Electronic Arts

Notice of
2023
Annual Meeting and
Proxy Statement



Our Purpose and Beliefs

At EA, our Purpose and Beliefs are the foundations of our shared culture. Our Purpose and Beliefs motivate us. Unite us. Inspire us.



CREATIVITY

Striving to bring imagination, original ideas, and excitement to everything we do.



PIONEERING

Acting with the curiosity and courage that it takes to experiment, innovate and lead.



PASSION

We are at our best when we pursue what we love, and have fun doing it.



DETERMINATION

Bringing focus, drive and conviction to our actions. Thriving on the journey and being motivated to achieve excellence.



LEARNING

Listening, having humility and being open to new ways of thinking, and looking with a lens of inclusion. Challenging ourselves to grow and change as a company.



TEAMWORK

Committed to each other, and to the accountability and integrity it takes to be a successful diverse team.

To learn more about our ongoing values.

visit **https://www.ea.com/about.**



Letter from our CEO and Board Chair

We hope that you and your families are well. Looking over the past year, I am incredibly proud of the amazing work of our talented teams. With a strong close to fiscal year 2023, we are executing on our core strategies to capture our biggest opportunities and deliver long-term value. We believe that we are well-positioned for growth and impact in the years ahead.

FISCAL 2023 HIGHLIGHTS

Against macro uncertainty, we navigated the year with resilience and determination. Across fiscal year 2023, we showed the fundamental strength of our business, delivered for our players, and lived up to the promise of our values. We generated strong results by delivering high quality games and experiences, launching seven new releases, and providing over 450 content updates across 51 titles. We delivered record engagement across some of our biggest franchises; EA SPORTS FIFA 23 became the best-selling title in franchise history, Madden NFL 23 became the best-selling title in franchise history across console and PC platforms, and The Sims 4 community grew to more than 70 million players.

FOCUS ON IMPACT

The Board is focused on Electronic Arts' efforts to create value for stockholders while generating enduring positive impact across our workplaces and the world around us through the expanding power of play. We have continued to lead our industry in programs, practices and transparency with respect to diversity, equity and inclusion. We have made great strides for positive play, inclusion and accessibility design, making it possible for more people to experience the joy of games. And we have advanced our environmental sustainability programs and practices. We are deeply committed to furthering this work in the communities where we live, work and play in the years to come.

OUR NEXT STEPS

This is an exciting time for Electronic Arts. We are leading the future of entertainment in a dynamic industry that is at an inflection point. Consumption of sports and media is at an all-time high and more people than ever are choosing interactive experiences as their first-choice entertainment. These transformations represent immense opportunities for us to do more amazing things for our people and players.

To drive growth in FY24 and beyond, we are focusing on the priorities of building games and experiences that entertain massive online communities; creating blockbuster interactive storytelling; and amplifying the power of community in and around our games with social and creator tools. These priorities align our investments with opportunities to make the biggest impact.

We're proud of our performance in service of our stockholders, employees, players, and communities. We thank you for your investment in Electronic Arts.

Sincerely,

ANDREW WILSON
Chief Executive Officer and Board Chair



Notice of Annual Meeting of Stockholders


Date and Time
August 10, 2023 (Thursday)
2:00 pm (Pacific)


Location
Virtually at **www.virtualshareholder meeting.com/EA2023**


Who Can Vote
Stockholders as of June 16, 2023 are entitled to vote.

Voting Items

PROPOSALS

1	**2**	**3**	**4**	**5**
To elect the eight nominees listed in the Proxy Statement to the Board of Directors to hold office for a one-year term.	To conduct an advisory vote to approve named executive officer compensation.	To ratify the appointment of KPMG LLP as our independent registered public accounting firm for the fiscal year ending March 31, 2024.	To conduct an advisory vote on the frequency of say-on-pay votes.	To consider and vote upon one stockholder proposal, if properly presented at the Annual Meeting.
✓ **"FOR"** each director nominee	✓ **"FOR"**	✓ **"FOR"**	✓ **"FOR"**	✕ **"AGAINST"**
Page **64**	Page **65**	Page **66**	Page **67**	Page **68**

Stockholders will also act on any other matters that may properly come before the meeting. Any action on the items of business described above may be considered at the 2023 Annual Meeting of Stockholders (the "Annual Meeting") at the time and on the date specified above or at any time and date to which the Annual Meeting may be properly adjourned or postponed.

This year, we will hold the Annual Meeting virtually. There will not be a physical location for the Annual Meeting, and you will not be able to attend the Annual Meeting in person. For more information on how to attend the Annual Meeting, please see page 71 of this Proxy Statement.

Your vote is important. You do not need to attend the Annual Meeting to vote if you have submitted your proxy in advance of the meeting. Whether or not you plan to attend the Annual Meeting, we encourage you to read this Proxy Statement and submit your proxy or voting instructions as soon as possible so that your shares may be represented at the Annual Meeting. In the event of a technical malfunction or situation that makes it advisable to adjourn the Annual Meeting, the chair will convene the meeting at 2:30 p.m. Pacific Time on August 10, 2023 at the Company's principal business address solely for the purpose of adjourning the meeting to reconvene at a date, time and location announced by the meeting chair. If this happens, more information will be provided at **https://ir.ea.com**.

By Order of the Board of Directors,

[signature]

JACOB J. SCHATZ
Chief Legal Officer and Corporate Secretary

How to Vote


Online Before the Meeting
Visit **www.proxyvote.com** and follow the instructions provided in the Notice.


Telephone
Follow the instructions provided on your proxy card or voting instruction card.


Mail
Submit your proxy by mail by signing your proxy card, and mail it in the enclosed, postage-paid-envelope.


Online at the Meeting
Attend the Annual Meeting virtually at **www.virtualshareholdermeeting.com/ EA2023** and follow the instructions on the website.

Important Notice Regarding the Availability of Proxy Materials for the Annual Stockholder Meeting to Be Held on August 10, 2023.

Please note that this Proxy Statement, as well as our Annual Report on Form 10-K (the "Annual Report") for the fiscal year ended March 31, 2023, is available at **http://ir.ea.com**.

Table of Contents

In this Proxy Statement, we make forward-looking statements regarding future events or the future financial performance of the Company. We use words such as "anticipate," "believe," "expect," "intend," "estimate," "plan," "predict," "seek," "goal," "will," "may," "likely," "should," "could," "continue," "potential" (and the negative of any of these terms), "future" and similar expressions to identify forward-looking statements. In addition, any statements that refer to projections of our future financial performance, trends in our business, projections of markets relevant to our business, our corporate responsibility initiatives (including environmental, social and impact matters), uncertain events and assumptions and other characterizations of future events or circumstances are forward-looking statements. These forward-looking statements are aspirational, are not guarantees of future performance and reflect management's current expectations. Statements regarding our corporate responsibility initiatives may also be based on standards for measuring progress that are still developing, internal controls that are evolving, and on assumptions that are subject to change in the future; in the context of this disclosure, they may also not be considered material for purposes of reporting with the Securities and Exchange Commission. Our actual results could differ materially from those discussed in the forward-looking statements. Please refer to the Annual Report for a discussion of important factors that could cause actual events or actual results to differ materially from those discussed in this Proxy Statement. These forward-looking statements speak only as of the date of this Proxy Statement; we assume no obligation to revise or update any forward-looking statement for any reason, except as required by law.

Proxy Highlights

This summary highlights information contained in this Proxy Statement, and it is qualified in its entirety by the remainder of this Proxy Statement. **You are encouraged to read the entire Proxy Statement carefully before voting**. In this Proxy Statement, the terms "Electronic Arts", "EA," "we," "our" and "the Company" refer to Electronic Arts Inc. This Proxy Statement was first distributed and made available via the Internet to stockholders on or about June 23, 2023 along with the Electronic Arts Inc. Notice of 2023 Annual Meeting of Stockholders, Annual Report and form of proxy.

2023 Board Nominees

The following table provides summary information about our director nominees, each of whom is a current director of the Company.

Name	Principal Occupation	Director Since	Independent	Committee Memberships
Mr. Kofi A. Bruce	Chief Financial Officer, General Mills, Inc.	2021	✓	A (Chair)
Ms. Rachel A. Gonzalez	General Counsel, GE Verona	2021	✓	NG, C
Mr. Jeffrey T. Huber	Founder & Managing Partner, Triatomic Capital; Former CEO & Vice Chairman, GRAIL, Inc.	2009	✓	A
Ms. Talbott Roche	President and Chief Executive Officer, Blackhawk Network Holdings, Inc.	2016	✓	C (Chair)
Mr. Richard A. Simonson	Managing Partner, Specie Mesa L.L.C.; Former Chief Financial Officer, Sabre Corporation	2006	✓	A
Mr. Luis A. Ubiñas (Lead Independent Director*)	Former President, Ford Foundation, Former Senior Partner, McKinsey & Company	2010	✓	NG (Chair)
Ms. Heidi J. Ueberroth	President, Globicon	2017	✓	C
Mr. Andrew Wilson (Chair)	Chief Executive Officer, Electronic Arts Inc.	2013		

* Elected by independent directors.

A: Audit Committee   **C:** Compensation Committee   **NG:** Nominating and Governance Committee

Board Diversity and Refreshment

The Board of Directors routinely assesses its composition and believes stockholder value can be driven by a board with the knowledge and understanding of the Company's business from longer-tenured directors balanced with the fresh perspective and ideas provided by the addition of new members. The Board of Directors believes that complementary and diverse perspectives, through business experience, diversity of gender, ethnicity, culture and other factors, contribute to the Board of Directors' effectiveness as a whole. The Nominating and Governance Committee and the Board of Directors are committed to actively seeking highly qualified women and individuals from underrepresented communities to include in the pool of potential new directors. When assessing potential new directors, the Nominating and Governance Committee considers the skills, background and experience of each candidate to evaluate the candidate's ability to contribute diverse perspectives to the Board of Directors. The primary consideration is to identify candidates who will best fulfill the Board of Directors' and the Company's needs at the time of the search. Therefore, the Nominating and Governance Committee does not believe it is appropriate to either nominate or exclude from nomination an individual solely based on gender, ethnicity, race, age, or similar factors.

Director Nominee Tenure

Median Tenure – 8 years
Average Tenure – 8 years



- ■ 5 or fewer years - 37.5%
- ■ 6 – 10 years - 25%
- ■ 10+ years – 37.5%

Director Nominee Age

Median Age – 55 years old
Average Age – 56 years old



- ■ 55 or younger - 50%
- ■ 56 – 65 years old – 50%
- ■ 66 or older – 0

Director Nominee Diversity

3 female: Ms. Gonzalez, Ms. Ueberroth, and Ms. Roche
2 Hispanic/Latino: Ms. Gonzalez and Mr. Ubiñas
1 African American: Mr. Bruce



- ■ Diverse - 63%

Board Diversity Matrix (As of June 23, 2023)

	Female	Male
Board Size		
Total Number of Directors		8
Part I: Gender Identity		
Directors	3	5
Part II: Demographic Background*		
African American or Black	–	1
Alaskan Native or Native American	–	–
Asian	–	–
Hispanic or Latinx	1	1
Native Hawaiian or Pacific Islander	–	–
White	2	3

* To see our Board Diversity Matrix as of June 24, 2022, please see the proxy statement filed with the SEC on June 24, 2022.

Corporate Governance Highlights and Report

Board Independence

Independent director nominees	7 of 8
Independent Lead Director	Luis A. Ubiñas
100% Independent Board committees	Yes
Conflict of Interest Policy	Yes

Director Elections

Frequency of Board elections	All directors elected annually
Voting standard for uncontested elections	Majority of votes cast
Stockholder proxy access	Yes

Board Operations

Number of incumbent directors that attended at least 75% of all applicable meetings last year	8 of 8
Board evaluations	Annual
Committee evaluations	Annual
Director stock ownership requirement	Yes, 5x annual retainer
Code of Conduct applies to all Board members	Yes

Stockholder Rights

Voting rights for all shares	One share, one vote
Voting rights restrictions (e.g., non-voting shares, golden shares)	None
Poison pill	No
Supermajority voting provisions	None
Right to call special meetings	Yes, 15% threshold
Stockholder Action by Written Consent	Yes, 25% threshold
Stockholder access to directors and officers during annual stockholders' meeting	Yes
Robust stockholder engagement practices	Yes

ESG Focus



EA is committed to making a positive impact in our world, and we continue to make progress on our initiatives supporting our players, our communities, our planet, and our company. Our Board and Board Committees review the Company's commitments and progress. See page 20 for more information about Board and Committee oversight of ESG.

In October 2022, we published our third annual Impact Report, detailing our commitments and progress in social, environmental, and governance areas that are of interest to our stakeholders. Our disclosures are created with reference to the Sustainability Accounting Solutions Board (SASB) Materiality Map and the recommendations of the Task Force on Climate Related Financial Disclosures (TCFD).

Board Engagement with Stockholders

In fiscal year 2023, we continued our robust stockholder engagement efforts, and the Board of Directors continued its strong track record of stockholder responsiveness. Leading up to the 2022 annual meeting and then again later in fiscal year 2023, we reached out to our top stockholders and the proxy advisors to discuss and solicit feedback on various topics, including our executive compensation program, governance and ESG issues. After considering stockholder feedback, our Board of Directors, examined or enacted additional enhancements to our compensation programs, governance and ESG efforts.

Stockholder Engagement

After 2022 Annual Meeting

Offered Meetings

Top 25 Stockholders

of our outstanding common stock

Engaged in Discussions

~40%

of our outstanding common stock

What we discussed	Executive Compensation	Governance	Environmental and Social Matters
	■ Feedback on our Compensation programs ■ Favorable Say-on Pay voting results	■ Board and Committee refreshment ■ Board oversight ■ Stockholder rights	■ Our culture and our talent ■ Diversity, equity and inclusion efforts ■ Environmental sustainability progress

Our Updates and Actions

Executive Compensation. See pages 46-58.

■ *Adopted a Cash Severance Policy for Executive Officers* which prohibits the Company from entering into any arrangement that provides cash severance benefits exceeding 2.99 times the sum of an executive officer's base salary plus target bonus opportunity without seeking shareholder ratification.

■ *Implemented an enterprise-level scorecard for the strategic and operating objectives that drive funding of the business performance component of the Company bonus pool.*

■ *Increased the portion of performance-based equity for our CFO and COO*—each of their annual equity incentive awards will consist of 60% performance-based restricted stock units, consistent with the award mix put in place for our CEO effective for fiscal year 2022.

For more on our engagement program and changes to our compensation programs, please see the discussion beginning on page 26 under the heading "Stockholder Engagement" below.

Environmental, Social and Governance

■ *Lowered the threshold for stockholders to call a special meeting to 15%.*

■ Refreshed our Board committee composition by *appointing Ms. Rachel Gonzalez to the Compensation Committee and appointing Mr. Kofi Bruce as Chair of the Audit Committee.*

■ *Promoted transparency* regarding our workforce representation data by voluntarily disclosing our EEO-1 diversity data; and disclosed attrition data by gender and race/ethnicity in our most recent Impact Report.

■ *Maintained base pay equity* on the basis of gender globally and on the basis of race/ethnicity in the United States.

■ *Established fiscal year 2023 as our baseline year* for Scope 1 and 2 emissions and will disclose additional Scope 3 categories in our upcoming 2023 Impact Report.

■ *Published our first report* based on the recommendation of the Task Force on Climate-related Financial Disclosures.

Board of Directors and Corporate Governance

Board Nominees and Structure

Each of the following director nominees has been nominated for re-election at the Annual Meeting. As set forth below, we believe each of these director nominees brings a valuable and unique perspective to the Board of Directors and has the necessary experience, skills and attributes to serve on the Board of Directors and contribute to its overall effectiveness. The Board of Directors has concluded that each is qualified to serve as a director based on the experiences, qualifications and attributes set forth below.



Kofi A. Bruce 52 `Independent`

Chief Financial Officer, General Mills, Inc.

Director since: 2021

Board Committees:	Other Public Company Directorships:	Directorships in Past 5 Years:	Diversity:
Audit (Chair)	None	None	Identifies as African American

Background and Affiliations:

- Chief Financial Officer, General Mills, Inc., a global manufacturer and marketer of branded consumer foods, 2020-present
- Vice President, Finance (2014-2020) and Corporate Controller (2017-2019), General Mills, Inc.

Education:

- B.A. in International Relations, Stanford University
- M.B.A., University of Michigan School of Business (Ross)

Key Qualifications:

Mr. Bruce brings to the Board of Directors extensive financial expertise and risk management experience as a current public company Chief Financial Officer. Prior to his appointment as Chief Financial Officer, Mr. Bruce had a 20-year career in finance leadership roles, including Treasury, Accounting and Controllership functions at public companies. In present and prior roles, he gained significant experience overseeing financial statement preparation, as well as the relationship with internal and external audit functions. In addition, Mr. Bruce brings to the Board of Directors his experience with operational strategies and risk management associated with consumer-facing businesses.





Rachel A. Gonzalez 53 `Independent`

General Counsel of GE Verona

Director since: 2021

Board Committees:	Other Public Company Directorships:	Directorships in Past 5 Years:	Diversity:
Nominating and Governance Compensation	Sabre Corporation Vacasa, Inc.	Dana Incorporated	Identifies as Female and Hispanic/Latino

Background and Affiliations:

- General Counsel of GE Verona, a global energy company, April 2023-present
- EVP, General Counsel and Corporate Secretary of Starbucks Corporation, a global coffeehouse chain, April 2018-April 2022
- EVP, Chief Administrative Officer and Corporate Secretary of Sabre Corporation, a global travel technology company, May 2017-April 2018
- Executive Vice President and General Counsel of Sabre Corporation, September 2014-May 2017

Education:

- B.S. degree in Comparative Literature, University of California, Berkeley
- J.D., Boalt Hall School of Law at the University of California, Berkeley

Key Qualifications:

Ms. Gonzalez's significant operational, regulatory and management experience as General Counsel and Corporate Secretary at GE Verona, Starbucks and Sabre, as well as during her time as a partner in the corporate group of Morgan, Lewis & Bockius, provides in-depth experience and perspective with respect to public company corporate governance, risk management, compensation practices, and ESG matters, as well as responding to evolving stockholder and other stakeholder expectations. In addition, Ms. Gonzalez's experience at companies with strong digital marketing and international operations provide valuable insight to the Board of Directors and management as they execute the Company's growth strategies.



Jeffrey T. Huber 55 `Independent`

Founder & Managing Partner, Triatomic Capital

Director since: 2009

Board Committees:	Other Public Company Directorships:	Directorships in Past 5 Years:
Audit	Upstart, Inc.	None

Background and Affiliations:

- Founder and Managing Partner of Triatomic Capital, an investment and advisory firm, January 2022–present.
- Founding CEO and Vice Chairman of GRAIL, Inc., a life sciences company, 2016-2021
- Former Senior Vice President, Alphabet Inc., 2003-2016
- Former Vice President of Architecture and Systems Development, eBay

Education:

- B.S. degree in Computer Engineering, University of Illinois
- Master's degree, Harvard University

Key Qualifications:

Mr. Huber has extensive operational and executive experience at companies that apply rapidly changing technology, including his most recent experience as the founding CEO and Vice Chairman of GRAIL, Inc. In addition, Mr. Huber's experience at Alphabet and eBay provide relevant background and experience, including risk management experience, with respect to consumer online companies that deploy large-scale technological infrastructure.



Talbott Roche 56 `Independent`

Director since: 2016

President and Chief Executive Officer, Blackhawk Network Holdings, Inc.

Board Committees:	Other Public Company Directorships:	Directorships in Past 5 Years:	Diversity:
Compensation (Chair)	None	Blackhawk Network Holdings, Inc. (formerly publicly-traded)	Identifies as Female

Background and Affiliations:

- President (2010-present) and Chief Executive Officer (2016-present), Blackhawk Network Holdings, Inc., a leading prepaid payment network
- Former Branding Consultant and Director, New Business Development, Landor Associates
- Director, Blackhawk Network Holdings, Inc. (currently private)

Education:

- B.A. in Economics, Stanford University

Key Qualifications:

Ms. Roche brings to the Board of Directors extensive operational and management experience as well as significant experience in corporate governance, risk management, compensation program design, and investor engagement as the Chief Executive Officer of a global organization, including during Blackhawk Network Holdings' time as a public company. In addition, Ms. Roche's understanding and experience with digital commerce, marketing and consumer trends provide the Board of Directors with valuable perspective.



Richard A. Simonson 64 `Independent`

Director since: 2006

Managing Partner, Specie Mesa L.L.C.;
Former Chief Financial Officer, Sabre Corporation

Board Committees:	Other Public Company Directorships:	Directorships in Past 5 Years:
Audit	Couchbase, Inc. Evercommerce, Inc.	

Background and Affiliations:

- Managing Partner, Specie Mesa L.L.C., an investment and advisory firm, 2018-present
- Former Chief Financial Officer (2013-2018) and Senior Adviser (2018-2019), Sabre Corporation, a global travel technology company
- Former Chief Financial Officer, Nokia Corporation
- Former Chief Financial Officer, Rearden Commerce

Education:

- B.S. degree, Colorado School of Mines
- M.B.A., Wharton School of Business, University of Pennsylvania

Key Qualifications:

Mr. Simonson brings to the Board of Directors extensive financial expertise, corporate governance and risk management experience as a former public company Chief Financial Officer. He also has extensive experience with the strategic and operational challenges of leading global companies, as well as partnering with, and overseeing, relationships with independent public registered accounting firms.



Luis A. Ubiñas (Lead Director) 60   `Independent`

Director since: 2010

Former President, Ford Foundation, Former Senior Partner, McKinsey & Company

Board Committees:	**Other Public Company Directorships:**	**Other Trusteeships:**	**Directorships in Past 5 Years:**	**Diversity:**
Nominating and Governance (Chair)	AT&T Inc. Tanger Factory Outlet Centers Inc.	Mercer Funds	Boston Private Financial Holdings, Inc. FirstMark Horizon Acquisition Corp. (SPAC)	Identifies as Hispanic/Latino

Background and Affiliations:

- Former President, Ford Foundation
- Former Senior Partner, McKinsey & Company
- Fellow of the American Academy of Arts and Sciences (non-profit)
- Member of the Council on Foreign Relations

Education:

- B.A. degree, Harvard College
- M.B.A., Harvard Business School

Key Qualifications:

Mr. Ubiñas has extensive experience in business management, operations, governance, compensation program design and board functions from his work as an investor and advisor to companies across sectors. In addition, through his prior experience as a Senior Partner at McKinsey & Company, he has worked with technology, telecommunications and media companies in understanding the challenges and opportunities presented by digital distribution platforms and applications. Mr. Ubiñas has worked extensively with companies managing the transition from physical to digital distribution business models. Mr. Ubiñas' experience at the Ford Foundation as its President provides unique insight, strategic direction and oversight of the Company's ESG efforts, including the Company's inclusion and diversity practices and programs, as well as its community engagement efforts.



Heidi J. Ueberroth 57 `Independent`

President, Globicon

Director since: 2017

Board Committees:	Other Public Company Directorships:	Directorships in Past 5 Years:	Diversity:
Compensation	Stillwater Growth Corp. (SPAC)		Identifies as Female

Background and Affiliations:

- President, Globicon, a private investment and advisory firm focused on the media, sports, entertainment and hospitality industries, 2016–present
- Co-Chair, Pebble Beach Company (private)
- Former President, NBA International
- Former President, Global Marketing Partnerships and International Business Operations, NBA

Education:

- B.A. degree, Vanderbilt University

Key Qualifications:

Ms. Ueberroth has extensive operational and management experience in the sports, media and entertainment industries, including with respect to developing consumer products and services in international and emerging markets. During her 19 year career with the NBA, she oversaw the league's international expansion and brings deep knowledge of television and digital media distribution, marketing and branding and strategic direction of a global company. Her active role as the co-chairman of the Pebble Beach Company and her past and present board service bring experience with respect to compensation program design, investor engagement and ESG initiatives.



Andrew Wilson (Chair) 48

Chief Executive Officer, Electronic Arts Inc.

Director since: 2013

Board Committees:	Other Public Company Directorships:	Directorships in Past 5 Years:
None	None	Intel Corporation

Background and Affiliations:

- Chief Executive Officer, Electronic Arts Inc., 2013-present
- Chair of the Board, World Surf League (private)
- Board of Trustees, Paley Center for Media (non-profit)

Key Qualifications:

Mr. Wilson has served as the Company's Board Chair since 2021, Chief Executive Officer since September 2013 and has been employed by EA in several roles since 2000. Mr. Wilson has extensive experience and knowledge of the Company and the industry, and we believe it is crucial to have the perspective of the Company's Chief Executive Officer represented on the Board of Directors to provide direct insight into the Company's day-to-day operations and strategic vision.

Consideration of Director Nominees

In evaluating director nominees to recommend to the Board of Directors, the Nominating and Governance Committee considers many factors within the context of the characteristics and the needs of the Board of Directors as a whole and EA's business and strategy at that time, including the traits discussion on page 5 of this Proxy Statement under the heading *"Board Diversity and Refreshment"*. While the specific needs of the Board of Directors may change from time to time, all nominees for director are considered on the basis of the following minimum qualifications:

- The highest level of personal and professional ethics and integrity, including a commitment to EA's purpose and beliefs;
- Practical wisdom and mature judgment;
- Broad training and significant leadership experience in business, entertainment, technology, finance, corporate governance, public interest or other disciplines relevant to EA's long-term success;
- The ability to gain an in-depth understanding of EA's business; and
- A willingness to represent the best interests of all EA stockholders and objectively appraise management performance.

The Nominating and Governance Committee will evaluate candidates proposed by our stockholders under similar criteria, except that it also may consider as one of the factors in its evaluation, the amount of EA voting stock held by the stockholder and the length of time the stockholder has held such stock. A stockholder who wishes to suggest a candidate for the committee's consideration should send the candidate's name and qualifications to our Corporate Secretary.

Director Independence

Our Board of Directors has determined that each of our non-employee directors qualifies as an "independent director" as that term is used in the Nasdaq Stock Market Rules and that each member of our standing committees is independent in accordance with those standards. Mr. Wilson, our CEO, does not qualify as independent. The Nasdaq Stock Market Rules have both objective tests and a subjective test for determining independence. The Board of Directors has not established categorical standards or guidelines to make these subjective determinations but considers all relevant facts and circumstances.

In addition to the Board-level standards for director independence, the directors who serve on the Nominating and Governance, Audit and Compensation Committees each satisfy requirements established by the Securities and Exchange Commission ("SEC") and the Nasdaq Stock Market to qualify as "independent" for the purposes of membership on those committees.

Board Structure and Operations

Board Meetings

In fiscal year 2023, the Board of Directors met eight times. At regularly scheduled meetings, the independent members of the Board of Directors meet in executive session separately without management present.

DIRECTOR ATTENDANCE AT ANNUAL MEETING

Our directors are expected to make every effort to attend the Annual Meeting. All of the eight directors who were elected at the 2022 annual meeting attended the 2022 annual meeting.

Board of Directors Leadership Structure

The Board of Directors regularly evaluates its leadership structure and discusses Board leadership with stockholders. The Board of Directors believes that Mr. Wilson serving as Chair and Mr. Ubiñas serving as Lead Independent Director is the appropriate leadership structure for the Company. A strong and empowered Lead Independent Director provides an essential mechanism for independent viewpoints and accountability, and we have recently expanded the formal responsibilities of our Lead Independent Director role.



Andrew Wilson
Chief Executive Officer and Board Chair

The Board of Directors believes that Mr. Wilson has invaluable knowledge regarding the Company and the interactive entertainment industry and is uniquely positioned to lead the Board of Directors in its review of management's strategic plans. In addition, the Board of Directors believes that Mr. Wilson's combined role enables decisive leadership, promotes clear accountability, and enhances the Company's ability to communicate its strategy and message clearly and consistently to stockholders, employees and other stakeholders.

With Mr. Wilson as Chief Executive Officer and Chair, the Board of Directors is focused on practices and programs that promote and facilitate independent viewpoints and strengthen effective independent oversight of management. These considerations include a strong and empowered Lead Independent Director, the current membership of the Board of Directors, which has a balanced mix of shorter tenured and longer tenured directors and representation of diverse perspectives based on background, including business experience, gender, race, ethnicity, professional skills and experiences, and other factors. The Board of Directors also maintains strong standing committees, which are entirely composed of independent directors, and have empowered Chairs.



Luis A. Ubiñas
Lead Independent Director

The Board of Directors understands and values the role of independent leadership. Mr. Ubiñas has served as our Lead Independent Director since 2015, and his current two-year term ends with this Annual Meeting. Mr. Ubiñas was chosen by the independent directors to serve as Lead Independent Director for an additional two-year term, ending with our 2025 annual meeting, subject to Mr. Ubiñas' re-election to the Board of Directors. Mr. Ubiñas, the Chair of our Nominating and Governance Committee, has extensive experience as a public company director and deep knowledge and understanding of governance practices and board functions from his work with companies across sectors; he also has spoken directly with several of the Company's largest investors. Mr. Ubiñas plays an important role in providing institutional knowledge and brings the history of having experienced multiple lifecycles of our businesses. Given Mr. Ubiñas' strong qualifications and corporate governance expertise including his experience as our Lead Independent Director, the Board believes that Mr. Ubiñas' contributions continue to be of great value to the Board of Directors and to stockholders.

In fiscal year 2022, the Board of Directors reviewed the role of the Lead Independent Director and enhanced those responsibilities to provide best-in-class mechanisms for independent viewpoints and accountability. Mr. Ubiñas' key roles and responsibilities are contained in our Corporate Governance Guidelines which are available on our Investor Relations website at http://ir.ea.com and include:

- Calling special meetings of the independent directors, as needed;
- Presiding at meetings of the Board of Directors at which the Chair is not present, including executive sessions of the Board of Directors;
- Approving the agenda for Board of Directors meetings;
- Consulting with respect to materials provided to directors in advance and providing feedback to the Chair about the quality of those materials;
- Serving as a liaison between the Chair and the other independent directors;
- Along with the Chair, jointly determining the timing and length of meetings of the Board of Directors;

- Facilitating discussion among independent directors and committee chairs and providing feedback and perspective to the Chair about discussions among the independent directors;
- Overseeing the process for the Board of Directors' annual self-evaluation along with the Nominating and Governance Committee;
- Leading the Board of Directors' evaluation of the Chief Executive Officer along with the Nominating and Governance Committee; and
- Overseeing the Board of Directors' stockholder communication policies and meeting with major stockholders.

Board Committees

The Board of Directors currently has a standing Audit Committee, Compensation Committee and Nominating and Governance Committee. Each of these standing committees operates under a written charter adopted by the Board of Directors. These charters are available in the Investor Relations section of our website at http://ir.ea.com.

All members of these committees are independent directors. During fiscal year 2023, all eight directors attended in 88% or more of the aggregate of (1) the number of applicable meetings of the Board of Directors and (2) the number of applicable meetings held by each committee on which such director was a member. The members of our standing committees are set forth below:

Audit Committee

Members

| KOFI A. BRUCE (Chair) | JEFFREY T. HUBER | RICHARD A. SIMONSON | **Meetings in FY 2023:** 8 |

Responsibilities of the Audit Committee

- Assists the Board of Directors in its oversight of the Company's financial reporting and is directly responsible for the appointment, compensation and oversight of our independent auditors.
- Establishes and maintains complaint procedures with respect to internal and external concerns regarding accounting or auditing matters.
- Oversees tax and treasury policies and practices as well as the Company's internal audit function.
- Although the Board of Directors retains ultimate risk management oversight of matters related to privacy and cybersecurity, the Audit Committee receives quarterly updates from EA's information security team and reviews the steps taken by management to monitor and control risks with respect to privacy and cybersecurity issues.

As determined by the Board of Directors, each of the three current Audit Committee members meets the independence requirements and the financial literacy standards of the Nasdaq Stock Market Rules, as well as the independence requirements of the SEC. The Board of Directors has determined that each of Mr. Bruce and Mr. Simonson meets the criteria for an "audit committee financial expert" as set forth in applicable SEC rules. The Audit Committee has the authority to obtain advice and assistance from outside advisors without seeking approval from the Board of Directors, and the Company will provide appropriate funding for payment of compensation to advisors engaged by the Audit Committee.

In April 2023, the Board of Directors appointed Kofi A. Bruce as the Chair to the Audit Committee. Mr. Bruce brings valuable perspective as the current Chief Financial Officer of General Mills Inc., including direct experience overseeing the preparation of financial statements and managing key financial disciplines, as well as his experience with oversight of internal and external audit functions.

Nominating and Governance Committee

Members

Meetings in FY 2023:

 **LUIS A. UBIÑAS** **(Chair)**

 **RACHEL A. GONZALEZ**

4

Responsibilities of the Nominating and Governance Committee

- Applies the criteria outlined in our Corporate Governance Guidelines to recommend nominees for director and committee memberships to the Board of Directors.
- Reviews from time to time the appropriate skills, characteristics and experience required of the Board of Directors as a whole, as well as its individual members, including such factors as business experience and diversity.
- Reviews developments in corporate governance and recommends formal governance standards to the Board of Directors.
- Oversees the CEO's annual performance review.
- Manages the process for emergency succession planning in the event the CEO is unable to fulfill the responsibilities of the role, and also periodically evaluates internal and external CEO candidates for succession planning purposes.
- Oversees, periodically reviews, and reports to the Board of Directors with respect to ESG performance, disclosures, and engagement with investors and other key stakeholders.

The Nominating and Governance Committee currently is comprised of two directors, each of whom the Board of Directors determined meets the independence requirements of the Nasdaq Stock Market Rules.

Compensation Committee

Members

 **TALBOTT ROCHE** (Chair)

 **RACHEL A. GONZALEZ**

 **HEIDI J. UEBERROTH**

Meetings in FY 2023:

6

Responsibilities of the Compensation Committee

- Sets the overall compensation strategy for the Company.
- Recommends the compensation of the CEO to the Board of Directors and determines the compensation of our other executive officers.
- Oversees the Company's bonus and equity incentive plans and other benefit plans.
- Reviews and recommends to the Board of Directors compensation for non-employee directors and reviews and approves compensation for employees who qualify as a "Related Person" under our Related Person Transaction Policy.

As determined by the Board of Directors, each of the members of the Compensation Committee meets the independence requirements of the Nasdaq Stock Market Rules and the SEC rules. The Compensation Committee has the authority to engage the services of outside advisors after first conducting an independence assessment in accordance with applicable laws, regulations and exchange listing standards. During fiscal year 2022, the Compensation Committee directly engaged Semler Brossy Consulting Group, a national compensation consulting firm, to advise on executive compensation matters. Please refer to the section titled "*The Process for Determining Our NEOs' Compensation*" in the "*Compensation Discussion and Analysis*" section of this Proxy Statement, for additional information regarding the role of Semler Brossy in advising the Compensation Committee on our executive compensation program. The Compensation Committee has reviewed the independence of Semler Brossy and has determined that its engagement does not raise any conflicts of interest. The Compensation Committee may also delegate any of its authority and duties to subcommittees, individual committee members or management, as it deems appropriate in accordance with applicable laws, rules and regulations.

In April 2023, the Board of Directors appointed Rachel Gonzalez to the Compensation Committee. Ms. Gonzalez brings to the Committee her executive experience as the current General Counsel of GE Verona and service on the leadership team of several global companies in highly competitive markets. These roles have provided Ms. Gonzalez with experience with executive compensation, compensation plans, public reporting and investor engagement.

For further information about the role of our Compensation Committee and executive officers in recommending the amount or form of executive compensation, please see "*The Process for Determining our NEOs' Compensation*" in the "*Compensation Discussion and Analysis*" section of this Proxy Statement.

Compensation Committee Interlocks and Insider Participation

During fiscal year 2023, no member of the Compensation Committee was an employee or current or former officer of EA, nor did any member of the Compensation Committee have a relationship requiring disclosure by EA under Item 404 of Regulation S-K. No EA officer serves or has served since the beginning of fiscal year 2023 as a member of the board of directors or the compensation committee of a company at which a member of EA's Board of Directors and Compensation Committee is an employee or officer.

Annual Board and Committee Self-Evaluations

Our Board of Directors and each of our committees conducts an annual evaluation, which includes a qualitative assessment by each director of the performance of the Board of Directors, as a whole, and the committee or committees on which each director serves. The evaluation is intended to determine whether the Board of Directors and each committee are functioning effectively, and to provide them with an opportunity to reflect upon and improve processes and effectiveness. Our Lead Independent Director, Mr. Ubiñas, oversees the process for the Board of Directors' annual self-evaluation along with the Nominating and Governance Committee. A summary of the results is presented to the Nominating and Governance Committee and the Board of Directors on an aggregated basis, noting any themes or common issues.

Board's Role and Responsibilities

Oversight of Business Strategy

The Board's industry and management expertise is critical in overseeing our business strategy. In a rapidly evolving industry, our Board is an important resource for thoughtful and candid insights into strategic planning conversations, including product and service development, operational considerations, emerging industry trends, acquisitions, financial planning, and organizational design.

- The Board oversees our stockholders' interest in the long-term health and the overall success of our business and financial strength. This focus is reflected in the agenda for each Board meeting. The Board reviews our long-term strategy at a dedicated meeting at least annually.
- At the beginning of each fiscal year, the Board formally reviews and approves our annual financial and operational targets and plans for achieving those targets. The Board monitors performance against the company's strategic objectives and financial targets throughout the year and helps support the integrity of our financial results.
- The Board critically reviews how we allocate our capital resources, including acquisition activity, significant capital investments, and return of capital programs. These strategic actions and investments are reviewed and approved by the Board, or a committee, following open and engaged discussions.
- At each Board meeting, the Board reviews and discusses with management a set of detailed operating reports, including current financial performance versus plan. Focused discussions of key business issues, strategic developments and financial considerations are held at each Board meeting.
- At each Board meeting, the independent directors meet in executive session. These meetings are led by our Lead Independent Director.

Oversight of Risk Issues

Board of Directors

Our Board of Directors oversees our risk management processes and procedures as well as material risks to our business. The Board of Directors exercises this oversight responsibility directly and through its committees. The oversight responsibility of the Board of Directors and its committees is informed by reports from our management team that provide visibility into our key areas of material risk. These include broad strategic, operational and financial discussions, as well as more focused discussions on specific topics. Material business and strategic risks, including succession planning for our CEO and executive officers, are reviewed by the full Board of Directors. While the Board of Directors has ultimate risk oversight with respect to risks related to privacy and cybersecurity and receives periodic updates on these risks and mitigation strategies, the Audit Committee also receives quarterly updates from EA's information security team that review the steps taken by management to monitor and mitigate these risks.



Audit Committee

- Risks related to financial reporting, internal controls and procedures, investments, tax and treasury matters and legal compliance.
- Oversees our enterprise risk management program, which identifies and prioritizes material risks for the Company.
- Areas of material financial risk, as appropriate.

Nominating and Governance Committee

- Risks related to director and emergency CEO succession planning.
- Risks related to our corporate governance policies and practices.
- Risks related to human capital management and culture.

Compensation Committee

- Reviews compensation-related risks.
- Risks related to pay equity.

Each of the committees regularly reports to the full Board of Directors on matters relating to the specific areas of risk that each committee oversees.

Compensation Risk Assessment

As part of their risk oversight efforts, the Compensation Committee evaluates our compensation programs to determine whether the design and operation of our policies and practices could encourage executives or employees to take excessive or inappropriate risks that would be reasonably likely to have a material adverse effect on the Company and has concluded that they do not. In making that determination, the Compensation Committee considered the design, size and scope of our cash and equity incentive programs and program features that mitigate against potential risks, such as payout caps, clawbacks, the quality and mix of performance-based and "at risk" compensation, and, with regard to our equity incentive programs, the stock ownership requirements for our executives. The Compensation Committee has concluded that our compensation policies and practices strike an appropriate balance of risk and reward in relation to our overall business strategy, and do not create risks that are reasonably likely to have a material adverse effect on the Company. The *"Compensation Discussion and Analysis"* section below generally describes the compensation policies and practices applicable to our named executive officers.

Oversight of ESG Matters

The Board of Directors oversees ESG matters directly and through its committees.

Human Capital Management

The Board reviews material human capital management programs, practices and strategies, including organizational health at least twice annually.

DEI

The Nominating and Governance Committee reviews our initiatives related to diversity, equity and inclusion, and will review our goals and progress towards achieving those goals at least twice annually.

Talent and Culture

The Nominating and Governance Committee reviews efforts to maintain a safe and healthy culture, including key cultural indicators, at least twice annually.

Overall ESG Performance

The Nominating and Governance Committee reviews topics such as our overall ESG performance, disclosures and investor engagement at least twice annually and surfaces our progress to the Board. These updates include a review of market developments, frameworks, evolving stakeholder expectations and EA's potential responses.

Environmental Sustainability

The Nominating and Governance Committee oversees our commitments to environmental sustainability at least annually.

Pay Equity

At least annually, the Compensation Committee reviews our commitments to pay equity.

Board Policies

Related Persons Transactions Policy

Our Board of Directors has adopted a written Related Person Transactions Policy that describes the procedures used to process, evaluate, and, if necessary, disclose transactions between the Company and its directors, officers, director nominees, greater than 5% beneficial owners, or an immediate family member of any of the foregoing. We review any transaction or series of transactions which exceeds $120,000 in a single fiscal year and in which any related person has a direct or indirect interest, as well as any transaction for which EA's Global Code of Conduct or Conflict of Interest Policy would require approval of the Board of Directors.

Once a transaction has been identified, the Audit Committee (if the transaction involves an executive officer) or the Nominating and Governance Committee (if the transaction involves a director) will review the transaction at the next scheduled meeting of such committee. Transactions involving our CEO will also be reviewed by our Lead Independent Director. Transactions involving employee compensation will also be submitted to the Compensation Committee for approval. If it is not practicable or desirable to wait until the next scheduled meeting, the chair of the applicable committee considers the matter and reports back to the relevant committee at the next scheduled meeting. In determining whether to approve or ratify a transaction, our committees (or the relevant chair of such committee) consider all of the relevant facts and circumstances available and transactions are approved only if they are in, or not inconsistent with, the best interests of EA and its stockholders. No member of a committee reviewing a potential related person transaction may participate in any review, consideration or approval of any transaction if the member or their immediate family member is the related person.

Related Persons Transactions

Nicholas Bruzzo, the son of our former Chief Experience Officer, and Abby Moss, the daughter of our former Chief Technology Officer are each employed by the Company. Mr. Bruzzo is employed in our game development studios and Ms. Moss is employed as a software engineer. The aggregate value of each of Mr. Bruzzo's and Ms. Moss' total compensation in fiscal year 2023 (salary, bonus, and the value of any equity awards granted during fiscal year 2023) was consistent with compensation provided to other EA employees in similar positions and was less than $200,000. The Audit Committee and the Compensation Committee reviewed and approved Mr. Bruzzo's and Ms. Moss' employment and compensation in accordance with our Related Person Transactions Policy.

Global Code of Conduct and Corporate Governance Guidelines

We have adopted a Global Code of Conduct that applies to our directors, and all employees, including our principal executive officer, principal financial officer, principal accounting officer, and other senior financial officers, as well as Corporate Governance Guidelines. These documents, along with our organizational documents and committee charters, form the framework of our corporate governance. Our Global Code of Conduct, Corporate Governance Guidelines and committee charters are available in the Investor Relations section of our website at http://ir.ea.com. We post amendments to, or waivers from our Global Code of Conduct in the Investor Relations section of our website.

Stockholder Communications with the Board of Directors

EA stockholders may communicate with the Board of Directors as a whole, with a committee of the Board of Directors, or with an individual director by sending a letter to EA's Corporate Secretary at Electronic Arts Inc., 209 Redwood Shores Parkway, Redwood City, CA 94065, or by sending an email to StockholderCommunications@ea.com. Our Corporate Secretary will forward to the Board of Directors all communications that are appropriate for the Board of Directors' consideration. For further information regarding the submission of stockholder communications, please visit the Investor Relations section of our website at http://ir.ea.com.

Director Compensation

Our Compensation Committee is responsible for reviewing and recommending to our Board of Directors the compensation paid to our non-employee directors. Their review occurs every two years, with the last review occurring in February 2022, in consultation with our independent compensation consultant Semler Brossy. Non-employee directors are paid a mix of cash and equity compensation consisting of (1) an annual board retainer, (2) committee, committee chair, and lead director fees, as applicable, and (3) an annual equity award, as described below.

Fees Earned in Cash

The table below reflects the annualized components of fees earned in cash for non-employee directors for fiscal year 2023. For more information regarding the specific compensation received by each non-employee director during fiscal year 2023, see the *"Fiscal Year 2023 Director Compensation Table"* table below.

Annual Board Retainer	Amount ($)
Annual Board Retainer	60,000

Committee Fees	Amount ($)
Service on the Audit Committee	15,000
Service on the Compensation Committee	12,500
Service on the Nominating and Governance Committee	10,000

Lead Director and Committee Chair Fees	Amount ($)
Lead Director*	50,000
Chair of the Audit Committee	15,000
Chair of the Compensation Committee	12,500
Chair of the Nominating and Governance Committee	10,000

* Effective May 1, 2022, the Lead Director fee was increased to $50,000 (from $25,000) following Semler Brossy's competitive analysis of our non-employee director compensation against our compensation peer group to bring this fee in line with the median for our peer group.

Under the terms of our equity incentive plan, non-employee directors may elect to receive all or part of their fees in the form of EA common stock. As an incentive for our non-employee directors to increase their stock ownership in EA, non-employee directors making such an election receive vested shares of common stock valued at 110% of the cash compensation they otherwise would have received. These shares are awarded via the grant and immediate exercise of a stock option having an exercise price equal to the fair market value of our common stock on the grant date, which is the first trading day of each quarter of the Board year. Ms. Gonzalez, Mr. Huber, Ms. Roche, Mr. Simonson, and Ms. Ueberroth received all or part of their fees in the form of our common stock during fiscal year 2023.

Equity Compensation

In fiscal year 2023, non-employee directors also received an annual equity award of restricted stock units ("RSUs") with a grant date fair value of approximately $260,000. These RSUs were granted upon election or re-election to the Board of Directors at our 2022 annual meeting. RSUs vest in full on the first anniversary of the grant date (or, if earlier, the date of the next annual meeting of stockholders following the grant date), subject to the non-employee director's continuous service as a member of the Board of Directors through such date. For any director who may have previously elected to defer settlement of RSUs, the receipt of shares underlying vested RSUs may be deferred until the fifth or tenth anniversary of the original vesting date or the date the director terminates service with the Company.

Other Benefits

Non-employee directors who are not employed with any other company are offered an opportunity to purchase certain EA health, dental and vision insurance while serving as a director. Participating directors pay 100% of their own insurance premiums. In addition, we offer non-employee directors the opportunity to receive cybersecurity services to protect their privacy, home networks, and devices, where they may conduct EA business. The Company is charged an annual fee per participating director; currently, the per person annual fee is less than $4,000 for these services.

Fiscal Year 2023 Director Compensation Table

The following table shows compensation information for each of our non-employee directors during fiscal year 2023. Mr. Wilson, our CEO, does not receive any compensation for his service on our Board of Directors.

Name	Fees Earned or Paid in Cash ($)[1]	Stock Awards ($)[2]	Option Awards ($)[3]	Total ($)
Kofi A. Bruce	75,000	259,879	—	334,879
Leonard S. Coleman*	20,625	—	—	20,625
Rachel Gonzalez	70,000	259,879	7,022	336,901
Jeffrey T. Huber	75,000	259,879	7,445	342,324
Talbott Roche	85,000	259,879	8,538	353,417
Richard A. Simonson	90,000	259,879	8,956	358,835
Luis A. Ubiñas	136,250	259,879	—	396,129
Heidi Ueberroth	72,500	259,879	7,229	339,608

*   Mr. Coleman retired from the Board of Directors effective August 11, 2022.

[1]   As discussed above, non-employee directors may elect to receive all or part of their fees in the form of EA common stock. See footnote 3 for additional information regarding the number of shares received in lieu of cash compensation by those non-employee directors who made such an election.

[2]   Represents the aggregate grant date fair value of the annual RSU award granted to the non-employee directors and is calculated based on a closing price of $129.68 per share for our common stock on the August 11, 2022 grant date. Grant date fair value is determined for financial statement reporting purposes in accordance with FASB ASC Topic 718. For additional information regarding the valuation methodology for RSUs, see Note 15 "Stock-Based Compensation and Employee Benefit Plans," to the Consolidated Financial Statements in our Annual Report. As of April 1, 2023 (the last day of fiscal year 2023), each of our current non-employee directors held 2,004 unvested RSUs.

[3]   Non-employee directors may elect to receive all or part of their fees in the form of EA common stock, and directors making such an election receive common stock valued at 110% of the cash compensation they would have otherwise received. These shares are awarded via the grant and immediate exercise of a stock option having an exercise price equal to the fair market value of our common stock on the grant date. The values represent the premium received for shares in lieu of compensation. As of April 1, 2023 (the last day of fiscal year 2023), the aggregate number of outstanding and unexercised shares of our common stock subject to stock options beneficially owned by our non-employee directors was as follows: Mr. Huber - 11,872 and Mr. Ubiñas - 4,872.

The table below sets forth information on the shares received upon immediate exercise of the option(s) granted to directors who elected to receive all or part of their fees in the form of EA common stock during fiscal year 2023.

Name	Grant Date	Exercise Price ($)	Shares Subject to Immediately Exercised Stock Option Grants	Grant Date Fair Value ($)
Rachel Gonzalez	5/2/2022	120.00	160	19,200
	8/1/2022	130.87	147	19,238
	11/1/2022	126.27	153	19,319
	2/1/2023	116.76	165	19,265
				77,022
Jeffrey T. Huber	5/2/2022	120.00	172	20,640
	8/1/2022	130.87	157	20,547
	11/1/2022	126.27	164	20,708
	2/1/2023	116.76	176	20,550
				82,445
Talbott Roche	5/2/2022	120.00	195	23,400
	8/1/2022	130.87	179	23,426
	11/1/2022	126.27	185	23,360
	2/1/2023	116.76	200	23,352
				93,538
Richard A. Simonson	5/2/2022	120.00	206	24,720
	8/1/2022	130.87	189	24,734
	11/1/2022	126.27	196	24,749
	2/1/2023	116.76	212	24,753
				98,956
Heidi Ueberroth	5/2/2022	120.00	166	19,920
	8/1/2022	130.87	152	19,892
	11/1/2022	126.27	158	19,951
	2/1/2023	116.76	171	19,966
				79,729

Compensation Discussion & Analysis

For fiscal year 2023, EA's named executive officers ("NEOs") were:

- **Andrew Wilson,** Chief Executive Officer;
- **Chris Suh,** former Chief Financial Officer;
- **Laura Miele,** President, EA Entertainment, Technology and Central Development and former Chief Operating Officer;
- **Chris Bruzzo,** former Chief Experience Officer;
- **Mala Singh,** Chief People Officer; and
- **Kenneth Moss,** former Chief Technology Officer.

On June 20, 2023, we announced organization updates with changes to the executive team. Stuart Canfield was appointed Executive Vice President, Chief Financial Officer, effective June 20, 2023, following the decision by Chris Suh to step down with a departure date of June 30, 2023. In addition, we announced that Laura Miele has been appointed President of EA Entertainment, Technology and Central Development, effective June 20, 2023. In this role, she will oversee the development and production of key games and services in the EA Entertainment portfolio, while continuing to lead central technology and development services to drive execution and operational efficiencies. The announcement also noted that Chris Bruzzo informed us of his decision to retire with an effective date of June 30, 2023 and he is succeeded by David Tinson as Executive Vice President, Chief Experience Officer. Mr. Moss departed the Company on September 2, 2022.

Executive Summary

Fiscal Year 2023 Business Highlights

During fiscal year 2023, we continued to deliver award-winning games and services to our players and generated strong financial and operating results. Hundreds of millions of players around the world came together and connected through our games, live services, and content. We continued our efforts to build more diverse and inclusive teams and games, support our communities, and ensure that our workplace culture is one of respect and allyship. We again engaged with our top institutional stockholders to understand their views on topics such as executive compensation, governance, and ESG issues.

Our executive compensation program is designed to reward our NEOs for the achievement of Company-wide financial, operating, and strategic objectives and the creation of long-term stockholder value. These measures formed the basis of executive compensation decisions made by the Compensation Committee and Board of Directors in fiscal year 2023.

Key Highlights for the Fiscal Year

Financial and Operational Performance	- **Net revenue** of $7.426 billion. - **Net bookings** of $7.341 billion. - **Operating cash flow** of $1.550 billion. - **Diluted earnings per share** of $2.88. - **Record live services and other net revenue** of $5.489 billion. - Returned $1.295 billion to stockholders through a repurchase of 10.4 million shares. - Paid quarterly cash dividends totaling $210 million.
Key Strategic and Operating Achievements	- Launched EA SPORTS FIFA 23, the best-selling title in franchise history, as well as the #1-selling game in Europe for calendar year 2022. - Launched Madden NFL 23, the best-selling title in franchise history across console and PC platforms. - Launched seven new releases and provided over 450 content updates across 51 titles.
ESG Efforts and Achievements	- Promoted transparency regarding our workforce representation data by voluntarily disclosing our EEO-1 diversity data; and disclosed attrition data by gender and race/ethnicity in our most recent Impact Report. - Increased the level of underrepresented talent in our workforce, including by sustaining year-over-year increases of executive talent from underrepresented groups for the third year in a row. - Established fiscal year 2023 as our baseline year for Scope 1 and 2 emissions and will disclose additional Scope 3 categories in our upcoming 2023 Impact Report.

Engagement with Stockholders	■ Leading up to our 2023 Annual Meeting, we reached out to stockholders collectively holding approximately 61% of our outstanding stock to understand their views on compensation, governance and ESG issues. We held engagement meetings with every stockholder who accepted, totaling 15 meetings with stockholders representing approximately 40% of our outstanding stock.
	■ Discussed the responsive actions we have taken in recent years on compensation and governance matters, as well as solicited feedback on our current executive compensation program.

Stockholder Engagement

We have a robust year-round stockholder outreach program, with formal engagement efforts occurring in both the summer and winter.



JUNE – AUGUST
Ahead of our annual meeting, we seek to engage with investors to answer questions and understand their views on matters relating to our annual proxy statement

SEPTEMBER – FEBRUARY
Review stockholder votes at our most recent annual meeting, identify potential follow-up areas, and evaluate our governance and executive compensation practices

APRIL – MAY
Review feedback from off-season engagement, and consider any enhancements to our executive compensation program, governance structure and ESG programs

MARCH – MAY
Conduct meetings with stockholders and proxy advisors to consider any issues raised and to solicit feedback on governance, executive compensation, and other topics of interest

2022 Say-on-Pay Vote

At our 2022 Annual Meeting, our advisory say-on-pay proposal received the support of 92% of the votes cast. The Board of Directors and Compensation Committee believe that this favorable result affirms stockholder support for our executive compensation program and philosophy following the significant changes we have made following our 2020 and 2021 say-on-pay votes. These changes are described in detail below and were based on stockholder feedback following extensive outreach and engagement efforts by our Compensation Committee and our executives. In considering last year's favorable vote result, the Compensation Committee determined that the changes made to our executive compensation program are largely supported by our stockholders and should remain in effect.

Stockholder Engagement in Fiscal Year 2023

Our dialogue with stockholders in formal engagements has helped us evolve our executive compensation program. We continued our investor outreach in fiscal year 2023, contacting our top 25 stockholders in advance of our 2023 Annual Meeting and offering meetings to discuss our executive compensation program. During these meetings, we discussed the substantial enhancements we made to our executive compensation program in recent years.

Our executive compensation program continues to build on changes made in prior years. Below is a summary of stockholder feedback provided as it affects our fiscal year 2023 program.

What We Heard from Stockholders	Our Actions
Severance/Termination Pay Would like to see limits on severance payable to senior management	**Action:** In August 2022, we **adopted a cash severance policy for executive officers** following feedback we received during our stockholder engagement process. The policy prohibits the Company from entering into any arrangement that provides cash severance benefits exceeding 2.99 times the sum of an executive officer's base salary plus target bonus opportunity without seeking shareholder ratification.
Annual Performance Cash Bonus Program Would like to see a more formulaic approach to the annual bonus payouts	**Action:** Beginning with fiscal year 2023, we enhanced the rigor of our Company bonus pool funding formula: ■ *Increased the financial performance weighting of Company bonus pool funding to 70% for our CEO and 60% for our CFO and COO,* with the remaining portion of Company bonus pool funding based on business performance, including ESG goals (instead of the 50/50 funding split that applies to all other employees). ■ *Implemented an enterprise-level scorecard for the strategic and operating objectives* that drive funding of the business performance component of the Company bonus pool. The scorecard measured our performance against goals across six key strategic objectives established for the fiscal year: Strategy; Amazing Content and Experiences; Social Ecosystems and Creative Autonomy; Aggregation and Distribution; Talent; and Culture and Work. Each key objective is weighted at 20% of the business performance component of the Company bonus pool funding formula, except that Talent and Culture and Work (our ESG goals relating to human capital management (HCM)) are together weighted at 20%.
Fiscal Year 2023 ESG Goals Would like ESG goals to feature more prominently in our compensation program.	**Action:** Beginning with fiscal year 2023, ESG goals are included in the enterprise-level scorecard under our annual performance cash bonus program, and our achievement against them will impact funding of the business performance component of the Company bonus pool funding formula. These ESG goals are collectively weighted at 20% of the scorecard, and relate to talent, culture, and environmental sustainability measures. We continue to consider other meaningful ways that ESG initiatives and related developments can be tied to our compensation program.
Long-Term Equity Incentives: PRSU Program Some stockholders would like to see the weighting of long-term equity incentives to be more heavily weighted towards PRSUs.	**Action:** Beginning with fiscal year 2023, we increased the portion of performance-based equity for our CFO and COO—each of their annual equity incentive awards will consist of **60% performance-based restricted stock units**, consistent with the award mix put in place for our CEO effective for fiscal year 2022.

Pay Practices Implemented Based on Earlier Stockholder Feedback

In addition, we maintain the following pay practices that have been established over the years since our 2020 Annual Meeting.

No Special Equity Awards	No granting of any special equity awards to NEOs through at least the end of fiscal year 2026.
Performance-Based Long-Term Equity Incentives (PRSUs)	■ Inclusion of net bookings and operating income financial performance metrics, in addition to the existing TSR metric. ■ Three-year cliff vesting on awards. ■ Elimination of the lookback feature from the relative TSR component of legacy PRSUs. ■ Increasing the threshold and adjusting the relative TSR payout scale, with no vesting for performance below the 25th percentile and above median performance required for target payout. ■ Determination that the CEO's annual equity award will consist of 60% PRSUs.
Annual Performance Bonus	■ Enhanced disclosure of our program structure, non-financial goals, and how payouts are determined. ■ Capping NEO bonuses at 2x target bonus opportunity.
Stock Ownership	Increasing stock ownership guidelines, including from 5x to 10x salary for CEO.
Clawback	Expanding our Clawback Policy to cover cash as well as equity incentives.

Compensation Principles

Philosophy and Objectives

As a global leader in digital interactive entertainment, we believe that the skills, expertise, and experience of our employees, including our NEOs, are the critical factors that contribute to our overall performance and enhance stockholder value. To drive continued successful operational and financial performance, we must attract, motivate, reward, and retain top executive talent. The Board of Directors and the Compensation Committee strive to make executive compensation decisions that follow a competitive pay-for-performance compensation philosophy that is in the long-term best interests of our stockholders. Accordingly, our executive compensation program is designed to:

- Provide highly competitive compensation to attract and retain top executive talent;
- Create direct alignment with our stockholders by providing equity ownership in the Company;
- Align pay and performance by creating incentives tied to our business results;
- Reward and motivate strong individual performance and leadership; and
- Avoid undue compensation-related risk.

Compensation and Governance Practices

The Compensation Committee regularly reviews our executive compensation program to ensure that we maintain strong governance standards in our executive compensation program. Below is a summary of our key compensation and governance practices.

 **What We Do**

- Structure executive compensation to link pay and performance
- Provide a high percentage of variable, at-risk pay; approximately 94% of our CEO's and 92% of our other NEOs' compensation is variable and at-risk
- Cap performance-based annual bonus and long-term equity incentive payouts for NEOs
- Prohibit arrangements providing cash severance benefits that exceed a capped amount
- Require our executives to satisfy robust stock holding requirements
- Conduct regular stockholder outreach
- Perform an annual risk assessment of our executive compensation program
- Evaluate our compensation peer group at least annually
- Engage an independent compensation consultant to advise the Compensation Committee
- Conduct formal executive succession planning

 **What We Don't Do**

- No "single-trigger" change in control arrangements
- No excise tax gross-ups upon a change in control
- No executive employment contracts (other than as required by local jurisdictions)
- No repricing of options without stockholder approval
- No hedging or pledging of EA stock
- No payment of dividends or dividend equivalents on unearned or unvested equity awards

Process for Determining Our NEOs' Compensation

Participant	Role in the Executive Compensation Determination Process
Board of Directors	■ Approves the target total direct compensation for our CEO, in consultation with the Compensation Committee and the Compensation Committee's independent compensation consultant Semler Brossy.
Compensation Committee	■ Approves the target total direct compensation for our NEOs (other than our CEO) after receiving input, at the Compensation Committee's request, from our CEO, our Chief People Officer, and the Compensation Committee's independent compensation consultant.
	■ Reviews, approves, and recommends to the Board of Directors, CEO pay.
Independent Compensation Consultant	■ Semler Brossy advises on our executive compensation program and advises on changes to our compensation program and other executive compensation-related developments and trends, including by conducting a comprehensive analysis of our executive compensation program using publicly-available information on peer companies to compare each element of our executive compensation program.
	■ Semler Brossy also assisted the Compensation Committee with its review of our non-employee director compensation in fiscal year 2023.
	■ Semler Brossy attended all meetings held by the Compensation Committee.
	■ The Compensation Committee has reviewed the independence of Semler Brossy, which provides no services to the Company other than described above, and determined that Semler Brossy's engagement did not raise any conflicts of interest.
Management	■ Our CEO and Chief People Officer assist the Compensation Committee by providing information on corporate and individual performance, market compensation data and practices, and other executive compensation matters.
	■ At the beginning of each fiscal year, our CEO and Chief People Officer review the performance of our other NEOs for the prior fiscal year and make recommendations to the Compensation Committee regarding the annual base salary, bonus targets, and annual equity awards for our NEOs (other than with respect to themselves).

Executive Compensation Decision-Making Approach

The Board of Directors and the Compensation Committee believe that executive compensation should be evaluated holistically. They consider a variety of factors to guide their compensation decision-making process for our NEOs. These include an evaluation of market trends and the competitive landscape for executive talent, which includes a review of the market practices of our peer group and other technology companies with which we compete for talent. Use of such comparative market data from the peer group and broader survey data for technology companies allows us to assess the appropriateness and reasonableness of compensation levels and mix to determine if our compensation program aligns pay with performance, fairly rewards our executives, and provides adequate retention and incentive value. In addition, in determining executive compensation, the Board of Directors and Compensation Committee also consider corporate performance, internal compensation alignment, and factors unique to each NEO, such as individual performance, scope and complexity of the role, experience, and tenure.

Compensation Peer Group

Each year, the Compensation Committee, with the independent compensation consultant's advice and input, reviews and selects a group of peer companies to use as a reference to better understand the competitive market for executive talent in our industry. As part of this process, the Compensation Committee engages in a quantitative and qualitative assessment to identify companies that are similar to us, based on a combination of factors including: size; revenue and market capitalization; business fit; whether they are in relevant industry pillars or are companies with which we compete for executive talent; and other relevant factors, including the number of current peer companies that identify EA as a peer. Where some companies may not be similar in size to us based on quantitative factors, they still may be included in our peer group based on the qualitative factors described above.

For fiscal year 2023, the Compensation Committee approved a peer group of 19 companies based on the factors listed above. As a result of this review, as compared to the fiscal year 2022 peer group, the Compensation Committee removed Adobe Inc., Salesforce, Inc., and NVIDIA Corporation due to their outsized market capitalization, and Hasbro, Inc. due to its no longer being deemed a relevant business fit. To replace these companies and ensure the peer group was of sufficient size, the Compensation Committee added Airbnb, Inc., Block, Inc., Snap Inc., Synopsys, Inc., and Sirius XM Holdings, Inc., companies that met all or some of the factors described above.

Gaming	Consumer-Oriented Technology / Software		Media / Entertainment
Activision Blizzard, Inc.	Airbnb, Inc.	Intuit Inc.	Warner Bros. Discovery, Inc.
Take-Two Interactive Software, Inc.	Autodesk, Inc.	ServiceNow, Inc.	IAC/InteractiveCorp
Zynga Inc.	Block, Inc.	Synopsys, Inc.	Netflix, Inc.
	Booking Holdings Inc.	Workday, Inc.	Sirius XM Holdings, Inc.
	eBay, Inc.	VMware, Inc.	Snap Inc.
	Expedia Group, Inc.		

Looking ahead to fiscal year 2024:

For fiscal year 2024, the Compensation Committee, in consultation with its independent compensation consultant, reviewed the factors detailed above to validate current peer companies and identify the appropriate peer group for that year. In connection with such review, the Compensation Committee approved a peer group for fiscal year 2024 consisting of the same companies as the fiscal year 2023 peer group, except that Zynga Inc. was removed due to the closing of its acquisition by Take-Two Interactive Software, Inc. in May 2022, and Activision Blizzard, Inc. will be removed upon the closing of its acquisition by Microsoft Corporation.

Our NEOs' Fiscal Year 2023 Compensation

Target Total Direct Compensation for Fiscal Year 2023

Our executive compensation program is designed to motivate and reward performance against our financial and strategic priorities. More specifically, this approach rewards the achievement of Company-wide financial and business objectives, individual performance, and the creation of long-term value for stockholders, while also recognizing the dynamic and highly competitive nature of our business and the market for top executive talent.

For fiscal year 2023, 94% of our CEO's target total direct compensation opportunity and 92% of the average of our other NEOs' target total direct compensation opportunity was at-risk in the form of an annual performance cash bonus opportunity, and long-term equity awards comprised of PRSUs and RSUs, as set forth below.

CEO



NEOs (Excluding CEO)



Fixed (Base)   Bonus Opportunity   RSU   PRSU

Our Elements of Pay

The Compensation Committee believes that the target total direct compensation for each NEO should be consistent with market practices for executive talent, allow us to attract and retain the highest caliber of executive talent in our industry, and reflect each NEO's individual experience, responsibilities, and performance. There are three main elements of NEO compensation: (1) annual base salary, (2) annual performance cash bonuses, and (3) long-term equity incentive awards.

Base Salary

Key purpose and features

- Serves as a fixed cash component that is market competitive for the role to attract and retain high-performing executives.
- The following factors are considered when determining NEO salaries: individual performance; the market for similar positions, including the pay practices for comparable positions at the companies in our peer group; level of responsibilities; complexity of role; experience; and internal compensation alignment.



As part of its May 2022 annual compensation review, the Compensation Committee—or the Board of Directors, in the case of Mr. Wilson—considered the above factors and determined that there would be no increases in base salaries for our NEOs for fiscal year 2023.

	Base Salary for Fiscal Year 2023 ($)	(Represents 0% Increase from Fiscal Year 2022)
Mr. Wilson	1,300,000	
Mr. Suh	700,000	
Ms. Miele	800,000	
Mr. Bruzzo	750,000	
Ms. Singh	625,000	
Mr. Moss	750,000	

Annual Performance Cash Bonus Awards

Key purpose and features

- Annual bonus awards are designed to motivate our executives to achieve challenging annual performance goals that are important to our long-term growth.
- Capped at 200% of target.
- Payouts based on (1) Company Performance, which is based on Company financial performance and Company business performance to balance our annual financial performance with our execution against strategic and operating objectives, and (2) individual performance.
- The Company financial performance component of Company Bonus Pool Funding is weighted at 70% for our CEO, 60% for our CFO and COO, and 50% for our other NEOs, with the Company business performance component weighted at 30%, 40%, and 50%, respectively.
- A threshold level of Company financial performance must be achieved to fund that portion of the Company bonus pool.

Our NEOs participate in the Executive Bonus Plan, which governs bonuses paid to our Section 16 officers and operates in conjunction with the EA Bonus Plan, our Company-wide bonus plan. The formula for calculating each payout under the annual performance cash bonus program for our NEOs is as follows:

BASE SALARY	x	TARGET BONUS PERCENTAGE (% OF BASE SALARY)	x	COMPANY PERFORMANCE (COMPANY BONUS POOL FUNDING)		x	INDIVIDUAL PERFORMANCE MODIFIER (IPM)	=	NEO BONUS PAYOUT
				50-70% Company Financial Performance	30-50% Company Business Performance				

Process to Determine Performance Cash Bonus Awards

In the first quarter of each fiscal year, the Compensation Committee determines the Executive Bonus Plan participants, performance period, and performance measures. All NEOs at the time were selected to participate in the Executive Bonus Plan for fiscal year 2023.

1. Approve target bonus percentages and maximum award amounts
2. Set performance goals
3. Determine Company bonus pool funding
4. Conduct individual performance assessments and determine individual performance modifiers (IPMs)

Step 1: Approve Target Bonus Percentages and Maximum Award Amounts

APPROVE TARGET BONUS PERCENTAGES

Each fiscal year, the Compensation Committee—or the Board of Directors, in the case of Mr. Wilson—sets the amount of the target annual performance cash bonus as a percentage of each NEO's base salary ("target bonus") based on factors including individual performance, the market for similar positions, level of responsibilities, complexity of role, pay practices at our peer group for comparable positions, and internal compensation alignment. As part of its review, the Compensation Committee—or the Board of Directors, in the case of Mr. Wilson—determined that there would be no increases in the target bonus opportunities for our NEOs for fiscal year 2023.

Fiscal Year 2023 Target Bonus Percentages

	Bonus Eligible Salary for Fiscal Year 2023 ($)	Target Bonus Percentage for Fiscal Year 2023 (%)
Mr. Wilson	1,300,000	200%
Mr. Suh	700,000	100%
Ms. Miele	800,000	110%
Mr. Bruzzo	750,000	100%
Ms. Singh	625,000	90%
Mr. Moss[1]	750,000	100%

[1] Mr. Moss was ineligible for an annual performance cash bonus award because he departed EA in September 2022.

MAXIMUM AWARD AMOUNTS

Our Compensation Committee believes that annual bonus awards should be capped to ensure that we maintain strong governance standards in our executive compensation program and to mitigate incentives for undue risk taking. Under our Executive Bonus Plan, bonuses for our NEOs are capped at two times the target bonus opportunity for each NEO.

Our CEO receives no bonus payout if our net income is less than 80% of our fiscal year 2023 financial plan.

Step 2: Set Performance Goals

Each NEO's annual performance cash bonus award is tied to Company financial performance, as described immediately below. These goals are set forth in our financial and strategic plan for fiscal year 2023 that our Board of Directors and Compensation Committee reviewed with management in April 2022 and approved in May 2022. Effective for fiscal year 2023, we enhanced the rigor of our Company bonus pool funding formula for our CEO, CFO and COO by increasing the financial performance weighting of the Company bonus pool funding formula to 70%, 60% and 60%, respectively. The Compensation Committee believes that this mixed funding formula is appropriate because it balances our annual financial performance with our execution against strategic and operating objectives, which are critical drivers of our long-term success.

COMPANY FINANCIAL PERFORMANCE

For the financial performance component of our fiscal year 2023 Company bonus pool funding, the Compensation Committee approved the following two equally weighted Company financial performance goals: non-GAAP net revenue and non-GAAP diluted earnings per share. We believe these objective financial measures serve as clear goals for management to drive top-line growth and profitability with responsible cost management. A threshold level of performance must be met for each of the relevant metrics in order to fund that component of the bonus pool.

Fiscal Year 2023 Targets

The fiscal year 2023 non-GAAP net revenue and non-GAAP diluted earnings per share bonus funding targets were each set higher than our fiscal year 2022 actual performance, as follows: **non-GAAP net revenue of $8.150 billion** and **non-GAAP diluted earnings per share of $7.97,** weighted equally. Bonus pool funding is tied to our achievement of threshold, target, and maximum levels of performance for the relevant metric, with no funding if the threshold levels of performance are not achieved.

When making compensation decisions for our NEOs, we use non-GAAP financial measures to evaluate the Company's financial performance and the performance of our management team against non-GAAP targets. These measures adjust for certain items that may not be indicative of the Company's core business, operating results, or future outlook.

For more information regarding our use of non-GAAP financial measures for our compensation programs, please refer to *"About Non-GAAP Financial Measures"* in Appendix A below.

COMPANY BUSINESS PERFORMANCE

For the Company business performance component of our bonus pool funding, the Compensation Committee assesses performance against the Company's strategic priorities and objectives established for the fiscal year and approved by our Board of Directors. Beginning in fiscal year 2023, we implemented an enterprise-level scorecard regarding the strategic and operational performance objectives that drive funding of the Company bonus pool. For fiscal year 2023, the scorecard measures our performance against specific goals for six key strategic objectives established for the fiscal year. The Compensation Committee reviews Company attainment against these goals and objectives periodically during the fiscal year. See "Step 3: Determine Company Bonus Pool Funding—Company Business Performance" below, for more information on these goals and objectives.



Step 3: Determine Company Bonus Pool Funding

In May 2023, the Compensation Committee approved a bonus pool funding percentage of 87.2% of aggregate NEO target bonuses, as compared to 126.25% in the prior year. This funding percentage was based on equally weighted funding percentages of 74.4% for Company financial performance and 100% for Company business performance, as indicated below.

COMPANY FINANCIAL PERFORMANCE

For purposes of measuring attainment against our fiscal year 2023 financial targets for bonus funding, our non-GAAP net revenue was $7.341 billion and our non-GAAP diluted earnings per share was $7.12. Based on our attainment against our non-GAAP net revenue and diluted earnings per share targets, the Compensation Committee approved a combined funding percentage of 74.4% of target for the Company financial performance component with respect to our NEOs.

	Threshold	Target	Maximum	Actual
Non-GAAP Net Revenue (in billions)	$7.335	$8.150	$9.373	Actual $7.341
Non-GAAP Diluted EPS	$6.77	$7.97	$9.96	Actual $7.12
Funding Percentage(1)	50%	100%	200%	Actual 74.4%

(1) The funding percentage for achievement between the percentages designated above is interpolated on a straight-line basis.

Appendix A to this Proxy Statement provides a reconciliation between our non-GAAP financial measures and our audited financial statements.

COMPANY BUSINESS PERFORMANCE

For fiscal year 2023, the Compensation Committee approved a funding percentage of 100% for the business performance component, as compared to 119.5% in the prior year, based on its evaluation of our achievements against the weighted strategic and operating objectives highlighted below.

	Strategic and Operating Objectives	Key Measures	Key Performance Highlights	Assessment
20%	**Strategy** Align the Company behind our strategic pillars, including portfolio plans, financial models and clear points of integration with functional and franchise strategies	■ Increase engagement score to a designated level	■ Achieved multi-point score increase and remained one point shy of goal	■ Slightly Missed Target
		■ Develop long-range model to gain multi-dollar EPS growth over 3 years	■ Delivered model reflecting meaningful EPS growth of 59% over the specified target	■ Exceeded Target
20%	**Amazing Content & Experiences** Expand engagement with players who create, watch and play within our great games across HD and Mobile	■ Player engagement in HD for a designated number of session days	■ Achieved specified number of session days	■ Achieved Target
		■ Progress on tools for our developers by increasing overall survey score to a designed level	■ Strong progress on developer tools, including delivery of EA game creation tools strategy aligned with key studios stakeholders and strengthening of key strategic partnerships	■ Achieved Target

	Strategic and Operating Objectives	Key Measures	Key Performance Highlights	Assessment
20%	**Social Ecosystems & Creative Autonomy** Invest in product innovations and platform capabilities to unlock the power of social engagement and player creativity	■ Develop and test creative autonomy platform (CAP) capabilities with targeted number of players ■ Launch beta platform for a specified title ■ Establish baseline measure of community sense of safety, inclusion and fairness	■ Achieved participation by targeted number of test players, with key performance indicator targets successfully met or exceeded in all areas ■ Achieved by completing scheduled delivery of betas ■ Created benchmarks for safety, inclusion, and fairness through data analysis	■ Achieved Target ■ Achieved Target ■ Achieved Target
20%	**Aggregation & Distribution** Increase our player base and expand partnerships through sub distribution and geographic expansion	■ Increase Mobile DAU's by a designated percentage and grow HD MAU's by a designated percentage ■ Increase number of player accounts to specified target ■ Increase EA Play quarterly active members by a designated percentage ■ Increase players in Asia by a designated percentage	■ Surpassed goal by 21% in Mobile DAU's through strong engagement in mobile; remained shy of goal on full year HD MAUs ■ Surpassed goal through strong engagement across the games portfolios ■ Increased quarterly active members but remained shy of goal ■ Surpassed goal by 16% through strong engagement in the region	■ Exceeded Target as to Mobile DAU's; Missed Target as to HD MAU's ■ Exceeded Target ■ Missed Target ■ Exceeded Target
10%	**Talent** Attract and retain the talent we need to power our business while increasing diversity representation across all levels	■ Employee satisfaction score at or above a designated level ■ Critical talent retention at a designated level ■ Increase global representation of women and underrepresented groups by designated percentages	■ Surpassed goal by 4 points based on results of employee survey data ■ Surpassed goal by 8% through active efforts to retain top talent, which have resulted in low attrition ■ Achieved targets for women and certain underrepresented groups through recruiting and retention efforts, all the while laying the groundwork for continued increases among all groups; missed one target	■ Exceeded Target ■ Exceeded Target ■ Slightly Missed Target
10%	**Culture & Work:** Build a culture of continual improvement; where employees know what is expected, rewarded for their performance and operate in a work model that enables productivity, well-being, fairness, and equity. Evolve our organization towards environmental sustainability	■ Executive-level goal-setting to drive workplace engagement ■ Future of work arrangements goal ■ Multi-point increase in work/life balance score ■ Establish FY23 as baseline year for Scope 1 and 2 emissions and develop measurement tools for key Scope 3 emissions	■ Achieved by executive-level employees ■ Surpassed goal with 87% participation by employees ■ Achieved targeted score, resulting in the highest work/life balance score to date ■ Successfully established Scope 1 and 2 baseline year by identifying, describing and quantifying those emissions; implemented process to capture additional Scope 3 categories, with their disclosure to follow in our 2023 Impact Report	■ Achieved Target ■ Exceeded Target ■ Achieved Target ■ Achieved Target

Step 4: Conduct Individual Performance Assessments and Determine IPMs

Individual performance is a key factor in determining the amount of each NEO's annual bonus. Each year, the Board of Directors for Mr. Wilson, and the Compensation Committee, in consultation with Mr. Wilson and our Chief People Officer, for all NEOs except Mr. Wilson, review and approve the individual performance objectives for the NEOs. Mr. Wilson's individual performance objectives for fiscal year 2023 are based on non-GAAP financial objectives and strategic and operating objectives. For all other NEOs, the individual objectives are based on strategic and operating objectives tailored to the functions led by each NEO and aligned to the achievement of our overall fiscal year 2023 plan approved by the Board of Directors, as well as qualitative factors including leadership and talent development.

At the end of each fiscal year, the Board of Directors for Mr. Wilson, and the Compensation Committee, in consultation with Mr. Wilson and our Chief People Officer, assess the individual performance of our NEOs and determine each NEO's individual performance modifier, or IPM, at a percentage between 0% and 200% (subject to the overall cap of 2x target bonus for the annual cash bonus award). Consistent with our pay-for-performance philosophy, a higher individual performance assessment would result in a higher IPM, and vice-versa, so that an executive with a lower assessment could receive less than his or her target bonus. If an executive meets a high level of performance expectations, he or she would receive an IPM of 100% or greater. To receive an IPM of 200%, the NEO must demonstrate sustained, truly extraordinary performance, and the Board of Directors and Compensation Committee expect that assigning an IPM at this level would occur in rare circumstances only.

With the exception of our CEO, the performance assessment for each of our NEOs is based on an assessment of each executive's performance, considering his or her overall performance for the year; impact on our business and culture; demonstrated results; the executive's strong leadership; and execution of key objectives. No single factor is determinative. For Mr. Wilson, the Board of Directors considers achievement of the financial and strategic objectives that were established for him for the fiscal year.

Determination of Fiscal Year 2023 Performance Cash Bonus Awards for our NEOs

The key results that influenced the Board of Directors' decisions regarding Mr. Wilson's performance are identified below. The Board of Directors takes a holistic approach to evaluating the achievement of the CEO's financial and strategic and operating objectives and does not assign a specific weighting to any one factor within each of these two categories.

In determining the actual performance cash bonus awards for our other NEOs, Mr. Wilson and our Chief People Officer reviewed each NEO's achievements against the individual performance objectives for fiscal year 2023 and provided their recommendations to the Compensation Committee for review and approval. The key results that influenced the Compensation Committee's decisions regarding each NEO's individual performance are listed below.



Mr. Wilson
Chief Executive Officer

Individual Performance Modifier

After reviewing his achievements for fiscal year 2023, the Board of Directors approved an IPM of 115% for Mr. Wilson.

Key Highlights for Fiscal Year 2023

In May 2023, the Board of Directors considered Mr. Wilson's performance against the financial and strategic and operating objectives for fiscal year 2023, as highlighted below.

Non-GAAP Financial Objectives 70%:	Target	Actual[1]
Net Revenue (in millions)	$ 8,150	$ 7,341
Diluted Earnings Per Share[2]	$ 7.16	$ 6.47

[1] Appendix A to this Proxy Statement provides a reconciliation between our non-GAAP financial measures and our audited financial statements.

[2] For purposes of measuring achievement of Mr. Wilson's diluted earnings per share objective, a share count of 278 million was used.

Strategic Objectives Scorecard 30%:

Under Mr. Wilson's leadership, the Company executed on key strategic and operating objectives that were established for fiscal year 2023 under our enterprise-level scorecard, as detailed above in Step 3—Company Business Performance. These objectives were designed to position Electronic Arts as a leading digital interactive entertainment platform by, among other things, continuing to grow our player base in targeted ways, deepening player engagement across newer platforms, and strengthening player networks and communities, all the while executing on greater business and financial strategies. These objectives were also designed to focus on supporting our employees and creating a positive work environment, as well as to reinforce our commitment to environmental sustainability.

In addition to these overarching strategic and operating objectives, the Board of Directors considered the following key individual achievements when evaluating Mr. Wilson's performance for fiscal year 2023.

Record-breaking Achievements in our Top Franchises

Under Mr. Wilson's leadership, we

- launched EA SPORTS FIFA 23, the best-selling title in franchise history with the franchise growing net bookings by 10% year-over-year;
- launched Madden NFL 23, the best-selling title in franchise history across console and PC platforms; and
- launched seven new releases and provided over 450 content updates across 51 titles.

Decisive Actions in the Face of Macro Uncertainty

Under Mr. Wilson's leadership, we

- took deliberate action to reduce our expense base to preserve profitability and undertook restructuring initiatives to focus on prioritizing investments to the Company's growth opportunities;
- adopted a five-year strategic plan focused on delivering long-term growth; and
- navigated unprecedented industry consolidation by focusing on our key strategies: building games and experiences that entertain massive online communities; creating blockbuster interactive storytelling; and amplifying the power of community in and around our games with social and creator tools.

Commitments and Progress Across Our People, Players and Communities

Under Mr. Wilson's leadership, we

- strengthened inclusive and accessible player experiences through actions in our largest franchises, including EA SPORTS FIFA 23, Apex Legends and The Sims 4;
- grew underrepresented talent in executive (VP+) roles for the third consecutive year; and
- evolved our leadership team to position EA for continued success, including restructuring the technology organization to drive further innovation in our games and services.



Mr. Suh

Chief Financial Officer

Mr. Suh has served as Chief Financial Officer since March 1, 2022 and on June 20, 2023, EA announced Mr. Suh's decision to step down to pursue another opportunity with June 30, 2023 as his last day.

Individual Performance Modifier

In May 2023, after reviewing his achievements for fiscal year 2023, the Compensation Committee approved an IPM of 110% for Mr. Suh.

Key Highlights for Fiscal Year 2023

Under Mr. Suh's leadership during fiscal year 2023, the Company:

- generated net revenue of $7.426 billion, a 6% increase over fiscal year 2022;
- achieved cash flow provided by operations of $1.550 billion, while continuing to efficiently manage our operating expenses;
- saw growth across EA's broad portfolio and diverse business models, including live services, for which we achieved total net bookings of $7.341 billion for the fiscal year; and
- returned over $1.5 billion to stockholders through share repurchases and quarterly dividends.



Ms. Miele

Chief Operating Officer

On June 20, 2023, EA announced that Ms. Miele has been appointed President, EA Entertainment, Technology and Central Development, effective June 20, 2023. In this role, she will oversee the development and production of key games and services in the EA Entertainment portfolio, while continuing to lead central technology and development services to drive execution and operational efficiencies. Previously, as Chief Operating Officer, Ms. Miele managed company-wide operations.

Individual Performance Modifier

In May 2023, after reviewing her achievements for fiscal year 2023, the Compensation Committee approved an IPM of 120.9% for Ms. Miele.

Key Highlights for Fiscal Year 2023

During fiscal year 2023, Ms. Miele:

- oversaw the delivery of new games, services, and content, generating platform growth, including:
  - launching 7 major new games during fiscal year 2023 and provided over 450 content updates across 51 titles, including EA SPORTS FIFA 23 (the best-selling title in franchise history), Madden NFL 23 (the best-selling title in franchise history on console and PC), F1 22, and Dead Space;
  - continuing to grow Apex Legends as one of the most successful ongoing live services in the industry with an average of 20 million monthly active users in fiscal year 2023;
  - working toward the full launch of Lord of the Rings: Heroes of Middle-earth, with a successful early launch completed in select countries in July 2022;
  - developing a deep pipeline of announced and unannounced projects with our wholly-owned IP, including Skate, titles in the Marvel universe, and more;
- led development of the Company's five-year strategic plan adopted in the fiscal year; and
- assumed leadership of and restructured the Company's technology organization to accelerate decision-making and drive further innovation in our games and services.



Mr. Bruzzo
Chief Experience Officer

On June 20, 2023, Mr. Bruzzo announced his retirement from the Company effective June 30, 2023.

Mr. Bruzzo oversees EA's marketing team, the Worldwide Customer Experience team, and the Positive Play Group as a collection of functions that create unified and rewarding experiences for our players.

Individual Performance Modifier

In May 2023, after reviewing his achievements for fiscal year 2023, the Compensation Committee approved an IPM of 100% for Mr. Bruzzo.

Key Highlights for Fiscal Year 2023

During fiscal year 2023, Mr. Bruzzo:

- launched successful global marketing campaigns to help drive sales across EA's high-quality brands, including EA SPORTS FIFA 23 and STAR WARS Jedi: Survivor;
- added six more royalty-free patents to our accessibility patent pledge, furthering our commitment to making video games inclusive for everyone;
- built on our commitment to STEAM education and creating opportunities for young people in underrepresented communities through initiatives such as the EA Madden Scholarship Program, which grants scholarships to students from historically Black colleges and universities;

- continued to innovate to ensure that the EA online community is safe, fair and inclusive, with efforts such as the launch of EA's anticheat technology for FIFA 23 on PC; and
- oversaw company and employee giving of $6.8 million and over 11,000 volunteer hours in social impact programs.



Ms. Singh
Chief People Officer

Ms. Singh serves as Chief People Officer, overseeing our People Experience and Real Estate teams. In her role, Ms. Singh focuses on developing EA's talent and cultivating the company culture.

Individual Performance Modifier

In May 2023, after reviewing her achievements for fiscal year 2023, the Compensation Committee approved an IPM of 122.3% for Ms. Singh.

Key Highlights for Fiscal Year 2023

During fiscal year 2023, Ms. Singh:

- made gains in employee engagement resulting in high employee job satisfaction score and record high work/life balance score;
- implemented and built on active efforts to retain and recruit underrepresented talent, resulting in:
  - continued increases in the level of underrepresented talent in our workforce, including year-over-year increases of executive (VP+) talent from underrepresented groups for the third year in a row;
  - implementing and building on programs and initiatives targeting key groups and traveling to emerging talent markets;

- continued to promote a healthy and respectful workplace, with three of our Studios winning U.S. Best Places to Work Awards from an industry publication, among other media accolades; and
- led our stockholder governance outreach efforts, engaging with our stockholders on discussions regarding executive compensation, human capital management and other ESG topics.

Fiscal Year 2023 Performance Cash Bonus Awards

The Board of Directors for Mr. Wilson, and the Compensation Committee, in consultation with Mr. Wilson and our Chief People Officer, for all other NEOs, approved actual performance cash bonus payouts for the NEOs for fiscal year 2023, as set forth below.

	Target Annual Bonus	Executive Bonus Pool Funding Percentage	Individual Performance Modifier	Actual Fiscal Year 2023 Performance Cash Bonus	% Decrease from Fiscal Year 2022
Mr. Wilson	$2,600,000	82.1%	115%	$2,454,790	- 46.3%
Mr. Suh[1]	$ 700,000	84.6%	110%	$ 651,420	N/A
Ms. Miele	$ 880,000	84.6%	120.9%	$ 900,000	- 37.2%
Mr. Bruzzo	$ 750,000	87.2%	100%	$ 654,000	- 46.5%
Ms. Singh	$ 562,500	87.2%	122.3%	$ 600,000	- 43.3%
Mr. Moss[2]	$ 750,000	N/A	N/A	$ 0	N/A

[1] Mr. Suh became our Chief Financial Officer on March 1, 2022, and was ineligible for a fiscal year 2022 performance cash bonus award.

[2] Mr. Moss departed the Company in September 2022, and was ineligible for an annual performance cash bonus award.

Long-Term Equity Incentives

Key purpose and features

- Long-term equity incentives reward absolute long-term stock price appreciation, promote long-term retention, and provide incentives based on the attainment of performance objectives that are key indicators of our growth and long-term success
- Approximately 83% of our NEOs' aggregate annual target total direct compensation is delivered in the form of long-term equity incentives, which aligns our NEOs' interests with those of our stockholders and incentivizes performance that creates stockholder value
- Long-term equity incentives consist of performance-based restricted stock units (PRSUs) and time-based restricted stock units (RSUs). The award mix consists of 60% PRSUs and 40% RSUs for our CEO, CFO and COO, and 50% PRSUs and 50% RSUs for all other NEOs
- Fiscal Year 2023 PRSUs incentivizes our NEOs to drive top-line and bottom-line growth, and pays out after the end of a three-year performance period, based on our three-year relative TSR performance, and our net bookings and operating income performance measured annually over the three-year performance period
- Target vesting of relative TSR PRSUs requires above-median performance (at 55th percentile)
- RSUs vest over a 35-month time-based vesting schedule

Target Value of Fiscal Year 2023 Annual Equity Awards

In May 2022, the Compensation Committee, and the Board of Directors for Mr. Wilson, approved fiscal year 2023 annual equity awards for our NEOs at the time based on their evaluation of Company performance; each NEO's role and responsibilities; individual performance; retention considerations; competitive market practices, including comparative market data; and internal compensation alignment among our executive officers.

The following table shows the target value of the annual equity awards granted to our NEOs on June 16, 2022, as approved by the Compensation Committee on May 18, 2022, and the Board of Directors on May 19, 2022, for Mr. Wilson. The values set forth below were converted into a number of PRSUs or RSUs, as applicable, based on the June 16, 2022 closing price of our common stock of $127.98, rounded down to the nearest whole unit. The award mix serves to align the interests of our NEOs and our stockholders and to promote long-term retention of a strong leadership team in an industry and geographic area that is highly competitive for executive talent.

	Target PRSUs ($)	RSUs ($)
Mr. Wilson	10,800,000	7,200,000
Mr. Suh[1]	4,800,000	3,200,000
Ms. Miele	6,000,000	4,000,000
Mr. Bruzzo[1]	3,750,000	3,750,000
Ms. Singh	2,500,000	2,500,000
Mr. Moss[2]	3,750,000	3,750,000

[1] None of Mr. Suh's or Mr. Bruzzo's fiscal year 2023 PRSUs will vest prior to their departures on June 30, 2023, and all of their unvested PRSUs and RSUs will be forfeited upon their departures.

[2] None of Mr. Moss' fiscal year 2023 PRSUs or RSUs vested prior to his departure from EA, and along with all of his other unvested PRSUs and RSUs, were forfeited at the time of his departure.

Performance-Based Restricted Stock Units

The terms of our fiscal year 2023 PRSU program reflect the changes first made to the PRSU program for the fiscal year 2022 awards, and include the features described below.

- **_Three-year cliff vesting:_** PRSU awards cliff vest after the end of the three-year performance period to encourage our executives to focus on long-term stock price performance and to promote long-term retention.

- **_Net bookings and operating income metrics,_** in addition to relative TSR: Net bookings and operating income are key indicators of our top-line and bottom-line performance and balance growth and investment spending to deliver long-term results and generate stockholder return. These metrics provide our NEOs and management team with increased control over performance as compared to relative TSR, and align our long-term incentive program with our broader business strategy, while maintaining strong alignment to results for our stockholders.

Each tranche of the fiscal year 2023 PRSU award is eligible to vest based on the achievement of the following equally-weighted measures during the three-year performance period covering fiscal years 2023 through 2025:

(1) Net Bookings PRSUs (1/3): annual net bookings performance for each fiscal year during the three-year performance period;

(2) Operating Income PRSUs (1/3): annual operating income performance for each fiscal year during the three-year performance period; and

(3) Relative TSR PRSUs (1/3): relative TSR performance compared to the Nasdaq-100 Index over the three-year performance period.

Any PRSUs that are earned in accordance with the above will **vest on May 20, 2025.**

Net Bookings PRSUs and Operating Income PRSUs

The number of Net Bookings PRSUs and Operating Income PRSUs that are earned and eligible to vest will range from 0% to 200% of the target number of PRSUs for the applicable sub-tranche, in accordance with the payout scale below.

	Below Threshold	Threshold	Target	Maximum
Net Bookings (as a % of Financial Plan[1])	<90%	≥90%	≥100%	≥110%
Operating Income (as a % of Financial Plan[1])	<88%	≥88%	≥100%	≥112%
Payout Percentage[2] (as a % of Target)	0%	50%	100%	200%

[1] Financial Plan is the Company's Board-approved financial plan for each relevant fiscal year.

[2] The payout percentage is expressed as a % of target for each sub-tranche; the payout percentage for achievement between the percentages designated above will be interpolated on a straight-line basis.

- **Fiscal Year 2023 Performance.** Based on achievement of the fiscal year 2023 net bookings and operating income performance goals relative to target, the payout percentage for these PRSUs will be 50.4% and 0%, respectively. The realized value of these results was significantly below the intended target value for the performance period. For the number of PRSUs earned based on fiscal year 2023 performance, see "_Executive Compensation Tables—Outstanding Equity Awards at Fiscal Year 2023 Year-End Table._" These PRSUs will vest on May 20, 2025, subject to the NEO's continued employment on this date, and will be reflected in the applicable compensation tables included in our fiscal year 2026 proxy statement.

	Threshold	Target	Maximum	Actual Results
Net Bookings (in billions)	$ 7,335	$ 8,150	$ 8,965	$ 7,341
Non-GAAP Operating Income (in billions)	$2,273	$ 2,583	$ 2,893	$ 2,228
Payout Percentage (as % of target)	50%	100%	200%	25.2%

- **Earned PRSUs Under Prior Awards.** Each of the net bookings performance goal, the operating income performance goal, and the actual results indicated above for fiscal year 2023 also apply to the second tranche of the PRSU awards previously granted to our NEOs for fiscal year 2022 (other than in the case of Mr. Suh, who was hired after they were granted). The values relating to the fiscal year 2022 PRSU awards will be reflected in the applicable compensation tables included in this proxy statement. The TSR component of the 2022 PRSU awards will be measured at the end of the three-year performance covering fiscal years 2022 through 2024.

Appendix A to this Proxy Statement provides a reconciliation between our non-GAAP financial measures and our audited financial statements. For more information regarding our use of non-GAAP financial measures for our compensation programs, please refer to the information provided under the heading "_About Non-GAAP Financial Measures_" in Appendix A below.

Relative TSR PRSUs

The number of Relative TSR PRSUs that are earned and eligible to vest on May 20, 2025 will range from 0% to 200% of target. Target vesting of Relative TSR PRSUs is tied to **above-median performance** compared to the Nasdaq-100 Index. No Relative TSR PRSUs will be earned if our Relative TSR percentile is below the 25th percentile and payouts are capped at 200% of target, subject to the negative TSR cap described below.

	Performance	Payout[1] (as % of Target PRSUs)
Below Threshold	< 25th percentile	0%
Threshold	25th percentile	30%
Target	55th percentile	100%
Maximum	90th percentile	200%

[1] The payout percentage for performance between the 25th and 90th percentiles will be interpolated on a straight-line basis.

NEGATIVE TSR CAP. If our TSR is negative on an absolute basis at the end of the three-year performance period, the number of Relative TSR PRSUs that can be earned is capped at 100% of target, regardless of whether the Company's Relative TSR percentile is ranked at or above the 55th percentile at the end of the three-year performance period.

Time-Based Restricted Stock Units

RSUs reward absolute long-term stock price appreciation, promote retention, facilitate stock ownership, and align our NEOs' interests with those of our stockholders.

- RSU awards granted to our NEOs as part of their fiscal year 2023 annual equity awards cliff vest as to 50% of the award eleven months following the grant date, with 12.5% of the award vesting every six months thereafter until the award is fully vested.
- 40% of the total target value of the annual equity award for each of our CEO, CFO and COO was made in the form of RSUs, and 50% of the total target value of each of our other NEOs' annual equity awards was made in the form of RSUs.

Vesting of Prior Awards with Performance Periods Ending in Fiscal Year 2023

Fiscal Year 2021 PRSU Awards

As described in our fiscal year 2021 proxy statement, under the awards granted in fiscal year 2021, the third and final tranche of PRSUs were eligible to be earned at the end of fiscal year 2023, and any such earned PRSUs vested in May 2023. Accordingly, the vested PRSUs will be reflected in the applicable compensation tables included in our fiscal year 2024 proxy statement. Our fiscal year 2021 PRSU awards are earned and vest based solely on our relative TSR performance, with each award comprised of three tranches. The first, second, and third tranches of each award are eligible to vest after the conclusion of 12-month, cumulative 24-month and cumulative 36-month measurement periods, respectively, that correspond to our fiscal year (each, a "Vesting Measurement Period"), based on our relative TSR percentile over the applicable Vesting Measurement Period. Target vesting is tied to above-median performance compared to the Nasdaq-100 Index. If our relative TSR percentile is at the 60th percentile at the end of a Vesting Measurement Period, 100% of the target PRSUs for the applicable tranche will be earned. The percentage of PRSUs earned will be adjusted upward by 3% or downward by 2% for each percentile above or below the 60th percentile, respectively, with the percentage of PRSUs earned ranging from 0% to 200% of target, with no PRSUs earned if our relative TSR percentile is below the 11th percentile. The fiscal year 2021 PRSUs originally included a catch-up feature such that any unearned PRSUs could be earned in subsequent Vesting Measurement Periods based on the improvement of our relative TSR percentile. However, we eliminated this lookback feature from our equity program beginning with our fiscal year 2022 PRSU awards.

The graphic below illustrates that 16% of target PRSUs for the third tranche of the fiscal year 2021 PRSU awards were earned for the 36-month measurement period ending April 1, 2023. These PRSUs vested in May 2023, and the realized value of this result was significantly below the intended target value for the measurement period.

	Measurement Period	Beginning Average Stock Price (90 Day Average)	Ending Average Stock Price (90 Day Average)	EA TSR	Relative TSR Percentile	Vest Date	Percentage of Target PRSUs Vested May 2023
FY 2021 Award (FY 2021 - FY 2023) Granted June 2020	Tranche Three: 36-month measurement period ending April 1, 2023	$117.12	$118.93	1.5%	18th	May 2023 (Third Vesting Opportunity)	16%

As described in our fiscal year 2022 proxy statement, the third tranche of our fiscal year 2020 and second tranche of our fiscal year 2021 PRSU awards vested in May 2022. Accordingly, those vested PRSUs are reflected in the applicable compensation tables included in this proxy statement.

Benefits and Retirement Plans

We provide a wide array of employee benefit programs to our regular employees, including our NEOs, based upon their country of employment. In the United States, our employee benefit programs for eligible employees include medical, dental, prescription drug, vision care, disability insurance, life insurance, accidental death, and dismemberment ("AD&D") insurance, flexible spending accounts, business travel accident insurance, an educational reimbursement program, an adoption assistance program, an employee assistance program, an employee stock purchase plan, paid time off, and relocation assistance.

We offer retirement plans to our employees based upon their country of employment. In the United States, our employees, including our NEOs, are eligible to participate in a tax-qualified 401(k) plan, with a Company discretionary matching contribution of up to 6% of eligible compensation. The amount of the total matching contribution is determined based on the Company's fiscal year performance. We also maintain a nonqualified deferred compensation plan in which executive-level employees, including our NEOs and our directors, are eligible to participate. None of our NEOs participated in the deferred compensation plan during fiscal year 2023.

Perquisites and Other Personal Benefits

While our NEOs generally receive the same benefits that are available to our other regular employees, they also receive certain additional benefits, including access to a Company-paid physical examination program, and greater maximum benefit levels for life insurance, AD&D, and long-term disability coverage. We consider these benefits to be standard components of a competitive executive compensation package. Our executives with a ranking of vice president and above and certain worldwide studio organization employees are also eligible to participate in the EA Executive and Studio Leadership Digital Game Benefit program. Executives with a ranking of vice president and above also receive unlimited paid-time off days. Company reimbursed or provided air and ground transportation generally is limited to business travel. We also offer our NEOs the opportunity to receive cybersecurity services to protect their privacy, home networks, and devices, where they may conduct EA business. Furthermore, because of the visibility of our CEO as the leader of a public, consumer-facing company, our Board of Directors approved certain security arrangements for Mr. Wilson in November 2022, following an assessment conducted by an outside security consultant. These arrangements are intended to promote Mr. Wilson's ability to perform his job duties by ensuring his personal safety and that of his family. Because these arrangements may be viewed as distinct from business expenses, the aggregate incremental cost of these services is reflected in the totals in the "All Other Compensation" column of the *Fiscal Year 2023 Summary Compensation Table* below. The Compensation Committee will periodically review the nature and cost of this program in relation to Mr. Wilson's security risk profile.

Other Compensation Practices and Policies

Cash Severance Policy

On August 31, 2022, our Compensation Committee adopted the Executive Officer Cash Severance Policy, which restricts the Company from entering into any new employment agreement, severance agreement, or separation agreement with any executive officer—or establish any new severance plan or policy covering any executive officer—that provides for cash severance benefits exceeding 2.99 times the sum of the executive officer's base salary plus target annual bonus opportunity, without stockholder ratification of such arrangement.

Change in Control Arrangements and Severance

Our executives with a ranking of senior vice president and above are eligible to participate in the Electronic Arts Inc. Amended and Restated Change in Control Severance Plan (the "CIC Plan"). The CIC Plan provides "double-trigger" severance benefits if participants incur a qualifying termination of employment in connection with a change in control. As part of the plan review, the Compensation Committee's independent consultant undertook a market check of the severance benefits and noted that they were in line with the practices of our peer group. For more information on the CIC Plan, please refer to "*Executive Compensation Tables—Potential Payments Upon Termination or Change in Control*" below.

We also maintain a severance plan (the "Severance Plan") that applies generally to our regular full-time U.S.-based employees. Under the Severance Plan, eligible employees (including our executive officers) whose employment is involuntarily terminated in connection with a reduction in force may receive a cash severance payment and premiums for continued health benefits, if such benefits are continued pursuant to COBRA. Any severance arrangements with our NEOs, whether paid pursuant to the Severance Plan or otherwise, require the prior approval of the Compensation Committee. In the event of a change in control of the Company, any cash severance payable under the Severance Plan may be reduced, in whole or in part, by any amount paid under the CIC Plan.

We do not maintain any other severance arrangements with our NEOs. Furthermore, we did not enter into any severance arrangements with Mr. Moss in connection with his departure from the Company.

Stock Ownership Holding Requirements for Section 16 Officers

Section 16 officers must maintain stock ownership equal to the minimum ownership requirements in our stock ownership guidelines. Please see "*Stock Ownership Information—Stock Ownership Requirements—Section 16 Officers*" below for additional information on these requirements.

Compensation Recovery (Clawbacks)

We maintain a Clawback Policy that applies to current and former Section 16 officers of the Company. Under the Clawback Policy, if the Company is required to restate its financial results and the Board of Directors (or a committee thereof) determines that a covered officer engaged in an act of misconduct that resulted in the restatement, the Board of Directors (or a committee thereof) has the authority to recoup any excess incentive compensation (including cash and equity incentives) paid to a covered officer during the three years before the restatement.

In addition, our equity award agreements provide that if an employee engages in fraud or other misconduct that contributes to an obligation to restate the Company's financial statements, the Compensation Committee may terminate the equity award and recapture any equity award proceeds received by the employee within the 12-month period following the public issuance or filing of the financial statements required to be restated.

We are currently reviewing our Clawback Policy in light of the new listing rules on clawbacks issued by NASDAQ in February 2023 (and most recently amended in June 2023), which are based on the SEC's recent clawback rules. We will update our policy, as appropriate, before the new NASDAQ rules go into effect later in the year.

Risk Considerations

The Compensation Committee considers, in establishing and reviewing our compensation programs, whether the programs encourage unnecessary or excessive risk taking and has concluded that they do not. See the section of this Proxy Statement entitled "*Board's Role and Responsibilities—Oversight of Risk Issues—Compensation Risk Assessment*" above for an additional discussion of risk considerations.

Impact of Tax Treatment

Section 162(m) of the Internal Revenue Code no longer allows companies to benefit from taking deductions for qualified performance-based compensation. However, we have not changed our pay-for-performance approach to awarding executive pay. The Compensation Committee believes it is important to continue to this approach in designing appropriate executive compensation programs that are in the best interests of the Company and our stockholders.

Section 409A of the Internal Revenue Code imposes additional significant taxes and penalties on the individual if an executive officer, director, or other service provider is entitled to "deferred compensation" that does not comply with the requirements of Section 409A of the Internal Revenue Code. We have structured deferred compensation in a manner intended to comply with or be exempt from Section 409A of the Code, and the regulations and other guidance promulgated thereunder. We do not provide any executive officer, including any NEO, with any excise tax "gross-up" or other reimbursement payment for any tax liability that he or she might owe as a result of the application of Sections 280G or 4999 of the Internal Revenue Code.

Compensation Committee Report on Executive Compensation

The following Compensation Committee Report on Executive Compensation shall not be deemed to be "soliciting material" or to be "filed" with the SEC nor shall this information be incorporated by reference into any future filing under the Securities Act of 1933, as amended (the "Securities Act"), or the Securities Exchange Act of 1934, as amended (the "Exchange Act") except to the extent that EA specifically incorporates it by reference into a filing.

The Compensation Committee has reviewed and discussed with management the Compensation Discussion & Analysis. Based on its review and discussions with management, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion & Analysis be included in this Proxy Statement.

COMPENSATION COMMITTEE MEMBERS

Talbott Roche (Chair)
Rachel Gonzalez
Heidi Ueberroth

Executive Compensation Tables

Fiscal Year 2023 Summary Compensation Table

The following table shows information concerning the compensation earned by or awarded to our "Named Executive Officers" or "NEOs" for fiscal year 2023, and, where applicable, fiscal years 2022 and 2021.

Name and Principal Position for fiscal Year 2023	Fiscal Year	Salary ($)	Bonus ($)	Stock Awards ($)[1]	Non-Equity Incentive Plan Compensation ($)[2]	All Other Compensation ($)[3]	Total ($)
Andrew Wilson							
Chief Executive Officer	2023	1,300,000	–	16,724,254	2,454,790	179,958	20,659,002
	2022	1,292,923	–	13,973,702	4,571,933	19,981	19,858,539
	2021	1,249,615	–	32,870,225	5,000,000	45,980	39,165,820
Chris Suh							
Chief Financial Officer	2023	700,000	–	7,164,745	651,420	612,708[4]	9,128,873
	2022	51,154	4,000,000[4]	4,153,236	–	2,587	8,206,977
Laura Miele							
Chief Operating Officer	2023	800,000	–	9,091,870	900,000	12,025	10,803,895
	2022	793,808	–	8,135,896	1,433,769	20,264	10,383,737
	2021	752,928	–	8,637,819	1,773,162	19,248	11,183,157
Chris Bruzzo							
Chief Experience Officer	2023	750,000	–	7,146,678	654,000	11,782	8,562,460
	2022	744,692	–	6,834,253	1,222,731	20,044	8,821,720
	2021	715,716	–	7,558,024	1,420,296	18,457	9,712,493
Mala Singh							
Chief People Officer	2023	625,000	–	4,704,675	600,000	11,927	5,941,602
Kenneth Moss							
Former Chief Technology Officer	2023	331,731	–	7,146,678	–	3,955	7,482,364
	2022	744,692	–	6,834,253	1,034,619	20,315	8,633,879
	2021	715,716	–	7,558,024	1,420,296	18,905	9,712,941

[1] Represents the aggregate grant date fair value of RSUs and PRSUs calculated according to the assumptions set forth in the Fiscal Year 2023 Grants of Plan-Based Awards Table. Grant date fair value is determined for financial statement reporting purposes in accordance with FASB ASC Topic 718 and the amounts shown may not reflect the actual value realized by the recipient. PRSU values are included in this column to the extent that the PRSUs have a grant date under FASB ASC Topic 718 in the fiscal year. For purposes of the PRSUs, the grant date occurs when the applicable performance targets are set, and therefore this column includes the grant date fair value of 5/9ths of the target value of the fiscal year 2023 PRSUs, of which 3/9ths of the target award is based on a 3-year relative TSR metric target and 2/9ths of the target award is based on annual operating metric targets for fiscal year 2023.

For RSUs, grant date fair value is calculated using the closing price of our common stock on the grant date. For the portion of fiscal year 2023 PRSUs that vest based on the achievement of operating metrics, the grant date fair value reported is based upon the closing price of our common stock and the assessed probability of achievement of the operating metrics, on the grant date. For the 3-year relative TSR portion of fiscal year 2023 PRSUs, the grant date fair value reported is based upon the probable outcome of such conditions using a Monte-Carlo simulation model. For additional information regarding the valuation methodology for RSUs and PRSUs, see Note 15, "Stock-Based Compensation and Employee Benefit Plans," to the Consolidated Financial Statements in our Annual Report. The PRSUs granted to our NEOs in fiscal year 2023 that vest based on our 3-year relative TSR performance are referred to as "Market-Based Restricted Stock Units" in Note 15, "Stock-Based Compensation and Employee Benefit Plans," to the Consolidated Financial Statements in our Annual Report.

The actual vesting of the PRSUs will be between 0% and 200% of the target number of PRSUs granted. The grant date fair value of the PRSUs granted in fiscal year 2023, assuming the highest level of performance conditions will be achieved, is $19,048,711 for Mr. Wilson, $7,929,722 for Mr. Suh, $10,183,967 for Ms. Miele, $6,793,472 for Mr. Bruzzo, $4,409,427 for Ms. Singh, and $6,793,472 for Mr. Moss. For additional information regarding the specific terms of the PRSUs granted to our NEOs in fiscal year 2023, see the "*Fiscal Year 2023 Grants of Plan-Based Awards Table*" below.

All unvested equity awards held by Messrs. Suh and Bruzzo will be forfeited upon their departures on June 30, 2023, and all unvested equity awards held by Mr. Moss were forfeited upon his departure on September 2, 2022.

[2] Represents amounts awarded to each NEO under the Executive Bonus Plan. Mr. Moss was ineligible for an annual performance cash bonus award because he departed EA in September 2022. For additional information about the annual performance cash bonuses paid to our NEOs in fiscal year 2023, see "*Our NEOs' Fiscal Year 2022 Compensation—Annual Performance Cash Bonus Awards*" in the "*Compensation Discussion and Analysis*" above.

(3) Details about the amounts in the "All Other Compensation" column for fiscal year 2023 are set forth below. For additional information, see *"Benefits and Retirement Plans"* and *"Perquisites and Other Personal Benefits"* in the *"Compensation Discussion and Analysis"* above.

Name	Insurance Premiums ($)[A]	401(K) Matching Contributions ($)	Other ($)	Total ($)
Andrew Wilson	1,270	9,150	169,538[b]	179,958
Chris Suh	1,270	13,188	598,250[c]	612,708
Laura Miele	1,270	9,150	1,605[d]	12,025
Chris Bruzzo	1,270	9,150	1,362[d]	11,782
Mala Singh	1,270	9,150	1,507[d]	11,927
Ken Moss	635	2,804	516[d]	3,955

(a) Includes premiums paid on behalf of each NEO under Company sponsored group life insurance, AD&D, and long-term disability programs.

(b) Includes $151,019 in personal security benefits, as well as leadership digital games and in-kind gifts, and $2,105 in tax reimbursements with respect to perquisites or other personal benefits.

(c) Includes $541,921 in relocation benefits in connection with Mr. Suh's relocation to the Redwood City, California area as part of his new hire arrangements, cybersecurity benefits, leadership digital games and in-kind gifts, and $51,543 in tax reimbursements with respect to perquisites or other personal benefits. Pursuant to the terms of the Offer Letter between the Company and Mr. Suh, dated January 14, 2022 filed with the SEC on Form 8-K, Mr. Suh is required to repay $500,000 of his relocation benefits as a result of his departure.

(d) Represents tax reimbursements with respect to perquisites or other personal benefits.

(4) Pursuant to the terms of the Offer Letter between the Company and Mr. Suh, dated January 14, 2022 filed with the SEC on Form 8-K, Mr. Suh is required to repay $1,342,466 of his sign-on bonus and $500,000 of his relocation benefits as a result of his departure.

Fiscal Year 2023 Grants of Plan-Based Awards Table

The following table shows information regarding non-equity incentive and equity incentive plan-based awards granted to our NEOs during fiscal year 2023.

Name	Grant Date[1]	Approval Date[1]	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards[2]		Estimated Future Payouts Under Equity Incentive Plan Awards[3]			All Other Stock Awards: Number of Shares of Stock or Units[4] (#)	Grant Date Fair Value of Stock and Option Awards ($)[5]
			Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
Andrew Wilson									
Annual Bonus Opportunity	−	−	2,600,000	5,200,000	−	−	−	−	−
FY23 PRSUs-rTSR	6/16/2022	5/19/2022	−	−	8,439	28,130	56,260	−	4,970,571
FY23 PRSUs-OM	6/16/2022	5/19/2022	−	−	4,688	18,752	37,504	−	2,399,881
FY22 PRSUs-OM	6/16/2022	5/19/2022	−	−	4,208	16,830	33,660	−	2,153,903
RSUs	6/16/2022	5/19/2022	−	−	−	−	−	56,258	7,199,899
Chris Suh									
Annual Bonus Opportunity	−	−	700,000	1,400,000	−	−	−	−	−
FY23 PRSUs-rTSR	6/16/2022	5/18/2022	−	−	3,750	12,502	25,004	−	2,209,103
FY23 PRSUs-OM	6/16/2022	5/18/2022	−	−	2,084	8,334	16,668	−	1,066,585
FY23 New Hire PRSUs-OM	6/16/2022	5/18/2022	−	−	1,346	5,385	10,770	−	689,172
RSUs	6/16/2022	5/18/2022	−	−	−	−	−	25,003	3,199,884
Laura Miele									
Annual Bonus Opportunity	−	−	880,000	1,760,000	−	−	−	−	−
FY23 PRSUs-rTSR	6/16/2022	5/18/2022	−	−	4,688	15,628	31,256	−	2,761,468
FY23 PRSUs-OM	6/16/2022	5/18/2022	−	−	2,605	10,418	20,836	−	1,333,296
FY22 PRSUs-OM	6/16/2022	5/18/2022	−	−	1,948	7,792	15,584	−	997,220
RSUs	6/16/2022	5/18/2022	−	−	−	−	−	31,254	3,999,887
Chris Bruzzo									
Annual Bonus Opportunity	−	−	750,000	1,500,000	−	−	−	−	−
FY23 PRSUs-rTSR	6/16/2022	5/18/2022	−	−	2,930	9,767	19,534	−	1,725,829
FY23 PRSUs-OM	6/16/2022	5/18/2022	−	−	1,628	6,511	13,022	−	833,278
FY22 PRSUs-OM	6/16/2022	5/18/2022	−	−	1,636	6,545	13,090	−	837,629
RSUs	6/16/2022	5/18/2022	−	−	−	−	−	29,301	3,749,942
Mala Singh									
Annual Bonus Opportunity	−	−	562,500	1,125,000	−	−	−	−	−
FY23 PRSUs-rTSR	6/16/2022	5/18/2022	−	−	1,953	6,512	13,024	−	1,150,670
FY23 PRSUs-OM	6/16/2022	5/18/2022	−	−	1,085	4,340	8,680	−	555,433
FY22 PRSUs-OM	6/16/2022	5/18/2022	−	−	974	3,896	7,792	−	498,610
RSUs	6/16/2022	5/18/2022	−	−	−	−	−	19,534	2,499,961
Kenneth Moss									
Annual Bonus Opportunity	−	−	750,000	1,500,000	−	−	−	−	−
FY23 PRSUs-rTSR	6/16/2022	5/18/2022	−	−	2,930	9,767	19,534	−	1,725,829
FY23 PRSUs-OM	6/16/2022	5/18/2022	−	−	1,628	6,511	13,022	−	833,278
FY22 PRSUs-OM	6/16/2022	5/18/2022	−	−	1,636	6,545	13,090	−	837,629
RSUs	6/16/2022	5/18/2022	−	−	−	−	−	29,301	3,749,942

[1] In accordance with FASB ASC Topic 718, represents the date on which the grant date fair value was established. Each grant was approved by our Compensation Committee, or the Board of Directors for our CEO, on the corresponding Approval Date next to each Grant Date.

(2) The amounts shown represent the target and maximum amount of cash bonus awards provided for under the Executive Bonus Plan for the NEOs. Mr. Moss was ineligible for an annual performance cash bonus award because he departed EA in September 2022. The target amounts are pre-established as a percentage of salary and the maximum amounts represent 2x the target amounts, the maximum amount that could be paid to the NEO under the Executive Bonus Plan. For more information regarding our NEOs' bonus targets and the actual cash bonus earned by each NEO for fiscal year 2023, see the section titled "*Our NEOs' Fiscal Year 2023 Compensation*" in the "*Compensation Discussion and Analysis*" above.

(3) Represents the threshold, target, and maximum units for PRSUs with a grant date established under FASB ASC Topic 718 in fiscal year 2023. Because the grant date under FASB ASC Topic 718 occurs when the performance targets are approved, the target number of PRSUs is calculated based on that portion of an award for which performance targets were set in fiscal 2023 as follows:

Award and Performance Metric	Tranche	Portion of Total Award with Performance Targets Set in FY23
FY23 - rTSR (all NEOs)	First	3/9ths
FY23 - OM (all NEOs)	First	2/9ths
FY23 - New Hire OM (Mr. Suh)	First	2/9ths
FY22 - OM (NEOS except Mr. Suh)	Second	2/9ths

For the PRSUs that vest based on annual net bookings and operating income performance, the threshold is calculated assuming threshold performance was achieved for one of the metrics only. For all PRSUs, the maximum is calculated assuming maximum performance was met for all metrics. For purposes of this table, PRSUs-rTSR represent PRSUs that vest based on EA's Relative TSR Percentile measured over a three-year performance period and PRSUs-OM represent PRSUs that vest based on the attainment of annual operating metric targets during each year of a three-year performance period. If any of these PRSUs become eligible to vest, they will cliff vest after the end of the applicable three-year performance period (May 20, 2025 for fiscal year 2023 PRSUs and May 16, 2024 for fiscal year 2022 PRSUs), subject to the NEO's continuous employment on the applicable vest date.

All unvested PRSUs held by Messrs. Suh and Bruzzo will be forfeited upon their departures on June 30, 2023, and all unvested PRSUs held by Mr. Moss were forfeited upon his departure on September 2, 2022.

For additional information regarding the specific terms of the PRSUs granted in fiscal year 2023, see the sections titled "*Our NEOs' Fiscal Year 2023 Compensation— Long-Term Equity Incentives*" in the "*Compensation Discussion and Analysis*" above.

(4) Represents awards of RSUs. The RSUs granted to our NEOs other than Mr. Suh and Mr. Moss vested as to 50% of the units on May 16, 2023, with 1/8 of the award vesting every six months thereafter until the award is fully vested on May 16, 2025, subject to the NEO's continued employment through each applicable vesting date. The RSUs granted to Mr. Suh vested as to 33% of the units on May 16, 2023; the remainder of the units will vest in approximately equal increments every six months thereafter until the award is fully vested on May 16, 2025, subject to Mr. Suh's continued employment through each applicable vesting date. All unvested RSUs held by Messrs. Suh and Bruzzo will be forfeited upon their departures on June 30, 2023, and the unvested RSUs held by Mr. Moss were forfeited upon his departure on September 2, 2022. For additional information regarding the specific terms of the RSUs granted to our NEOs in fiscal year 2023, see the section titled "*Our NEOs' Fiscal Year 2023 Compensation—Long-Term Equity Incentives*" in the "*Compensation Discussion and Analysis*" above.

(5) Amounts determined pursuant to FASB ASC Topic 718. For grants of RSUs, represents the aggregate grant date fair value of RSUs calculated using the closing price of our common stock on the grant date. For grants of PRSUs that vest based on the achievement of operating metrics, the grant date fair value reported is based upon the closing price of our common stock and the assessed probability of achievement of the operating metrics, on the grant date. For grants of PRSUs that are subject to market conditions related to total stockholder return, the grant date fair value reported is based upon the probable outcome of such conditions using a Monte-Carlo simulation method. For a more detailed discussion of the valuation methodology and assumptions used to calculate grant date fair value, see Note 15 "*Stock-Based Compensation and Employee Benefit Plans,*" to the Consolidated Financial Statements in our Annual Report. The Relative TSR PRSUs granted to our NEOs in fiscal year 2023 are referred to as "Market-Based Restricted Stock Units" in Note 15 to the Consolidated Financial Statements in our Annual Report.

Outstanding Equity Awards at Fiscal Year 2023 Year-End Table

The following tables show information regarding outstanding stock options, RSUs, and PRSUs held by our NEOs as of the end of fiscal year 2023.

All outstanding equity awards were granted pursuant to our 2019 Equity Incentive Plan (the "2019 EIP") and our 2000 Equity Incentive Plan. The market value of the unvested RSUs and PRSUs is determined by multiplying the number of unvested units by $120.45, the per share closing price of the Company's common stock on March 31, 2023, the last trading day of fiscal year 2023.

		Option Awards(1)			
		Number of Securities Underlying Unexercised Options (#)			
Name	Option Grant Date	Exercisable	Unexercisable	Option Exercise Price ($)	Option Expiration Date
Chris Bruzzo	9/16/2014	5,402	—	37.02	9/16/2024

(1) All outstanding options were vested and exercisable as of April 1, 2023, the last day of fiscal year 2023.

Name	Grant Date	Number of Shares or Units of Stock that have not Vested (#)	Market Value of Shares or Units of Stock that have not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that have not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or other Rights that have not Vested ($)
			Stock Awards		
Andrew Wilson	6/16/2022	—	—	28,130[1]	3,388,259
	6/16/2022	4,688[2]	564,670	—	—
	6/16/2022	56,258[3]	6,776,276	—	—
	6/16/2021	—	—	25,246[4]	3,040,881
	6/16/2021	28,947[5]	3,486,666	—	—
	6/16/2021	18,934[6]	2,280,600	—	—
	6/16/2020	7,635[7]	919,636	—	—
	6/16/2020	15,907[8]	1,915,998	—	—
Chris Suh[9]	3/16/2022	—	—	8,077[1]	972,875
	3/16/2022	1,346[2]	162,126	—	—
	3/16/2022	16,155[8]	1,945,870	—	—
	6/16/2022	—	—	12,502[1]	1,505,866
	6/16/2022	2,083[2]	250,897	—	—
	6/16/2022	25,003[8]	3,011,611	—	—
Laura Miele	6/16/2022	—	—	15,628[1]	1,882,393
	6/16/2022	2,604[2]	313,652	—	—
	6/16/2022	31,254[3]	3,764,544	—	—
	6/16/2021	—	—	11,687[4]	1,407,699
	6/16/2021	13,402[5]	1,614,271	—	—
	6/16/2021	13,149[6]	1,583,797	—	—
	6/16/2020	1,696[7]	204,283	—	—
	6/16/2020	5,302[8]	638,626	—	—
	11/18/2019	—	—	46,001[10]	5,540,820
Chris Bruzzo[9]	6/16/2022	—	—	9,767[1]	1,176,435
	6/16/2022	1,627[2]	195,972	—	—
	6/16/2022	29,301[3]	3,529,305	—	—
	6/16/2021	—	—	9,817[4]	1,182,458
	6/16/2021	11,258[5]	1,356,026	—	—
	6/16/2021	11,045[6]	1,330,370	—	—
	6/16/2020	1,484[7]	178,748	—	—
	6/16/2020	4,639[8]	558,768	—	—
Mala Singh	6/16/2022	—	—	6,512[1]	784,370
	6/16/2022	1,085[2]	130,688	—	—
	6/16/2022	19,534[3]	2,352,870	—	—
	6/16/2021	—	—	5,843[4]	703,789
	6/16/2021	6,701[5]	807,135	—	—
	6/16/2021	6,574[6]	791,838	—	—
	6/16/2020	848[7]	102,142	—	—
	6/16/2020	2,651[8]	319,313	—	—
Ken Moss[11]	—	—	—	—	—

[1] Represents the PRSUs, assuming target achievement, that vest based on our Relative TSR performance over the three-year performance period covering fiscal years 2023 through 2025. Any earned PRSUs are eligible to vest on May 20, 2025. For additional information regarding the specific terms of these PRSUs, see the discussion under the section titled *"Our NEOs' Fiscal Year 2023 Compensation—Long-Term Equity Incentives— Target Value of Fiscal Year 2023 Annual Equity Awards—Performance-Based Restricted Stock Units"* in the *"Compensation Discussion and Analysis"* above.

(2) For the PRSUs that vest based on performance against annual operational metrics, the amount includes only PRSUs relating to the portion of the award for which the fiscal year 2023 performance targets were approved and reflects the number of PRSUs earned based on performance against the fiscal year 2023 goals. Any earned PRSUs are eligible to vest on May 20, 2025. The portion of the PRSUs that vest based on net bookings and operating income targets for fiscal years 2024 and 2025 will be disclosed in the compensation tables for the fiscal year in which the related performance targets are approved. For additional information regarding the specific terms of these PRSUs, see the discussion under the section titled *"Our NEOs' Fiscal Year 2023 Compensation—Long-Term Equity Incentives— Target Value of Fiscal Year 2023 Annual Equity Awards—Performance-Based Restricted Stock Units"* in the *"Compensation Discussion and Analysis"* above.

(3) Represents an award of RSUs that vested or will vest as to 50% of the units one month prior to the first anniversary of the grant date, with 1/8th of the award vesting every six months thereafter until the award is fully vested.

(4) Represents the PRSUs, assuming target achievement, that vest based on our Relative TSR performance over the three-year performance period covering fiscal years 2022 through 2024. Any earned PRSUs are eligible to vest on May 16, 2024.

(5) For the PRSUs that vest based on performance against annual operational metrics, the amount includes only PRSUs relating to the portion of the award for which the fiscal year 2022 and fiscal year 2023 performance targets were approved and reflects the number of PRSUs earned based on performance against fiscal year 2022 and fiscal year 2023 goals. Any earned PRSUs are eligible to vest on May 16, 2024. The portion of the PRSUs that vest based on net bookings and operating income targets for fiscal year 2024 will be disclosed in the compensation tables in next year's proxy statement. For additional information regarding the specific terms of these PRSUs, see the discussion under the section titled *"Our NEOs' Fiscal Year 2023 Compensation—Long-Term Equity Incentives— Target Value of Fiscal Year 2023 Annual Equity Awards—Performance-Based Restricted Stock Units"* in the *"Compensation Discussion and Analysis"* above.

(6) Represents an award of RSUs that vested or will vest as to 1/2 of the units one month prior to the first anniversary of the grant date, with 1/8th of the award vesting every six months thereafter until the award is fully vested.

(7) Represents the third tranche of PRSUs granted in June 2020 that were earned based on EA's Relative Nasdaq-100 TSR Percentile for the 36-month measurement period ending April 1, 2023. The earned PRSUs vested on May 16, 2023. For additional information regarding the specific terms of the PRSUs granted to our NEOs, including the actual percentage attainment for the PRSUs that were earned at the end of fiscal year 2023 and vested in May 2023, see the discussion under the section titled *"Our NEOs' Fiscal Year 2023 Compensation—Long-Term Equity Incentives— Target Value of Fiscal Year 2023 Annual Equity Awards—Performance-Based Restricted Stock Units"* in the *"Compensation Discussion and Analysis"* above.

(8) Represents an award of RSUs that vested or will vest as to 1/3 of the units one month prior to the first anniversary of the grant date, with the remainder of the units to vest in approximately equal increments every six months thereafter until the award is fully vested.

(9) Messrs. Suh and Bruzzo will forfeit their outstanding stock awards upon their departures from the Company on June 30, 2023.

(10) Represents the second tranche of the November 2019 PRSUs, assuming target achievement, plus outstanding units eligible for catch-up vesting from the first tranche of the award. Any earned PRSUs are eligible to vest on November 18, 2023, based on EA's Relative Nasdaq-100 TSR Percentile for the second measurement period beginning September 29, 2019 and ending September 30, 2023.

(11) Mr. Moss forfeited his outstanding stock awards upon his departure from the Company on September 2, 2022.

Fiscal Year 2023 Option Exercises and Stock Vested Table

The following table shows all stock options exercised and the value realized upon exercise, as well as all RSUs and PRSUs that vested and the value realized upon vesting, by our NEOs during fiscal year 2023.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)(1)	Number of Shares Acquired on Vesting (#)(2)	Value Realized on Vesting ($)(3)
Andrew Wilson	–	–	103,330	13,072,226
Chris Suh	–	–	8,077	899,616
Laura Miele	10,275	894,233	45,929	5,803,743
Chris Bruzzo	4,500	456,795	39,813	5,031,810
Mala Singh	–	–	23,487	2,968,432
Kenneth Moss	122,850	11,388,356	32,537	4,093,353

(1) Mr. Moss departed EA in September 2022 and the options he exercised during the fiscal year were vested options that Mr. Moss had earned over the course of his EA tenure. The value realized upon the exercise of stock options is calculated by: (a) subtracting the option exercise price from the market value of EA common stock on the date of exercise to determine the realized value per share, and (b) multiplying the realized value per share by the number of shares of EA common stock underlying the options exercised.

(2) Represents shares of EA common stock released upon vesting of RSUs and/or PRSUs during fiscal year 2023.

(3) The value realized upon vesting is calculated by multiplying the number of units vested by the closing price of EA common stock on the trading day prior to the vesting date.

Potential Payments Upon Termination or Change in Control

Termination of Employment

Our NEOs have not entered into employment agreements with the Company. In connection with a termination of employment, all outstanding equity awards held by our NEOs will be forfeited unless the applicable NEO's employment is terminated for reasons due to death, disability, or in connection with a change in control of the Company.

Treatment of Equity Awards Upon Death or Disability

Time-Based RSUs. Our equity award agreements for all award recipients, including our NEOs, provide that any unvested RSUs will vest in full on the date of a participant's death, as long as the participant has been employed by us for at least 12 months prior to the date of death. In addition, our award agreements provide that if a participant's employment terminates due to disability, a pro-rata portion of the next tranche of RSUs scheduled to vest after the termination date will vest as of the date of such termination.

Performance-Based RSUs. The equity award agreements for our PRSUs provide that in the event of an NEO's death, any unvested PRSUs as of the date of death will remain eligible to vest on the regularly scheduled vest dates for the applicable award, based on actual performance, as long as the NEO has been employed by us for at least 12 months prior to the date of death. The same treatment applies if an NEO terminates employment due to disability, except that the number of unvested PRSUs that remain eligible to vest on the regularly scheduled vest dates for the applicable award is determined on a pro-rata basis, based on the number of months worked by the NEO from the beginning of the performance period through the date of termination, divided by the number of months in the applicable measurement period.

Termination of Employment in Connection with a Change in Control

Electronic Arts Change in Control Severance Plan

Our NEOs participate in the Electronic Arts Inc. Amended and Restated Change in Control Severance Plan (the "CIC Plan"). The CIC Plan is a "double-trigger" plan, which provides Senior Vice Presidents and above with payments and benefits if their employment is terminated without "cause" or if they resign for "good reason" (each, as defined in the CIC Plan) during the three-month period preceding or 18-month period following a change in control of the Company (and the Compensation Committee determines the termination of employment was made in connection with the change in control) (a "Qualifying Termination"). The CIC Plan payments and benefits include a lump sum cash severance payment, consisting of 1.5 times (or 2 times for the CEO) the sum of the NEO's annual base salary, as in effect immediately prior to the date of termination, and the NEO's target annual cash bonus opportunity for the year of termination, a payment equal to the applicable monthly COBRA premium for continued health benefits for 18 months (or 24 months for our CEO), and full vesting of all outstanding and unvested equity awards, other than performance-based equity awards, the vesting of which is governed by the terms of the applicable equity award agreements, as described below. As a condition to our NEOs' right to receive the payments and benefits provided under the CIC Plan, the NEO is required to execute a release of claims against the Company (unless the requirement is waived) that includes a non-defamation provision.

The CIC Plan does not provide for any additional payments or benefits (for example, tax gross-ups or reimbursements) in the event that the payments under the CIC Plan and other arrangements offered by the Company or its affiliates cause an executive officer to owe an excise tax under Sections 280G and 4999 of the Code ("Section 280G"). However, the CIC Plan provides that if an executive officer would receive a greater net after-tax benefit by having his or her CIC Plan payments reduced to an amount that would avoid the imposition of the Section 280G excise tax, then his or her payment will be reduced accordingly.

Performance-Based RSUs

Pursuant to the terms of PRSU awards, if a change in control of the Company occurs prior to the expiration of the performance period and the NEO remains employed by the Company or the Company's successor entity, the PRSUs may vest on their scheduled vesting date(s) following the change in control of the Company. The number of outstanding and unvested PRSUs that remain eligible to vest on the applicable vest dates (or vesting opportunities), which we refer to as "Eligible Units," will be determined based on actual or target performance, as follows.

FY2021 Relative TSR PRSUs	■ The number of Eligible Units will be based on the Company's Relative Nasdaq-100 TSR Percentile as of the effective date of the change in control.
FY2022 and FY2023 Relative TSR PRSUs	■ If the change in control occurs during the first measurement period of the performance period, the number of Eligible Units will be based on target performance. ■ If the change in control occurs on or after completion of the first measurement period of the performance period, the number of Eligible Units will be based on actual performance through the last business day preceding the change in control.
FY2022 Net Bookings and Operating Income PRSUs	■ If the change in control occurs during the first measurement period of the performance period, the number of Eligible Units will be based on target performance. ■ If the change in control occurs on or after completion of the first measurement period of the performance period, the number of Eligible Units will be equal to actual performance for each completed measurement period, and target performance for each remaining measurement period.
FY2023 Net Bookings and Operating Income PRSUs	■ If the change in control occurs during the first measurement period of the performance period, the number of Eligible Units will be based on target performance. ■ If the change in control occurs on or after completion of the first measurement period of the performance period, the number of Eligible Units will be equal to actual performance for each completed measurement period, and the greater of the target and actual level of performance for each remaining measurement period.

If the employment of the NEO is terminated due to a Qualifying Termination (i.e., a termination without "cause" or a resignation for "good reason" during the three-month period preceding or 18-month period following a change in control of the Company, and the Compensation Committee determines the termination of employment was made in connection with the change in control), the Eligible Units will vest in full upon the date of such Qualifying Termination, subject to the timely execution of a severance agreement and release of claims against the Company. Any reduction of the recipient's awards in respect of Section 280G would be applied in the same manner with respect to the PRSUs as under the CIC Plan.

Estimated Potential Payments Upon Termination

The following table sets forth an estimate of the potential payments and benefits under the terms of our equity award agreements and the CIC Plan that would be payable to our NEOs assuming they incurred a qualifying termination of employment due to death, disability or in connection with a change in control, in each case, on April 1, 2023, the last day of fiscal year 2023, other than for Mr. Moss who departed EA in September 2022 without any severance benefits. For purposes of the estimates below, we used the closing price of our common stock on March 31, 2023 (the last trading day of fiscal year 2023) of $120.45 per share.

Name	Cash Severance ($)[1]	RSUs ($)[2]	PRSUs ($)[3]	Other ($)	Total ($)
Andrew Wilson					
Termination due to Death	—	10,972,875	—[3]	—	10,972,875
Termination due to Disability	—	5,558,888	—[3]	—	5,558,888
Qualifying Termination	7,800,000	10,972,875	15,744,863	68,376	34,586,114
Chris Suh[4]					
Termination due to Death	—	4,957,481	—[3]	—	4,957,481
Termination due to Disability	—	1,203,898	—[3]	—	1,203,898
Qualifying Termination	2,100,000	4,957,481	5,629,953	46,720	12,734,154
Laura Miele					
Termination due to Death	—	5,986,967	—[3]	—	5,986,967
Termination due to Disability	—	2,794,560	—[3]	—	2,794,560
Qualifying Termination	2,520,000	5,986,967	9,857,989	46,720	18,411,676
Chris Bruzzo[4]					
Termination due to Death	—	5,418,443	—[3]	—	5,418,443
Termination due to Disability	—	2,536,195	—[3]	—	2,536,195
Qualifying Termination	2,250,000	5,418,443	5,623,329	46,192	13,337,964
Mala Singh					
Termination due to Death	—	3,464,022	—[3]	—	3,464,022
Termination due to Disability	—	1,612,946	—[3]	—	1,612,946
Qualifying Termination	1,781,250	3,464,022	3,533,642	46,720	8,825,634

[1] Represents the sum of each NEO's annual base salary as of April 1, 2023, and target cash bonus opportunity for fiscal year 2023, respectively, multiplied by 2 for Mr. Wilson and by 1.5 for our other NEOs.

[2] *Termination due to Death:* Represents the value of unvested RSUs that would accelerate and vest in full assuming a termination date of April 1, 2023.

Termination due to Disability: Represents the value of unvested RSUs that would accelerate on a pro-rata basis assuming a termination date of April 1, 2023, based on the number of months the NEO worked during the 12-month period preceding the next regularly scheduled vest date following the termination date, divided by twelve.

Qualifying Termination: Represents the value of unvested RSUs that would accelerate and vest in full assuming a Qualifying Termination occurred on April 1, 2023.

[3] *Termination due to Death:* Upon a termination due to death, PRSUs remain eligible to vest on their regularly scheduled vest dates, based on actual performance for the applicable metric at the end of the applicable measurement periods. For purposes of this table, no value is attributed to outstanding PRSUs which would have remained eligible to vest based on actual performance at the end of the applicable measurement periods because neither the level of performance that will be achieved nor the market price of our common stock at the time of vesting could be determined as of April 1, 2023.

Termination due to Disability: Upon a termination due to disability, PRSUs remain eligible to vest on their regularly scheduled vest dates on a pro-rata basis, based on actual performance at the end of the applicable measurement periods. For purposes of this table, no value is attributed to outstanding PRSUs which would have remained eligible to vest based on actual performance at the end of the applicable measurement periods because neither the level of performance that will be achieved nor the market price of our common stock at the time of vesting could be determined as of April 1, 2023.

Qualifying Termination: Represents the estimated value of unvested PRSUs that would accelerate and vest assuming a Qualifying Termination occurred on April 1, 2023, calculated based on the following:

Award Month & Year	Net Bookings and Operating Income PRSUs	Relative TSR PRSUs
June 2022	■ actual performance for the first tranche	
March 2022	■ target performance for the second and third tranches	
June 2021	■ actual performance for the first and second tranches ■ target performance for the third tranche	actual performance (or based on how the award was tracking) as of April 1, 2023
June 2020	N/A	
November 2019	N/A	

[4] Messrs. Suh and Bruzzo will depart EA on June 30, 2023 without any severance benefits.

Fiscal Year 2023 Pay Ratio

For fiscal year 2023, the annual total compensation of our median employee was $129,851, and the annual total compensation of Mr. Wilson, was $20,659,002. The ratio of these amounts is 159 to 1. This ratio is a reasonable estimate calculated in a manner consistent with Item 402(u) of Regulation S-K under the Exchange Act.

To identify our median employee, we used a consistently applied compensation measure ("CACM") for all employees on our worldwide payroll as of March 15, 2023, including full time, part-time, regular, and temporary employees. We changed the median employee identification date from March 31, the date used in fiscal year 2022, to March 15 as the previous determination date will, at times, fall outside of the fiscal year.

Our CACM consisted of the following elements of compensation, as obtained from our internal payroll systems:

- base salary as of March 15, 2023 (annualized for permanent employees on leave of absence or not employed for the full year);
- discretionary bonuses (performance or other one-time payments) paid to employees in fiscal year 2023;
- the grant date fair market value of equity awards granted to employees in fiscal year 2023; and
- exchange rates were applied as of the determination date to convert all non-U.S. currencies into U.S. dollars.

Other than annualizing base salary for permanent employees, we did not make any compensation adjustments whether for cost of living or otherwise in the identification process.

The median employee's annual total compensation for fiscal year 2023 was calculated in USD and determined using the same methodology used to determine Mr. Wilson's annual total compensation set forth in the "Fiscal Year 2022 Summary Compensation Table."

SEC regulations permit companies to adopt a variety of methodologies, apply certain exclusions and to make reasonable estimates and assumptions that reflect their compensation practices and other factors unique to their workforce and business operations when calculating their pay ratio. Therefore, the pay ratio reported by other companies may not be comparable to the pay ratio reported above.

Pay Versus Performance

The disclosures below are pursuant to the recently adopted Pay versus Performance rules under the Dodd–Frank Wall Street Reform and Consumer Protection Act requiring companies to disclose how NEO compensation relates to the disclosures in the Summary Compensation Table and to certain financial metrics of that company.

Pay versus Performance Table

The following table provides information regarding the compensation paid to our principal executive officer (or PEO) and non-PEO NEOs for the fiscal years ended March 31, 2023, 2022, and 2021 and certain measures of Company performance for such periods. We are using non-GAAP net revenue as the Company Selected Measure.

| | | | | | Value of Initial Fixed $100 Investment Based on: | | | |
Year	Summary Compensation Table Total for PEO[1] ($)	Compensation Actually Paid to PEO[2] ($)	Average Summary Compensation Table Total for Non-PEO NEOs[1] ($)	Average Compensation Actually Paid to Non-PEO NEOs[2] ($)	Total Shareholder Return[3] ($)	Peer Group Total Shareholder Return[4] ($)	Net Income (In Millions) ($)	Non-GAAP Net Revenue (In Millions)[5] ($)
(A)	(B)	(C)	(D)	(E)	(F)	(G)	(H)	(I)
2023	20,659,002	9,942,539	8,383,839	3,432,972	122	166	802	7,341
2022	19,858,539	9,862,702	9,279,183	5,423,948	127	183	789	7,515
2021	39,165,820	43,921,635	10,591,829	13,798,185	135	170	837	6,190

(1) The named executive officers for each applicable year are:

Year	PEO	Non-PEO NEOs
2023	Andrew Wilson	Laura Miele, Chris Suh, Chris Bruzzo, Mala Singh, Kenneth Moss. Messrs. Suh and Bruzzo will depart EA on June 30, 2023. Mr. Moss departed EA on September 2, 2022.
2022	Andrew Wilson	Laura Miele, Chris Suh, Kenneth Moss, Chris Bruzzo, Blake Jorgensen.
2021	Andrew Wilson	Laura Miele, Kenneth Moss, Chris Bruzzo, Blake Jorgensen.

(2) The amounts reported in this column represent "compensation actually paid" to our PEO and other NEOs (on average), as calculated in accordance with Item 402(v) of Regulation S-K. To determine "compensation actually paid," the amounts reported in the "Total" column of the Summary Compensation Table for the applicable year were adjusted as follows:

Year	Executives	Summary Compensation Table Total	Deduct Summary Compensation Table Stock Awards	Add Year-End Value of Unvested Equity Granted in Year	Add Change in Value of Unvested Awards Granted in Prior Years	Add Change in Value of Vested Equity Granted in Prior Years	Compensation Actually Paid
2023	PEO	$ 20,659,002	$ 16,724,254	$ 11,479,898	$ (5,604,317)	$ 132,210	$ 9,942,539
	Non-PEO NEOs*	$ 8,383,839	$ 7,050,929	$ 4,486,421	$ (2,392,781)	$ 6,423	$ 3,432,972
2022	PEO	$ 19,858,539	$ 13,973,702	$ 12,298,844	$ (9,102,873)	$ 781,893	$ 9,862,702
	Non-PEO NEOs*	$ 9,279,183	$ 6,753,613	$ 6,046,200	$ (3,281,856)	$ 134,034	$ 5,423,948
2021	PEO	$ 39,165,820	$ 32,870,225	$ 28,724,167	$ 6,251,497	$ 2,650,376	$ 43,921,635
	Non-PEO NEOs*	$ 10,591,829	$ 8,097,922	$ 7,355,643	$ 2,956,567	$ 992,067	$ 13,798,185

 * Presented on an averaged basis

(3) The amounts reported in this column reflect the Company's cumulative TSR as of March 31 of each year presented, assuming an initial fixed $100 investment on March 31, 2020.

(4) The peer group used for relative TSR is the RDG Technology Composite Index which is the same peer group the Company uses for its Item 201(e) of Regulation S-K disclosure, assuming an initial fixed $100 investment on March 31, 2020.

(5) We identified Non-GAAP Net Revenue as our Company-Selected Measure. Additional information regarding use of non-GAAP measures and reconciliations to the most direct comparable GAAP measures can be found on Appendix A in the proxy statement for the fiscal year to which the non-GAAP measure relates.

Relationship between "Compensation Actually Paid" and TSR



Relationship between "Compensation Actually Paid" and Net Income



Relationship between "Compensation Actually Paid" and Non-GAAP Net Revenue



Most Important Performance Measures

The performance measures identified below represent the measures the Company considers the most important in its executive compensation program linking pay to performance for fiscal year 2023. The use of each measure is discussed in the *Compensation Discussion and Analysis—Our NEOs' Fiscal Year 2023 Compensation*.

Most Important Performance Measures
Non-GAAP Net Revenue*
Non-GAAP Earnings Per Share*
Non-GAAP Operating Income*

*   For more information regarding our use of non-GAAP financial measures for our compensation programs, please refer to the information provided under the heading *"About Non-GAAP Financial Measures"* in Appendix A below.

Equity Compensation Plan Information

The following table shows information, as of April 1, 2023, regarding shares of our common stock authorized for issuance under our 2019 EIP, our 2000 Equity Incentive Plan (which terminated on August 8, 2019) ("2000 EIP"), and our 2000 Employee Stock Purchase Plan, as amended ("ESPP").

Plan Category	Number Of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (A)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (B)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (A)) (C)
Equity compensation plans approved by security holders	8,843,255[1]	$ 35.17[2]	25,216,314[3]
Equity compensation plans not approved by security holders	–	–	–
Total[4]	8,843,255		25,216,314

[1] Includes (a) 99,007 shares of common stock issuable upon exercise of outstanding options under the 2000 EIP; (b) 86,740 unvested time-based and performance-based restricted stock unit awards outstanding under the 2000 EIP; and (c) 8,657,508 unvested time-based and performance-based restricted stock unit awards outstanding under the 2019 EIP.

[2] Outstanding restricted stock unit awards subject to time-based and/or performance-based vesting do not have an exercise price and therefore are not included in the calculation of the weighted-average exercise price.

[3] Each full value award granted under the 2019 EIP reduces the number of shares available for issuance under our 2019 EIP by 1.43 shares and each stock option granted reduces the number of shares available for issuance by 1 share. Thus, if future awards under the 2019 EIP consisted exclusively of full value awards (such as time-based and performance-based restricted stock units), awards covering a maximum of 21,667,908 shares (or 15,152,383 shares based on the 1.43 reduction for full-value awards) are available for issuance under the 2019 EIP. There are 3,548,406 shares available for purchase by our employees under the ESPP.

[4] The table does not include information with respect to shares subject to outstanding awards assumed by us in connection with the acquisition of Glu Mobile Inc. As of April 1, 2023, 125,214 shares of our common stock were issuable upon exercise of outstanding options and the release of restricted stock units assumed in connection with this acquisition. The weighted average exercise price of such outstanding options was $64.50 per share. Other than the awards we assumed in connection with this acquisition, no additional equity awards may be granted under any assumed arrangement related to the acquisition.

Audit Matters

Selection and Engagement of Independent Registered Public Accounting Firm

KPMG LLP has audited the financial statements of the Company and its consolidated subsidiaries since fiscal year 1987. The Audit Committee and the Board of Directors believe that KPMG LLP's long-term knowledge of EA and its subsidiaries is valuable to the Company as set forth in more detail below. Representatives from KPMG have direct access to the members of the Audit Committee and Board of Directors. We expect one or more representatives of KPMG LLP to attend the Annual Meeting in order to respond to appropriate questions from stockholders and make a statement if they desire to do so.

Services Provided by the Independent Auditor

KPMG LLP audits our consolidated operations and provides statutory audits for legal entities within our international corporate structure. Having one audit firm with a strong global presence responsible for these audits supports a coordinated approach to address issues that may impact our businesses across multiple geographies and legal entities. Few audit firms have the knowledge of our sector and the capability of servicing our global audit requirements. KPMG LLP has the geographical scope that our operations require and the accounting expertise in the matters relevant to our sector. In addition, KPMG LLP's experience working with the Company gives them the institutional knowledge to understand our operations and processes, which we believe helps them address the relevant issues and improves the quality of the audit.

In appointing KPMG LLP as our independent auditors for fiscal year 2024, the Audit Committee and the Board of Directors have considered the performance of KPMG LLP in fiscal year 2023, as well as in prior years, and have taken into account the alternative options available to the Company. The Audit Committee and the Board of Directors have determined that it is in the best interests of the Company and its stockholders to continue KPMG LLP's engagement.

We believe the experience and expertise held by the members of the Audit Committee give them the necessary skills to evaluate the relationship between the Company and its independent auditors and to oversee auditor independence. The Audit Committee periodically considers whether there should be rotation of our independent external audit firm. The Audit Committee is empowered under its charter to obtain advice and assistance from outside legal, accounting and other advisors as it deems appropriate.

At each meeting of the Audit Committee, Company management is provided the opportunity to meet in private session with the Audit Committee to discuss any issues relating to KPMG LLP's engagement. Similarly, KPMG LLP regularly meets in private session with the Audit Committee with no members of Company management present.

Audit Partner Rotation

Our KPMG LLP lead audit partner has been working on the Company's audit since the first quarter of fiscal year 2021. Our KPMG LLP concurring audit partner has been working on the Company's audit since the first quarter of fiscal year 2020. Each audit partner may serve a maximum of five years on the Company's audit. Candidates are proposed by KPMG LLP based on their expertise and experience and are vetted by Company management and a recommendation is made to the Audit Committee. The Audit Committee has final approval of the lead audit partner and the concurring audit partner.

Fees of Independent Auditors

The aggregate fees billed for the last two fiscal years for each of the following categories of services are set forth below:

Description of Fees	Year Ended March 31, 2023	Year Ended March 31, 2022
Audit Fees[1]	$4,908,000	$5,585,000
Audit-related Fees[2]	29,000	80,000
Tax Fees[3]	139,000	130,000
All Other Fees	—	—
Total	$5,076,000	$5,795,000

[1] Audit Fees: This category includes the annual audit of the Company's financial statements and internal controls over financial reporting (including quarterly reviews of financial statements included in the Company's quarterly reports on Form 10-Q), and services normally provided by the independent auditors in connection with regulatory filings. This category also includes consultation on matters that arose during, or as a result of the audit or review of financial statements, statutory audits required for our non-U.S. subsidiaries, and other documents filed with the SEC, and Sarbanes-Oxley Section 404 compliance consultation.

[2] Audit-Related Fees: This category consists of fees for assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements and are not reported under "Audit Fees." In both fiscal years 2023 and 2022, these fees were for accounting consultations and services in the U.S. and in connection with other regulatory filings in our international jurisdictions.

[3] Tax Fees: This category includes compliance services rendered for U.S. and foreign tax compliance and returns, and transfer pricing documentation.

Pre-approval Procedures

The Audit Committee is required to pre-approve the engagement of, and fees incurred by, KPMG LLP to perform audit and other services for the Company and its subsidiaries. The Company's procedures for the pre-approval by the Audit Committee of all services provided by KPMG LLP and the related fees comply with SEC regulations regarding pre-approval of services. Services subject to these SEC requirements include audit services, audit-related services, tax services and other services. In some cases, pre-approval for a particular category or group of services and the related fees are provided by the Audit Committee for up to a year, subject to a specific budget and to regular management reporting. In other cases, the Chair of the Audit Committee has the delegated authority from the Audit Committee to pre-approve additional services and the related fees up to a specified dollar limit, and such pre-approvals are then communicated to the full Audit Committee. The Audit Committee reviews quarterly the status of all pre-approved services and the related fees to date and approves any new services and the related fees to be provided.

In determining whether to grant a pre-approval, the Audit Committee considers the level of non-audit fees incurred to date as a percentage of the total annual fees paid to KPMG LLP. In addition, the Audit Committee considers additional factors to assess the potential impact on auditor independence of KPMG LLP performing such services, including whether the services are permitted under the rules and recommendations of the Public Company Accounting Oversight Board, the American Institute of Certified Public Accountants, the Nasdaq Stock Market, whether the proposed services are permitted under EA's policies, and whether the proposed services are consistent with the principles of the SEC's auditor independence rules. The Company also annually confirms with each of its directors and executive officers whether there are any relationships that they are aware of with KPMG LLP that may impact the auditor independence evaluation. The Audit Committee considered and determined that fees for services other than audit and audit-related services paid to KPMG LLP during fiscal year 2023 are compatible with maintaining KPMG LLP's independence.

Report of the Audit Committee of the Board of Directors

The following Report of the Audit Committee shall not be deemed to be "soliciting material" or to be "filed" with the SEC nor shall this information be incorporated by reference into any future filing under the Securities Act or the Exchange Act, except to the extent that EA specifically incorporates it by reference into a filing.

The Audit Committee of the Board of Directors operates under a written charter, which was most recently amended in May 2018. The Audit Committee is currently comprised of three non-employee directors, each of whom in the opinion of the Board of Directors meets the current independence requirements and financial literacy standards of the Nasdaq Stock Market Rules, as well as the independence requirements of the SEC. During fiscal year 2023, the Audit Committee consisted of Kofi A. Bruce, Jeffrey T. Huber, and Richard A. Simonson. The Board of Directors has determined that each of Mr. Bruce and Mr. Simonson meets the criteria for an "audit committee financial expert" as set forth in applicable SEC rules.

The Company's management is primarily responsible for the preparation, presentation and integrity of the Company's financial statements. EA's independent registered public accounting firm, KPMG LLP (the "independent auditors"), is responsible for performing an independent audit of the Company's (1) financial statements and expressing an opinion as to the conformity of the financial statements with U.S. generally accepted accounting principles, and (2) internal control over financial reporting in accordance with the auditing standards of the Public Company Accounting Oversight Board (the "PCAOB") and issuing an opinion thereon.

The Audit Committee assists the Board of Directors in its oversight responsibility with respect to the integrity of EA's accounting policies, internal control function and financial reporting processes. The Audit Committee reviews EA's quarterly and annual financial statements prior to public earnings releases and submission to the SEC; oversees EA's internal audit function; consults with the independent auditors and EA's internal audit function regarding internal controls and the integrity of the Company's financial statements; oversees tax and treasury matters; oversees EA's enterprise risk management program; assesses the independence of the independent auditors; and is directly responsible for the appointment, retention, compensation and oversight of the independent auditors. In this context, the Audit Committee has met and held discussions with members of management, EA's internal audit function and the independent auditors. Company management has represented to the Audit Committee that the Company's consolidated financial statements for the most recently completed fiscal year were prepared in accordance with accounting principles generally accepted in the United States, and the Audit Committee has reviewed and discussed the consolidated financial statements with Company management and the independent auditors. Company management has represented to the Audit Committee that the Company's internal control over financial reporting was effective as of the end of the Company's most recently completed fiscal year, and the Audit Committee has reviewed and discussed the Company's internal control over financial reporting with management and the independent auditors. The Audit Committee discussed with the independent auditors matters required to be discussed by the applicable requirements of the PCAOB and SEC, including the quality and acceptability of the Company's financial reporting and internal control processes. The Audit Committee also has discussed with the Company's independent auditors the scope and plans for their annual audit and reviewed the results of that audit with management and the independent auditors.

In addition, the Audit Committee received and reviewed the written disclosures and the letter from the independent auditors required by the applicable requirements of the PCAOB regarding their communications with the Audit Committee concerning independence and has discussed with the independent auditors the auditors' independence from the Company and its management. The Audit Committee also has considered whether the provision of any non-audit services (as described above under the heading *"Audit Matters" — "Fees of Independent Auditors"*) and the employment of former KPMG LLP employees by the Company are compatible with maintaining the independence of KPMG LLP.

The members of the Audit Committee are not engaged in the practice of auditing or accounting. In performing its functions, the Audit Committee necessarily relies on the work and assurances of the Company's management and the independent auditors.

In reliance on the reviews and discussions referred to in this report, and in light of its role and responsibilities, the Audit Committee recommended to the Board of Directors that the Company's audited financial statements for fiscal year 2023 be included for filing with the SEC in the Company's Annual Report. The Audit Committee also has approved the selection of KPMG LLP as the Company's independent auditors for fiscal year 2024.

AUDIT COMMITTEE

Kofi A. Bruce (Chair)
Richard A. Simonson
Jeffrey T. Huber

Stock Ownership Information

Security Ownership of Certain Beneficial Owners and Management

The following table shows, as of June 16, 2023, the number of shares of our common stock owned by our directors, NEOs, our current directors and executive officers as a group, and beneficial owners known to us holding more than 5% of our common stock. From time to time we engage in ordinary course business transactions with other companies in which one or more of our greater-than-5% beneficial owners may have an investment. As of June 16, 2023, there were 272,116,984 shares of our common stock outstanding. Except as otherwise indicated, the address for each of our directors and executive officers is c/o Electronic Arts Inc., 209 Redwood Shores Parkway, Redwood City, CA 94065.

Stockholder Name	Shares Owned[1]	Right to Acquire[2]	Percent of Outstanding Shares[3]
The Public Investment Fund[4]	24,807,932	–	9.12%
Blackrock, Inc.[5]	24,801,166	–	9.11%
The Vanguard Group Inc.[6]	21,903,490	–	8.05%
Andrew Wilson[7]	136,293	–	*
Christopher Suh	9,585	–	*
Laura Miele	38,586	–	*
Chris Bruzzo	11,907	5,402	*
Mala Singh[8]	31,947	–	*
Kenneth Moss	249,555	–	*
Kofi A. Bruce	1,870	2,004	*
Rachel A. Gonzalez	2,643	2,004	*
Jeffrey T. Huber[9]	90,825	13,876	*
Talbott Roche	19,589	2,004	*
Richard A. Simonson	58,723	35,038	*
Luis A. Ubiñas	–	57,410	*
Heidi J. Ueberroth	5,799	8,373	*
All current executive officers and directors as a group (14) persons[10]	430,361	123,210	0.20%

* Less than 1%

[1] Unless otherwise indicated in the footnotes, includes shares of common stock for which the named person has sole or shared voting and investment power. This column excludes shares of common stock that may be acquired through stock option exercises, which are included in the column "Right to Acquire."

[2] Includes (a) shares of common stock that may be acquired through stock option exercises and releases of RSUs within 60 days of June 16, 2023, (b) in the case of Mr. Simonson, reflects 35,038 RSUs that have vested but have been deferred, (c) in the case of Mr. Ubiñas, reflects 52,538 RSUs that have vested but have been deferred and (d) in the case of Ms. Ueberroth, reflects 8,373 RSUs that have vested but have been deferred.

[3] Calculated based on the total number of shares owned plus the number of shares that may be acquired through stock option exercises and the release of vested RSUs within 60 days of June 16, 2023.

[4] As of December 31, 2022, based on information contained in a report on Schedule 13G/A filed with the SEC on February 14, 2023 as updated by a report on Schedule 13F filed on May 15, 2023, by The Public Investment Fund, reporting sole voting and dispositive power over 24,807,932 shares of common stock, and shared voting and dispositive power over no shares. The address for The Public Investment Fund is P.O. Box 6847, Riyadh 11425, Kingdom of Saudi Arabia.

[5] As of December 31, 2022, based on information contained in a report on Schedule 13G/A filed with the SEC on January 27, 2023 by Blackrock, Inc., reporting sole voting power over 22,334,049 shares of common stock, sole dispositive power over 24,801,166 shares of common stock, and shared voting and dispositive power over no shares. The address for BlackRock, Inc. is 55 East 52nd Street, New York, NY 10055.

[6] As of December 30, 2022, based on information contained in a report on Schedule 13G/A filed with the SEC on February 9, 2023 by The Vanguard Group, reporting shared voting power over 376,644 shares of common stock, sole dispositive power over 20,801,654 shares of common stock, shared dispositive power over 1,101,836 shares of common stock, and sole voting power over no shares of common stock. The address for The Vanguard Group is 100 Vanguard Blvd., Malvern, PA 19355.

[7] Includes 87,809 shares of common stock are held by Mr. Wilson's family trust and 48,484 shares of common stock held in trust for the benefit of Mr. Wilson's descendants. Mr. Wilson has investment control over, and pecuniary interest in, shares held in his family trust. Mr. Wilson has investment control over shares held in trusts for his descendants.

[8] Includes 31,947 shares of common stock are held by Ms. Singh's family trust. Ms. Singh has investment control over, and pecuniary interest in, shares held in her family trust.

[9] Includes 304 shares of common stock held directly by Mr. Huber, 67,412 shares of common stock held by Mr. Huber's family trust and 23,109 shares of common stock and 11,872 vested options held by trusts over which Mr. Huber maintains investment control and pecuniary interest.

[10] Includes all executive officers and directors of EA as of the date of this filing.

Stock Ownership Requirements

Directors

Each non-employee director is required, within five years of becoming a director, to own a number of shares of EA common stock having a value of at least five years' annual retainer for service on our Board of Directors.

Non-employee directors are permitted to include the value of vested, but deferred, RSUs toward their ownership requirement. As of the end of fiscal year 2023, each of our directors had fulfilled his or her ownership requirements. Mr. Huber is eligible to satisfy his ownership requirements through holdings of EA common stock through certain trusts over which Mr. Huber maintains investment control and pecuniary interest.

Section 16 Officers

In accordance with our stock ownership guidelines, Section 16 officers must maintain stock ownership equal to the minimum ownership requirements listed in the table below. Our CEO is required to own stock with a value equal to ten times his base salary. Each of our NEOs (other than the CEO) is an Executive Vice President and therefore is required to own stock with a value equal to three times his or her base salary.

Position	Stock Ownership Value as a Multiple of Base Salary
CEO	10x
Executive Vice President	3x
Senior Vice President	1x

We test the stock ownership holding requirement on an annual basis, and any Section 16 officer not in compliance with these guidelines must hold 50% of any net after-tax shares vesting from equity awards until the applicable requirement is met. The Compensation Committee last reviewed the stock ownership requirements in May 2023. As of that date, each of our executive officers had either met his or her then-applicable stock ownership holding requirement or had not yet reached the date on which he or she is required to meet his or her ownership requirements, which is generally 50 months from the date of hire, appointment, or promotion. For promotions, executives must maintain their prior-level minimum holding requirements during any applicable transition period.

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires our executive officers, directors and persons who beneficially own more than ten percent of our ordinary shares to file reports of their beneficial ownership and changes in ownership (Forms 3, 4 and 5, and any amendment thereto) with the SEC.Based solely on a review of forms filed in the SEC's EDGAR database and written representations from executive officers and directors, we believe that during the fiscal year ended April 1, 2023, all required reports were filed on a timely basis.

Insider Trading, Anti-Hedging and Anti-Pledging Policies

We maintain an insider trading policy designed to promote compliance by our employees and directors with both federal and state insider trading laws. In addition, our insider trading policy prohibits our directors, executive officers, employees and family members of any director, executive officer or employee or others living in their respective households, from engaging in any hedging transaction with the Company's securities, buying the Company's securities on margin, or otherwise trading in any derivative of the Company's securities (including put and/or call options, swaps, forwards or futures contracts, short sales or collars). Our directors and Section 16 officers also are prohibited from pledging our stock as collateral for any loan.

Proposals to be Voted on

Election of Directors

At the Annual Meeting, stockholders will elect eight directors to hold office for a one-year term until the next annual meeting (or until their respective successors are appointed). All nominees have consented to serve a one-year term, if elected. For additional information regarding the nominees and our corporate governance practices, including our director resignation policies and refreshment practices, please see the sections of this Proxy Statement entitled "*Proxy Highlights*," and "*Board of Directors and Corporate Governance*."

The 2023 election of directors will be uncontested. Accordingly, EA's Amended and Restated Bylaws provide that in an uncontested election of directors each nominee must receive more votes cast "for" than "against" his or her re-election in order to be elected or re-elected to the Board of Directors.

The Board of Directors has nominated the following directors to stand for re-election. Each of our director nominees currently serves on the Board of Directors and was elected to a one-year term at the 2022 annual meeting.

▪ Kofi A. Bruce	▪ Talbott Roche	▪ Heidi J. Ueberroth
▪ Rachel A. Gonzalez	▪ Richard A. Simonson	▪ Andrew Wilson
▪ Jeffrey T. Huber	▪ Luis A. Ubiñas	

The Board of Directors recommends a vote FOR each of the nominees.

PROPOSAL 2

Advisory Vote to Approve Named Executive Officer Compensation

In accordance with the SEC's proxy rules, we seek an advisory, non-binding stockholder vote with respect to the compensation of our named executive officers for fiscal year 2023. This vote, which is undertaken by us annually, is not intended to address any specific item of compensation, but rather the overall compensation of our named executive officers and the compensation philosophy, policies, and practices, as disclosed in this Proxy Statement. Approval of this proposal, commonly known as a "say-on-pay" proposal, requires the affirmative vote of a majority of the voting shares present at the Annual Meeting in person or by proxy and voting for or against the proposal. We are asking our stockholders to vote on the following resolution at the Annual Meeting:

> **"RESOLVED, that the Company's stockholders approve, on a non-binding, advisory basis, the compensation of the named executive officers for fiscal year 2023, as disclosed in the Compensation Discussion and Analysis, the compensation tables, and the related narrative disclosures in this Proxy Statement."**

Our Board of Directors recommends a vote "FOR" this resolution. Our Board of Directors, Compensation Committee and EA management are committed to maintaining pay-for-performance alignment in our executive compensation program. Our pay-for-performance approach is designed to reward the achievement of Company-wide financial and business objectives, individual performance, and the creation of long-term value for stockholders, while also recognizing the dynamic and highly competitive nature of our business and the market for top executive talent.

At last year's Annual Meeting, our say-on-pay proposal received the support of 92% of the votes cast. We encourage you to review carefully the "*Compensation Discussion and Analysis*" and accompanying compensation tables and narrative discussion for a more detailed description of our executive compensation program and decisions.

Although the vote is advisory and non-binding, our Board of Directors and Compensation Committee value the opinions of our stockholders and will consider the outcome of the vote, along with other relevant factors, in evaluating the future compensation of our named executive officers. We currently intend to hold the next non-binding advisory vote to approve the compensation of our named executive officers at our 2024 annual meeting.

The Board of Directors recommends a vote FOR the approval of the foregoing resolution.

PROPOSAL 3

Ratification of the Appointment of KPMG LLP, Independent Public Registered Accounting Firm

The Audit Committee has appointed KPMG LLP as the Company's independent auditors for the fiscal year ending March 31, 2024. Ratification of the appointment of KPMG LLP as our independent auditors is not required by our Amended and Restated Bylaws or otherwise. The Board of Directors has determined to submit this proposal to the stockholders as a matter of good corporate practice. Approval of this proposal requires the affirmative vote of a majority of the voting shares present at the meeting in person or by proxy and voting for or against the proposal. If the stockholders do not ratify the appointment, the Audit Committee will review its future selection of auditors. Even if the appointment is ratified, the Audit Committee may, in its discretion, direct the appointment of different independent auditors at any time during the year if it determines that such a change would be in the best interests of the Company and the stockholders.

The Board of Directors recommends a vote FOR the ratification of KPMG LLP as our independent auditors for the fiscal year ending March 31, 2024.

PROPOSAL 4

Advisory Vote on the Frequency of Say-on-Pay Votes

As described in Proposal 2 above, our stockholders have the opportunity to cast an advisory, non-binding vote on the compensation of our named executive officers ("say-on-pay vote").

The SEC rules require us to ask our stockholders (at least once every six years) how often they would like to hold the say-on-pay vote. The options required by law are every year, every two years, or every three years.

At our 2017 Annual Meeting, our stockholders favored holding the say-on-pay vote every year. Accordingly, we have held it every year. Now on the sixth anniversary of that result, we are again asking our stockholders how often we should hold the say-on-pay vote in the next six years. Under this Proposal 4, stockholders may vote to hold it every year (by voting "1 Year"), every two years (by voting "2 Years"), every three years (by voting "3 Years"), or abstain from voting (by indicating "Abstain").

The Board of Directors recommends that future advisory votes to approve named executive officer compensation be held every year.

A majority of the votes cast for one of the options presented by Proposal 4 will determine the stockholders' preferred frequency for holding an advisory vote on the compensation of our named executive officers. This means that the option receiving the greatest number of votes will be considered the preferred frequency of our stockholders.

Although the vote is advisory and non-binding, our Board of Directors and Compensation Committee value the opinions of our stockholders and will consider the outcome of the vote, along with other relevant factors, when making future decisions regarding the frequency of conducting a say-on-pay vote.

The Board of Directors recommends a vote for the option of an annual ("1 Year") advisory vote to approve named executive officer compensation.

PROPOSAL 5
Stockholder Proposal on Termination Pay

The Company has been advised that James McRitchie and Myra K. Young, 9295 Yorkship Court, Elk Grove, CA 95758, the beneficial owners of 25 shares of EA's common stock, intend to present the following proposal for consideration at the Annual Meeting.

Proposal 5 – Shareholder Ratification of Termination Pay



Resolved: Shareholders of Electronic Arts Inc. (Company) request the Board seek shareholder approval of any senior manager's new or renewed pay package that provides for severance or termination payments with an estimated value exceeding 2.99 times the sum of the executive's base salary plus target short-term bonus.

"Severance or termination payments" include cash, equity or other compensation that is paid out or vests due to a senior executive's termination for any reason. Payments include those provided under employment agreements, severance plans, and change-in-control clauses in long-term equity plans, but not life insurance, pension benefits, or deferred compensation earned and vested prior to termination.

"Estimated total value" includes; lump-sum payments; payments offsetting tax liabilities; perquisites or benefits not vested under a plan generally available to management employees; post-employment consulting fees or office expense; and equity awards if vesting is accelerated, or a performance condition waived, due to termination.

The Board shall retain the option to seek shareholder approval after material terms are agreed upon.

Supporting Statement: Generous performance-based pay can be good but shareholder ratification of "golden parachute" severance packages with a total cost exceeding 2.99 times base salary plus target short-term bonus better aligns management pay with shareholder interests.

For instance, at one company if the CEO is terminated without cause, whether or not his termination follows a change in control, he will receive $39 million in termination payments, nearly 7-times his base salary plus short-term bonus.

It is in the best interest of Company shareholders to be protected from such lavish management termination packages.

It is important to have this policy in place so that Company management focuses on improving company performance, instead of possible business combinations to trigger a golden parachute windfall.

This proposal is more important at our Company because of the tendency to overpay management or provide the wrong management pay incentives. Pay was rejected by 8% of shares in 2022, 58% in 2021, 74% in 2020, whereas a 5% rejection is more the norm.

Consider also: Contrary best practice,[1] our Company closed polls about fifteen seconds after presentation of the last proposal at its 2022 annual meeting. If shareholders fail to present their proposals, companies can exclude future proposals for two years. Our Company treats voting at the meeting as an empty ritual.

[1]   https://optimizeronline.com/how-and-when-to-properly-open-and-close-the-polls/

Please vote yes:

Shareholder Ratification of Termination Pay – Proposal 5
Enhance Shareholder Value, Vote FOR

The Company's Opposition Statement to Proposal 5

Our Board of Directors recommends a vote "**AGAINST**" this proposal because it is unnecessary and not in the best interests of the Company or its stockholders.

This proposal is unnecessary because our cash severance policy already limits cash severance payments to no more than 2.99 times base salary plus target annual bonus opportunity, and our existing severance benefits are payable only in very specific situations.

We have an Executive Officer Cash Severance Policy (the "Cash Severance Policy") that already addresses the proposal's request with regard to salary and annual bonus. This policy does not allow the Company to enter into any new employment agreement, severance agreement, or separation agreement with any executive officer—or establish any new severance plan or policy covering any executive officer—that provides for cash severance benefits exceeding 2.99 times the sum of the executive officer's base salary plus target annual bonus opportunity, without seeing stockholder ratification of such arrangement.

Furthermore, the possibility of receiving severance pay is already very limited because:

- we do not maintain employment agreements with executive officers that include severance protections;
- we do not have a practice of paying severance to departing executive officers; and
- outstanding equity awards held by our executive officers will be forfeited in an ordinary course termination of employment.

We provide certain equity-related benefits in the extraordinary event of death or disability to all employees (not just executive officers) meeting certain service requirements. These include full vesting of equity awards upon death and pro rata vesting of awards in the event of disability (in each case, with the vesting of performance-based awards to be based on actual performance).

As previously discussed, we maintain a Change in Control Severance Plan. Under this plan, benefits are only payable in the event of a termination of employment without cause or for good reason within a specified period of time before or after a change-in-control transaction (a "double trigger" termination). A substantial number of public companies and many of our peers provide double-trigger severance benefits as a standard component of an executive pay package. Moreover, this plan does not otherwise provide for excise tax gross ups, additional equity grants, or special retirement provisions.

For these reasons, the Board of Directors and Compensation Committee believe that the Cash Severance Policy more appropriately addresses and limits severance benefits than the far-reaching mandates of the proposal.

The proposal is not in the best interests of stockholders because it could place us at a severe competitive disadvantage by limiting our ability to attract and retain highly qualified executives.

Our Board of Directors and Compensation Committee also recognize that attracting and retaining talent requires offering competitive severance benefits upon certain terminations of employment, especially a double-trigger termination in a change in control. As noted above, many public companies, including our peers, provide double-trigger severance benefits to their executives. In our experience, executive-level candidates expect these protections as part of their compensation packages, and we would jeopardize our ability to attract qualified executives if they were not offered. Even if offers of employment contained severance protections that were contingent upon stockholder approval or ratification, they may be viewed as too uncertain and would discourage top candidates from accepting.

Furthermore, calling a special meeting of stockholders to obtain prior approval of a severance arrangement that could exceed the specified cap would be expensive, impractical, and time-consuming. Top candidates—when informed that the terms of their compensation package first require binding stockholder approval—would be unwilling to sit on the sidelines awaiting such approval. They may instead seek employment elsewhere, including at one of our competitors who do not face similar restrictions. In a competitive market where the ability to act quickly on opportunities to attract top-level executive talent is paramount, the implementation of this proposal would significantly restrict the Company's agility in hiring.

For these reasons, the proposal would compromise our recruiting efforts and introduce uncertainty and potential delays into the process. Instead, the Board of Directors and Compensation Committee believe that the Cash Severance Policy is better suited for the Company to remain competitive for top-performing talent, which would ultimately be in the best interest of our stockholders.

This proposal is unnecessary because we provide stockholders with a voice on executive pay through our annual say-on-pay vote and robust stockholder outreach program.

We hold an annual say-on-pay advisory vote giving our stockholders the ability to vote on our executive compensation program each year. In addition, SEC rules further require separate approval, on an advisory basis, by stockholders of golden parachute compensation payable to named executive officers in connection with change-in-control transactions. If we were to undergo a change in control transaction, stockholders would have the opportunity to vote on any golden parachute arrangements with our executives.

Supplementing this vote, we have a robust year-round stockholder outreach program. As previously discussed, we have conducted extensive stockholder engagement to request feedback on our executive compensation program over recent years. Our adoption of the Cash Severance Policy is a result of such engagement. In fiscal year 2023, we reached out to stockholders holding approximately 61% of our outstanding common stock to offer meetings, and we held 15 calls to understand their views on executive compensation, among other issues. Stockholders continued to express appreciation for the substantive changes we have made to our executive compensation program in recent years, including our adoption of the Cash Severance Policy. Importantly, on these calls, none of our stockholders raised the topic of our severance practices as an area of concern.

We believe that these avenues of communication, along with the annual say-on-pay votes, are the most streamlined and effective ways of providing stockholders with a voice on our executive compensation program. Requiring intermittent stockholder approval of specific elements of compensation would be inefficient, and as discussed above, carries the risk of jeopardizing our ability to attract and retain highly qualified candidates.

This proposal would unduly restrict the Compensation Committee's ability to structure compensation programs.

Our Compensation Committee, which is comprised solely of independent directors, is best suited to assess the needs of the Company, the competition for talent, and other relevant factors in making decisions on our executive compensation program. However, the proposal would serve to undermine and constrain the Compensation Committee from being able to exercise its judgment about which forms of compensation best serve the Company and our stockholders. It would further restrict the Compensation Committee from securing talent, reacting to dynamic market practices, responding to business exigencies, and otherwise structuring our program in a market-competitive manner. Instead, our Compensation Committee should be afforded the ability to continue to exercise strong independent leadership and oversight, while maintaining the ability to design and implement a prudent executive compensation program that is aligned with the interests of our stockholders.

Required Vote

Approval of this proposal requires the affirmative vote of a majority of the voting shares present at the meeting or by proxy and voting for or against the proposal.

The Board of Directors recommends a vote AGAINST the stockholder proposal regarding shareholder ratification of termination pay.

Other Information

Commonly Asked Questions and Answers

1. **Why am I receiving these materials and how do I attend the virtual meeting?**

   You are receiving these materials in connection with the Company's solicitation of proxies for use at our Annual Meeting, which will take place virtually at www.virtualshareholdermeeting.com/EA2023 on Thursday, August 10, 2023 at 2:00 p.m. local time. In structuring the virtual meeting, our goal is to provide stockholders the same opportunity to participate as they would have at an in-person meeting.

   This Proxy Statement describes proposals on which you, as a stockholder, are being asked to vote. It also gives you information on the proposals that will be considered at the Annual Meeting, as well as other information so that you can make an informed decision. As a stockholder, you are invited to attend the Annual Meeting online and are requested to vote on the items of business described in this Proxy Statement.

2. **How do I attend the virtual meeting?**

   This year's Annual Meeting will be accessible only through the Internet. You can participate in the Annual Meeting if you were a stockholder as of the close of business on the record date, June 16, 2023. To participate in the Annual Meeting, including to vote and ask questions, go to www.virtualshareholdermeeting.com/EA2023 and log-in using the 16-digit control number on your Notice or proxy card next to the label "Control Number" for postal mail recipients or within the email for electronic delivery recipients, and follow the instructions on the website. If your shares are held in street name and your voting instruction form or Notice indicates that you may attend and vote those shares through the http://www.proxyvote.com website, then you may vote at the Annual Meeting with the 16-digit access code indicated on that voting instruction form or Notice. Otherwise, stockholders who hold their shares in street name should contact their bank, broker or other nominee and obtain a "legal proxy" in order to attend and vote at the Annual Meeting.

   We encourage you to join 15 minutes before the start time. Stockholders may submit questions online during the Annual Meeting at www.virtualshareholdermeeting.com/EA2023. A copy of the Annual Meeting rules of conduct will be available online at the Annual Meeting. The list of registered stockholders as of June 16, 2023 will be available for inspection by stockholders during the meeting at www.virtualshareholdermeeting.com/EA2023. There will not be a physical location for the Annual Meeting, and you will not be able to attend the Annual Meeting in person. If you have difficulty accessing or participating in the virtual Annual Meeting, please call the technical support number that will be posted on the Annual Meeting website log-in page. We will have technicians available to assist you.

3. **Why did I receive a Notice in the mail regarding the Internet availability of proxy materials instead of a full set of proxy materials?**

   In accordance with rules adopted by the SEC, we may furnish proxy materials, including this Proxy Statement and our Annual Report, to our stockholders by providing access on the Internet instead of mailing printed copies. Stockholders will receive printed copies of the proxy materials only if they request them. Instead, the Notice, which was mailed to our stockholders, provides instructions on how to access and review all the proxy materials on the Internet. The Notice also describes how you may submit your proxy on the Internet. If you would like to receive a paper or email copy of our proxy materials, you should follow the instructions for requesting those materials in the Notice or you may contact the Company directly. **The Company will provide you without charge, upon request, a paper or email copy of our proxy materials, including the Company's Annual Report on Form 10-K (paper copies will be sent by first class mail).** Any such request should be directed as follows: Corporate Secretary, Electronic Arts Inc., 209 Redwood Shores Parkway, Redwood City, CA 94065 or call (650) 628-1500.

4. **How can I get electronic access to the proxy materials?**

   The Notice or proxy card provides instructions on how to inform us to send future proxy materials to you electronically by email. If you choose to receive future proxy materials by email, you will receive an email next year with instructions containing a link to those materials and a link to our proxy website. Your election to receive proxy materials by email will remain in effect until you terminate it. **We encourage you to receive future proxy materials by email. Doing so will allow us to provide you with the information you need in a timelier manner, will save us the cost of printing and mailing documents to you, and will help reduce paper use.**

5. **Can I vote my shares by filling out and returning the Notice?**

   No. However, the Notice provides instructions on how to vote on the Internet or by attending the Annual Meeting virtually at www.virtualshareholdermeeting.com/EA2023 and following the instructions on the website.

6. Who can vote at the Annual Meeting?

Stockholders who owned common stock as of the close of business on June 16, 2023 may attend and vote at the Annual Meeting. If your shares are registered directly in your name with our transfer agent, Computershare, you are considered, with respect to those shares, the stockholder of record. As the stockholder of record, you have the right to vote at the Annual Meeting. If your shares are held in a brokerage account or by another nominee or trustee, you are considered the beneficial owner of shares held in "street name." As the beneficial owner, you are also invited to attend the Annual Meeting. As a beneficial owner, you are not the stockholder of record and, as described in Question 2, may not in certain cases be able to vote these shares at the Annual Meeting unless you obtain a "legal proxy" from your broker, nominee, or trustee that holds your shares, giving you the right to vote the shares at the meeting. Each share of common stock is entitled to one vote. There were 272,116,984 shares of common stock outstanding on the record date, June 16, 2023.

A quorum is required to conduct business at the Annual Meeting. A quorum exists if a majority of EA's outstanding voting shares, or at least 136,058,493 shares, as of June 16, 2023 is present or represented by proxies at the Annual Meeting. On June 16, 2023, a total of 272,116,984 shares of common stock were outstanding and entitled to vote.

Shares are counted as present or represented at the Annual Meeting if:

- They are entitled to vote at the Annual Meeting and are present at the Annual Meeting, or
- The stockholder has voted on the Internet, by telephone or a properly submitted proxy card prior to 11:59 p.m. Eastern Time on August 9, 2023.

If a quorum is not present, we may propose to adjourn the Annual Meeting to solicit additional proxies and reconvene the Annual Meeting at a later date.

7. What am I voting on?

We are asking you to:

- Elect Kofi A. Bruce, Rachel A. Gonzalez, Jeffrey T. Huber, Talbott Roche, Richard A. Simonson, Luis A. Ubiñas, Heidi J. Ueberroth and Andrew Wilson to the Board of Directors to hold office for a one-year term (Proposal 1);
- Cast an advisory vote to approve named executive officer compensation (Proposal 2);
- Ratify the appointment of KPMG LLP as the Company's independent public registered accounting firm for the fiscal year ending March 31, 2024 (Proposal 3);
- Cast an advisory vote on the frequency of say-on-pay votes (Proposal 4); and
- Consider and vote upon any stockholder proposal, if properly presented at the Annual Meeting, on termination pay (Proposal 5).

8. How do I vote my shares if I won't be able to attend the Annual Meeting?

You do not need to attend the Annual Meeting in order to vote. You may, instead, vote on the Internet or by telephone or mail (if you have received printed proxy materials) prior to 11:59 p.m. Eastern Time on August 9, 2023. By doing so, you are giving a proxy appointing Andrew Wilson (the Company's Chief Executive Officer), and Jacob Schatz (the Company's Chief Legal Officer and Corporate Secretary) or any of them, each with power of substitution, to vote your shares at the Annual Meeting, or any adjournment thereof, as you have instructed. If a proposal comes up for a vote at the Annual Meeting for which you have not indicated an instruction, Mr. Wilson and Mr. Schatz, or any one of them, will vote your shares in the manner recommended by the Board of Directors and according to their best judgment. Even if you currently plan to attend the Annual Meeting, it is a good idea to vote on the Internet or, if you received printed proxy materials, by telephone or by completing and returning your proxy card before the meeting date, in case your plans change.



On the Internet or by Telephone

If you have Internet access, you may submit your proxy online by following the instructions provided in the Notice or, if you receive printed proxy materials, the proxy card. You may also vote by telephone by following the instructions provided on your proxy card or voting instruction card.



By Mail

If you receive printed proxy materials, you may submit your proxy by mail by signing your proxy card or, for shares held in street name, by following the voting instructions included by your broker, trustee or nominee, and mailing it in the enclosed, postage-paid envelope. If you provide specific voting instructions, your shares will be voted as you have instructed.

9. What does it mean if I receive more than one Notice or proxy card?

It means that you have multiple accounts at the transfer agent or with brokers. Please complete and return all proxy cards or follow the instructions on each proxy card to vote on the Internet or by telephone, to ensure that all your shares are voted.

10. I share an address with another stockholder, and we received only one paper copy of the proxy materials. How can I obtain an additional copy of the proxy materials?

The Company has adopted an SEC-approved procedure called "householding." Under this procedure, the Company may deliver a single copy of the Notice or the Annual Report and this Proxy Statement to multiple stockholders who share the same last name and address and who have consented to householding, unless the Company has received contrary instructions from one or more of those stockholders. This procedure reduces the environmental impact of the Company's annual meetings and reduces the Company's printing and mailing costs. Stockholders who participate in householding will continue to receive separate proxy cards. Upon written or oral request, the Company will deliver promptly a separate copy of the Notice, Annual Report and this Proxy Statement to any stockholder at a shared address to which the Company delivered a single copy of any of these documents.

To receive free of charge a separate copy of the Notice or Annual Report and this Proxy Statement, or separate copies of these documents in the future, stockholders may write to our Corporate Secretary at 209 Redwood Shores Parkway, Redwood City, CA 94065 or call (650) 628-1500.

If you are receiving more than one copy of the proxy materials at a single address and would like to participate in householding, please contact the Company using the mailing address or phone number above. Stockholders who hold shares in street name may contact their brokerage firm, bank, broker-dealer or other similar organization to request information about householding.

11. What if I change my mind after I give my proxy?

You may revoke your proxy and change your vote at any time before the polls close at the Annual Meeting. You may do this by:

- Sending a signed statement to the Company that the proxy is revoked (you may send such a statement to the Corporate Secretary at our corporate headquarters address listed above);
- Signing and returning another proxy with a later date;
- Voting on the Internet or by telephone at any time prior to 11:59 p.m. Eastern Time on August 9, 2023 (your latest vote is counted); or
- Voting at the Annual Meeting.

If your shares are held by a broker, bank or other nominee or trustee, you may contact the record holder of your shares directly.

Your proxy will not be revoked if you attend the Annual Meeting but do not vote.

12. Who will count the votes?

A representative of Broadridge Financial Solutions will tabulate the votes and act as the inspector of elections for our Annual Meeting.

13. How are votes counted?

You may vote "for," "against" or "abstain" with respect to each of the nominees to the Board of Directors and on each of the proposals. A share voted "abstain" with respect to any proposal is considered present at the Annual Meeting for purposes of establishing a quorum and entitled to vote with respect to that proposal but is not considered a vote cast with respect to that proposal. Thus, abstentions will not affect the outcome of Proposals 1, 2, 3, 4 or the stockholder proposal. If you are a registered stockholder and you sign and return your proxy without voting instructions, your shares will be voted as recommended by the Board of Directors and according to the best judgment of Mr. Wilson and Mr. Schatz, or any one of them.

14. What is the effect of a "broker non-vote" on the proposals to be voted on at the Annual Meeting?

If your shares are held by a broker, bank or other nominee or trustee and you do not provide your broker, bank or other nominee or trustee with voting instructions, your shares may constitute "broker non-votes." Broker non-votes occur on a matter when a broker is not permitted to vote on that matter (or even when a broker is permitted to vote on that matter but chooses not to do so) without instructions from the beneficial owners and instructions are not given. Shares that constitute broker non-votes are considered present for purposes of establishing a quorum and entitled to vote with respect to that proposal but are not considered votes cast on that proposal. Broker non-votes, if any, will not affect the outcome of Proposals 1, 2, 3, 4 or the stockholder proposal. Even with respect to routine matters, some brokers are choosing not to exercise discretionary voting authority. As a result, if your shares are held of record by a bank, broker, or other nominee, we urge you to give instructions to your bank, broker or other nominee as to how you wish your shares to be voted.

15. How many votes must the nominees receive to be elected as directors?

In an uncontested election, our Amended and Restated Bylaws require each nominee to receive more votes cast "for" than "against" his or her re-election in order to be re-elected to the Board of Directors. Since we are not aware of any intention by any stockholder to nominate one or more candidates to compete with the Board of Directors' nominees for re-election at the Annual Meeting, the 2023 election will be uncontested.

In accordance with our Corporate Governance Guidelines, the Board of Directors expects an incumbent director to tender his or her resignation if he or she fails to receive the required number of votes for re-election in an uncontested election. In such an event, the Nominating and Governance Committee will act on an expedited basis to determine whether to accept the director's resignation and will submit such recommendation for prompt consideration by the Board of Directors. The director whose resignation is under consideration will abstain from participating in any decision regarding his or her resignation. The Nominating and Governance Committee and the Board of Directors may consider any factors they deem relevant in deciding whether to recommend and accept, as applicable, a director's resignation. The Board of Directors will act on the Nominating and Governance Committee's recommendation within 90 days from the date of the certification of election results and will publicly disclose its decision promptly thereafter.

Shares represented by your proxy will be voted by EA's management "for" the election or re-election of the eight nominees recommended by EA's Board of Directors unless you vote against any or all of such nominees or you mark your proxy to "abstain" from so voting.

16. What happens if one or more of the nominees is unable to serve or for good cause will not serve?

If, prior to the Annual Meeting, one or more of the nominees notifies us that he or she is unable to serve, or for good cause will not serve, as a member of the Board of Directors, the Board of Directors may reduce the number of directors or select a substitute nominee or substitute nominees, as the case may be. In the latter case, if you have completed and returned your proxy card, Mr. Wilson and Mr. Schatz, or any of them, may vote for any nominee designated by the incumbent Board of Directors to fill the vacancy. They cannot vote for more than eight nominees.

17. How many votes are required to approve each of the other proposals?

The advisory vote to approve named executive officer compensation (Proposal 2), the ratification of KPMG LLP as our independent auditor (Proposal 3), the advisory vote on the frequency of say-on-pay votes (Proposal 4), and the stockholder proposals (Proposal 5) must receive a "for" vote from a majority of the voting shares present at the Annual Meeting in person or by proxy and voting for or against these proposals. As advisory votes, the results of voting on Proposal 2, Proposal 4, and the stockholder proposals are non-binding. Although these votes are non-binding, the Board of Directors and its committees value the opinions of our stockholders and will consider the outcome of these votes, along with other relevant factors, in evaluating the compensation program for our named executive officers, the frequency of our say-on-pay votes and evaluating the matters presented by the stockholder proposal.

Shares represented by your proxy will be voted by EA's management in accordance with the Board of Directors' recommendation unless you vote otherwise on your proxy or you mark your proxy to "abstain" from voting. Abstentions and broker non-votes will have no effect on the outcome of Proposals 2, 3, 4 or the stockholder proposal.

18. What is the deadline to propose matters for consideration at the 2024 annual meeting of stockholders?

Proposals to be considered for inclusion in our proxy materials: No later than the close of business (6:00 p.m. Pacific Time) on February 23, 2024. All proposals must comply with Rule 14a-8 under the Exchange Act.

Other proposals to be brought at our 2024 annual meeting: No earlier than April 12, 2024 and no later than the close of business (6:00 p.m. Pacific Time) on May 10, 2024. The submission must include certain information concerning the stockholder and the proposal, as specified in the Company's Amended and Restated Bylaws.

19. What is the deadline to nominate individuals for election as directors at the 2024 annual meeting of stockholders?

Director nominations for inclusion in our proxy materials (proxy access nominees): No earlier than March 13, 2024 and no later than the close of business (6:00 p.m. Pacific Time) on April 12, 2024. The nomination must include certain information concerning the stockholder or stockholder group and the nominee, as specified in Section 1.6 of the Company's Amended and Restated Bylaws.

Director brought pursuant to our advance notice bylaws: No earlier than April 12, 2024 and no later than the close of business (6:00 p.m.) on May 10, 2024. The nomination must include certain information concerning the stockholder and the nominee, as specified in Section 1.5 of the Company's Amended and Restated Bylaws. In addition, shareholders who intend to solicit proxies in support of director nominees other than the Company's nominees must comply with the additional requirements of Rule 14a-19(b).

20. Where should I send proposals and director nominations for the 2024 annual meeting of stockholders?

Stockholder proposals and director nominations should be sent in writing to Jacob Schatz, Corporate Secretary at Electronic Arts Inc., 209 Redwood Shores Parkway, Redwood City, CA 94065.

21. How can I obtain a copy of the Company's Amended and Restated Bylaws?

Our Amended and Restated Bylaws as of the date of this Proxy Statement are included as an exhibit to a Current Report on Form 8-K we filed with the SEC on August 15, 2022, which you may access through the SEC's electronic data system called EDGAR at www.sec.gov. You may also request a copy of our Amended and Restated Bylaws by contacting our Corporate Secretary at the address above.

22. How can I listen to the live audio webcast of the Annual Meeting?

You can listen to the live audio webcast of the Annual Meeting by going to the Investor Relations section of our website at http://ir.ea.com. An archived copy of the webcast will also be available on our website for one year following the Annual Meeting. Please note that participation in the question and answer portion of the Annual Meeting will be limited to those stockholders attending.

23. Where do I find the voting results of the meeting?

We may announce preliminary voting results at the Annual Meeting. We will also publish the final results on Form 8-K, which we will file with the SEC within four business days after the Annual Meeting. Once filed, you can request a copy of the Form 8-K by contacting our Investor Relations department at (650) 628-0406. You can also get a copy on the Internet at http://ir.ea.com or through the SEC's electronic data system called EDGAR at www.sec.gov.

24. Who will pay for this proxy solicitation?

We will bear the costs of soliciting proxies from our stockholders. These costs include preparing, assembling, printing, mailing and distributing the notices, proxy statements, proxy cards and annual reports. In addition, some of our officers, directors, employees and other agents may also solicit proxies personally, by telephone and by electronic and regular mail, and we will pay these costs. EA will also reimburse brokerage houses and other custodians for their reasonable out-of-pocket expenses for forwarding proxy and solicitation materials to the beneficial owners of the Company's common stock.

25. How is the Company's fiscal year calculated?

The Company's fiscal year is reported on a 52- or 53-week period that ends on the Saturday nearest March 31. Our results of operations for fiscal year 2023 contained 52 weeks and ended on April 1, 2023. For simplicity of disclosure, fiscal year periods are referred to as ending on a calendar month end, even if the technical end of a fiscal year period was not the last day of a calendar month.

26. Who can I call with any questions about my shares?

If you hold shares in street name, you may contact your broker. If you are a stockholder of record, you may call our transfer agent, Computershare, at (800) 736-3001 or (781) 575-3100 for international callers or visit their website at www.computershare.com/investor.

Other Business

The Board of Directors does not know of any other matter that will be presented for consideration at the Annual Meeting except as specified in the notice of the Annual Meeting. If any other matter does properly come before the Annual Meeting, or at any adjournment or postponement of the Annual Meeting, it is intended that the proxies will be voted in respect thereof in accordance with the judgment of the persons voting the proxies.

Appendix A:
Supplemental Information for CD&A

The *"Compensation Discussion and Analysis"* above contains certain non-GAAP financial measures, which are used internally by our management and Board of Directors in our compensation programs. The table below reconciles these non-GAAP financial measures to the most directly comparable financial measures prepared in accordance with Generally Accepted Accounting Principles ("GAAP").

Calculation of Non-GAAP Financial Measures for FY23 Results

(In Millions, Except Earnings Per Share)	Fiscal Year Ended March 31, 2023
GAAP net revenue	$ 7,426
Change in deferred net revenue (online-enabled games)	(85)
Non-GAAP net revenue	$ 7,341
GAAP gross profit	$ 5,634
Acquisition-related expenses	120
Change in deferred net revenue (online-enabled games)	(85)
Stock-based compensation	7
Non-GAAP gross profit	$ 5,676
GAAP operating expenses	$ 4,302
Acquisition-related expenses	(158)
Stock-based compensation	(541)
Restructuring and related charges	(155)
Non-GAAP operating expenses	$ 3,448
GAAP net income	$ 802
Acquisition-related expenses	278
Change in deferred net revenue (online-enabled games)	(85)
Stock-based compensation	548
Income tax rate adjustments	102
Restructuring and related charges	155
Non-GAAP net income	$ 1,800
GAAP diluted earnings per share	$ 2.88
Non-GAAP diluted earnings per share	$ 6.47
GAAP diluted shares	278
Non-GAAP diluted shares	278

Calculation of Non-GAAP Financial Measures for Company Bonus Funding and PRSU Attainment

(In Millions, Except Earnings Per Share)	Fiscal Year Ended March 31, 2023
GAAP net revenue	$7,426
Change in deferred net revenue (online-enabled games)	(85)
Non-GAAP net revenue	$ 7,341
GAAP gross profit	$5,634
Acquisition-related expenses	120
Change in deferred net revenue (online-enabled games)	(85)
Stock-based compensation	7
Non-GAAP gross profit	$ 5,676
GAAP operating expenses	$4,302
Acquisition-related expenses	(158)
Stock-based compensation	(541)
Restructuring and related charges	(155)
Non-GAAP operating expenses	$3,448
Non-GAAP operating income	$ 2,228
GAAP net income	$ 802
Acquisition-related expenses	278
Change in deferred net revenue (online-enabled games)	(85)
Stock-based compensation	548
Restructuring and related charges	155
Income tax rate adjustments	102
Bonus expense, net of tax	180
Non-GAAP net income	$1,980
GAAP diluted earnings per share	$ 2.88
Non-GAAP diluted earnings per share	$ 7.12
GAAP diluted shares	278
Non-GAAP diluted shares	278

About Non-GAAP Financial Measures

Non-GAAP financial measures should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP. These non-GAAP financial measures do not reflect a comprehensive system of accounting, differ from GAAP measures with the same names and may differ from non-GAAP financial measures with the same or similar names that are used by other companies.

We compute non-GAAP financial measures using the same consistent method. We may consider whether other significant items that arise in the future should be excluded from our non-GAAP financial measures. The Company uses certain non-GAAP financial measures when establishing performance-based targets. These measures adjust for certain items that may not be indicative of the Company's core business, operating results or future outlook. We believe that these non-GAAP financial measures provide meaningful supplemental information about the Company's operating results primarily because they exclude amounts that we do not consider part of ongoing operating results when planning and forecasting for future periods and when assessing the performance of the organization. When making compensation decisions for our executives, we utilize non-GAAP financial measures to evaluate the Company's financial performance and the performance of our management team.

The Company's target and actual non-GAAP financial measures are calculated with reference to adjustments to GAAP financial measures. These adjustments exclude the following items, as applicable:

- Change in deferred net revenue (online-enabled games) and certain acquisition-related impacts
- Acquisition-related expenses
- Stock-based compensation
- Income tax rate adjustments
- Bonus expense
- Restructuring and related charges

We believe it is appropriate to exclude these items for the following reasons:

Change in Deferred Net Revenue (Online-enabled Games) and Certain Acquisition-Related Impacts

The majority of our games, and related extra-content and services have online connectivity whereby a consumer may be able to download updates on a when-and-if-available basis ("future update rights") for use with the offline core game content ("software license"). In addition, we may also offer a hosted connection for online playability ("online hosting"), that permits consumers to play against each other without a separate fee. Because the majority of our sales of our online-enabled games include future update rights and/or online hosting performance obligations, GAAP requires us to allocate a portion or all of the transaction price to these performance obligations which are recognized ratably over an estimated offering period. Our deferred net revenue balance is increased by the revenue being deferred for current sales and is reduced by the recognition of revenue from prior sales (this is referred to as the "change in the deferred revenue" balance). Our management excludes the impact of the net change in deferred net revenue related to online-enabled games in its non-GAAP financial measures for the reasons stated above and also to facilitate an understanding of our operations because all related costs of revenue are expensed as.

Acquisition-Related Expenses

GAAP requires expenses to be recognized for various types of events associated with a business acquisition. These events include expensing acquired intangible assets, post-closing adjustments associated with changes in the estimated amount of contingent consideration to be paid in an acquisition, and the impairment of accounting goodwill created as a result of an acquisition and/or acquired intangible assets when future events indicate there has been a decline in its value. Offsetting these expenses are certain cost exclusions related to impacts from current year acquisitions activity. When analyzing the operating performance of an acquired entity, our management focuses on the total return provided by the investment (i.e., operating profit generated from the acquired entity as compared to the purchase price paid including the final amounts paid for contingent consideration, if any) without taking into consideration any allocations made for accounting purposes. When analyzing the operating performance of an acquisition in subsequent periods, our management excludes the GAAP impact of any adjustments to the fair value of these acquisition-related balances to its financial results.

Stock-Based Compensation

When evaluating the performance of its individual business units, the Company does not consider stock-based compensation charges. Likewise, the Company's management teams exclude stock-based compensation expense from their short and long-term operating plans. In contrast, the Company's management teams are held accountable for cash-based compensation and such amounts are included in their operating plans. Further, when considering the impact of equity award grants, we place a greater emphasis on overall stockholder dilution rather than the accounting charges associated with such grants.

Income Tax Rate Adjustments

The Company uses a fixed, long-term projected tax rate internally to evaluate its operating performance, to forecast, plan and analyze future periods, and to assess the performance of its management team. Accordingly, the Company applies the same tax rate to its non-GAAP financial results and generally does not include one-time tax benefits. During fiscal year 2023, the Company applied a tax rate of 19% to determine the non-GAAP income tax expense.

Bonus Expense

The Company determines the funding for its bonus pool under the EA Bonus Plan based in part on financial performance, which includes a non-GAAP diluted earnings per share component. The Company excludes bonus expense under the EA Bonus Plan when establishing the non-GAAP diluted earnings per share target, and measuring performance against that target because its effect on non-GAAP earnings per share is not indicative of the Company's financial performance.

Restructuring and Related Charges

Restructuring and related charges are primarily incurred as the Company aligns its structure with growth opportunities. These costs may include employee-related costs such as severance, asset impairment charges, office space reduction and exit costs including additional depreciation and amortization when the expected useful life of certain assets have been shortened due to changes in anticipated usage, and other charges, including contract cancellations. The company excludes these costs as management believes they do not have a direct correlation to our ongoing or future business operations.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended March 31, 2023

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

OR

For the transition period from   to

Commission File No. 000-17948

ELECTRONIC ARTS INC.

(Exact name of registrant as specified in its charter)

Delaware	**94-2838567**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*
209 Redwood Shores Parkway	**94065**
Redwood City California	*(Zip Code)*
(Address of principal executive offices)	

Registrant's telephone number, including area code:
(650) 628-1500

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
Common Stock, $0.01 par value	EA	Nasdaq Global Select Market

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☑   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐   No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☑   No ☐

Indicate by check mark whether the registrant has submitted electronically, every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☑   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☑   Accelerated filer ☐   Non-accelerated filer ☐   Smaller reporting company ☐
Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

Indicate by check mark whether the Registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.   ☑

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐   No ☑

The aggregate market value of the registrant's common stock, $0.01 par value, held by non-affiliates of the registrant as of September 30, 2022, the last business day of our second fiscal quarter, was $32,154 million.

As of May 22, 2023, there were 272,712,152 shares of the registrant's common stock, $0.01 par value, outstanding.

Documents Incorporated by Reference

Portions of the registrant's definitive proxy statement for its 2023 Annual Meeting of Stockholders (the "2023 Proxy") are incorporated by reference into Part III hereof. The 2023 Proxy is expected to be filed not later than 120 days after the registrant's fiscal year end. Except with respect to information specifically incorporated by reference into this Form 10-K, the 2023 Proxy is not deemed to be filed as part hereof.

ELECTRONIC ARTS INC.
2023 FORM 10-K ANNUAL REPORT

Table of Contents

PART I

Item 1:   *Business*

Overview

Electronic Arts is a global leader in digital interactive entertainment. We develop, market, publish and deliver games, content and services that can be experienced on game consoles, PCs, mobile phones and tablets.

What We Offer

At our core is a portfolio of intellectual property from which we create innovative games and experiences that deliver high-quality entertainment and drive engagement across our network of hundreds of millions of unique active accounts. Our portfolio includes brands that we either wholly own (such as *Apex Legends*, Battlefield, and The Sims) or license from others (such as Madden NFL, Star Wars, and the 300+ licenses within our global football ecosystem). We are focusing on building games and experiences that grow the global online communities around our key franchises; reaching more players through connecting interactive storytelling to key intellectual property; and building re-occurring revenue from our annualized sports franchises, our console, PC and mobile catalog titles, and our live services. We develop and publish games and services across diverse genres, such as sports, racing, first-person shooter, action, role-playing and simulation. We believe that our portfolio, talent, live services offerings, use of multiple business models and distribution channels, and network of hundreds of millions of unique active accounts provide us with strategic advantages.

Revenue from our global football franchise, which is consistently one of the top franchises in the marketplace and includes the annualized console, PC and mobile games, as well as *FIFA Ultimate Team*, is material to our business and will continue to be so. Starting in fiscal year 2024, our global football franchise will transition to a new EA SPORTS FC brand. Our vision for the future of interactive football with EA SPORTS FC is to create the largest football club in the world, and we believe this is the right opportunity for us so that we can continue delivering innovation and growing to connect more fans on a global scale.

Live services net revenue, particularly extra content net revenue, has been material to our business, and we expect it to continue to be so. Through our live services offerings, we offer our players high-quality experiences designed to provide value to players and extend and enhance gameplay. These live services include extra content, subscription offerings and other revenue generated outside of the sale of our base games. Our digital live services and other net revenue represented 74 percent of our total net revenue during fiscal year 2023. Our most popular live services are the extra content purchased for the *Ultimate Team* mode associated with our sports franchises and extra content purchased for our *Apex Legends* franchise. *Ultimate Team* allows players to collect current and former professional players in order to build and compete as a personalized team. Live services net revenue generated from extra content purchased within *Ultimate Team*, a substantial portion of which was derived from *FIFA Ultimate Team*, and for our *Apex Legends* franchise, is material to our business.

We believe that we can add value to our network by making it easier for players to connect by offering choices of business model, distribution channel and device. Our games and services can be experienced on consoles, PCs, mobile phones, tablets, and reach our players through both digital distribution channels and retail channels. Players can access our games and services through traditional single-game purchase or through subscription offerings; and certain of our games and services are available through a "free-to-play" model whereby players download the game for free and engage with services provided on an ongoing basis. For example, we develop products and services within our global football franchise that allow players to engage through multiple business models, distribution channels and devices, including: (1) our annualized console and PC games and associated services, which can be purchased through both digital distribution and retail channels and also is available through subscription services; (2) a mobile free-to-play offering; and (3) a PC free-to-play game available in certain countries.

Digitally, our console games and live services can be purchased through third-party storefronts, such as the digital stores of our console partners. Our direct sales to Sony and Microsoft represented approximately 32 percent and 16 percent of total net revenue, respectively, in fiscal year 2023. Our mobile and tablet games and services are available through third-party application storefronts such as the Apple App Store and Google Play. Our PC games and services can be downloaded directly through the EA app, EA's digital storefront, as well as through third-party online download stores, such as Steam. We also partner with third parties to publish our mobile and PC games and services in certain Asian territories, such as our partnerships with Tencent Holdings Limited for *FIFA Online* in China and Nexon Co. Ltd. for *FIFA Online* in Korea. From time to time, third parties will publish games and services under a license to certain of our intellectual property assets.

We also offer our EA Play subscription service on consoles and PC. EA Play allows players access to a selection of our console and PC games and services for a monthly or annual fee. Our packaged goods games are sold directly to mass market retailers, specialty stores and through distribution arrangements. New distribution methods and business models are expected to continue to emerge in the future, and we intend to evaluate these opportunities on a case-by-case basis.

We believe that the future of entertainment is interactive and that the consumption of entertainment and sports is deeply social. We are investing towards a future of accelerated content generation and increased player engagement - with players across our network using games to stay connected to friends, and to express themselves. While we continue to anchor our business on delivering amazing content and services to more players, our goal is to build from our core and invest in new areas of opportunity.

Significant Relationships

Sony & Microsoft. Under the terms of publishing agreements we have entered into with Sony Interactive Entertainment LLC and its affiliates and with Microsoft Corporation and its affiliates, we are authorized to develop, market, publish, and distribute disc-based products and services, and we authorize Sony and Microsoft to distribute our digital products and services, compatible with PlayStation and Xbox consoles, respectively. Under these agreements with Sony and Microsoft, we have the non-exclusive right to use, for a fixed term and in a designated territory, technology that is owned or licensed by them to publish our games on their respective consoles. With respect to our digitally-delivered products and services, the console manufacturers pay us either a wholesale price or a royalty percentage on the revenue they derive from their sales of our products and services. Our transactions for packaged goods products are made pursuant to individual purchase orders, which are accepted on a case-by-case basis by Sony or Microsoft (or their designated replicators), as the case may be. For packaged goods products, we pay the console manufacturers a per-unit royalty for each unit manufactured. Many key commercial terms of our relationships with Sony and Microsoft — such as manufacturing terms, delivery times, policies and approval conditions — are determined unilaterally, and are subject to change by the console manufacturers.

The publishing agreements also require us to indemnify the console manufacturers for any loss, liability and expense resulting from any claim against the console manufacturer regarding our games and services, including any claims for patent, copyright or trademark infringement brought against the console manufacturer. Each agreement may be terminated by the console manufacturer if a breach or default by us is not cured after we receive written notice from the console manufacturer, or if we become insolvent. The console manufacturers are not obligated to enter into license agreements with us for any future consoles, products or services.

Apple, Google and Other App Stores. We have agreements to distribute our mobile applications and additional content through distributors such as Apple and Google. Our applications are downloaded for mobile devices from third party application storefronts. The distributor collects payment from consumers for content purchased within the application or charges consumers a one-time fee to download the application. Our distribution agreements establish the amounts that are retained by the distributor and the amounts passed through to us. These arrangements are typically terminable on short notice. The agreements generally do not obligate the distributors to market or distribute any of our applications. Application storefront policies are determined unilaterally by the distributors and are subject to change.

Publishing Partners in Asia. We have entered into agreements whereby we partner with certain companies, including Tencent Holdings Limited, Nexon Co., Ltd and Garena Online Private Limited. or their respective affiliates, pursuant to which these companies publish our mobile and PC free-to-play games in certain countries, including China, Korea and certain countries in Southeast Asia. Our players access games from the publishers' online storefronts and are charged for additional content purchased within our game environment. The agreements generally establish the amounts that are retained by the publisher, and the amounts passed through to us.

Competition

The market for interactive entertainment is intensely competitive and changes rapidly as new products, business models and distribution channels are introduced. We also face competition for the right to use certain intellectual property included in our products. In order to remain successful, we are required to anticipate, sometimes years in advance, the ways in which our products and services will compete in the market. We face significant competition from companies that focus on developing games and services available on consoles, PCs and/or mobile devices. In addition, the convergence of the gaming, technology/ internet, social networking and entertainment industries in recent years has brought us into more direct competition with larger, well-funded technology companies. These companies have strengthened their interactive entertainment capabilities, and we expect them to continue to do so. Their greater financial and other resources may provide larger budgets to develop and market tools, technologies, products and services that gain consumer success and shift player time and engagement away from our products and services. We also continue to expect new entrants to emerge.

More broadly, we compete against providers of different sources of entertainment, such as movies, television, online casual entertainment and music that our players could enjoy in their free time. Important competitive factors in our industry include the ability to attract creative and technical talent, game quality and ease of use, innovation, compatibility of products with certain consoles and other distribution channels, brand recognition, reputation, reliability, security, creativity, price, marketing, and quality of customer service.

In the past several years, our industry has undergone a period of increased consolidation which increases competitive pressure on us as interactive entertainment companies grow through acquisition or as larger, well-funded technology companies strengthen their interactive entertainment capabilities.

Risks related to competitive factors affecting our business are described in Part I, Item 1A, Risk Factors.

Research and Development

Because the industries in which we compete are characterized by rapid technological advances, our ability to compete successfully is linked to our ability to deliver a flow of competitive products, services and technologies to the marketplace. We have teams focused on developing new technologies, such as self-learning artificial intelligence for our games, to enhance existing products and services and to expand the range of our offerings.

Intellectual Property and Technology

To establish and protect our intellectual property, we rely on a combination of copyrights, trademarks, patents, patent applications, trade secrets, know-how, license agreements, confidentiality provisions and procedures and other contractual provisions. We actively engage in enforcement and other activities to protect our intellectual property, but the laws of some countries in which we operate, particularly in Asia, either do not protect our intellectual property to the same extent as the laws of the United States or are poorly enforced. As our digital business has grown, our games and services increasingly depend on the reliability, availability and security of our technological infrastructure. Our industry is prone to, and our systems and networks are subject to actions by malfeasant actors, such as cyber-attacks and other information security incidents, including ransomware attacks. While we devote financial and operational resources to implement systems, processes and technologies to guard against cyber events and to help protect our intellectual property, employee and consumer data and information technology systems against intrusions or other security breaches, we have experienced such events in the past and expect future events to occur. In addition, we engage in activities designed to limit the impact of abuse of our digital products and services, including monitoring our games for evidence of exploitation and re-balancing our game environments in the event that such abuse is discovered.

Governmental Regulation

We are a global company subject to various and complex laws and regulations domestically and internationally, including laws and regulations related to gaming, user privacy, data collection and retention, consumer protection, protection of minors, online safety, content, advertising, localization, information security, intellectual property, competition, sanctions, addressing climate change, taxation, and employment, among others. Many of these laws and regulations are continuously evolving and developing, and the application to, and impact on, us is uncertain. Certain of our business models are subject to new laws or regulations or evolving interpretations and application of existing laws and regulations. The growth and development of electronic commerce, virtual items and virtual currency has prompted calls for new laws and regulations and resulted in the application of existing laws or regulations that have limited or restricted the sale of our products and services in certain territories.

Seasonality

We have historically experienced the highest percentage of our net bookings in our third fiscal quarter due to seasonal holiday demand and the launch timing of our games. While we expect this trend to continue in fiscal year 2024, there is no assurance that it will.

Human Capital

Our ability to attract and retain qualified employees is a critical factor in the successful development of our products and services. As of March 31, 2023, we employed approximately 13,400 people globally, with 65 percent located internationally. Our Board and its committees oversee our human capital management programs, practices and strategies and additional information on how they oversee these matters can be found in our annual Proxy Statement. We're committed to (1) integrating diversity, equity and inclusion in our people practices to drive results, (2) a safe, healthy and supportive culture that prioritizes engagement, listening and action, and (3) inclusive talent practices to support the development of our people and the growth of our business.

Our most recently published Company-wide gender and racial/ethnic representation, as well as our EEO-1 report (U.S. government reporting), are available on our website. Our commitments to diversity, equity and inclusion extend to compensating our employees fairly based on the work that they perform. We consider our pay equity philosophy at each stage at which compensation decisions are made, including when hiring and promoting employees and through our annual review cycle. In addition, we annually partner with an independent outside firm to review employees' pay and promote fairness in our compensation philosophy and practices.

We are committed to the development and growth of the next generation of diverse talent through community outreach and STEAM (Science, Technology, Engineering, Arts and Mathematics) education. Substantially all of our hiring includes diverse candidates in the initial pool, and we go further by setting aspirational targets for the inclusion of candidates from underrepresented communities at later stages of the recruiting process that we believe can lead to better outcomes. We consistently hire underrepresented talent above our current representation rates.

We aim to create a work environment and culture in which our people can do their best work. We aim to build a reciprocal relationship in which we engage, listen, respond, and work together to create a culture that supports our people and delivers on our business goals. All regular, full-time employees are asked to complete an Engagement Survey twice per year. 77 percent of employees participated in our most recent Engagement Survey, conducted in December 2022. We also conduct regular manager surveys. Results of all employee surveys are evaluated and inform opportunities for further improvement in our people practices.

We invest in developing and retaining employees through access to professional growth resources, skills learning, and other job-specific and general training. We also build technical onboarding and job-specific programs to help our employees onboard to technical roles and grow in their specific domains. We maintain resources, programs and services to support employees' physical, mental, familial and financial health. We offer a wide range of benefits, such as comprehensive health insurance and time-off and leave programs, including specialized programs around key life events.

We also design ways to collaborate across work models, whether working virtually, on-site, or using a hybrid approach. We empower leadership to determine the most appropriate workplace strategy for their teams, intended to facilitate productivity and engagement and deliver on business priorities.

Investor Information

Our website address is www.ea.com. Our annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, and any amendments to those reports filed pursuant to Section 13(a) or 15(d) of the Securities Exchange Act, as amended, are available free of charge on the Investor Relations section of our website at http://ir.ea.com as soon as reasonably practicable after they are electronically filed with or furnished to the Securities and Exchange Commission ("SEC"). The SEC maintains a website at *www.sec.gov* that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. We announce material financial information and business updates through our SEC filings, press releases, public conference calls and webcasts, the Investor Relations section of our website at http://ir.ea.com, our blog at https://www.ea.com/news and through our Twitter account @EA. Except as expressly set forth in this Form 10-K annual report, the contents of our website, 2022 Impact Report and/or social media accounts are not incorporated into, or otherwise to be regarded as part of this Form 10-K.

Company Information

We were incorporated originally in California in 1982. In September 1991, we were reincorporated under the laws of Delaware. Our principal executive offices are located at 209 Redwood Shores Parkway, Redwood City, California 94065 and our telephone number is (650) 628-1500.

Information About Our Executive Officers

The following table sets forth information regarding our executive officers as of May 24, 2023:

Name	Age	Position
Andrew Wilson	48	Chief Executive Officer, Chair of the Board
Christopher Suh	52	Chief Financial Officer
Laura Miele	53	Chief Operating Officer
Mala Singh	52	Chief People Officer
Jacob Schatz	54	Chief Legal Officer & Corporate Secretary
Eric Kelly	51	Senior Vice President, Chief Accounting Officer

Mr. Wilson has served as EA's Chief Executive Officer and as a director of EA since September 2013 and was appointed Chair of the Board of Directors in August 2021. Prior to his appointment as our Chief Executive Officer, Mr. Wilson held several positions within the Company since joining EA in May 2000, including Executive Vice President, EA SPORTS from August 2011 to September 2013. Mr. Wilson also serves as chairman of the board of the privately-held World Surf League and is a member of the Board of Trustees of the Paley Center for Media. Mr. Wilson has served on the board of directors of Intel Corporation within the last five years.

Mr. Suh has served as EA's Chief Financial Officer since March 2022. Prior to joining EA, Mr. Suh had a 25-year career at Microsoft Corporation, a technology company, serving most recently as Corporate Vice President and Chief Financial Officer of its Cloud & AI division from January 2018 to February 2022 and as General Manager, Investor Relations from January 2013 to January 2018. Mr. Suh received both his MBA and undergraduate degrees from the University of Washington. Mr. Suh also serves on the Board of Directors of Cardlytics, Inc.

Ms. Miele has served as EA's Chief Operating Officer since October 2021. Ms. Miele joined the Company in March 1996 and has held several positions at the Company, including Chief Studios Officer from April 2018 to October 2021, Executive Vice President, Global Publishing from April 2016 to April 2018, and several senior roles in the Company's marketing organization.

Ms. Singh has served as EA's Chief People Officer since October 2016. Ms. Singh was previously employed by EA from 2009 to 2013, serving as Vice President, Human Resources, EA Labels from 2011 to 2013. Prior to rejoining EA, Ms. Singh served as the Chief People Officer of Minted, LLC from January 2014 to October 2016. Ms. Singh earned both her undergraduate and graduate degrees from Rutgers University - New Brunswick. Ms. Singh also serves on the Board of Directors of Sovos Brands.

Mr. Schatz, EA's Chief Legal Officer, has led EA's legal function and served as Corporate Secretary since June 2014. Mr. Schatz joined EA in 1999, holding several roles within EA's legal department until his appointment as General Counsel in 2014. Mr. Schatz earned his J.D. from Georgetown University Law Center, and received his undergraduate degree from Pomona College. Mr. Schatz is a member of the Bar of the State of California and is admitted to practice in the United States Supreme Court, the Ninth Circuit Court of Appeals and several United States District Courts.

Mr. Kelly has served as EA's Chief Accounting Officer since August 2021. Since joining EA in 2003, Mr. Kelly has held several positions within EA's finance organization, including Vice President and Worldwide Controller from January 2014 to August 2021 and finance leadership roles such as CFO of Asia and European Financial Controller. Mr. Kelly holds a B.S. in Accounting from Villanova University and is a licensed Certified Public Accountant.

Item 1A: Risk Factors

Our business is subject to many risks and uncertainties, which may affect our future financial performance. In the past, we have experienced certain of the events and circumstances described below, which adversely impacted our business and financial performance. If any of the events or circumstances described below occur, our business or financial performance could be harmed, our actual results could differ materially from our expectations and the market value of our stock could decline. The risks and uncertainties discussed below are not the only ones we face. There may be additional risks and uncertainties not currently known to us or that we currently do not believe could be material that may harm our business or financial performance.

STRATEGIC RISKS

Our business is intensely competitive. We may not deliver successful and engaging products and services, or consumers may prefer our competitors' products or services over our own.

Competition in our business is intense. Many new products and services are regularly introduced, but only a relatively small number of products and associated services drive significant engagement and account for a significant portion of total revenue. Our competitors range from established interactive entertainment companies to emerging start-ups. In addition, the gaming, technology/internet, and entertainment industries have converged in recent years and larger, well-funded technology companies have strengthened their interactive entertainment capabilities resulting in more direct competition with us. We expect them to continue to pursue and strengthen these businesses. Their greater financial and other resources may provide larger budgets to recruit our key creative and technical talent, develop and market products and services that gain consumer success and shift player time and engagement away from our products and services, or otherwise disrupt our operations. We also expect new competitors to continue to emerge throughout the world. If our competitors develop more successful and engaging products or services, offer competitive products or services at lower price points, or if we do not continue to develop consistently high-quality, well-received and engaging products and services, or if our marketing strategies are not innovative or fail to resonate with players, particularly during key selling periods, our revenue, margins, and profitability will decline.

We strive to create innovative and high-quality products and services that allow us to grow the global online communities around our key franchises and reach more players. However, innovative and high-quality titles, even if highly-reviewed, may not meet our expectations or the expectations of our players. Many financially successful products and services within our industry are iterations of prior titles with large established consumer bases and significant brand recognition, which makes competing in certain categories challenging. In addition, products or services of our direct competitors or other entertainment companies may take a larger portion of consumer spending or time than we anticipate, which could cause our products and services to underperform relative to our expectations. A significant portion of our revenue historically has been derived from products and services based on a few popular franchises, and the underperformance of a single major title has had, and could in the future have, a material adverse impact on our financial results. For example, we have historically derived a significant portion of our net revenue from sales related to our global football franchise, annualized versions of which are consistently one of the best-selling games in the marketplace. Any events or circumstances that negatively impact our global football franchise, including *Ultimate Team,* such as product or service quality, our transition to a new EA SPORTS FC brand, other products that take a portion of consumer spending and time, the delay or cancellation of a product or service launch, increased competition for key licenses, or real or perceived security risks, could negatively impact our financial results to a disproportionate extent.

We may not meet our product and live service development schedules.

Our ability to meet product and live service development schedules is affected by a number of factors both within and outside our control, including feedback from our players, the creative processes involved, the coordination of large and sometimes geographically dispersed development teams, evolving work models, the complexity of our products and the platforms for which they are developed, the need to fine-tune our products prior to their release, and, in certain cases, approvals from third parties. We have experienced development delays for our products and services in the past which caused us to delay or cancel release dates. Any failure to meet anticipated production or release schedules likely would result in a delay of revenue and/or possibly a significant shortfall in our revenue, increase our development and/or marketing expenses, harm our profitability, and cause our operating results to be materially different than anticipated. If we miss key selling periods for products or services, including product delays or product cancellations our sales likely will suffer significantly.

Our industry changes rapidly and we may fail to anticipate or successfully implement new or evolving technologies, or adopt successful business strategies, distribution methods or services.

Rapid changes in our industry require us to anticipate, sometimes years in advance, the ways in which our business can remain competitive in the market. We have invested, and in the future may invest, in new business and marketing strategies, tools and technologies, distribution methods, products, and services. There can be no assurance that these strategic investments will achieve expected returns. No assurance can be given that the tools and technology we choose to implement, the business and marketing strategies we choose to adopt and the products, services and platform strategies that we pursue will achieve financial results that meet or exceed our expectations. We also may miss opportunities or fail to respond quickly enough to industry change, including the adoption of tools and technology or distribution methods or develop products, services or new ways to engage with our games that become popular with consumers, which could adversely affect our financial results.

Stakeholders have high expectations for the quality and integrity of our business, culture, products and services and we may be unsuccessful in meeting these expectations.

Expectations regarding the quality, performance and integrity of our business, brand, reputation, culture, products and services are high. Players and other stakeholders have sometimes been critical of our industry, brands, products, services, online communities, business models and/or practices for a wide variety of reasons, including perceptions about gameplay fun, fairness, game content, features or services, or objections to certain of our practices. These negative responses may not be foreseeable. We also may not effectively manage our responses because of reasons within or outside of our control. In addition, we have taken actions, including delaying the release of our games and delaying or discontinuing content, features and services for our games, after taking into consideration, among other things, feedback from our community or geopolitical events even if those decisions negatively impacted our operating results in the short term. These actions have had a negative impact on our financial results and may impact our future development processes. We expect to continue to take actions as appropriate, including actions that may result in additional expenditures and the loss of revenue.

Certain of our games and features on our platforms support online features that allow players and viewers to communicate with one another and post content, in real time, that is visible to other players and viewers. From time to time, this "user generated content" may contain objectionable and offensive content that is distributed and disseminated by third parties and our brands may be negatively affected by such actions. If we fail to appropriately respond to the dissemination of such content, we may be subject to lawsuits and governmental regulation, our players may not engage with our products and services and/or may lose confidence in our brands and our financial results may be adversely affected.

Additionally, our products and services are extremely complex software programs and are difficult to develop and distribute. We have quality controls in place to detect defects, bugs or other errors in our products and services before they are released. Nonetheless, these quality controls are subject to human error, overriding, and resource or technical constraints. In addition, the effectiveness of our quality controls and preventative measures may be negatively affected by the distribution of our workforce resulting from evolving work models. As such, these quality controls and preventative measures may not be effective in detecting all defects, bugs or errors in our products and services before they have been released into the marketplace. In such an event, the technological reliability and stability of our products and services could be below our standards and the standards of our players and our reputation, brand and sales could be adversely affected. In addition, we could be required to, or may find it necessary to, offer a refund for the product or service, suspend the availability or sale of the product or service or expend significant resources to cure the defect, bug or error each of which could significantly harm our business and operating results.

External game developers may not meet product development schedules or otherwise honor their obligations.

We contract with external game developers to develop our games or to publish or distribute their games. While we maintain contractual protections, we have less control over the product development schedules of games developed by external developers. We depend on their ability to meet product development schedules which could be negatively affected by, among other things, distributed workforce models. If we have disputes with external developers or they cannot meet product development schedules, acquire certain approvals or are otherwise unable or unwilling to honor their obligations to us, we may delay or cancel previously announced games, alter our launch schedule or experience increased costs and expenses, which could result in a delay or significant shortfall in anticipated revenue, harm our profitability and reputation, and cause our financial results to be materially affected.

Our business depends on the success and availability of consoles, platforms and devices developed by third parties and our ability to develop commercially successful products and services for those consoles, platforms and devices.

The success of our business is driven in part by the commercial success and adequate supply of third-party consoles, platforms and devices for which we develop our products and services or through which our products and services are distributed. Our success depends in part on accurately predicting which consoles, platforms and devices will be successful in the marketplace and providing engaging and commercially successful games and services for those consoles, platforms and devices. We must make product development decisions and commit significant resources well in advance of the commercial availability of new consoles, platforms and devices, and we may incur significant expense to adjust our product portfolio and development efforts in response to changing consumer preferences. We may enter into certain exclusive licensing arrangements that affect our ability to deliver or market products or services on certain consoles, platforms or devices. A console, platform or device for which we are developing products and services may not succeed as expected and we may be unable to fully recover the investments we have made in developing our products and services; or new consoles, platforms or devices may take market share away from those for which we have devoted significant resources, causing us to not be able to reach our intended audience and take advantage of meaningful revenue opportunities.

We may experience declines or fluctuations in the re-occurring portion of our business.

Our business model includes revenue that we deem re-occurring in nature, such as revenue from our live services, annualized sports franchises (e.g., Madden NFL, global football), and our console, PC and mobile catalog titles (i.e., titles that did not launch in the current fiscal year). While we have been able to forecast the revenue from these areas of our business with greater relative confidence than for new games, services and business models, we cannot provide assurances that consumer demand will remain consistent, including in connection with circumstances outside of our control. Furthermore, we may cease to offer games and services that we previously had deemed to be re-occurring in nature. Any decline or fluctuation in the re-occurring portion of our business may have a negative impact on our financial and operating results.

We could fail to successfully adopt new business models.

From time to time we seek to establish and implement new business models. Forecasting the success of any new business model is inherently uncertain and depends on a number of factors both within and outside of our control. Our actual revenue and profit for these businesses may be significantly greater or less than our forecasts. In addition, these new business models could fail, resulting in the loss of our investment in the development and infrastructure needed to support these new business models, as well as the opportunity cost of diverting management and financial resources away from more successful and established businesses. While we anticipate growth in this area of our business, consumer demand is difficult to predict. Any failure to successfully implement new business models could materially impact our financial and operating results.

Acquisitions, investments, divestitures and other strategic transactions could result in operating difficulties and other negative consequences.

We have made and may continue to make acquisitions or enter into other strategic transactions including (1) acquisitions of companies, businesses, intellectual properties, and other assets, (2) investments in, or transactions with, strategic partners, and (3) investments in new businesses as part of our long-term business strategy. These acquisitions and other transactions involve significant challenges and risks including that the transaction does not advance our business strategy or strategic goals, that we do not realize a satisfactory return on our investment or cannot realize anticipated tax benefits, that we acquire liabilities and/or litigation from acquired companies or liabilities and/or litigation results from the transactions, that our due diligence process does not identify significant issues, liabilities or other challenges, diversion of management's attention from our other businesses, and the incurrence of debt, contingent liabilities or amortization expenses, write-offs of goodwill, intangibles, or acquired in-process technology, or other increased cash and non-cash expenses. In addition, we may not integrate these businesses successfully or achieve expected synergies.

We may fund strategic transactions with (1) cash, which would reduce cash available for other corporate purposes, (2) debt, which would increase our interest expense and leverage and/or (3) equity which would dilute current shareholders' percentage ownership and also dilute our earnings per share. We also may divest or sell assets or a business and we may have difficulty selling such assets or business on acceptable terms in a timely manner. This could result in a delay in the achievement of our strategic objectives, cause us to incur additional expense, or the sale of such assets or business at a price or on terms that are less favorable than we anticipated.

We may be unable to maintain or acquire licenses to include intellectual property owned by others in our games, or to maintain or acquire the rights to publish or distribute games developed by others.

Many of our products and services are based on or incorporate intellectual property owned by others. For example, our EA Sports products include rights licensed from major sports leagues, teams and players' associations and our Star Wars products include rights licensed from Disney. Competition for these licenses and rights is intense. If we are unable to maintain these licenses and rights or obtain additional licenses or rights with significant commercial value, our ability to develop successful and engaging products and services may be adversely affected and our revenue, profitability and cash flows may decline significantly. Other competitors may assume certain licenses and create competing products, impacting our sales. Competition for these licenses has increased, and may continue to increase, the amounts that we must pay to licensors and developers, through higher minimum guarantees or royalty rates, which could significantly increase our costs and reduce our profitability.

Our business partners may not honor their obligations to us or their actions may put us at risk.

We rely on various business partners, including platform partners, third-party service providers, vendors, licensing partners, development partners and licensees. Their actions may put our business and our reputation and brand at risk. In many cases, our business partners may be given access to sensitive and proprietary information in order to provide services and support, and they may misappropriate our information and engage in unauthorized use of it. In addition, the failure of these third parties to provide adequate services and technologies, or the failure of the third parties to adequately maintain or update their services and technologies, could result in a disruption to our business operations. Further, disruptions in the financial markets, economic downturns, poor business decisions, or reputational harm may adversely affect our business partners and they may not be able to continue honoring their obligations to us or we may cease our arrangements with them. Alternative arrangements and services may not be available to us on commercially reasonable terms or we may experience business interruptions upon a transition to an alternative partner or vendor.

OPERATIONAL RISKS

Events such as the COVID-19 pandemic and the various responses to it have previously affected and may in the future affect how we are operating our business.

We are subject to unforeseen events such as the COVID-19 pandemic, which has significantly impacted, and may in the future impact, our business and results of operations. The COVID-19 pandemic and the various responses to it have affected how we and our partners are operating our businesses. As we have re-opened our offices, employees are offered more flexibility in the amount of time they work in an office. Further, the increased availability of hybrid or remote working arrangements has expanded the pool of companies that can compete for our employees and employment candidates. The long-term effects of the COVID-19 pandemic on the future of work may present operational challenges and impact our ability to attract and retain talent, and our teams' ability to collaborate creatively, each of which may adversely affect our business.

Certain of our development teams have worked for an extended period in a distributed environment, whereas these teams historically collaborated in-person on the creative and technical process required to develop high-quality products and services at scale. This has disrupted, and may continue to disrupt, the productivity of our workforce and the creative process to which our teams are accustomed. Companies in our industry have experienced issues related to game and service quality associated with the period during which employees primarily worked-from-home, and we have changed the launch date of key products in part because of challenges associated with a distributed development environment. The longer-term impact to our creative and technical development processes associated with more distributed work models is unknown and the associated risks, including with respect to game quality and developmental delays, which may cause us to delay or cancel additional release dates, may be heightened. If we are not able to respond to and manage the impact of these and other currently unknown impacts related to events such as the COVID-19 pandemic, our business will be harmed.

Catastrophic events may disrupt our business.

Natural disasters, cyber-incidents, weather events, wildfires, power disruptions, telecommunications failures, pandemics, health crises and other public health events, failed upgrades of existing systems or migrations to new systems, acts of terrorism or other events could cause outages, disruptions and/or degradations of our infrastructure (including our or our partners' information technology and network systems), a failure in our ability to conduct normal business operations, or the closure of public spaces in which players engage with our games and services all of which could materially impact our reputation and brand, financial condition and operating result. The health and safety of our employees, players, third-party organizations with whom we partner, or regulatory agencies on which we rely could be also affected, any of which may prevent us from executing against our business strategies and/or cause a decrease in consumer demand for our products and services. We recognize the inherent physical risks associated with climate change. Our business relies on the reliable transmission of energy worldwide and is susceptible to weather-related events that could stress the power grid. Natural disasters and weather events, such as wildfires and hurricanes, are increasing in size and scope and certain of our office locations are located in areas that are vulnerable to these effects. System redundancy may be ineffective, and our disaster recovery and business continuity planning may not be sufficient for all eventualities. In addition, our corporate headquarters and several of our key studios also are located in seismically active regions. These catastrophic events could disrupt our business and operations, and/or the businesses and operations of our partners and may cause us to incur additional costs to maintain or resume operations.

We have and may continue to experience security breaches and cyber threats.

The integrity of our and our partners' information technology networks and systems is critical to our ongoing operations, products, and services. Our industry is prone to, and our systems and networks are subject to actions by malfeasant actors, which may include individuals or groups, including state-sponsored attackers. These actions include cyber-attacks, including ransomware, and other information security incidents that seek to exploit, disable, damage, and/or disrupt our networks, business operations, products and services and supporting technological infrastructure, or gain access to consumer and employee personal information, our intellectual property and other assets. In addition, our systems and networks could be harmed or improperly accessed due to error by employees or third parties that are authorized to access these networks and systems. We also rely on technological infrastructure provided by third-party business partners to support the online functionality of our products and services, who are also subject to these same cyber risks. Both our partners and we have expended, and expect to continue to expend, financial and operational resources to guard against cyber risks and to help protect our data and systems. However, the techniques used by malfeasant actors change frequently, continue to evolve in sophistication and volume, and often are not detected for long periods of time.

Remote access to our networks and systems, and the networks and systems of our partners, has increased substantially. While we and our partners have taken steps to secure our networks and systems, these networks and systems may be more vulnerable to a successful cyber-attack or information security incident in a hybrid working model. The costs to respond to, mitigate, and/or notify affected parties of cyber-attacks and other security vulnerabilities are significant. It may also be necessary for us to take additional extraordinary measures and make additional expenditures to take appropriate responsive and preventative steps. Consequences of such events, responsive measures and preventative measures have included, and could in the future include, the loss of proprietary and personal data and interruptions or delays in our business operations, exploitation of our data, as well as loss of player confidence and damage to our brand and reputation, financial expenses and financial loss. In addition, such events could cause us to be non-compliant with applicable regulations, and subject us to legal claims or penalties under laws protecting the privacy or security of personal information or proprietary material information. We have experienced such events in the past and expect future events to occur.

In addition, the virtual economies that we have established in many of our games are subject to abuse, exploitation and other forms of fraudulent activity that can negatively impact our business. Virtual economies involve the use of virtual currency and/or virtual assets that can be used or redeemed by a player within a particular game or service. The abuse or exploitation of our virtual economies have included the illegitimate or unauthorized generation and sale of virtual items, including in black markets. Our online services have been impacted by in-game exploits and the use of automated or other fraudulent processes designed to generate virtual items or currency illegitimately or to execute account takeover attacks against our players. We anticipate such activity to continue. These abuses and exploits, and the steps that we take to address these abuses and exploits may result in a loss of anticipated revenue, increased costs to protect against or remediate these issues, interfere with players' enjoyment of a balanced game environment or cause harm to our reputation and brand.

We may experience outages, disruptions or degradations in our services, products and/or technological infrastructure.

The reliable performance of our products and services depends on the continuing operation and availability of our information technology systems and those of our external service providers, including third-party "cloud" computing services. Our games and services are complex software products and maintaining the sophisticated internal and external technological infrastructure required to reliably deliver these games and services is expensive and complicated. The reliable delivery and stability of our products and services has been, and could in the future be, adversely impacted by outages, disruptions, failures or degradations in our network and related infrastructure, as well as in the online platforms or services of key business partners that offer, support or host our products and services. The reliability and stability of our products and services has been affected by events outside of our control as well as by events within our control, such as the migration of data among data centers and to third-party hosted environments, the performance of upgrades and maintenance on our systems, and online demand for our products and services that exceeds the capabilities of our technological infrastructure.

If we or our external business partners were to experience an event that caused a significant system outage, disruption or degradation or if a transition among data centers or service providers or an upgrade or maintenance session encountered unexpected interruptions, unforeseen complexity or unplanned disruptions, our products and services may not be available to consumers or may not be delivered reliably and stably. As a result, our reputation and brand may be harmed, consumer engagement with our products and services may be reduced, and our revenue and profitability could be negatively impacted. We do not have redundancy for all our systems, many of our critical applications reside in only one of our data centers, and our disaster recovery planning may not account for all eventualities.

As our digital business grows, we will require an increasing amount of internal and external technical infrastructure, including network capacity and computing power to continue to satisfy the needs of our players. We are investing, and expect to continue to invest, in our own technology, hardware and software and the technology, hardware and software of external service providers to support our business. It is possible that we may fail to scale effectively and grow this technical infrastructure to accommodate increased demands, which may adversely affect the reliable and stable performance of our games and services, therefore negatively impacting engagement, reputation, brand and revenue growth.

Attracting, managing and retaining our talent is critical to our success.

Our business depends on our ability to attract, train, motivate and retain executive, technical, creative, marketing and other personnel that are essential to the development, marketing and support of our products and services. The market for highly-skilled workers and leaders in our industry is extremely competitive, particularly in the geographic locations in which many of our key personnel are located and has recently intensified further due to industry trends. In addition, our leading position within the interactive entertainment industry makes us a prime target for recruiting our executives, as well as key creative and technical talent. If we cannot successfully recruit, train, motivate, attract and retain qualified employees, develop and maintain a healthy culture, or replace key employees following their departure, our reputation, brand and culture may be negatively impacted and our business will be impaired. Our global workforce is primarily non-unionized, but we have unions and works councils outside of the United States. In the U.S., there has been an increase in prominence in certain sectors of workers exercising their right to form or join a union. If significant employee populations were to unionize, we could experience operational changes that may materially impact our business.

We rely on the consoles, systems and devices of partners who have significant influence over the products and services that we offer in the marketplace.

A significant percentage of our digital net revenue is attributable to sales of products and services through our significant partners, including Sony, Microsoft, Apple and Google. The concentration of a material portion of our digital sales in these partners exposes us to risks associated with these businesses. Any deterioration in the businesses of our significant partners could disrupt and harm our business, including by limiting the methods through which our digital products and services are offered and exposing us to collection risks.

In addition, our license agreements typically provide these partners with significant control over the approval and distribution of the products and services that we develop for their consoles, systems and devices. For products and services delivered via digital channels, each respective partner has policies and guidelines that control the promotion and distribution of these titles and the features and functionalities that we are permitted to offer through the channel. Our partners could choose to exclude our products and services from, or de-emphasize the promotion of our products and services within, some or all of their distribution channels in order to promote their own products and services or those of our competitors. In addition, we are dependent on these partners to invest in, and upgrade, the capabilities of their systems in a manner that corresponds to the preferences of consumers. Failure by these partners to keep pace with consumer preferences could have an adverse impact on the engagement with our products and services and our ability to merchandise and commercialize our products and services which could harm our business and/or financial results.

Moreover, certain significant partners can determine and change unilaterally certain key terms and conditions, including the ability to change their user and developer policies and guidelines. In many cases these partners also set the rates that we must pay to provide our games and services through their online channels, and retain flexibility to change their fee structures or adopt different fee structures for their online channels, which could adversely impact our costs, profitability and margins. These partners also control the information technology systems through which online sales of our products and service channels are captured. If our partners establish terms that restrict our offerings, significantly impact the financial terms on which these products or services are offered to our customers, or their information technology systems experience outages that impact our players' ability to access our games or purchase extra content or cause an unanticipated delay in reporting, our business and/or financial results could be materially affected.

A significant portion of our packaged goods sales are made to a relatively small number of retail and distribution partners, and these sales may be disrupted.

We derive a significant percentage of our net revenue attributable to sales of our packaged goods products to our top retail and distribution partners. The concentration of a significant percentage of these sales through a few large partners could lead to a short-term disruption to our business if certain of these partners significantly reduced their purchases or ceased to offer our products. The financial position of certain partners has deteriorated and while we maintain protections such as monitoring the credit extended to these partners, we could be vulnerable to collection risk if one or more of these partners experienced continued deterioration of their business or declared bankruptcy. Additionally, receivables from these partners generally increase in our December fiscal quarter as sales of our products generally increase in anticipation of the holiday season which exposes us to heightened risk at that time of year. Having a significant portion of our packaged goods sales concentrated in a few partners could reduce our negotiating leverage with them. If one or more of these partners experience deterioration in their business or become unable to obtain sufficient financing to maintain their operations, our business could be harmed.

LEGAL AND COMPLIANCE RISKS

Our business is subject to complex and prescriptive regulations regarding consumer protection and data privacy practices, and could be adversely affected if our consumer protection, data privacy and security practices are not adequate, or perceived as being inadequate.

We are subject to global data privacy, data protection, security and consumer-protection laws and regulations worldwide. These laws and regulations are emerging and evolving and the interpretation, application and enforcement of these laws and regulations often are uncertain, contradictory and changing. The failure to maintain data practices that are compliant with applicable laws and regulations, or evolving interpretations of applicable laws and regulations, could result in inquiries from enforcement agencies or direct consumer complaints, resulting in civil or criminal penalties, and could adversely impact our reputation and brand. In addition, the operational costs of compliance with these regulations is high and will likely continue to increase. Even if we remain in compliance with applicable laws and regulations, consumer sensitivity to the collection and processing of their personal information continues to increase. Any real or perceived failures in maintaining acceptable data privacy practices, including allowing improper or unauthorized access, acquisition or misuse and/or uninformed disclosure of consumer, employee and other information, or a perception that we do not adequately secure this information or provide consumers with adequate notice about the information that they authorize us to collect and disclose could result in brand, reputational, or other harms to the business, result in costly remedial measures, deter current and potential customers from using our products and services and cause our financial results to be materially affected.

Third party vendors and business partners receive access to certain information that we collect. These vendors and business partners may not prevent data security breaches with respect to the information we provide them or fully enforce our policies, contractual obligations and disclosures regarding the collection, use, storage, transfer and retention of personal data. A data security breach of one of our vendors or business partners could cause reputational and financial harm to them and us, negatively impact our ability to offer our products and services, and could result in legal liability, costly remedial measures, governmental and regulatory investigations, harm our profitability, reputation and brand, and/or cause our financial results to be materially affected.

Government regulations applicable to us may negatively impact our business.

We are a global company subject to various and complex laws and regulations domestically and internationally, including laws and regulations related to consumer protection, protection of minors, online safety, content, advertising, information security, intellectual property, competition, sanctions, taxation, and employment, among others. Many of these laws and regulations are continuously evolving and developing, and the application to, and impact on, us is uncertain. Enforcement of these laws could harm our business by limiting the products and services we can offer consumers or the manner in which we offer them. The costs of compliance with these laws may increase in the future as a result of changes in applicable laws or changes to interpretation. Any failure on our part to comply with these laws or the application of these laws in an unanticipated manner may harm our business and result in penalties or significant legal liability.

Certain of our business models and features within our games and services are subject to new laws or regulations or evolving interpretations and application of existing laws and regulations. The growth and development of electronic commerce, virtual items and virtual currency has prompted calls for new laws and regulations and resulted in the application of existing laws or regulations that have limited or restricted the sale of our products and services in certain territories. Additionally, in our current phase of innovation, artificial intelligence capabilities are rapidly advancing, and it is possible that we could become subject to new regulations, or the interpretation of existing regulations, aimed at how we incorporate artificial intelligence into our games and development processes, that could negatively impact our operation and results. We are also introducing features into our games and services that allow players to create and share user-generated content. Such content may be objectionable or offensive and decrease engagement with our products and services, cause a loss of confidence in our brands and expose us to liability and regulatory oversight, particularly as applicable global laws and regulations are introduced and evolve. New laws related to these business models and features or the interpretation or application of current laws could subject us to additional regulation and oversight, cause us to further limit or restrict the sale of our products and services or otherwise impact our products and services, lessen the engagement with, and growth of, profitable business models, and expose us to increased compliance costs, significant liability, fines, penalties and harm to our reputation and brand.

We are subject to laws in certain foreign countries, and adhere to industry standards in the United States, that mandate rating requirements or set other restrictions on the advertisement, publication or distribution of interactive entertainment software based on content. In addition, certain foreign countries allow government censorship of interactive entertainment software products or require pre-approval processes of uncertain length before our games and services can be offered. Adoption and enforcement of ratings systems, censorship, restrictions on publication or distribution, and changes to approval processes or the status of any approvals could harm our business by limiting the products we are able to offer to our consumers. In addition, compliance with new and possibly inconsistent regulations for different territories could be costly, delay or prevent the release of our products in those territories.

We may be subject to claims of infringement of third-party intellectual property rights.

From time to time, third parties may claim that we have infringed their intellectual property rights. Although we take steps to avoid knowingly violating the intellectual property rights of others, it is possible that third parties still may claim infringement. Existing or future infringement claims against us may be expensive to defend and divert the attention of our employees from business operations. Such claims or litigation could require us to pay damages and other costs. We also could be required to stop selling, distributing or supporting products, features or services which incorporate the affected intellectual property rights, redesign products, features or services to avoid infringement, or obtain a license, all of which could be costly and harm our business.

In addition, many patents have been issued that may apply to potential new modes of delivering, playing or monetizing products and services such as those that we produce or would like to offer in the future. We may discover that future opportunities to provide new and innovative modes of game play and game delivery may be precluded by existing patents that we are unable to acquire or license on reasonable terms.

From time to time we may become involved in other legal proceedings.

We are currently, and from time to time in the future may become, subject to legal proceedings, claims, litigation and government investigations or inquiries, which could be expensive, lengthy, disruptive to normal business operations and occupy a significant amount of our employees' time and attention. In addition, the outcome of any legal proceedings, claims, litigation, investigations or inquiries may be difficult to predict and could have a material adverse effect on our business, reputation, operating results, or financial condition.

Our products and brands are subject to intellectual property infringement, including in jurisdictions that do not adequately protect our products and intellectual property rights.

We regard our products, brands and intellectual property as proprietary and take measures to protect our assets from infringement. We are aware that some unauthorized copying of our products and brands occurs, and if a significantly greater amount were to occur, it could negatively impact our business. Further, our products and services are available worldwide and the laws of some countries, particularly in Asia, either do not protect our products, brands and intellectual property to the same extent as the laws of the United States or are poorly enforced. Legal protection of our rights may be ineffective in countries with weaker intellectual property enforcement mechanisms. In addition, certain third parties have registered our intellectual property rights without authorization in foreign countries. Successfully registering such intellectual property rights could limit or restrict our ability to offer products and services based on such rights in those countries. Although we take steps to enforce and police our rights, our practices and methodologies may not be effective against all eventualities.

FINANCIAL RISKS

Our financial results are subject to currency and interest rate fluctuations.

International sales are a fundamental part of our business. For our fiscal year ended March 31, 2023, international net revenue comprised 58 percent of our total net revenue, and we expect our international business to continue to account for a significant portion of our total net revenue. As a result of our international sales, and also the denomination of our foreign investments and our cash and cash equivalents in foreign currencies, we are exposed to the effects of fluctuations in foreign currency exchange rates, and volatility in foreign currency exchange rates remains elevated as compared to historic levels. Strengthening of the U.S. dollar, particularly relative to the Euro and British pound sterling, has a negative impact on our reported international net revenue but a positive impact on our reported international operating expenses because these amounts are translated at lower rates. We use foreign currency hedging contracts to mitigate some foreign currency risk. However, these activities are limited in the protection they provide us from foreign currency fluctuations and can themselves result in losses. In addition, interest rate volatility can decrease the amount of interest earned on our cash, cash equivalents and short-term investment portfolio.

We utilize debt financing and such indebtedness could adversely impact our business and financial condition.

We have senior unsecured notes outstanding, as well as an unsecured revolving credit facility. While the facility is currently undrawn, we may use the proceeds of any future borrowings for general corporate purposes. We may also enter into other financial instruments in the future. This indebtedness and any indebtedness that we may incur in the future could affect our financial condition and future financial results by, among other things, requiring the dedication of a substantial portion of any cash flow from operations to the repayment of indebtedness and increasing our vulnerability to downturns in our business or adverse changes in general economic and industry conditions.

The agreements governing our indebtedness impose restrictions on us and require us to maintain compliance with specified covenants. In particular, the revolving credit facility requires us to maintain compliance with a debt to EBITDA ratio. Our ability to comply with these covenants may be affected by events beyond our control. If we breach any of these covenants and do not obtain a waiver from the lenders or noteholders, then, subject to applicable cure periods, our outstanding indebtedness may be declared immediately due and payable. There can be no assurance that any refinancing or additional financing would be available on terms that are favorable or acceptable to us, if at all. In addition, changes by any rating agency to our credit rating may negatively impact the value and liquidity of both our debt and equity securities, as well as the potential costs associated with any potential refinancing of our indebtedness. Downgrades in our credit rating could also restrict our ability to obtain additional financing in the future and could affect the terms of any such financing.

Changes in our tax rates or exposure to additional tax liabilities, and changes to tax laws and interpretations of tax laws could adversely affect our earnings and financial condition.

We are subject to taxes in the United States and in various foreign jurisdictions. Significant judgment is required in determining our worldwide income tax provision, tax assets, and accruals for other taxes, and the ultimate tax determination is uncertain for many transactions. Our effective income tax rate is based in part on our corporate operating structure and how we operate our business and develop, value, and use our intellectual property. Taxing authorities in jurisdictions in which we operate have challenged and audited, and may continue to, challenge and audit our methodologies for calculating our income taxes, which could increase our effective income tax rate. In addition, our provision for income taxes is materially affected by our profit levels, changes in our business, changes in our geographic mix of earnings, changes in the elections we make, changes in our corporate structure, or changes in applicable accounting rules, as well as other factors.

Changes to enacted U.S. federal, state or international tax laws, as well as changes to interpretations of existing tax laws, particularly in Switzerland, where our international business is headquartered, and actions we have taken in our business with respect to such laws, have affected, and could continue to affect, our effective tax rates and cash taxes, and could cause us to change the way in which we structure our business and result in other costs. In particular, recent changes to tax law and regulations in the United States and among other countries in the Organization for Economic Co-operation and Development could materially impact our provision for income taxes and cash taxes. Our effective tax rate also could be adversely affected by changes in the measurement of our deferred income taxes, including the need for valuation allowances against deferred tax assets. Our valuation allowances, in turn, are impacted by several factors with respect to our business, industry, and the macroeconomic environment, including rising interest rates. Significant judgment is involved in determining the amount of valuation allowances, and actual financial results also may differ materially from our current estimates and could have a material impact on our assessments.

We are required to pay taxes other than income taxes, such as payroll, sales, use, value-added, net worth, property, transfer, and goods and services taxes, in both the United States and foreign jurisdictions. Several foreign jurisdictions have introduced new digital services taxes on revenue of companies that provide certain digital services or expanded their interpretation of existing tax laws with regard to other non-income taxes. There is limited guidance about the applicability of these new taxes or changing interpretations to our business and significant uncertainty as to what will be deemed in scope. If these foreign taxes are applied to us, it could have an adverse and material impact on our business and financial performance.

GENERAL RISKS

Our business is subject to economic, market, public health and geopolitical conditions.

Our business is subject to economic, market, public health and geopolitical conditions, which are beyond our control. The United States and other international economies have experienced cyclical downturns from time to time. Worsening economic conditions, political instability, and adverse political developments in or around any of the countries in which we do business, particularly conditions that negatively impact discretionary consumer spending and consumer demand or increase our operating costs, including conflicts, inflation, slower growth, recession and other macroeconomic conditions have had, and could continue to have, a material adverse impact on our business and operating results. In addition, relations between the United States and countries in which we have operations and sales have been impacted by events such as the adoption or expansion of trade restrictions, including economic sanctions, that have had a negative impact on our financial results and development processes.

We are particularly susceptible to market conditions and risks associated with the entertainment industry, which, in addition to general macroeconomic downturns, also include the popularity, price and timing of our games, changes in consumer demographics, the availability and popularity of other forms of entertainment, and critical reviews and public tastes and preferences, which may change rapidly and cannot necessarily be predicted.

Our stock price has been volatile and may continue to fluctuate significantly.

The market price of our common stock historically has been, and we expect will continue to be, subject to significant fluctuations. These fluctuations may be due to our operating results or factors specific to our operating results (including those discussed in the risk factors above), changes in securities analysts' estimates of our future financial performance, ratings or recommendations, our results or future financial guidance falling below our expectations and analysts' and investors' expectations, the failure of our capital return programs to meet analysts' and investors' expectations, the announcement and integration of any acquisitions we may make, departure of key personnel, cyberattacks, or factors largely outside of our control including, those affecting interactive gaming, entertainment, and/or technology companies generally, national or international economic conditions, investor sentiment or other factors related or unrelated to our operating performance. In particular, economic downturns may contribute to the public stock markets experiencing extreme price and trading volume volatility. These fluctuations could adversely affect the price of our common stock.

Item 1B: *Unresolved Staff Comments*

None.

Item 2:   *Properties*

Not applicable.

Item 3:   *Legal Proceedings*

Refer to Note 14 of the Notes to the Consolidated Financial Statements included in Item 8 of this Annual Report on Form 10-K for disclosures regarding our legal proceedings.

Item 4:   *Mine Safety Disclosures*

Not applicable.

PART II

Item 5: ***Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities***

Holders

There were approximately 642 holders of record of our common stock as of May 22, 2023. In addition, a significant number of beneficial owners of our common stock hold their shares in street name. Our common stock is traded on the Nasdaq Global Select Market under the symbol "EA".

Dividends

Our quarterly cash dividend was $0.19 per share of common stock in fiscal year 2023. We paid aggregate cash dividends of $210 million during the fiscal year ended March 31, 2023. We currently expect to continue to pay comparable cash dividends on a quarterly basis in the future; however, future declarations of dividends and the establishment of future record dates and payment dates are subject to the final determination of our Board of Directors or a designated Committee of our Board of Directors.

Issuer Purchases of Equity Securities

In August 2022, our Board of Directors authorized a program to repurchase up to $2.6 billion of our common stock. This stock repurchase program expires on November 4, 2024. Under this program, we may purchase stock in the open market or through privately negotiated transactions in accordance with applicable securities laws, including pursuant to pre-arranged stock trading plans. The timing and actual amount of the stock repurchases will depend on several factors including price, capital availability, regulatory requirements, alternative investment opportunities and other market conditions. We are not obligated to repurchase a specific number of shares under this program and it may be modified, suspended or discontinued at any time. We repurchased approximately 5.3 million shares for approximately $645 million under this program during the fiscal year ended March 31, 2023. We are actively repurchasing shares under this program.

The following table summarizes the number of shares repurchased in the fourth quarter of the fiscal year ended March 31, 2023:

Fiscal Month	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as part of Publicly Announced Programs	Maximum Dollar Value that May Still Be Purchased Under the Programs (in millions)
January 1, 2023 - January 28, 2023	756,877	$ 124.67	756,877	$ 2,185
January 29, 2023 - February 25, 2023	859,389	$ 115.90	859,389	$ 2,086
February 26, 2023 - April 1, 2023	1,158,552	$ 113.11	1,158,552	$ 1,955
	2,774,818	$ 117.13	2,774,818	

Stock Performance Graph

The following information shall not be deemed to be "filed" with the SEC nor shall this information be incorporated by reference into any future filing under the Securities Act of 1933, as amended, or the Exchange Act, as amended, except to the extent that we specifically incorporate it by reference into a filing.

The following graph shows a five-year comparison of cumulative total returns during the period from March 31, 2018 through March 31, 2023, for our common stock, the S&P 500 Index (to which EA was added in July 2002), the Nasdaq Composite Index, and the RDG Technology Composite Index, each of which assumes an initial value of $100. Each measurement point is as of the end of each fiscal year. The performance of our stock depicted in the following graph is not necessarily indicative of the future performance of our stock.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Electronic Arts Inc., the S&P 500 Index, the Nasdaq Composite Index, and the RDG Technology Composite Index



*   Based on $100 invested on March 31, 2018 in stock or index, including reinvestment of dividends.

	March 31,					
	2018	2019	2020	2021	2022	2023
Electronic Arts Inc.	$ 100	$ 84	$ 83	$ 112	$ 105	$ 101
S&P 500 Index	100	110	102	159	184	170
Nasdaq Composite Index	100	111	111	193	209	181
RDG Technology Composite Index	100	113	124	211	227	205

Item 6:   **[Reserved]**

Item 7: *Management's Discussion and Analysis of Financial Condition and Results of Operations*

OVERVIEW

The following overview is a high-level discussion of our operating results, as well as some of the trends and drivers that affect our business. Management believes that an understanding of these trends and drivers provides important context for our results for the fiscal year ended March 31, 2023, as well as our future prospects. This summary is not intended to be exhaustive, nor is it intended to be a substitute for the detailed discussion and analysis provided elsewhere in this Form 10-K, including in the "Business" section and the "Risk Factors" above, the remainder of "Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")" or the Consolidated Financial Statements and related Notes.

About Electronic Arts

Electronic Arts is a global leader in digital interactive entertainment. We develop, market, publish and deliver games, content and services that can be experienced on game consoles, PCs, mobile phones and tablets. At our core is a portfolio of intellectual property from which we create innovative games and experiences that deliver high-quality entertainment and drive engagement across our network of hundreds of millions of unique active accounts. Our portfolio includes brands that we either wholly own (such as *Apex Legends*, Battlefield, and The Sims) or license from others (such as Madden NFL, Star Wars, and the 300+ licenses within our global football ecosystem). Through our live services offerings, we offer our players high-quality experiences designed to provide value to players, and extend and enhance gameplay. These live services include extra content, subscription offerings and other revenue generated in addition to the sale of our base games. We are focusing on building games and experiences that grow the global online communities around our key franchises; reaching more players through connecting interactive storytelling to key intellectual property; and building re-occurring revenue from our annualized sports franchises, our console, PC and mobile catalog titles, and our live services.

Financial Results

Our key financial results for our fiscal year ended March 31, 2023 were as follows:

- Total net revenue was $7,426 million, up 6 percent year-over-year.
- Live services and other net revenue was $5,489 million, up 10 percent year-over-year.
- Gross margin was 75.9 percent, up 2.5 percentage points year-over-year.
- Operating expenses were $4,302 million, up 7 percent year-over-year.
- Operating income was $1,332 million, up 18 percent year-over-year.
- Net income was $802 million, up 2 percent year-over-year.
- Diluted earnings per share was $2.88, up 4 percent year-over-year.
- Operating cash flow was $1,550 million, down 18 percent year-over-year.
- Total cash, cash equivalents and short-term investments were $2,767 million.
- We repurchased 10.4 million shares of our common stock for $1,295 million.
- We paid cash dividends of $210 million during the fiscal year ended March 31, 2023.

Trends in Our Business

Live Services Business. We offer our players high-quality experiences designed to provide value to players and to extend and enhance gameplay. These live services include extra content, subscription offerings and other revenue generated in addition to the sale of our base games and free-to-play games. Our net revenue attributable to live services and other was $5,489 million, $4,998 million, and $4,016 million for fiscal years 2023, 2022, and 2021, respectively, and we expect that live services net revenue will continue to be material to our business. Within live services and other, net revenue attributable to extra content was $4,277 million, $3,910 million, and $3,068 million for fiscal years 2023, 2022, and 2021, respectively. Extra content net revenue has increased as more players engage with our games and services, and purchase additional content designed to provide value to players and extend and enhance gameplay. Our most popular live services are the extra content purchased for the *Ultimate Team* mode associated with our sports franchises and extra content purchased for our *Apex Legends* franchise. *Ultimate Team* allows players to collect current and former professional players in order to build and compete as a personalized team. Live services net revenue generated from extra content purchased within the *Ultimate Team* mode associated with our sports franchises, a substantial portion of which was derived from *FIFA Ultimate Team*, and from our *Apex Legends* franchise, is material to our business.

Digital Delivery of Games. In our industry, players increasingly purchase games digitally as opposed to purchasing physical discs. While this trend, as applied to our business, may not be linear due to a mix of products during a fiscal year, consumer buying patterns and other factors, over time we expect players to purchase an increasingly higher proportion of our games digitally. As a result, we expect net revenue attributable to digital full game downloads to increase over time and net revenue attributable to sales of packaged goods to decrease.

Our net revenue attributable to digital full game downloads was $1,262 million, $1,282 million, and $918 million during fiscal years 2023, 2022, and 2021, respectively; while our net revenue attributable to packaged goods sales was $675 million, $711 million, and $695 million in fiscal year 2023, 2022, and 2021, respectively. In addition, as measured based on total units sold on Microsoft's Xbox One and Xbox Series X and Sony's PlayStation 4 and 5 rather than by net revenue, we estimate that 68 percent, 65 percent, and 62 percent of our total units sold during fiscal years 2023, 2022, and 2021 were sold digitally. Digital full game units are based on sales information provided by Microsoft and Sony; packaged goods units sold through are estimated by obtaining data from significant retail partners in North America, Europe and Asia, and applying internal sales estimates with respect to retail partners from which we do not obtain data. We believe that these percentages are reasonable estimates of the proportion of our games that are digitally downloaded in relation to our total number of units sold for the applicable period of measurement.

Increases in consumer adoption of digital purchase of games combined with increases in our live services revenue generally results in expansion of our gross margin, as costs associated with selling a game digitally is generally less than selling the same game through traditional retail and distribution channels.

Increased Competition. Competition in our business is intense. Our competitors range from established interactive entertainment companies to emerging start-ups. In addition, the gaming, technology/internet, and entertainment industries have converged in recent years and larger, well-funded technology companies have strengthened their interactive entertainment capabilities resulting in more direct competition with us. Their greater financial or other resources may provide larger budgets to develop and market tools, technologies, products and services that gain consumer success and shift player time and engagement away from our products and services. In addition, our leading position within the interactive entertainment industry makes us a prime target for recruiting our executives, as well as key creative and technical talent, resulting in retention challenges and increased cost to retain and incentivize our key people.

In the past several years, our industry has undergone a period of increased consolidation which increases competitive pressure on us as interactive entertainment companies grow through acquisition or as larger, well-funded technology companies strengthen their interactive entertainment capabilities.

Concentration of Sales Among the Most Popular Games. In all major segments of our industry, we see a large portion of games sales concentrated on the most popular titles. Similarly, a significant portion of our revenue historically has been derived from games based on a few popular franchises, several of which we have released on an annual or bi-annual basis. In particular, we have historically derived a significant portion of our net revenue from our global football franchise, the annualized version of which is consistently one of the best-selling games in the marketplace. We have invested in over 300 individual partnerships and licenses to create our global football ecosystem and starting in fiscal year 2024, our global football franchise will transition to a new EA SPORTS FC brand. Our vision for the future of interactive football with EA SPORTS FC is to create the largest football club in the world, and we believe this is the right opportunity for us so that we can continue delivering innovation and growing to connect more fans on a global scale.

Re-occurring Revenue Sources. Our business model includes revenue that we deem re-occurring in nature, such as revenue from our live services, annualized sports franchises (e.g., global football, Madden NFL), and our console, PC and mobile catalog titles (i.e., titles that did not launch in the current fiscal year). We have been able to forecast revenue from these areas of our business with greater relative confidence than for new games, services and business models. As we continue to incorporate new business models and modalities of play into our games, our goal is to continue to look for opportunities to expand the re-occurring portion of our business.

Free-to-Play and Free-to-Enter Games. We offer games in some of our largest franchises, including the PC version of our global football franchise, *The Sims 4,* and *Apex Legends*, through business models that allow consumers to access games with no-upfront cost. These games are then monetized through a live service associated with the game, particularly extra content sales. These business models are dominant in the mobile gaming industry and are becoming increasingly accepted in the online PC and console market. We expect to continue offering games through these business models across console, PC and mobile and expect extra content revenue generated through these business models to continue to be an important part of our business.

Restructuring. In March 2023, our Board of Directors approved a restructuring plan (the "2023 Restructuring Plan" or the "Plan") focused on prioritizing investments to the Company's growth opportunities and optimizing its real estate portfolio. The Plan includes actions driven by portfolio rationalization, including intellectual property impairment charges and headcount reductions, in addition to office space reductions. The actions associated with the Plan are expected to be substantially complete by September 30, 2023.

Net Bookings. In order to improve transparency into our business, we disclose an operating performance metric, net bookings. Net bookings is defined as the net amount of products and services sold digitally or sold-in physically in the period. Net bookings is calculated by adding total net revenue to the change in deferred net revenue for online-enabled games.

The following is a calculation of our total net bookings for the periods presented:

| | Year Ended March 31, | |
(In millions)	2023	2022
Total net revenue	$ 7,426	$ 6,991
Change in deferred net revenue (online-enabled games)	(85)	524
Net bookings	$ 7,341	$ 7,515

Net bookings were $7,341 million for fiscal year 2023 primarily driven by sales related to our FIFA and Madden franchises, *Apex Legends*, and *The Sims 4*. Net bookings decreased $174 million or 2 percent as compared to fiscal year 2022 primarily due to the prior year release of *Battlefield 2042,* and a $244 million impact related to fluctuations in foreign exchange rates, net of hedging activities, partially offset by strength in our FIFA franchise. Live services and other net bookings were $5,530 million for fiscal year 2023, and increased $160 million or 3 percent as compared to fiscal year 2022. The increase in live services and other net bookings was due primarily to strength in our FIFA franchise across all platforms (console, PC, and mobile), and the addition of *Golf Clash.* This strength was partially offset by fluctuations in foreign exchange rates, net of hedging activities, and softness in sales of extra content within the rest of our mobile catalog portfolio. Full game net bookings were $1,811 million for fiscal year 2023, and decreased $334 million or 16 percent as compared to fiscal year 2022 primarily due to the prior year releases of *Battlefield 2042* and *Mass Effect Trilogy Remaster*, partially offset by the release of *Dead Space Remake* and sales related to our FIFA franchise.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"). The preparation of these Consolidated Financial Statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, contingent assets and liabilities, and revenue and expenses during the reporting periods. The policies discussed below are considered by management to be critical because they are not only important to the portrayal of our financial condition and results of operations, but also because application and interpretation of these policies requires both management judgment and estimates of matters that are inherently uncertain and unknown. As a result, actual results may differ materially from our estimates.

Revenue Recognition

We derive revenue principally from sales of our games, and related extra content and services that can be experienced on game consoles, PCs, mobile phones and tablets. Our product and service offerings include, but are not limited to, the following:

- full games with both online and offline functionality ("Games with Services"), which generally includes (1) the initial game delivered digitally or via physical disc at the time of sale and typically provide access to offline core game content ("software license"); (2) updates on a when-and-if-available basis, such as software patches or updates, and/or additional free content to be delivered in the future ("future update rights"); and (3) a hosted connection for online playability ("online hosting");

- full games with online-only functionality which require an Internet connection to access all gameplay and functionality ("Online-Hosted Service Games");

- extra content related to Games with Services and Online-Hosted Service Games which provides access to additional in-game content;

- subscriptions, such as EA Play and EA Play Pro, that generally offer access to a selection of full games, in-game content, online services and other benefits typically for a recurring monthly or annual fee; and

- licensing to third parties to distribute and host our games and content.

We evaluate and recognize revenue by:

- identifying the contract(s) with the customer;
- identifying the performance obligations in the contract;
- determining the transaction price;
- allocating the transaction price to performance obligations in the contract; and
- recognizing revenue as each performance obligation is satisfied through the transfer of a promised good or service to a customer (i.e., "transfer of control").

Certain of our full game and/or extra content are sold to resellers with a contingency that the full game and/or extra content cannot be resold prior to a specific date ("Street Date Contingency"). We recognize revenue for transactions that have a Street Date Contingency when the Street Date Contingency is removed and the full game and/or extra content can be resold by the reseller. For digital full game and/or extra content downloads sold to customers, we recognize revenue when the full game and/or extra content is made available for download to the customer.

Online-Enabled Games

Games with Services. Our sales of Games with Services are evaluated to determine whether the software license, future update rights and the online hosting are distinct and separable. Sales of Games with Services are generally determined to have three distinct performance obligations: software license, future update rights, and the online hosting.

Since we do not sell the performance obligations on a stand-alone basis, we consider market conditions and other observable inputs to estimate the stand-alone selling price for each performance obligation. For Games with Services, generally 75 percent of the sales price is allocated to the software license performance obligation and recognized at a point in time when control of the license has been transferred to the customer. The remaining 25 percent is allocated to the future update rights and the online hosting performance obligations and recognized ratably as the service is provided (over the Estimated Offering Period).

Online-Hosted Service Games. Sales of our Online-Hosted Service Games are determined to have one distinct performance obligation: the online hosting. We recognize revenue from these arrangements as the service is provided.

Extra Content. Revenue received from sales of downloadable content are derived primarily from the sale of virtual currencies and digital in-game content that are designed to extend and enhance players' game experience. Sales of extra content are accounted for in a manner consistent with the treatment for our Games with Services and Online-Hosted Service Games as discussed above, depending upon whether or not the extra content has offline functionality. That is, if the extra content has offline functionality, then the extra content is accounted for similarly to Games with Services (generally determined to have three distinct performance obligations: software license, future update rights, and the online hosting). If the extra content does not have offline functionality, then the extra content is determined to have one distinct performance obligation: the online-hosted service.

Subscriptions

Sales of our subscriptions are deemed to be one performance obligation and we recognize revenue from these arrangements ratably over the subscription term as the performance obligation is satisfied.

Licensing Revenue

We utilize third-party licensees to distribute and host our games and content in accordance with license agreements, for which the licensees typically pay us a fixed minimum guarantee and/or sales-based royalties. These arrangements typically include multiple performance obligations, such as a time-based license of software and future update rights. We recognize as revenue a portion of the minimum guarantee when we transfer control of the license of software (generally upon commercial launch) and the remaining portion ratably over the contractual term in which we provide the licensee with future update rights. Any sales-based royalties are generally recognized as the related sales occur by the licensee.

Significant Judgments around Revenue Arrangements

Identifying performance obligations. Performance obligations promised in a contract are identified based on the goods and services that will be transferred to the customer that are both capable of being distinct, (i.e., the customer can benefit from the goods or services either on its own or together with other resources that are readily available), and are distinct in the context of the contract (i.e., it is separately identifiable from other goods or services in the contract). To the extent a contract includes multiple promises, we must apply judgment to determine whether those promises are separate and distinct performance obligations. If these criteria are not met, the promises are accounted for as a combined performance obligation.

Determining the transaction price. The transaction price is determined based on the consideration that we will be entitled to receive in exchange for transferring our goods and services to the customer. Determining the transaction price often requires judgment, based on an assessment of contractual terms and business practices. It further includes review of variable consideration such as discounts, sales returns, price protection, and rebates, which is estimated at the time of the transaction. In addition, the transaction price does not include an estimate of the variable consideration related to sales-based royalties. Sales-based royalties are recognized as the sales occur.

Allocating the transaction price. Allocating the transaction price requires that we determine an estimate of the relative stand-alone selling price for each distinct performance obligation. Determining the relative stand-alone selling price is inherently subjective, especially in situations where we do not sell the performance obligation on a stand-alone basis (which occurs in the majority of our transactions). In those situations, we determine the relative stand-alone selling price based on various observable inputs using all information that is reasonably available. Examples of observable inputs and information include: historical internal pricing data, cost plus margin analysis, pre-release versus post-release costs, and pricing data from competitors to the extent the data is available. The results of our analysis resulted in a specific percentage of the transaction price being allocated to each performance obligation.

Determining the Estimated Offering Period. The offering period is the period in which we offer to provide the future update rights and/or online hosting for the game and related extra content sold. Because the offering period is not an explicitly defined period, we must make an estimate of the offering period for the service-related performance obligations (i.e., future update rights and online hosting). Determining the Estimated Offering Period is inherently subjective and is subject to regular revision. Generally, we consider the average period of time customers are online when estimating the offering period. We also consider the estimated period of time between the date a game unit is sold to a reseller and the date the reseller sells the game unit to the customer (i.e., time in channel). Based on these two factors, we then consider the method of distribution. For example, games and extra content sold at retail would have a composite offering period equal to the online gameplay period plus time in channel as opposed to digitally-distributed games and extra content which are delivered immediately via digital download and therefore, the offering period is estimated to be only the online gameplay period.

Additionally, we consider results from prior analyses, known and expected online gameplay trends, as well as disclosed service periods for competitors' games in determining the Estimated Offering Period for future sales. We believe this provides a reasonable depiction of the transfer of future update rights and online hosting to our customers, as it is the best representation of the time period during which our games and extra content are experienced. We recognize revenue for future update rights and online hosting performance obligations ratably on a straight-line basis over this period as there is a consistent pattern of delivery for these performance obligations. Revenue for service-related performance obligations for games and extra content sold through retail is recognized over an estimated ten-month period beginning in the month of sale, revenue for service-related performance obligations for digitally-distributed games and extra content is recognized over an estimated eight-month period beginning in the month of sale.

During the three months ended September 30, 2021, we completed our annual evaluation of the Estimated Offering Period and noted consumers are playing certain of our Online Hosted Service Games, such as PC and console free-to-play games, for longer periods of time than in previous years. This extended consumer gameplay is due to players engaging with services we provide that are designed to enhance and extend gameplay, and as such, concluded that the Estimated Offering Period for such games should be lengthened. As a result, for all new sales after July 1, 2021, the revenue that we recognize for service-related performance obligations related to our PC and console free-to-play games is recognized generally over a twelve-month period. The fiscal year 2022 change in Estimated Offering Period did not impact the amount of net bookings or the operating cash flows that we report. During the fiscal year ended March 31, 2023, this increase to our Estimated Offering Period resulted in increases in net revenue of $103 million, net income of $79 million, and diluted earnings per share of $0.28. During the fiscal year ended March 31, 2022, this increase to our Estimated Offering Period resulted in decreases in net revenue of $131 million, net income of $100 million, and diluted earnings per share of $0.35.

Principal Agent Considerations

We evaluate sales to end customers of our full games and related content via third-party storefronts, including digital storefronts such as Microsoft's Xbox Store, Sony's PlayStation Store, Apple App Store, and Google Play Store, in order to determine whether or not we are acting as the principal in the sale to the end customer, which we consider in determining if revenue should be reported gross or net of fees retained by the third-party storefront. An entity is the principal if it controls a good or service before it is transferred to the end customer. Key indicators that we evaluate in determining gross versus net treatment include but are not limited to the following:

- the underlying contract terms and conditions between the various parties to the transaction;

- which party is primarily responsible for fulfilling the promise to provide the specified good or service to the end customer;

- which party has discretion in establishing the price for the specified good or service; and

- which party has inventory risk before the specified good or service has been transferred to the end customer.

Based on an evaluation of the above indicators, except as discussed below, we have determined that generally the third party is considered the principal to end customers for the sale of our full games and related content. We therefore report revenue related to these arrangements net of the fees retained by the storefront. However, for sales arrangements via Apple App Store and Google Play Store, EA is considered the principal to the end customer and thus, we report revenue on a gross basis and mobile platform fees are reported within cost of revenue.

Income Taxes

We recognize deferred tax assets and liabilities for both (1) the expected impact of differences between the financial statement amount and the tax basis of assets and liabilities and (2) the expected future tax benefit to be derived from tax losses and tax credit carryforwards. We do not recognize any deferred taxes related to the U.S. taxes on foreign earnings as we recognize these taxes as a period cost.

We record a valuation allowance against deferred tax assets when it is considered more likely than not that all or a portion of our deferred tax assets will not be realized. In making this determination, we are required to give significant weight to evidence that can be objectively verified. It is generally difficult to conclude that a valuation allowance is not needed when there is significant negative evidence, such as cumulative losses in recent years. Forecasts of future taxable income are considered to be less objective than past results. Therefore, cumulative losses weigh heavily in the overall assessment.

In addition to considering forecasts of future taxable income, we are also required to evaluate and quantify other possible sources of taxable income in order to assess the realization of our deferred tax assets, namely the reversal of existing deferred tax liabilities, the carryback of losses and credits as allowed under current tax law, and the implementation of tax planning strategies. Evaluating and quantifying these amounts involves significant judgments. Each source of income must be evaluated based on all positive and negative evidence and this evaluation may involve assumptions about future activity. Certain taxable temporary differences that are not expected to reverse during the carry forward periods permitted by tax law cannot be considered as a source of future taxable income that may be available to realize the benefit of deferred tax assets.

Every quarter, we perform a realizability analysis to evaluate whether it is more likely than not that all or a portion of our deferred tax assets will not be realized. Our Swiss deferred tax asset realizability analysis relies upon future Swiss taxable income as the primary source of taxable income but considers all available sources of Swiss income based on the positive and negative evidence. We give more weight to evidence that can be objectively verified. However, estimating future Swiss taxable income requires judgment, specifically related to assumptions about expected growth rates of future Swiss taxable income, which are based primarily on third party market and industry growth data. Actual results that differ materially from those estimates could have a material impact on our valuation allowance assessment. Swiss interest rates have an impact on the valuation allowance and are based on published Swiss guidance, which generally occurs in the fourth quarter of our fiscal year. Any significant changes to such interest rates could result in a material impact to the valuation allowance and to our Consolidated Financial Statements. We have adjusted our valuation allowance for changes in the published interest rates in the past and it is probable that we will do so again based on current global interest rate trends. Switzerland has a seven-year carryforward period and does not permit the carry back of losses. Actions we take in connection with acquisitions could also impact the utilization of our Swiss deferred tax asset.

As part of the process of preparing our Consolidated Financial Statements, we are required to estimate our income taxes in each jurisdiction in which we operate prior to the completion and filing of tax returns for such periods. This process requires estimating both our geographic mix of income and our uncertain tax positions in each jurisdiction where we operate. These estimates require us to make judgments about the likely application of the tax law to our situation, as well as with respect to other matters, such as anticipating the positions that we will take on tax returns prior to our preparing the returns and the outcomes of disputes with tax authorities. The ultimate resolution of these issues may take extended periods of time due to examinations by tax authorities and statutes of limitations. In addition, changes in our business, including acquisitions, changes in our international corporate structure, changes in the geographic location of business functions or assets, changes in the geographic mix and amount of income, as well as changes in our agreements with tax authorities, valuation allowances, applicable accounting rules, applicable tax laws and regulations, rulings and interpretations thereof, developments in tax audit and other matters, and variations in the estimated and actual level of annual pre-tax income can affect the overall effective tax rate.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

The information under the subheading "Impact of Recently Issued Accounting Standards" in *Note 1 — Description of Business and Basis of Presentation* to the Consolidated Financial Statements in this Form 10-K is incorporated by reference into this Item 7.

RESULTS OF OPERATIONS

Our fiscal year is reported on a 52- or 53-week period that ends on the Saturday nearest March 31. Our results of operations for the fiscal year ended March 31, 2023 contained 52 weeks and ended on April 1, 2023. Our results of operations for the fiscal year ended March 31, 2022 contained 52 weeks and ended on April 2, 2022. For simplicity of disclosure, all fiscal periods are referred to as ending on a calendar month end.

Net Revenue

Net revenue consists of sales generated from (1) full games sold as digital downloads or as packaged goods and designed for play on game consoles, PCs and mobile phones and tablets (2) live services associated with these games, such as extra-content, (3) subscriptions that generally offer access to a selection of full games, in-game content, online services and other benefits, and (4) licensing our games to third parties to distribute and host our games.

Comparison of Fiscal Year 2023 to Fiscal Year 2022

Net Revenue

Net revenue for fiscal year 2023 was $7,426 million, primarily driven by sales related to *FIFA 23, FIFA 22, Apex Legends, The Sims 4*, and *Madden NFL 23*. Net revenue for fiscal year 2023 increased $435 million, as compared to fiscal year 2022. This increase was driven by an $868 million increase in net revenue primarily driven by year-over-year growth in the FIFA franchise and sales of extra content for *Apex Legends*, and the addition of *Golf Clash*, partially offset by a $433 million decrease in net revenue primarily due to the prior year release of *Mass Effect Trilogy Remaster,* the Star Wars franchise, and *The Sims 4*.

Net Revenue by Composition

Our net revenue by composition for fiscal years 2023 and 2022 was as follows (in millions):

		Year Ended March 31,					
		2023		**2022**		**$ Change**	**% Change**
Net revenue:							
Full game downloads	$	1,262	$	1,282	$	(20)	(2)%
Packaged goods		675		711		(36)	(5)%
Full game	$	1,937	$	1,993	$	(56)	(3)%
Live services and other	$	5,489	$	4,998	$	491	10 %
Total net revenue	$	7,426	$	6,991	$	435	6 %

Full Game Net Revenue

Full game net revenue includes full game downloads and packaged goods. Full game downloads primarily includes revenue from digital sales of full games on console, PC, mobile phones and tablets. Packaged goods primarily includes revenue from software that is sold physically through traditional channels such as brick and mortar retailers and certain licensing revenue.

Full game net revenue for fiscal year 2023 was $1,937 million, primarily driven by *FIFA 23, Madden NFL 23, Battlefield 2042,* and *FIFA 22*. Full game net revenue for fiscal year 2023 decreased $56 million, or 3 percent, as compared to fiscal year 2022. This decrease was primarily due to the prior year releases of *Mass Effect Trilogy Remaster* and *It Takes Two,* and *The Sims 4,* partially offset by the release of *Dead Space Remake* and growth in the FIFA franchise.

Live Services and Other Net Revenue

Live services and other net revenue primarily includes revenue from sales of extra content for console, PC, and mobile games, certain licensing revenue, subscriptions, and advertising.

Live services and other net revenue for fiscal year 2023 was $5,489 million, primarily driven by sales of extra content for *FIFA Ultimate Team, Apex Legends, The Sims 4*, and *Madden Ultimate Team*. Live services and other net revenue for fiscal year 2023 increased $491 million, or 10 percent, as compared to fiscal year 2022. This increase was primarily driven by sales of extra content for *Apex Legends,* extra content and licensing for our FIFA franchise, and the addition of *Golf Clash*, partially offset by the Star Wars franchise.

Cost of Revenue

Cost of revenue consists of (1) certain royalty expenses for celebrities, professional sports leagues, movie studios and other organizations, and independent software developers, (2) mobile platform fees associated with our mobile revenue (for transactions in which we are acting as the principal in the sale to the end customer), (3) data center, bandwidth and server costs associated with hosting our online games and websites, (4) inventory costs, including manufacturing royalties, (5) payment processing fees, (6) amortization and impairment of certain intangible assets, (7) personnel-related costs, and (8) warehousing and distribution costs.

Cost of revenue for fiscal years 2023 and 2022 was as follows (in millions):

March 31, 2023	% of Net Revenue	March 31, 2022	% of Net Revenue	% Change	Change as a % of Net Revenue
$ 1,792	24 %	$ 1,859	27 %	(4)%	(3)%

Cost of revenue decreased by $67 million during fiscal year 2023, as compared to fiscal year 2022. The decrease was primarily due to a decrease in inventory costs driven by the prior year releases of *Battlefield 2042* and *Mass Effect Trilogy Remaster* and the FIFA franchise, and lower royalty costs due to the mix in sales from royalty bearing titles, partially offset by an increase in platform and hosting fees.

Cost of revenue as a percentage of total net revenue decreased by 3 percent during fiscal year 2023, as compared to fiscal year 2022. This decrease was primarily due to a decrease in inventory costs driven by the prior year releases of *Battlefield 2042* and *Mass Effect Trilogy Remaster*, lower royalty costs due to the mix in sales form royalty bearing titles, and a decrease in the proportion of sales derived from packaged goods, partially offset by an increase in platform and hosting fees.

Research and Development

Research and development expenses consist of expenses incurred by our production studios for personnel-related costs, related overhead costs, external third-party development costs, contracted services, and depreciation. Research and development expenses for our online products include expenses incurred by our studios consisting of direct development and related overhead costs in connection with the development and production of our online games. Research and development expenses also include expenses associated with our digital platform, software licenses and maintenance, and management overhead.

Research and development expenses for fiscal years 2023 and 2022 were as follows (in millions):

March 31, 2023	% of Net Revenue	March 31, 2022	% of Net Revenue	$ Change	% Change
$ 2,328	31 %	$ 2,186	31 %	$ 142	6 %

Research and development expenses increased by $142 million, or 6 percent, in fiscal year 2023, as compared to fiscal year 2022. This increase was primarily due to a net $56 million increase in personnel-related costs primarily resulting from continued investment in our studios, offset by decreased variable compensation and related costs, a $30 million increase due to hedging activities, and a $14 million increase in studio related contracted services.

Marketing and Sales

Marketing and sales expenses consist of advertising, marketing and promotional expenses, personnel-related costs, and related overhead costs, net of qualified advertising cost reimbursements from third parties.

Marketing and sales expenses for fiscal years 2023 and 2022 were as follows (in millions):

March 31, 2023	% of Net Revenue	March 31, 2022	% of Net Revenue	$ Change	% Change
$ 978	13 %	$ 961	14 %	$ 17	2 %

Marketing and sales expenses increased by $17 million, or 2 percent, in fiscal year 2023, as compared to fiscal year 2022. This increase was primarily due to an increase in advertising and promotional spending related to the release of our *Apex Legends Mobile* title in the first quarter of fiscal year 2023 and our FIFA franchise, partially offset by a decrease in advertising and promotional spending primarily related to our mobile portfolio, and *Battlefield 2042, Mass Effect Trilogy Remaster* and *It Takes Two*, which were released in prior fiscal years.

General and Administrative

General and administrative expenses consist of personnel and related expenses of executive and administrative staff, corporate functions such as finance, legal, human resources, and information technology ("IT"), related overhead costs, fees for professional services such as legal and accounting, and allowances for doubtful accounts.

General and administrative expenses for fiscal years 2023 and 2022 were as follows (in millions):

March 31, 2023	% of Net Revenue	March 31, 2022	% of Net Revenue	$ Change	% Change
$ 727	10 %	$ 673	10 %	$ 54	8 %

General and administrative expenses increased by $54 million, or 8 percent, in fiscal year 2023, as compared to fiscal year 2022. This increase was primarily due to $44 million of accelerated amortization and depreciation associated with office space reductions related to our fiscal 2023 Restructuring Plan, a $14 million increase in personnel-related costs primarily resulting from an increase in headcount, offset by a $36 million decrease in contracted services driven by prior year acquisition-related transaction and integration costs.

Restructuring

Restructuring expenses for fiscal years 2023 and 2022 were as follows (in millions):

March 31, 2023	% of Net Revenue	March 31, 2022	% of Net Revenue	$ Change	% Change
$ 111	1 %	$ —	— %	$ 111	— %

Restructuring expenses of $111 million were incurred in fiscal year 2023 related to our fiscal 2023 Restructuring Plan, of which, $68 million related to impairment charges associated with acquisition-related intangible assets and other charges, and $43 million related to employee severance and employee-related costs.

Income Taxes

Provision for income taxes for fiscal years 2023 and 2022 was as follows (in millions):

March 31, 2023	Effective Tax Rate	March 31, 2022	Effective Tax Rate
$ 524	39.5 %	$ 292	27.0 %

Our effective tax rate for the fiscal year ended March 31, 2023 was 39.5 percent as compared to 27.0 percent for the same period in fiscal year 2022.

During the fiscal year ended March 31, 2023, we recognized a $118 million tax charge to increase the valuation allowance on Swiss deferred tax assets, primarily as a result of an increase in Swiss interest rates. The change in valuation allowance had the effect of increasing our effective tax rate for the fiscal year ended March 31, 2023 by 8.9 percentage points.

During the fiscal year ended March 31, 2022, we completed intra-entity sales of intellectual property rights related to recent acquisitions to our U.S. and Swiss intellectual property owners (the "Acquired IP intra-entity sales"). The transactions resulted in overall taxable gains. Under U.S. GAAP, any profit resulting from the Acquired IP intra-entity sales was eliminated upon consolidation. However, the transactions resulted in a step-up of the U.S. and Swiss tax-deductible basis in the transferred intellectual property rights and, accordingly, created a temporary difference between the book basis and the tax basis of such intellectual property rights. As a result, we recognized a $64 million net tax benefit for the current and deferred tax impacts of the sales.

In addition, during the fiscal year ended March 31, 2022, we recognized a $29 million tax charge to increase the valuation allowance on Swiss deferred tax assets that are not more likely than not to be realized. The Acquired IP intra-entity sales and the change in valuation allowance had the effect of reducing our effective tax rate for the fiscal year ended March 31, 2022 by 3.2 percentage points.

Our effective tax rates for future periods will continue to depend on a variety of factors, including changes in our business, such as acquisitions and intercompany transactions, our corporate structure, the geographic location of business functions or assets, the geographic mix of income, our agreements with tax authorities, applicable accounting rules, applicable tax laws and regulations, rulings and interpretations thereof, developments in tax audit and other matters, and variations in our annual pre-tax income or loss. We anticipate that the impact of excess tax benefits, tax deficiencies, and changes in valuation allowances may result in significant fluctuations to our effective tax rate in the future.

Comparison of Fiscal Year 2022 to Fiscal Year 2021

For the comparison of fiscal year 2022 to fiscal year 2021, refer to Part II, Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations" of our Annual Report on Form 10-K for our fiscal year ended March 31, 2022, filed with the SEC on May 25, 2022 under the subheading "*Comparison of Fiscal Year 2022 to Fiscal Year 2021.*"

LIQUIDITY AND CAPITAL RESOURCES

	As of March 31,		
(In millions)	2023	2022	Increase/(Decrease)
Cash and cash equivalents	$ 2,424	$ 2,732	$ (308)
Short-term investments	343	330	13
Total	$ 2,767	$ 3,062	$ (295)
Percentage of total assets	21 %	22 %	

	Year Ended March 31,		
(In millions)	2023	2022	Change
Net cash provided by operating activities	$ 1,550	$ 1,899	$ (349)
Net cash used in investing activities	(217)	(2,804)	2,587
Net cash used in financing activities	(1,600)	(1,620)	20
Effect of foreign exchange on cash and cash equivalents	(41)	(3)	(38)
Net increase (decrease) in cash and cash equivalents	$ (308)	$ (2,528)	$ 2,220

For the comparison of fiscal year 2022 to fiscal year 2021, refer to Part II, Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations" of our Annual Report on Form 10-K for our fiscal year ended March 31, 2022, filed with the SEC on May 25, 2022 under the subheading "Liquidity and Capital Resources."

Changes in Cash Flow

Operating Activities. Net cash provided by operating activities decreased by $349 million during fiscal year 2023, as compared to fiscal year 2022, primarily driven by lower cash receipts and higher personnel-related payments primarily from continued investment in our studios, partially offset by cash inflows from hedging activities and a decrease in prepayments for contracted services.

Investing Activities. Net cash used in investing activities decreased by $2,587 million during fiscal year 2023, as compared to fiscal year 2022, primarily driven by payments of $3,391 million in connection with acquisitions completed in prior year, and a $149 million decrease in the purchase of short-term investments, partially offset by a $934 million increase in proceeds from maturities and sales of short-term investments.

Financing Activities. Net cash used in financing activities decreased by $20 million during fiscal year 2023, as compared to fiscal year 2022, primarily due to a $29 million reduction in cash paid to taxing authorities in connection with withholding taxes for stock-based compensation, partially offset by a $17 million increase in cash dividend payments.

Short-term Investments

Due to our mix of fixed and variable rate securities, our short-term investment portfolio is susceptible to changes in short-term interest rates. As of March 31, 2023, our short-term investments had gross unrealized losses of $1 million or less than 1 percent of total short-term investments. From time to time, we may liquidate some or all of our short-term investments to fund operational needs or other activities, such as capital expenditures, business acquisitions or stock repurchase programs.

Senior Notes

In February 2021, we issued $750 million aggregate principal amount of the 2031 Notes and $750 million aggregate principal amount of the 2051 Notes. The effective interest rate is 1.98% for the 2031 Notes and 3.04% for the 2051 Notes. Interest is payable semiannually in arrears, on February 15 and August 15 of each year.

In February 2016, we issued $400 million aggregate principal amount of the 2026 Notes. The effective interest rate is 4.97% for the 2026 Notes. Interest is payable semiannually in arrears, on March 1 and September 1 of each year.

See *Note 12 — Financing Arrangements* to the Consolidated Financial Statements in this Form 10-K as it relates to our Senior Notes, which is incorporated by reference into this Item 7.

Credit Facility

On March 22, 2023, we entered into a $500 million unsecured revolving credit facility (the "Credit Facility") with a syndicate of banks. The Credit Facility terminates on March 22, 2028 unless the maturity is extended in accordance with its terms. As of March 31, 2023, no amounts were outstanding. The Credit Facility contains an option to arrange with existing lenders and/or new lenders to provide up to an aggregate of $500 million in additional commitments for revolving loans. Proceeds of loans made under the Credit Facility may be used for general corporate purposes. See *Note 12 — Financing Arrangements* to the Consolidated Financial Statements in this Form 10-K as it relates to our Credit Facility, which is incorporated by reference into this Item 7.

Financial Condition

Our material cash requirements, including commitments for capital expenditure, as of March 31, 2023 are set forth in our *Note 14 — Commitments and Contingencies* to the Consolidated Financial Statements in this Form 10-K, which is incorporated by reference into this Item 7. We expect capital expenditures to be approximately $275 million in fiscal year 2024 primarily due to facility buildouts. We believe that our cash, cash equivalents, short-term investments, cash generated from operations and available financing facilities will be sufficient to meet these material cash requirements, which include licensing intellectual property from professional sports organizations and players associations used in our EA SPORTS titles (e.g., the 300+ licenses within our global football ecosystem, NFL Properties LLC, NFL Players Association and NFL Players Inc.) and third-party content and celebrities (e.g., Disney Interactive), debt repayment obligations of $1.9 billion, and to fund our operating requirements for the next 12 months and beyond. Our operating requirements include working capital requirements, capital expenditures, the remaining portion of our $2.6 billion share repurchase program, quarterly cash dividend, which is currently $0.19 per share, subject to declaration by our Board of Directors or a designated Committee of the Board of Directors, and potentially, future acquisitions or strategic investments. We may choose at any time to raise additional capital to repay debt, strengthen our financial position, facilitate expansion, repurchase our stock, pursue strategic acquisitions and investments, and/or to take advantage of business opportunities as they arise. There can be no assurance, however, that such additional capital will be available to us on favorable terms, if at all, or that it will not result in substantial dilution to our existing stockholders.

During fiscal year 2023, we returned $1,505 million to stockholders through our capital return programs, repurchasing 10.4 million shares for approximately $1,295 million and returning $210 million through our quarterly cash dividend program which was initiated in November 2020.

Our foreign subsidiaries are generally subject to U.S. tax, and to the extent earnings from these subsidiaries can be repatriated without a material tax cost, such earnings will not be indefinitely reinvested. As of March 31, 2023, approximately $925 million of our cash and cash equivalents were domiciled in foreign tax jurisdictions. All of our foreign cash is available for repatriation without a material tax cost.

We have a "shelf" registration statement on Form S-3 on file with the SEC. This shelf registration statement, which includes a base prospectus, allows us at any time to offer any combination of securities described in the prospectus in one or more offerings. Unless otherwise specified in a prospectus supplement accompanying the base prospectus, we would use the net proceeds from the sale of any securities offered pursuant to the shelf registration statement for general corporate purposes, which may include funding for working capital, financing capital expenditures, research and development, marketing and distribution efforts, and if opportunities arise, for acquisitions or strategic alliances. Pending such uses, we may invest the net proceeds in interest-bearing securities. In addition, we may conduct concurrent or other financings at any time.

Our ability to maintain sufficient liquidity could be affected by various risks and uncertainties including, but not limited to, customer demand and acceptance of our products, our ability to collect our accounts receivable as they become due, successfully achieving our product release schedules and attaining our forecasted sales objectives, economic conditions in the United States and abroad, the impact of acquisitions and other strategic transactions in which we may engage, the impact of competition, the seasonal and cyclical nature of our business and operating results, and the other risks described in the "Risk Factors" section, included in Part I, Item 1A of this report.

As of March 31, 2023, we did not have any off-balance sheet arrangements.

Item 7A: *Quantitative and Qualitative Disclosures About Market Risk*

MARKET RISK

We are exposed to various market risks, including changes in foreign currency exchange rates, interest rates and market prices, which have experienced significant volatility. Market risk is the potential loss arising from changes in market rates and market prices. We employ established policies and practices to manage these risks. Foreign currency forward contracts are used to hedge anticipated exposures or mitigate some existing exposures subject to foreign exchange risk as discussed below. While we do not hedge our short-term investment portfolio, we protect our short-term investment portfolio against different market risks, including interest rate risk as discussed below. Our cash and cash equivalents portfolio consists of highly liquid investments with insignificant interest rate risk and original or remaining maturities of three months or less at the time of purchase. We do not enter into derivatives or other financial instruments for speculative trading purposes and do not hedge our market price risk relating to marketable equity securities, if any.

Foreign Currency Exchange Risk

Foreign Currency Exchange Rates. International sales are a fundamental part of our business, and the strengthening of the U.S. dollar (particularly relative to the Euro, British pound sterling, Australian dollar, Japanese yen, Chinese yuan, South Korean won and Polish zloty) has a negative impact on our reported international net revenue, but a positive impact on our reported international operating expenses (particularly the Swedish krona and the Canadian dollar) because these amounts are translated at lower rates as compared to periods in which the U.S. dollar is weaker. While we use foreign currency hedging contracts to mitigate some foreign currency exchange risk, these activities are limited in the protection that they provide us and can themselves result in losses.

Cash Flow Hedging Activities. We hedge a portion of our foreign currency risk related to forecasted foreign currency-denominated sales and expense transactions by purchasing foreign currency forward contracts that generally have maturities of 18 months or less. These transactions are designated and qualify as cash flow hedges. Our hedging programs are designed to reduce, but do not entirely eliminate, the impact of currency exchange rate movements in net revenue and research and development expenses.

Balance Sheet Hedging Activities. We use foreign currency forward contracts to mitigate foreign currency exchange risk associated with foreign currency-denominated monetary assets and liabilities, primarily intercompany receivables and payables. These foreign currency forward contracts generally have a contractual term of three months or less and are transacted near month-end.

We believe the counterparties to our foreign currency forward contracts are creditworthy multinational commercial banks. While we believe the risk of counterparty nonperformance is not material, a sustained decline in the financial stability of financial institutions as a result of disruption in the financial markets could affect our ability to secure creditworthy counterparties for our foreign currency hedging programs.

Notwithstanding our efforts to mitigate some foreign currency exchange risks, there can be no assurance that our hedging activities will adequately protect us against the risks associated with foreign currency fluctuations. As of March 31, 2023, a hypothetical adverse foreign currency exchange rate movement of 10 percent or 20 percent would have resulted in potential declines in the fair value on our foreign currency forward contracts used in cash flow hedging of $262 million or $523 million, respectively. As of March 31, 2023, a hypothetical adverse foreign currency exchange rate movement of 10 percent or 20 percent would have resulted in potential losses in the Consolidated Statements of Operations on our foreign currency forward contracts used in balance sheet hedging of $100 million or $199 million, respectively. This sensitivity analysis assumes an adverse shift of all foreign currency exchange rates; however, all foreign currency exchange rates do not always move in the same manner and actual results may differ materially. See *Note 5 — Derivative Financial Instruments* to the Consolidated Financial Statements in this Form 10-K as it relates to our derivative financial instruments, which is incorporated by reference into this Item 7A.

Interest Rate Risk

Our exposure to market risk for changes in interest rates relates primarily to our short-term investment portfolio. We manage our interest rate risk by maintaining an investment portfolio generally consisting of debt instruments of high credit quality and relatively short maturities. However, because short-term investments mature relatively quickly and, if reinvested, are invested at the then-current market rates, interest income on a portfolio consisting of short-term investments is subject to market fluctuations to a greater extent than a portfolio of longer term investments. Additionally, the contractual terms of the investments do not permit the issuer to call, prepay or otherwise settle the investments at prices less than the stated par value. Our investments are held for purposes other than trading. We do not use derivative financial instruments in our short-term investment portfolio.

As of March 31, 2023, our short-term investments were classified as available-for-sale securities and, consequently, were recorded at fair value with changes in fair value, including unrealized gains and unrealized losses not related to credit losses, reported as a separate component of accumulated other comprehensive income (loss), net of tax, in stockholders' equity.

Notwithstanding our efforts to manage interest rate risks, there can be no assurance that we will be adequately protected against risks associated with interest rate fluctuations. Changes in interest rates affect the fair value of our short-term investment portfolio. To provide a meaningful assessment of the interest rate risk associated with our short-term investment portfolio, we performed a sensitivity analysis to determine the impact a change in interest rates would have on the value of the portfolio assuming a 150 basis point parallel shift in the yield curve. As of March 31, 2023, a hypothetical 150 basis point increase in interest rates would have resulted in a $3 million, or 1% decrease in the fair market value of our short-term investments.

Item 8: *Financial Statements and Supplementary Data*

Index to Consolidated Financial Statements

ELECTRONIC ARTS INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In millions, except par value data)		March 31, 2023		March 31, 2022
ASSETS				
Current assets:				
Cash and cash equivalents	$	2,424	$	2,732
Short-term investments		343		330
Receivables, net		684		650
Other current assets		518		439
Total current assets		3,969		4,151
Property and equipment, net		549		550
Goodwill		5,380		5,387
Acquisition-related intangibles, net		618		962
Deferred income taxes, net		2,462		2,243
Other assets		481		507
TOTAL ASSETS	$	13,459	$	13,800
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current liabilities:				
Accounts payable	$	99	$	101
Accrued and other current liabilities		1,285		1,388
Deferred net revenue (online-enabled games)		1,901		2,024
Total current liabilities		3,285		3,513
Senior notes, net		1,880		1,878
Income tax obligations		607		386
Deferred income taxes, net		1		1
Other liabilities		393		397
Total liabilities		6,166		6,175
Commitments and contingencies (See Note 14)				
Stockholders' equity:				
Preferred stock, $0.01 par value. 10 shares authorized		—		—
Common stock, $0.01 par value. 1,000 shares authorized; 273 and 280 shares issued and outstanding, respectively		3		3
Additional paid-in capital		—		—
Retained earnings		7,357		7,607
Accumulated other comprehensive income (loss)		(67)		15
Total stockholders' equity		7,293		7,625
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	13,459	$	13,800

See accompanying Notes to Consolidated Financial Statements.

ELECTRONIC ARTS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(In millions, except per share data)		Year Ended March 31,				
		2023		**2022**		**2021**
Net revenue	$	7,426	$	6,991	$	5,629
Cost of revenue		1,792		1,859		1,494
Gross profit		5,634		5,132		4,135
Operating expenses:						
Research and development		2,328		2,186		1,778
Marketing and sales		978		961		689
General and administrative		727		673		592
Amortization and impairment of intangibles		158		183		30
Restructuring (See Note 8)		111		—		—
Total operating expenses		4,302		4,003		3,089
Operating income		1,332		1,129		1,046
Interest and other income (expense), net		(6)		(48)		(29)
Income before provision for income taxes		1,326		1,081		1,017
Provision for income taxes		524		292		180
Net income	$	802	$	789	$	837
Earnings per share:						
Basic	$	2.90	$	2.78	$	2.90
Diluted	$	2.88	$	2.76	$	2.87
Number of shares used in computation:						
Basic		277		284		289
Diluted		278		286		292

See accompanying Notes to Consolidated Financial Statements.

ELECTRONIC ARTS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In millions)		Year Ended March 31,				
		2023		2022		2021
Net income	$	802	$	789	$	837
Other comprehensive income (loss), net of tax:						
Net gains (losses) on available-for-sale securities		2		(3)		4
Net gains (losses) on derivative instruments		(34)		76		(68)
Foreign currency translation adjustments		(50)		(8)		64
Total other comprehensive income (loss), net of tax		(82)		65		—
Total comprehensive income	$	720	$	854	$	837

See accompanying Notes to Consolidated Financial Statements.

ELECTRONIC ARTS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(In millions, except share data in thousands)

	Common Stock		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
	Shares	Amount				
Balances as of March 31, 2020	288,413	$ 3	$ —	$ 7,508	$ (50)	$ 7,461
Total comprehensive income (loss)	—	—	—	837	—	837
Stock-based compensation	—	—	435	—	—	435
Issuance of common stock	3,685	—	(66)	—	—	(66)
Repurchase and retirement of common stock	(5,633)	—	(369)	(360)	—	(729)
Cash dividends declared ($0.34 per common share)	—	—	—	(98)	—	(98)
Balances as of March 31, 2021	286,465	$ 3	$ —	$ 7,887	$ (50)	$ 7,840
Total comprehensive income (loss)	—	—	—	789	65	854
Stock-based compensation	—	—	528	—	—	528
Awards assumed upon acquisition	—	—	23	—	—	23
Issuance of common stock	3,108	—	(127)	—	—	(127)
Repurchase and retirement of common stock	(9,522)	—	(424)	(876)	—	(1,300)
Cash dividends declared ($0.68 per common share)	—	—	—	(193)	—	(193)
Balances as of March 31, 2022	280,051	$ 3	$ —	$ 7,607	$ 15	$ 7,625
Total comprehensive income (loss)	—	—	—	802	(82)	720
Stock-based compensation	—	—	548	—	—	548
Issuance of common stock	3,311	—	(95)	—	—	(95)
Repurchase and retirement of common stock	(10,448)	—	(453)	(842)	—	(1,295)
Cash dividends declared ($0.76 per common share)	—	—	—	(210)	—	(210)
Balances as of March 31, 2023	272,914	$ 3	$ —	$ 7,357	$ (67)	$ 7,293

See accompanying Notes to Consolidated Financial Statements.

ELECTRONIC ARTS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions)	Year Ended March 31,					
	2023		**2022**		**2021**	
OPERATING ACTIVITIES						
Net income	$	802	$	789	$	837
Adjustments to reconcile net income to net cash provided by operating activities:						
Depreciation, amortization, accretion and impairment		536		486		181
Stock-based compensation		548		528		435
Change in assets and liabilities:						
Receivables, net		(34)		(77)		(41)
Other assets		(103)		(157)		(70)
Accounts payable		10		(7)		18
Accrued and other liabilities		134		169		136
Deferred income taxes, net		(221)		(329)		(143)
Deferred net revenue (online-enabled games)		(122)		497		581
Net cash provided by operating activities		1,550		1,899		1,934
INVESTING ACTIVITIES						
Capital expenditures		(207)		(188)		(124)
Proceeds from maturities and sales of short-term investments		395		1,329		3,686
Purchase of short-term investments		(405)		(554)		(2,828)
Acquisitions, net of cash acquired		—		(3,391)		(1,239)
Net cash used in investing activities		(217)		(2,804)		(505)
FINANCING ACTIVITIES						
Proceeds from issuance of senior notes, net of issuance costs		—		—		1,478
Payment of senior notes		—		—		(600)
Proceeds from issuance of common stock		80		77		86
Cash dividends paid		(210)		(193)		(98)
Cash paid to taxing authorities for shares withheld from employees		(175)		(204)		(152)
Repurchase and retirement of common stock		(1,295)		(1,300)		(729)
Net cash used in financing activities		(1,600)		(1,620)		(15)
Effect of foreign exchange on cash and cash equivalents		(41)		(3)		78
Increase (decrease) in cash and cash equivalents		(308)		(2,528)		1,492
Beginning cash and cash equivalents		2,732		5,260		3,768
Ending cash and cash equivalents	$	2,424	$	2,732	$	5,260
Supplemental cash flow information:						
Cash paid during the year for income taxes, net	$	583	$	629	$	340
Cash paid during the year for interest		56		56	$	40
Non-cash investing activities:						
Change in accrued capital expenditures	$	(3)	$	19	$	17

See accompanying Notes to Consolidated Financial Statements.

ELECTRONIC ARTS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

Electronic Arts is a global leader in digital interactive entertainment. We develop, market, publish and deliver games, content and services that can be experienced on game consoles, PCs, mobile phones and tablets. At our core is a portfolio of intellectual property from which we create innovative games and experiences that deliver high-quality entertainment and drive engagement across our network of hundreds of millions of unique active accounts. Our portfolio includes brands that we either wholly own (such as *Apex Legends*, Battlefield, and The Sims) or license from others (such as Madden NFL, Star Wars, and the 300+ licenses within our global football ecosystem). Through our live services offerings, we offer our players high-quality experiences designed to provide value to players, and extend and enhance gameplay. These live services include extra content, subscription offerings and other revenue generated in addition to the sale of our base games. We are focusing on building games and experiences that grow the global online communities around our key franchises; reaching more players through connecting interactive storytelling to key intellectual property; and building re-occurring revenue from our annualized sports franchises, our console, PC and mobile catalog titles, and our live services.

Consolidation

The accompanying Consolidated Financial Statements include the accounts of Electronic Arts Inc. and its wholly-owned subsidiaries. Intercompany balances and transactions have been eliminated in consolidation.

Fiscal Year

Our fiscal year is reported on a 52- or 53-week period that ends on the Saturday nearest March 31. Our results of operations for the fiscal year ended March 31, 2023 contained 52 weeks and ended on April 1, 2023. Our results of operations for the fiscal years ended March 31, 2022 and 2021 contained 52 and 53 weeks and ended on April 2, 2022 and April 3, 2021, respectively. For simplicity of disclosure, all fiscal periods are referred to as ending on a calendar month end.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States ("U.S. GAAP") requires us to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and the accompanying notes. Such estimates include offering periods for deferred net revenue, sales returns and allowances, provisions for doubtful accounts, accrued liabilities, relative stand-alone selling price for identified performance obligations in our revenue transactions, losses on royalty commitments, estimates regarding the recoverability of prepaid royalties, inventories, long-lived assets, discount rates used in the measurement and recognition of lease liabilities, assets acquired and liabilities assumed in business combinations, certain estimates related to the measurement and recognition of costs resulting from our stock-based payment awards, unrecognized tax benefits, deferred income tax assets and associated valuation allowances, as well as estimates used in our goodwill, intangibles and short-term investment impairment tests. These estimates require us to make judgments, involve analysis of historical and future trends, can require extended periods of time to resolve, and are subject to change from period to period. In all cases, actual results could differ materially from our estimates.

Recently Adopted Accounting Standards

In October 2021, the FASB issued ASU 2021-08, *Business Combinations: Accounting for Contract Assets and Contract Liabilities from Contracts with Customers* (Topic 805). The amendments in this update require that an acquirer recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with Topic 606. For business combinations prior to fiscal year 2023, we recorded deferred net revenue related to contracts from acquired entities at fair value on the date of acquisition. As a result, we did not recognize certain revenues related to these contracts that the acquired entities would have otherwise recorded as an independent entity. We adopted ASU 2021-08 in the fourth quarter of fiscal year 2023, and the amendments apply retrospectively to all business combinations with an acquisition date in the fiscal year of adoption. The adoption did not have an impact on our Consolidated Financial Statements and related disclosures, since we did not have any acquisitions in fiscal year 2023.

In November 2021, the FASB issued ASU 2021-10, *Disclosures by Business Entities about Government Assistance* (Topic 832). The amendments in this update establish Topic 832 and require additional disclosures regarding government grants and money contributions when entities accounted for transactions with a government by analogizing to a grant or contribution accounting model. We adopted ASU 2021-10 in the first quarter of fiscal year 2023 and elected to apply the amendments prospectively to all transactions within the scope of the amendment that are reflected in the financial statements at the date of adoption. The adoption did not have a material impact on our Consolidated Financial Statements and related disclosures.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash, Cash Equivalents, and Short-Term Investments

Cash equivalents consist of highly liquid investments with insignificant interest rate risk and original or remaining maturities of three months or less at the time of purchase.

Short-term investments consist of debt securities with original or remaining maturities of greater than three months at the time of purchase and less than a year, and are accounted for as available-for-sale securities and are recorded at fair value. Cash, cash equivalents and short-term investments are available for use in current operations or other activities such as capital expenditures, business combinations and share repurchases.

Unrealized gains and losses on our short-term investments are recorded as a component of accumulated other comprehensive income (loss) in stockholders' equity, net of tax, until either (1) the security is sold, (2) the security has matured, (3) we determine that the fair value of the security has declined below its adjusted cost basis and the decline is due to an expected credit loss, or (4) we intend to, or more likely than not would be required to, sell a security in an unrealized loss position before the recovery of its amortized cost basis. Realized gains and losses on our short-term investments are calculated based on the specific identification method and are reclassified from accumulated other comprehensive income (loss) to interest and other income (expense), net. Determining whether a decline in fair value is due to an expected credit loss requires management judgment based on the specific facts and circumstances of each security. The ultimate value realized on these securities is subject to market price volatility until they are sold.

Our short-term investments are evaluated for allowances and impairment quarterly. For investments in an unrealized loss position, we consider various factors in determining whether we should recognize an allowance for expected credit losses or an impairment charge, including the credit quality of the issuer, changes to the rating of the security by rating agencies, the extent to which fair value is less than amortized cost, reason for the decline in value and potential recovery period, the financial condition and near-term prospects of the investees, our intent to sell and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in market value, and any contractual terms impacting the prepayment or settlement process, among other factors. We recognize an allowance for credit losses, up to the amount of unrealized loss when appropriate, and write down the amortized cost basis of the investment if we intend to, or it is more likely than not we will be required to, sell the investment before the recovery of its amortized cost basis. Allowances for credit losses and write-downs are recognized in our Consolidated Statements of Operations, and unrealized losses not related to credit losses are recognized in other comprehensive income (loss). Based on our evaluation, we did not recognize an allowance for credit losses, nor did we recognize any impairments, as of March 31, 2023 and 2022.

Property and Equipment, Net

Property and equipment, net, are stated at cost. Depreciation is calculated using the straight-line method over the following useful lives:

Buildings	20 to 25 years
Computer equipment and software	2 to 6 years
Equipment, furniture and fixtures, and other	3 to 5 years
Leasehold improvements	Lesser of the lease term or the estimated useful lives of the improvements, generally 1 to 15 years

We capitalize costs associated with internal-use software development once a project has reached the application development stage. Such capitalized costs include external direct costs utilized in developing or obtaining the software, and payroll and payroll-related expenses for employees who are directly associated with the development of the software. Capitalization of such costs begins when the preliminary project stage is complete and ceases at the point in which the project is substantially complete and is ready for its intended purpose. Once internal-use software is ready for its intended use, the assets are depreciated on a straight-line basis over each asset's estimated useful life, which is generally three years. We also capitalize costs associated with the purchase of possessable internal-use software licenses. The net book value of capitalized costs associated with internal-use software was $90 million and $86 million as of March 31, 2023 and 2022, respectively.

Acquisition-Related Intangibles and Other Long-Lived Assets

We recognize acquisition-related intangible assets, such as acquired developed and core technology, in connection with business combinations. We amortize the cost of acquisition-related intangible assets that have finite useful lives generally on a straight-line basis over the lesser of their estimated useful lives or the agreement terms, currently from two to seven years. We evaluate acquisition-related intangibles and other long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset group. This includes assumptions about future prospects for the business that the asset relates to and typically involves computations of the estimated future cash flows to be generated by these businesses. Based on these judgments and assumptions, we determine whether we need to take an impairment charge to reduce the value of the asset stated on our Consolidated Balance Sheets to reflect its estimated fair value. When we consider such assets to be impaired, the amount of impairment we recognize is measured by the amount by which the carrying amount of the asset exceeds its fair value.

Goodwill Impairment

In assessing impairment on our goodwill, we first analyze qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform a goodwill impairment test. The qualitative factors we assess include long-term prospects of our performance, share price trends and market capitalization, and Company specific events. If we conclude it is more likely than not that the fair value of a reporting unit exceeds its carrying amount, we do not need to perform an impairment test. If based on that assessment, we believe it is more likely than not that the fair value of the reporting unit is less than its carrying value we will measure goodwill for impairment by applying fair value-based tests at the reporting unit level. Reporting units are determined by the components of operating segments that constitute a business for which (1) discrete financial information is available, (2) segment management regularly reviews the operating results of that component, and (3) whether the component has dissimilar economic characteristics to other components. As of March 31, 2023, we have only one reportable segment, which represents our only operating segment.

Revenue Recognition

We derive revenue principally from sales of our games, and related extra content and services that can be experienced on game consoles, PCs, mobile phones and tablets. Our product and service offerings include, but are not limited to, the following:

- full games with both online and offline functionality ("Games with Services"), which generally includes (1) the initial game delivered digitally or via physical disc at the time of sale and typically provide access to offline core game content ("software license"); (2) updates on a when-and-if-available basis, such as software patches or updates, and/or additional free content to be delivered in the future ("future update rights"); and (3) a hosted connection for online playability ("online hosting");

- full games with online-only functionality which require an Internet connection to access all gameplay and functionality ("Online-Hosted Service Games");

- extra content related to Games with Services and Online-Hosted Service Games which provides access to additional in-game content;

- subscriptions, such as EA Play and EA Play Pro, that generally offer access to a selection of full games, in-game content, online services and other benefits typically for a recurring monthly or annual fee; and

- licensing to third parties to distribute and host our games and content.

We evaluate and recognize revenue by:

- identifying the contract(s) with the customer;

- identifying the performance obligations in the contract;

- determining the transaction price;

- allocating the transaction price to performance obligations in the contract; and

- recognizing revenue as each performance obligation is satisfied through the transfer of a promised good or service to a customer (i.e., "transfer of control").

Certain of our full game and/or extra content are sold to resellers with a contingency that the full game and/or extra content cannot be resold prior to a specific date ("Street Date Contingency"). We recognize revenue for transactions that have a Street Date Contingency when the Street Date Contingency is removed and the full game and/or extra content can be resold by the reseller. For digital full game and/or extra content downloads sold to customers, we recognize revenue when the full game and/or extra content is made available for download to the customer.

Online-Enabled Games

Games with Services. Our sales of Games with Services are evaluated to determine whether the software license, future update rights and the online hosting are distinct and separable. Sales of Games with Services are generally determined to have three distinct performance obligations: software license, future update rights, and the online hosting.

Since we do not sell the performance obligations on a stand-alone basis, we consider market conditions and other observable inputs to estimate the stand-alone selling price for each performance obligation. For Games with Services, generally 75 percent of the sales price is allocated to the software license performance obligation and recognized at a point in time when control of the license has been transferred to the customer. The remaining 25 percent is allocated to the future update rights and the online hosting performance obligations and recognized ratably as the service is provided (over the Estimated Offering Period).

Online-Hosted Service Games. Sales of our Online-Hosted Service Games are determined to have one distinct performance obligation: the online hosting. We recognize revenue from these arrangements as the service is provided.

Extra Content. Revenue received from sales of downloadable content are derived primarily from the sale of virtual currencies and digital in-game content that are designed to extend and enhance players' game experience. Sales of extra content are accounted for in a manner consistent with the treatment for our Games with Services and Online-Hosted Service Games as discussed above, depending upon whether or not the extra content has offline functionality. That is, if the extra content has offline functionality, then the extra content is accounted for similarly to Games with Services (generally determined to have three distinct performance obligations: software license, future update rights, and the online hosting). If the extra content does not have offline functionality, then the extra content is determined to have one distinct performance obligation: the online-hosted service.

Subscriptions

Sales of our subscriptions are deemed to be one performance obligation and we recognize revenue from these arrangements ratably over the subscription term as the performance obligation is satisfied.

Licensing Revenue

We utilize third-party licensees to distribute and host our games and content in accordance with license agreements, for which the licensees typically pay us a fixed minimum guarantee and/or sales-based royalties. These arrangements typically include multiple performance obligations, such as a time-based license of software and future update rights. We recognize as revenue a portion of the minimum guarantee when we transfer control of the license of software (generally upon commercial launch) and the remaining portion ratably over the contractual term in which we provide the licensee with future update rights. Any sales-based royalties are generally recognized as the related sales occur by the licensee.

Significant Judgments around Revenue Arrangements

Identifying performance obligations. Performance obligations promised in a contract are identified based on the goods and services that will be transferred to the customer that are both capable of being distinct, (i.e., the customer can benefit from the goods or services either on its own or together with other resources that are readily available), and are distinct in the context of the contract (i.e., it is separately identifiable from other goods or services in the contract). To the extent a contract includes multiple promises, we must apply judgment to determine whether those promises are separate and distinct performance obligations. If these criteria are not met, the promises are accounted for as a combined performance obligation.

Determining the transaction price. The transaction price is determined based on the consideration that we will be entitled to receive in exchange for transferring our goods and services to the customer. Determining the transaction price often requires judgment, based on an assessment of contractual terms and business practices. It further includes review of variable consideration such as discounts, sales returns, price protection, and rebates, which is estimated at the time of the transaction. In addition, the transaction price does not include an estimate of the variable consideration related to sales-based royalties. Sales-based royalties are recognized as the sales occur.

Allocating the transaction price. Allocating the transaction price requires that we determine an estimate of the relative stand-alone selling price for each distinct performance obligation. Determining the relative stand-alone selling price is inherently subjective, especially in situations where we do not sell the performance obligation on a stand-alone basis (which occurs in the majority of our transactions). In those situations, we determine the relative stand-alone selling price based on various observable inputs using all information that is reasonably available. Examples of observable inputs and information include: historical internal pricing data, cost plus margin analysis, pre-release versus post-release costs, and pricing data from competitors to the extent the data is available. The results of our analysis resulted in a specific percentage of the transaction price being allocated to each performance obligation.

Determining the Estimated Offering Period. The offering period is the period in which we offer to provide the future update rights and/or online hosting for the game and related extra content sold. Because the offering period is not an explicitly defined period, we must make an estimate of the offering period for the service-related performance obligations (i.e., future update rights and online hosting). Determining the Estimated Offering Period is inherently subjective and is subject to regular revision. Generally, we consider the average period of time customers are online when estimating the offering period. We also consider the estimated period of time between the date a game unit is sold to a reseller and the date the reseller sells the game unit to the customer (i.e., time in channel). Based on these two factors, we then consider the method of distribution. For example, games and extra content sold at retail would have a composite offering period equal to the online gameplay period plus time in channel as opposed to digitally-distributed games and extra content which are delivered immediately via digital download and therefore, the offering period is estimated to be only the online gameplay period.

Additionally, we consider results from prior analyses, known and expected online gameplay trends, as well as disclosed service periods for competitors' games in determining the Estimated Offering Period for future sales. We believe this provides a reasonable depiction of the transfer of future update rights and online hosting to our customers, as it is the best representation of the time period during which our games and extra content are experienced. We recognize revenue for future update rights and online hosting performance obligations ratably on a straight-line basis over this period as there is a consistent pattern of delivery for these performance obligations. Revenue for service-related performance obligations for games and extra content sold through retail is recognized over an estimated ten-month period beginning in the month of sale, revenue for service-related performance obligations for digitally-distributed games and extra content is recognized over an estimated eight-month period beginning in the month of sale.

During the three months ended September 30, 2021, we completed our annual evaluation of the Estimated Offering Period and noted consumers are playing certain of our Online Hosted Service Games, such as PC and console free-to-play games, for longer periods of time than in previous years. This extended consumer gameplay is due to players engaging with services we provide that are designed to enhance and extend gameplay, and as such, concluded that the Estimated Offering Period for such games should be lengthened. As a result, for all new sales after July 1, 2021, the revenue that we recognize for service-related performance obligations related to our PC and console free-to-play games is recognized generally over a twelve-month period. During the fiscal year ended March 31, 2023, this increase to our Estimated Offering Period resulted in increases in net revenue of $103 million, net income of $79 million, and diluted earnings per share of $0.28. During the fiscal year ended March 31, 2022, this increase to our Estimated Offering Period resulted in decreases in net revenue of $131 million, net income of $100 million, and diluted earnings per share of $0.35.

Deferred Net Revenue

Because the majority of our sales transactions include future update rights and online hosting performance obligations, which are subject to deferral and recognized over the Estimated Offering Period, our deferred net revenue balance is material. This balance increases from period to period by revenue being deferred for current sales with these service obligations and is reduced by the recognition of revenue from prior sales that were previously deferred. Generally, revenue is recognized as the services are provided.

Principal Agent Considerations

We evaluate sales to end customers of our full games and related content via third-party storefronts, including digital storefronts such as Microsoft's Xbox Store, Sony's PlayStation Store, Apple App Store, and Google Play Store, in order to determine whether or not we are acting as the principal in the sale to the end customer, which we consider in determining if revenue should be reported gross or net of fees retained by the third-party storefront. An entity is the principal if it controls a good or service before it is transferred to the end customer. Key indicators that we evaluate in determining gross versus net treatment include but are not limited to the following:

- the underlying contract terms and conditions between the various parties to the transaction;

- which party is primarily responsible for fulfilling the promise to provide the specified good or service to the end customer;

- which party has discretion in establishing the price for the specified good or service; and

- which party has inventory risk before the specified good or service has been transferred to the end customer.

Based on an evaluation of the above indicators, except as discussed below, we have determined that generally the third party is considered the principal to end customers for the sale of our full games and related content. We therefore report revenue related to these arrangements net of the fees retained by the storefront. However, for sales arrangements via Apple App Store and Google Play Store, EA is considered the principal to the end customer and thus, we report revenue on a gross basis and mobile platform fees are reported within cost of revenue.

Payment Terms

Substantially all of our transactions have payment terms, whether customary or on an extended basis, of less than one year; therefore, we generally do not adjust the transaction price for the effects of any potential financing components that may exist.

Sales and Value-Added Taxes

Revenue is recorded net of taxes assessed by governmental authorities that are imposed at the time of the specific revenue-producing transaction between us and our customer, such as sales and value-added taxes.

Sales Returns and Price Protection Reserves

Sales returns and price protection are considered variable consideration under ASC 606. We reduce revenue for estimated future returns and price protection which may occur with our distributors and retailers ("channel partners"). Price protection represents our practice to provide our channel partners with a credit allowance to lower their wholesale price on a particular game unit that they have not resold to customers. The amount of the price protection for permanent markdowns is the difference between the old wholesale price and the new reduced wholesale price. Credits are also given for short-term promotions that temporarily reduce the wholesale price. In certain countries we also have a practice for allowing channel partners to return older products in the channel in exchange for a credit allowance.

When evaluating the adequacy of sales returns and price protection reserves, we analyze the following: historical credit allowances, current sell-through of our channel partners' inventory of our products, current trends in retail and the video game industry, changes in customer demand, acceptance of our products, and other related factors. In addition, we monitor the volume of sales to our channel partners and their inventories, as substantial overstocking in the distribution channel could result in high returns or higher price protection in subsequent periods.

Taxes Collected from Customers and Remitted to Governmental Authorities

Taxes assessed by a government authority that are both imposed on and concurrent with specific revenue transactions between us and our customers are presented on a net basis in our Consolidated Statements of Operations.

Concentration of Credit Risk and Significant Customers

We extend credit to various customers. Collection of trade receivables may be affected by changes in economic or other industry conditions and may, accordingly, impact our overall credit risk. Although we generally do not require collateral, we perform ongoing credit evaluations of our customers and maintain reserves for potential credit losses. Invoices are aged based on contractual terms with our customers. The provision for doubtful accounts is recorded as a charge to general and administrative expense when a potential loss is identified. Losses are written off against the allowance when the receivable is determined to be uncollectible. At March 31, 2023, we had two customers who accounted for approximately 32 percent and 30 percent of our consolidated gross receivables, respectively. At March 31, 2022, we had two customers who accounted for approximately 32 percent and 29 percent of our consolidated gross receivables, respectively.

A majority of our sales are made via digital resellers, channel and platform partners. During the fiscal years 2023, 2022, and 2021, approximately 81 percent, 77 percent, and 78 percent, respectively, of our net revenue was derived from our top ten customers and/or platform partners.

Currently, a majority of our revenue is derived through sales of products and services playable on hardware consoles from Sony and Microsoft. For the fiscal years ended March 31, 2023, 2022, and 2021, our net revenue for products and services on Sony's PlayStation 3, 4 and 5, and Microsoft's Xbox 360, One and Series X consoles (combined across all six platforms) was approximately 58 percent, 60 percent, and 64 percent, respectively. These platform partners have significant influence over the products and services that we offer on their platforms.

Short-term investments are placed with high quality financial institutions or in short-duration, investment-grade securities. We limit the amount of credit exposure in any one financial institution or type of investment instrument.

Royalties and Licenses

Royalty-based obligations with content licensors and distribution affiliates are either paid in advance and capitalized as prepaid royalties or are accrued as incurred and subsequently paid. These royalty-based obligations are generally expensed to cost of revenue at the greater of the contractual rate or an effective royalty rate based on the total projected net revenue for contracts with guaranteed minimums. Prepayments made to thinly capitalized independent software developers and co-publishing affiliates are generally made in connection with the development of a particular product, and therefore, we are subject to development risk prior to the release of the product. Accordingly, payments that are due prior to completion of a product are generally expensed to research and development over the development period as the services are incurred. Payments due after completion of the product (primarily royalty-based in nature) are generally expensed as cost of revenue.

Our contracts with some licensors include minimum guaranteed royalty payments, which are initially recorded as an asset and as a liability at the contractual amount when no performance remains with the licensor. When performance remains with the licensor, we record guarantee payments as an asset when actually paid and as a liability when incurred, rather than recording the asset and liability upon execution of the contract.

Each quarter, we also evaluate the expected future realization of our royalty-based assets, as well as any unrecognized minimum commitments not yet paid to determine amounts we deem unlikely to be realized through future revenue. Any impairments or losses determined before the launch of a product are generally charged to research and development expense. Impairments or losses determined post-launch are charged to cost of revenue. We evaluate long-lived royalty-based assets for impairment using undiscounted cash flows when impairment indicators exist. If an impairment exists, then the related assets are written down to fair value. Unrecognized minimum royalty-based commitments are accounted for as executory contracts, and therefore, any losses on these commitments are recognized when the underlying intellectual property is abandoned (i.e., cease use) or the contractual rights to use the intellectual property are terminated.

Advertising Costs

We generally expense advertising costs as incurred, except for production costs associated with media campaigns, which are recognized as prepaid assets (to the extent paid in advance) and expensed at the first run of the advertisement. Cooperative advertising costs are recognized when incurred and are classified as marketing and sales expense if there is a separate identifiable benefit for which we can reasonably estimate the fair value of the benefit identified. Otherwise, they are classified as a reduction of revenue and are generally accrued when revenue is recognized. We then reimburse the channel partner when qualifying claims are submitted.

We are also reimbursed by our vendors for certain advertising costs incurred by us that benefit our vendors. Such amounts are recognized as a reduction of marketing and sales expense if the advertising (1) is specific to the vendor, (2) represents an identifiable benefit to us, and (3) represents an incremental cost to us. Otherwise, vendor reimbursements are recognized as a reduction of the cost incurred with the same vendor. Vendor reimbursements of advertising costs of $37 million, $37 million, and $22 million reduced marketing and sales expense for the fiscal years ended March 31, 2023, 2022, and 2021, respectively. For the fiscal years ended March 31, 2023, 2022, and 2021, advertising expense, net of vendor reimbursements, totaled approximately $348 million, $396 million, and $222 million, respectively.

Software Development Costs

Research and development costs, which consist primarily of software development costs, are expensed as incurred. We are required to capitalize software development costs incurred for computer software to be sold, leased or otherwise marketed after technological feasibility of the software is established or for development costs that have alternative future uses. Under our current practice of developing new games, the technological feasibility of the underlying software is not established until substantially all product development and testing is complete, which generally includes the development of a working model. Software development costs that have been capitalized to date have been insignificant.

Foreign Currency Translation

Generally, the functional currency for our foreign operating subsidiaries is its local currency. Assets and liabilities of foreign operations are translated into U.S. dollars using month-end exchange rates, and revenue and expenses are translated into U.S. dollars using average exchange rates. The effects of foreign currency translation adjustments are included as a component of accumulated other comprehensive income (loss) in stockholders' equity.

Foreign currency transaction gains and losses are a result of the effect of exchange rate changes on transactions denominated in currencies other than the functional currency. Net gains (losses) on foreign currency transactions of $31 million, $(22) million, and $9 million for the fiscal years ended March 31, 2023, 2022, and 2021, respectively, are included in interest and other income (expense), net, in our Consolidated Statements of Operations. These net gains (losses) on foreign currency transactions are partially offset by net gains (losses) on our foreign currency forward contracts of $(29) million, $21 million, and $(19) million for the fiscal years ended March 31, 2023, 2022, and 2021, respectively. See Note 5 for additional information on our foreign currency forward contracts.

Income Taxes

We recognize deferred tax assets and liabilities for both the expected impact of differences between the financial statement amount and the tax basis of assets and liabilities and for the expected future tax benefit to be derived from tax losses and tax credit carryforwards. We do not recognize any deferred taxes related to the U.S. taxes on foreign earnings as we recognize these taxes as a period cost.

Every quarter, we perform a realizability analysis to evaluate whether it is more likely than not that all or a portion of our deferred tax assets will not be realized. Our Swiss deferred tax asset realizability analysis relies upon future Swiss taxable income as the primary source of taxable income but considers all available sources of Swiss income based on the positive and negative evidence. We give more weight to evidence that can be objectively verified. However, estimating future Swiss taxable income requires judgment, specifically related to assumptions about expected growth rates of future Swiss taxable income, which are based primarily on third party market and industry growth data. Actual results that differ materially from those estimates could have a material impact on our valuation allowance assessment. Although objectively verifiable, Swiss interest rates have an impact on the valuation allowance and are based on published Swiss guidance. Any significant changes to such interest rates could result in a material impact to the valuation allowance. Switzerland has a seven-year carryforward period and does not permit the carry back of losses. Actions we take in connection with acquisitions could also impact the utilization of our Swiss deferred tax asset.

Share Repurchases

Shares of our common stock repurchased pursuant to our repurchase program, if any, are retired. The purchase price of such repurchased shares of common stock is recorded as a reduction to additional paid-in capital. If the balance in additional paid-in capital is exhausted, the excess is recorded as a reduction to retained earnings.

Restructuring

We generally recognize employee severance costs when payments are probable and amounts are estimable or when notification occurs, depending on the region in which an employee works. Costs related to non-lease contracts without future benefit or contract termination are recognized at the earlier of the contract termination or the cease-use dates. Other exit-related costs are recognized as incurred.

(3) FAIR VALUE MEASUREMENTS

There are various valuation techniques used to estimate fair value, the primary one being the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining fair value, we consider the principal or most advantageous market in which we would transact and consider assumptions that market participants would use when pricing the asset or liability. We measure certain financial and nonfinancial assets and liabilities at fair value on a recurring and nonrecurring basis.

Fair Value Hierarchy

The three levels of inputs that may be used to measure fair value are as follows:

- *Level 1*. Quoted prices in active markets for identical assets or liabilities.

- *Level 2*. Observable inputs other than quoted prices included within Level 1, such as quoted prices for similar assets or liabilities, quoted prices in markets with insufficient volume or infrequent transactions (less active markets), or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated with observable market data for substantially the full term of the assets or liabilities.

- *Level 3*. Unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of assets or liabilities.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

As of March 31, 2023 and 2022, our assets and liabilities that were measured and recorded at fair value on a recurring basis were as follows (in millions):

| | As of March 31, 2023 | Fair Value Measurements at Reporting Date Using | | | Balance Sheet Classification |
		Quoted Prices in Active Markets for Identical Financial Instruments (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	
Assets					
Bank and time deposits	$ 56	$ 56	$ —	$ —	Cash equivalents
Money market funds	956	956	—	—	Cash equivalents
Available-for-sale securities:					
Corporate bonds	113	—	113	—	Short-term investments
U.S. Treasury securities	80	80	—	—	Short-term investments
U.S. agency securities	28	—	28	—	Short-term investments and cash equivalents
Commercial paper	66	—	66	—	Short-term investments and cash equivalents
Foreign government securities	11	—	11	—	Short-term investments
Asset-backed securities	37	—	37	—	Short-term investments
Certificates of deposit	14	—	14	—	Short-term investments
Foreign currency derivatives	29	—	29	—	Other current assets and other assets
Deferred compensation plan assets [a]	23	23	—	—	Other assets
Total assets at fair value	$ 1,413	$ 1,115	$ 298	$ —	
Liabilities					
Foreign currency derivatives	$ 65	$ —	$ 65	$ —	Accrued and other current liabilities and other liabilities
Deferred compensation plan liabilities [a]	24	24	—	—	Other liabilities
Total liabilities at fair value	$ 89	$ 24	$ 65	$ —	

	As of March 31, 2022	Fair Value Measurements at Reporting Date Using			Balance Sheet Classification
		Quoted Prices in Active Markets for Identical Financial Instruments (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	
Assets					
Bank and time deposits	$ 55	$ 55	$ —	$ —	Cash equivalents
Money market funds	257	257	—	—	Cash equivalents
Available-for-sale securities:					
Corporate bonds	116	—	116	—	Short-term investments and cash equivalents
U.S. Treasury securities	104	104	—	—	Short-term investments and cash equivalents
Commercial paper	51	—	51	—	Short-term investments and cash equivalents
Foreign government securities	17	—	17	—	Short-term investments
Asset-backed securities	38	—	38	—	Short-term investments
Certificates of deposit	18	—	18	—	Short-term investments
Foreign currency derivatives	63	—	63	—	Other current assets and other assets
Deferred compensation plan assets [a]	21	21	—	—	Other assets
Total assets at fair value	$ 740	$ 437	$ 303	$ —	
Liabilities					
Foreign currency derivatives	$ 14	$ —	$ 14	$ —	Accrued and other current liabilities and other liabilities
Deferred compensation plan liabilities [a]	22	22	—	—	Other liabilities
Total liabilities at fair value	$ 36	$ 22	$ 14	$ —	

(a) The Deferred Compensation Plan consists of various mutual funds. See Note 15 for additional information regarding our Deferred Compensation Plan.

(4) FINANCIAL INSTRUMENTS

Cash and Cash Equivalents

As of March 31, 2023 and 2022, our cash and cash equivalents were $2,424 million and $2,732 million, respectively. Cash equivalents were valued using quoted market prices or other readily available market information.

Short-Term Investments

Short-term investments consisted of the following as of March 31, 2023 and 2022 (in millions):

	As of March 31, 2023				As of March 31, 2022			
	Cost or Amortized Cost	Gross Unrealized		Fair Value	Cost or Amortized Cost	Gross Unrealized		Fair Value
		Gains	Losses			Gains	Losses	
Corporate bonds	$ 114	$ —	$ (1)	$ 113	$ 117	$ —	$ (1)	$ 116
U.S. Treasury securities	80	—	—	80	103	—	(1)	102
U.S. agency securities	25	—	—	25	—	—	—	—
Commercial paper	63	—	—	63	39	—	—	39
Foreign government securities	11	—	—	11	17	—	—	17
Asset-backed securities	37	—	—	37	38	—	—	38
Certificates of deposit	14	—	—	14	18	—	—	18
Short-term investments	$ 344	$ —	$ (1)	$ 343	$ 332	$ —	$ (2)	$ 330

The following table summarizes the amortized cost and fair value of our short-term investments, classified by stated maturity as of March 31, 2023 and 2022 (in millions):

	As of March 31, 2023		As of March 31, 2022	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Short-term investments				
Due within 1 year	$ 267	$ 266	$ 250	$ 249
Due 1 year through 5 years	72	72	77	76
Due after 5 years	5	5	5	5
Short-term investments	$ 344	$ 343	$ 332	$ 330

(5) DERIVATIVE FINANCIAL INSTRUMENTS

Assets or liabilities associated with our derivative instruments and hedging activities are recorded at fair value in other current assets/other assets, or accrued and other current liabilities/other liabilities, respectively, on our Consolidated Balance Sheets. As discussed below, the accounting for gains and losses resulting from changes in fair value depends on the use of the derivative instrument and whether it is designated and qualifies for hedge accounting.

We transact business in various foreign currencies and have significant international sales and expenses denominated in foreign currencies, subjecting us to foreign currency risk. We purchase foreign currency forward contracts, generally with maturities of 18 months or less, to reduce the volatility of cash flows primarily related to forecasted revenue and expenses denominated in certain foreign currencies. Our cash flow risks are primarily related to fluctuations in the Euro, British pound sterling, Canadian dollar, Swedish krona, Australian dollar, Japanese yen, Chinese yuan, South Korean won and Polish zloty. In addition, we utilize foreign currency forward contracts to mitigate foreign currency exchange risk associated with foreign-currency-denominated monetary assets and liabilities, primarily intercompany receivables and payables. The foreign currency forward contracts not designated as hedging instruments generally have a contractual term of approximately three months or less and are transacted near month-end. We do not use foreign currency forward contracts for speculative trading purposes.

Cash Flow Hedging Activities

Certain of our forward contracts are designated and qualify as cash flow hedges. To qualify for hedge accounting treatment, all hedging relationships are formally documented at the inception of the hedges and must be highly effective in offsetting changes to future cash flows on hedged transactions. The derivative assets or liabilities associated with our hedging activities are recorded at fair value in other current assets/other assets, or accrued and other current liabilities/other liabilities, respectively, on our Consolidated Balance Sheets. The gains or losses resulting from changes in the fair value of these hedges is initially reported, net of tax, as a component of accumulated other comprehensive income (loss) in stockholders' equity. The gains or losses resulting from changes in the fair value of these hedges are subsequently reclassified into net revenue or research and development expenses, as appropriate, in the period when the forecasted transaction is recognized in our Consolidated Statements of Operations. In the event that the underlying forecasted transactions do not occur, or it becomes remote that they will occur within the defined hedge period, the gains or losses on the related cash flow hedges are reclassified from accumulated other comprehensive income (loss) to net revenue or research and development expenses, in our Consolidated Statements of Operations.

Total gross notional amounts and fair values for currency derivatives with cash flow hedge accounting designation are as follows (in millions):

	As of March 31, 2023			As of March 31, 2022		
	Notional Amount	Fair Value		Notional Amount	Fair Value	
		Asset	Liability		Asset	Liability
Forward contracts to purchase	$ 371	$ 2	$ 9	$ 375	$ 4	$ 3
Forward contracts to sell	$ 2,255	$ 23	$ 46	$ 1,829	$ 52	$ 6

The effects of cash flow hedge accounting in our Consolidated Statements of Operations for the fiscal years ended March 31, 2023, 2022 and 2021 are as follows (in millions):

	Year Ended March 31,					
	2023		2022		2021	
	Net revenue	Research and development	Net revenue	Research and development	Net revenue	Research and development
Total amounts presented in our Consolidated Statements of Operations in which the effects of cash flow hedges are recorded	$ 7,426	$ 2,328	$ 6,991	$ 2,186	$ 5,629	$ 1,778
Gains (losses) on foreign currency forward contracts designated as cash flow hedges	$ 185	$ (18)	$ (14)	$ 12	$ (30)	$ 4

Balance Sheet Hedging Activities

Our foreign currency forward contracts that are not designated as hedging instruments are accounted for as derivatives whereby the fair value of the contracts are reported as other current assets or accrued and other current liabilities on our Consolidated Balance Sheets, and gains and losses resulting from changes in the fair value are reported in interest and other income (expense), net, in our Consolidated Statements of Operations. The gains and losses on these foreign currency forward contracts generally offset the gains and losses in the underlying foreign-currency-denominated monetary assets and liabilities, which are also reported in interest and other income (expense), net, in our Consolidated Statements of Operations.

Total gross notional amounts and fair values for currency derivatives that are not designated as hedging instruments are accounted for as follows (in millions):

| | As of March 31, 2023 | | | As of March 31, 2022 | | |
| | Notional Amount | Fair Value | | Notional Amount | Fair Value | |
		Asset	Liability		Asset	Liability
Forward contracts to purchase	$ 504	$ 4	$ —	$ 496	$ 6	$ —
Forward contracts to sell	$ 587	$ —	$ 10	$ 400	$ 1	$ 5

The effect of foreign currency forward contracts not designated as hedging instruments in our Consolidated Statements of Operations for the fiscal years ended March 31, 2023, 2022 and 2021, was as follows (in millions):

| | Year Ended March 31, | | |
| | 2023 | 2022 | 2021 |
	Interest and other income (expense), net		
Total amounts presented in our Consolidated Statements of Operations in which the effects of balance sheet hedges are recorded	$ (6)	$ (48)	$ (29)
Gains (losses) on foreign currency forward contracts not designated as hedging instruments	$ (29)	$ 21	$ (19)

(6) ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The changes in accumulated other comprehensive income (loss) by component, net of tax, for the fiscal years ended March 31, 2023, 2022 and 2021 are as follows (in millions):

	Unrealized Net Gains (Losses) on Available-for-Sale Securities	Unrealized Net Gains (Losses) on Derivative Instruments	Foreign Currency Translation Adjustments	Total
Balances as of March 31, 2020	$ (4)	$ 39	$ (85)	$ (50)
Other comprehensive income (loss) before reclassifications	5	(94)	64	(25)
Amounts reclassified from accumulated other comprehensive income (loss)	(1)	26	—	25
Total other comprehensive income (loss), net of tax	4	(68)	64	—
Balances as of March 31, 2021	$ —	$ (29)	$ (21)	$ (50)
Other comprehensive income (loss) before reclassifications	(3)	74	(8)	63
Amounts reclassified from accumulated other comprehensive income (loss)	—	2	—	2
Total other comprehensive income (loss), net of tax	(3)	76	(8)	65
Balances as of March 31, 2022	$ (3)	$ 47	$ (29)	$ 15
Other comprehensive income (loss) before reclassifications	1	133	(50)	84
Amounts reclassified from accumulated other comprehensive income (loss)	1	(167)	—	(166)
Total other comprehensive income (loss), net of tax	2	(34)	(50)	(82)
Balances as of March 31, 2023	$ (1)	$ 13	$ (79)	$ (67)

The effects on net income of amounts reclassified from accumulated other comprehensive income (loss) for the fiscal years ended March 31, 2023, 2022 and 2021 were as follows (in millions):

	Amount Reclassified From Accumulated Other Comprehensive Income (Loss)		
	Year Ended March 31,		
Statement of Operations Classification	2023	2022	2021
(Gains) losses on available-for-sale securities:			
Interest and other income (expense), net	$ 1	$ —	$ (1)
Total, net of tax	1	—	(1)
(Gains) losses on foreign currency forward contracts designated as cash flow hedges			
Net revenue	(185)	14	30
Research and development	18	(12)	(4)
Total, net of tax	(167)	2	26
Total net (gain) loss reclassified, net of tax	$ (166)	$ 2	$ 25

(7) GOODWILL AND ACQUISITION-RELATED INTANGIBLES, NET

The changes in the carrying amount of goodwill for the fiscal year ended March 31, 2023 are as follows (in millions):

	As of March 31, 2022	Activity	Effects of Foreign Currency Translation	As of March 31, 2023
Goodwill	$ 5,755	$ —	$ (7)	$ 5,748
Accumulated impairment	(368)	—	—	(368)
Total	$ 5,387	$ —	$ (7)	$ 5,380

The changes in the carrying amount of goodwill for the fiscal year ended March 31, 2022 are as follows (in millions):

	As of March 31, 2021	Activity	Effects of Foreign Currency Translation	As of March 31, 2022
Goodwill	$ 3,236	$ 2,519	$ —	$ 5,755
Accumulated impairment	(368)	—	—	(368)
Total	$ 2,868	$ 2,519	$ —	$ 5,387

Acquisition-related intangibles consisted of the following (in millions):

	As of March 31, 2023			As of March 31, 2022		
	Gross Carrying Amount	Accumulated Amortization	Acquisition-Related Intangibles, Net	Gross Carrying Amount	Accumulated Amortization	Acquisition-Related Intangibles, Net
Finite-lived acquisition-related intangibles						
Developed and core technology	$ 1,051	$ (754)	$ 297	$ 1,102	$ (643)	$ 459
Trade names and trademarks	596	(285)	311	609	(212)	397
Registered user base and other intangibles	56	(50)	6	56	(30)	26
Total finite-lived acquisition-related intangibles	$ 1,703	$ (1,089)	$ 614	$ 1,767	$ (885)	$ 882
Indefinite-lived acquisition-related intangibles						
In-process research and development	$ 4	$ —	$ 4	$ 80	$ —	$ 80
Total acquisition-related intangibles, net	$ 1,707	$ (1,089)	$ 618	$ 1,847	$ (885)	$ 962

Amortization of intangibles, including impairments, for the fiscal years ended March 31, 2023, 2022 and 2021 are classified in the Consolidated Statements of Operations as follows (in millions):

	Year Ended March 31,		
	2023	2022	2021
Cost of revenue	$ 120	$ 133	$ 4
Operating expenses	158	183	30
Restructuring	66	—	—
Total	$ 344	$ 316	$ 34

During fiscal year 2023, we recorded impairment charges of $106 million for acquisition-related intangible assets, of which $66 million was recorded within restructuring, $28 million was recorded within operating expenses, and $12 million was recorded within cost of revenue. See *Note 8 — Restructuring Activities* for additional information on the impairment charge related to our 2023 Restructuring Plan.

During fiscal year 2022, we recorded impairment charges of $45 million for acquisition-related intangible assets, of which $34 million was recorded within operating expenses and $11 million was recorded within cost of revenue. During fiscal year 2021, there were no impairment charges for acquisition-related intangible assets.

Acquisition-related intangible assets are generally amortized using the straight-line method over the lesser of their estimated useful lives or the agreement terms, currently ranging from 2 to 7 years. As of March 31, 2023 and 2022, the weighted-average remaining useful life for acquisition-related intangible assets was approximately 4.8 and 5.2 years, respectively.

As of March 31, 2023, future amortization of finite-lived acquisition-related intangibles that will be recorded in the Consolidated Statements of Operations is estimated as follows (in millions):

Fiscal Year Ending March 31,		
2024	$	150
2025		122
2026		118
2027		99
2028		96
Thereafter		29
Total	$	614

(8) RESTRUCTURING ACTIVITIES

In fiscal year 2023, we announced a restructuring plan (the "2023 Restructuring Plan" or the "Plan") focused on prioritizing investments to our growth opportunities and optimizing our real estate portfolio. The Plan includes actions driven by portfolio rationalization including headcount reductions, in addition to office space reductions. The actions associated with the Plan are expected to be substantially completed by September 30, 2023.

Under this plan, we estimate that we will incur approximately $170 million to $200 million in charges, consisting primarily of:

- A $66 million impairment charge related to an acquisition-related in-process research & development intangible asset as part of our portfolio rationalization activities;
- $55 million to $65 million related to employee severance and employee-related costs;
- $45 million to $55 million associated with office space reductions; and
- $5 million to $10 million of other charges, including contract cancellations.

Restructuring activities as of the fiscal year ended March 31, 2023 was as follows (in millions):

	Acquisition-Related Intangibles Impairments and Other Charges [a]	Workforce [a]	Office Space Reductions [b]	Total
Charges to operations	$ 68	$ 43	$ 44	$ 155
Charges settled in cash	—	(10)	—	(10)
Non-cash items	(66)	—	(44)	(110)
Liability as of March 31, 2023	$ 2	$ 33	$ —	$ 35

(a) Charges are recorded within Restructuring in the Consolidated Statement of Operations.
(b) Charges are recorded within General and administrative expenses in the Consolidated Statement of Operations.

The restructuring liability of $35 million as of March 31, 2023, is included in accrued and other current liabilities on the Consolidated Balance Sheets. See _Note 13 — Leases_ for additional information on our office space reduction activities, and remaining lease liabilities associated with those activities continue to be recognized and disclosed in that note.

(9) ROYALTIES AND LICENSES

Our royalty expenses consist of payments to (1) content licensors, (2) independent software developers, and (3) co-publishing and distribution affiliates. Content license royalties consist of payments made to celebrities, professional sports organizations, movie studios and other organizations for our use of their trademarks, copyrights, personal publicity rights, content and/or other intellectual property. Royalty payments to independent software developers are payments for the development of intellectual property related to our games. Co-publishing and distribution royalties are payments made to third parties for the delivery of products.

During fiscal years 2023, 2022 and 2021, we did not recognize any material losses or impairment charges on royalty-based commitments.

The current and long-term portions of prepaid royalties and minimum guaranteed royalty-related assets, included in other current assets and other assets, consisted of (in millions):

	As of March 31,	
	2023	2022
Other current assets	$ 105	$ 35
Other assets	31	28
Royalty-related assets	$ 136	$ 63

At any given time, depending on the timing of our payments to our co-publishing and/or distribution affiliates, content licensors, and/or independent software developers, we classify any recognized unpaid royalty amounts due to these parties as accrued liabilities. The current and long-term portions of accrued royalties, included in accrued and other current liabilities and other liabilities, consisted of (in millions):

	As of March 31,	
	2023	2022
Accrued and other current liabilities	$ 208	$ 203
Other liabilities	—	3
Royalty-related liabilities	$ 208	$ 206

As of March 31, 2023, we were committed to pay approximately $2,011 million to content licensors, independent software developers, and co-publishing and/or distribution affiliates, but performance remained with the counterparty (i.e., delivery of the product or content or other factors) and such commitments were therefore not recorded in our Consolidated Financial Statements. See Note 14 for further information on our developer and licensor commitments.

(10) BALANCE SHEET DETAILS

Property and Equipment, Net

Property and equipment, net, as of March 31, 2023 and 2022 consisted of (in millions):

	As of March 31,			
	2023		**2022**	
Computer, equipment and software	$	892	$	853
Buildings		369		375
Leasehold improvements		186		202
Equipment, furniture and fixtures, and other		92		95
Land		66		66
Construction in progress		11		30
		1,616		1,621
Less: accumulated depreciation		(1,067)		(1,071)
Property and equipment, net	$	549	$	550

Depreciation expense associated with property and equipment was $193 million, $162 million and $138 million for the fiscal years ended March 31, 2023, 2022 and 2021, respectively.

Accrued and Other Current Liabilities

Accrued and other current liabilities as of March 31, 2023 and 2022 consisted of (in millions):

	As of March 31,			
	2023		**2022**	
Accrued compensation and benefits	$	436	$	500
Accrued royalties		208		203
Deferred net revenue (other)		103		156
Operating lease liabilities (See Note 13)		66		81
Other accrued expenses		382		304
Sales returns and price protection reserves		90		144
Accrued and other current liabilities	$	1,285	$	1,388

Deferred net revenue (other) includes the deferral of licensing arrangements, subscription revenue, and other revenue for which revenue recognition criteria has not been met.

Deferred net revenue

Deferred net revenue as of March 31, 2023 and 2022, consisted of (in millions):

	As of March 31,			
	2023		**2022**	
Deferred net revenue (online-enabled games)	$	1,901	$	2,024
Deferred net revenue (other)		103		156
Deferred net revenue (noncurrent)		67		68
Total deferred net revenue	$	2,071	$	2,248

During the fiscal years ended March 31, 2023 and 2022, we recognized $2,176 million and $1,613 million of revenue, respectively, that were included in the deferred net revenue balance at the beginning of the period.

Remaining Performance Obligations

As of March 31, 2023, revenue allocated to remaining performance obligations consists of our deferred revenue balance of $2,071 million. These balances exclude any estimates for future variable consideration as we have elected the optional exemption to exclude sales-based royalty revenue. We expect to recognize substantially all of the current portion of deferred net revenue as revenue over the next 12 months.

(11) INCOME TAXES

The components of our income before provision for income taxes for the fiscal years ended March 31, 2023, 2022 and 2021 are as follows (in millions):

	Year Ended March 31,		
	2023	2022	2021
Domestic	$ 315	$ 204	$ 299
Foreign	1,011	877	718
Income before provision for income taxes	$ 1,326	$ 1,081	$ 1,017

Provision for income taxes for the fiscal years ended March 31, 2023, 2022 and 2021 consisted of (in millions):

	Current	Deferred	Total
Year Ended March 31, 2023			
Federal	$ 570	$ (339)	$ 231
State	92	(76)	16
Foreign	75	202	277
	$ 737	$ (213)	$ 524
Year Ended March 31, 2022			
Federal	$ 203	$ (190)	$ 13
State	36	(26)	10
Foreign	381	(112)	269
	$ 620	$ (328)	$ 292
Year Ended March 31, 2021			
Federal	$ 251	$ (26)	$ 225
State	24	(2)	22
Foreign	47	(114)	(67)
	$ 322	$ (142)	$ 180

The differences between the statutory tax rate and our effective tax rate, expressed as a percentage of income before provision for income taxes, for the fiscal years ended March 31, 2023, 2022 and 2021 were as follows:

	Year Ended March 31,		
	2023	2022	2021
Statutory federal tax expense rate	21.0 %	21.0 %	21.0 %
State taxes, net of federal benefit	1.1 %	1.9 %	1.7 %
Differences between statutory rate and foreign effective tax rate	7.6 %	6.8 %	7.0 %
Excess tax benefit from equity compensation	(0.3)%	(1.2)%	(2.7)%
Research and development credits	(3.0)%	(2.8)%	(2.4)%
Swiss valuation allowance	8.9 %	2.7 %	(10.1)%
Acquired IP intra-entity sales	— %	(5.9)%	— %
Non-deductible stock-based compensation	3.2 %	3.8 %	3.3 %
Other	1.0 %	0.7 %	(0.1)%
Effective tax rate	39.5 %	27.0 %	17.7 %

During the fiscal year ended March 31, 2023, we recognized a $118 million tax charge to increase the valuation allowance on Swiss deferred tax assets, primarily as a result of an increase in Swiss interest rates.

During the fiscal year ended March 31, 2022, we completed intra-entity sales of intellectual property rights related to acquisitions to our U.S. and Swiss intellectual property owners (the "Acquired IP intra-entity sales"). The transactions resulted in overall taxable gains. Under U.S. GAAP, any profit resulting from the Acquired IP intra-entity sales was eliminated upon consolidation. However, the transactions resulted in a step-up of the U.S. and Swiss tax-deductible basis in the transferred intellectual property rights and, accordingly, created a temporary difference between the book basis and the tax basis of such intellectual property rights. As a result, we recognized a $64 million net tax benefit for the current and deferred tax impacts of the sales.

In addition, during the fiscal year ended March 31, 2022, we recognized a $29 million tax charge to increase the valuation allowance on Swiss deferred tax assets that are not more likely than not to be realized.

Our effective tax rate and resulting provision for income taxes for the fiscal year ended March 31, 2021 included a $141 million tax benefit for changes in uncertain tax positions and the valuation allowance related to our Swiss deferred tax assets.

Our foreign subsidiaries are generally subject to U.S. tax, and to the extent earnings from these subsidiaries can be repatriated without a material tax cost, such earnings will not be indefinitely reinvested. As of March 31, 2023, approximately $925 million of our cash and cash equivalents were domiciled in foreign tax jurisdictions. All of our foreign cash is available for repatriation without a material tax cost.

The components of net deferred tax assets, as of March 31, 2023 and 2022 consisted of (in millions):

	As of March 31,	
	2023	2022
Deferred tax assets:		
Accruals, reserves and other expenses	$ 197	$ 185
Tax credit carryforwards	218	198
Research and development capitalization	461	66
Stock-based compensation	39	43
Net operating loss and capital loss carryforwards	371	349
Swiss intra-entity tax asset	1,665	1,782
Total	2,951	2,623
Valuation allowance	(446)	(296)
Deferred tax assets, net of valuation allowance	2,505	2,327
Deferred tax liabilities:		
Amortization and depreciation	(41)	(79)
Other	(3)	(7)
Total	(44)	(86)
Deferred tax assets, net of valuation allowance and deferred tax liabilities	$ 2,461	$ 2,241

As of March 31, 2023, we have net operating loss carry forwards of approximately $2.6 billion of which approximately $213 million is attributable to various acquired companies. The net operating loss carry forwards include $2.3 billion related to Switzerland, $99 million related to U.S. federal, and $133 million related to California. Substantially all of these carryforwards, if not fully realized, will begin to expire in fiscal year 2027. Switzerland has a seven-year carryforward period and does not permit the carry back of losses. We also have U.S. federal credit carryforwards of $12 million and California credit carryforwards of $194 million. The California tax credit carryforwards can be carried forward indefinitely.

As of March 31, 2023, we maintained a total valuation allowance of $446 million related to certain U.S. state deferred tax assets, Swiss deferred tax assets, and foreign capital loss carryovers, due to uncertainty about the future realization of these assets.

The total unrecognized tax benefits as of March 31, 2023, 2022 and 2021 were $867 million, $636 million and $584 million, respectively. A reconciliation of the beginning and ending balance of unrecognized tax benefits is summarized as follows (in millions):

Balance as of March 31, 2020	$	983
Increases in unrecognized tax benefits related to prior year tax positions		12
Decreases in unrecognized tax benefits related to prior year tax positions		(444)
Increases in unrecognized tax benefits related to current year tax positions		55
Decreases in unrecognized tax benefits related to settlements with taxing authorities		(2)
Reductions in unrecognized tax benefits due to lapse of applicable statute of limitations		(27)
Changes in unrecognized tax benefits due to foreign currency translation		7
Balance as of March 31, 2021		584
Increases in unrecognized tax benefits related to prior year tax positions		5
Decreases in unrecognized tax benefits related to prior year tax positions		(21)
Increases in unrecognized tax benefits related to current year tax positions		139
Decreases in unrecognized tax benefits related to settlements with taxing authorities		(50)
Reductions in unrecognized tax benefits due to lapse of applicable statute of limitations		(18)
Changes in unrecognized tax benefits due to foreign currency translation		(3)
Balance as of March 31, 2022		636
Increases in unrecognized tax benefits related to current year tax positions		245
Decreases in unrecognized tax benefits related to settlements with taxing authorities		(2)
Reductions in unrecognized tax benefits due to lapse of applicable statute of limitations		(6)
Changes in unrecognized tax benefits due to foreign currency translation		(6)
Balance as of March 31, 2023	$	867

As of March 31, 2023, approximately $395 million of the unrecognized tax benefits would affect our effective tax rate, a portion of which would be impacted by a valuation allowance.

Interest and penalties related to estimated obligations for tax positions taken in our tax returns are recognized in income tax expense in our Consolidated Statements of Operations. The combined amount of accrued interest and penalties related to tax positions taken on our tax returns and included in non-current other liabilities was approximately $54 million as of March 31, 2023 and $36 million as of March 31, 2022.

We file income tax returns in the United States, including various state and local jurisdictions. As of March 31, 2023, our subsidiaries file tax returns in various foreign jurisdictions, including Switzerland, Canada, Sweden, Italy, France, Germany, and the United Kingdom. We remain subject to income tax examination by the IRS for fiscal years after 2017. In addition, as of the period ended March 31, 2023, we remain subject to income tax examination for several other jurisdictions including in Switzerland for fiscal years after 2013, Canada for fiscal years after 2015, Sweden for fiscal years after 2017, Italy for fiscal years after 2019, France for fiscal years after 2019, Germany for fiscal years after 2016, and the United Kingdom for fiscal years after 2021.

We are also currently under income tax examination in the United States for fiscal years 2018 through 2020 and Germany for fiscal years 2017 through 2019.

The timing and potential resolution of income tax examinations is highly uncertain. While we continue to measure our uncertain tax positions, the amounts ultimately paid, if any, upon resolution of the issues raised by the taxing authorities may differ materially from the amounts accrued.

In fiscal year 2021, the Supreme Court of the United States denied Altera's appeal of the decision of the Ninth Circuit Court of Appeals in Altera Corp. v. Commissioner ("the Altera Opinion"), resulting in a partial decrease of our unrecognized tax benefits. A complete resolution and settlement of the matters underlying the Altera Opinion is reasonably possible within the next 12 months, which would result in an additional reduction of our gross unrecognized tax benefits. However, it is uncertain whether a complete resolution and settlement of such matters would also result in resolution of all related and unrelated U.S. positions for all applicable years. Therefore, it is not possible to provide a range of potential outcomes associated with a reversal of our gross unrecognized tax benefits for Altera-related uncertain tax positions.

It is also reasonably possible that an additional immaterial reduction of unrecognized tax benefits may occur within the next 12 months, unrelated to the Altera Opinion, a portion of which would impact our effective tax rate. The actual amount could vary significantly depending on the ultimate timing and nature of any settlements and tax interpretations.

(12) FINANCING ARRANGEMENTS

Senior Notes

In February 2021, we issued $750 million aggregate principal amount of 1.85% Senior Notes due February 15, 2031 (the "2031 Notes") and $750 million aggregate principal amount of 2.95% Senior Notes due February 15, 2051 (the "2051 Notes"). Our proceeds were $1,478 million, net of discount of $6 million and issuance costs of $16 million. Both the discount and issuance costs are being amortized to interest expense over the respective terms of the 2031 Notes and the 2051 Notes using the effective interest rate method. The effective interest rate is 1.98% for the 2031 Notes and 3.04% for the 2051 Notes. Interest is payable semiannually in arrears, on February 15 and August 15 of each year.

In February 2016, we issued $400 million aggregate principal amount of 4.80% Senior Notes due March 1, 2026 (the "2026 Notes"). Our proceeds were $395 million, net of discount of $1 million and issuance costs of $4 million. Both the discount and issuance costs are being amortized to interest expense over the term of the 2026 Notes using the effective interest rate method. The effective interest rate was 4.97%. Interest is payable semiannually in arrears, on March 1 and September 1 of each year.

The carrying and fair values of the Senior Notes are as follows (in millions):

	As of March 31, 2023		As of March 31, 2022	
Senior Notes:				
4.80% Senior Notes due 2026	$	400	$	400
1.85% Senior Notes due 2031		750		750
2.95% Senior Notes due 2051		750		750
Total principal amount	$	1,900	$	1,900
Unaccreted discount		(6)		(6)
Unamortized debt issuance costs		(14)		(16)
Net carrying value of Senior Notes	$	1,880	$	1,878
Fair value of Senior Notes (Level 2)	$	1,540	$	1,711

As of March 31, 2023, the remaining life of the 2026 Notes, 2031 Notes and 2051 Notes is approximately 2.9 years, 7.9 years, and 27.9 years, respectively.

The Senior Notes are senior unsecured obligations and rank equally with all our other existing and future unsubordinated obligations and any indebtedness that we may incur from time to time under our Credit Facility.

The 2026 Notes, 2031 Notes and 2051 Notes are redeemable at our option at any time prior to December 1, 2025, November 15, 2030, and August 15, 2050, respectively, subject to a make-whole premium. After such dates, we may redeem each such series of Notes, respectively, at a redemption price equal to 100% of the aggregate principal amount plus accrued and unpaid interest. In addition, upon the occurrence of a change of control repurchase event, the holders of each such series of Notes may require us to repurchase all or a portion of these Notes, at a price equal to 101% of their principal amount, plus accrued and unpaid interest to the date of repurchase. Each such series of Notes also include covenants that limit our ability to incur liens on assets and to enter into sale and leaseback transactions, subject to certain allowances.

Credit Facility

On March 22, 2023, we entered into a $500 million unsecured revolving credit facility (the "Credit Facility") with a syndicate of banks. The Credit Facility terminates on March 22, 2028 unless the maturity is extended in accordance with its terms. The Credit Facility contains an option to arrange with existing lenders and/or new lenders to provide up to an aggregate of $500 million in additional commitments for revolving loans. Proceeds of loans made under the Credit Facility may be used for general corporate purposes.

The loans denominated in U.S. dollars bear interest, at our option, at the base rate plus an applicable spread or at a forward-looking term rate based upon the secured overnight financing rate plus a credit spread adjustment of 0.10% per annum (the "Adjusted Term SOFR Rate") plus an applicable spread, in each case with such spread based on our debt credit ratings. We are also obligated to pay other customary fees for a credit facility of this size and type. Interest is due and payable in arrears quarterly for loans bearing interest at the base rate and at the end of an interest period in the case of loans bearing interest at the Adjusted Term SOFR Rate. Principal, together with all accrued and unpaid interest, is due and payable on the maturity date, as such date may be extended in connection with the extension option. We may prepay the loans and terminate the commitments, in whole or in part, at any time without premium or penalty, subject to certain conditions.

The Credit Facility contains customary affirmative and negative covenants, including covenants that limit or restrict our ability to, among other things, incur subsidiary indebtedness, grant liens, and dispose of all or substantially all assets, in each case subject to customary exceptions for a credit facility of this size and type. We are also required to maintain compliance with a debt to EBITDA ratio. As of March 31, 2023, we were in compliance with the debt to EBITDA ratio.

The Credit Facility contains customary events of default, including among others, non-payment defaults, covenant defaults, cross-defaults to material indebtedness, bankruptcy and insolvency defaults, material judgment defaults and a change of control default, in each case, subject to customary exceptions for a credit facility of this size and type. The occurrence of an event of default could result in the acceleration of the obligations under the Credit Facility and an increase in the applicable interest rate.

As of March 31, 2023, no amounts were outstanding under the Credit Facility. $2 million of debt issuance costs that were paid in connection with obtaining this credit facility are being amortized to interest expense over the 5-year term of the Credit Facility.

Interest Expense

The following table summarizes our interest expense recognized for fiscal years 2023, 2022 and 2021 that is included in interest and other income (expense), net on our Consolidated Statements of Operations (in millions):

	Year Ended March 31,		
	2023	2022	2021
Amortization of debt discount	$ (1)	$ (1)	$ —
Amortization of debt issuance costs	(2)	(2)	(2)
Coupon interest expense	(55)	(55)	(43)
Total interest expense	$ (58)	$ (58)	$ (45)

(13) LEASES

Our leases primarily consist of facility leases for our offices and development studios, data centers, and server equipment, with remaining lease terms of up to 15 years. Our lease terms may include options to extend or terminate the lease. When it is reasonably certain that we will exercise those options, we include them in our measurement of lease payments and lease terms. Substantially all of our leases are classified as operating leases.

We determine if an arrangement is or contains a lease at contract inception. The contract is or contains a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. In determining if a contract is or contains a lease, we apply judgment whether the contract provides the right to obtain substantially all of the economic benefits, the right to direct, or control the use of the identified asset throughout the period of use.

Operating lease right-of-use ("ROU") assets and liabilities are recognized at the commencement date based on the present value of future lease payments over the lease term. In determining the present value of the future lease payments, we use our incremental borrowing rate as none of our leases provide an implicit rate. Our incremental borrowing rate is an assumed rate based on our credit rating, credit history, current economic environment, and the lease term. Operating lease ROU assets are further adjusted for any payments made, incentives received, and initial direct costs incurred prior to the commencement date.

Operating lease ROU assets are amortized on a straight-line basis over the lease term and recognized as lease expense within cost of revenue or operating expenses on our Consolidated Statements of Operations. Operating lease liabilities decrease by lease payments we make over the lease term. Leases with an initial term of 12 months or less are not recorded on the balance sheet. When we commit to a plan to abandon an operating lease at a future date, the amortization of the operating lease ROU asset and depreciation of the associated leasehold improvements are accelerated based on the revised useful life of the operating lease.

Some of our operating leases contain lease and non-lease components. Non-lease components primarily include fixed payments for common area maintenance and utilities. We elected to account for lease and non-lease components as a single lease component. Variable lease and non-lease components are recognized on our Consolidated Statements of Operations as incurred.

The components of lease expenses for the fiscal years ended March 31, 2023, 2022, and 2021 are as follows (in millions):

| | Year Ended March 31, | | |
	2023	2022	2021
Operating lease costs	$ 138	$ 98	$ 87
Variable lease costs	22	21	21
Short-term lease costs	7	2	2
Total lease expense	$ 167	$ 121	$ 110

During the fiscal year ended March 31, 2023, we recorded accelerated amortization of certain ROU Assets of $34 million within the operating lease costs and accelerated deprecation of property, plant and equipment for $10 million as part of our 2023 Restructuring Plan. See *Note 8 — Restructuring Activities* for additional information.

Supplemental cash and noncash information related to our operating leases for the fiscal years ended March 31, 2023, 2022, and 2021 are as follows (in millions):

| | Year Ended March 31, | | |
	2023	2022	2021
Cash paid for amounts included in the measurement of lease liability	$ 97	$ 97	$ 85
ROU assets obtained in exchange for new lease obligations	$ 97	$ 150	$ 90

Weighted average remaining lease term and discount rate at March 31, 2023 and 2022 are as follows:

	At March 31, 2023	At March 31, 2022
Lease term	7.5 years	6.8 years
Discount rate	3.3 %	2.5 %

Operating lease ROU assets and liabilities recorded on our Consolidated Balance Sheets as of March 31, 2023 and 2022 are as follows (in millions):

| | As of March 31, | | | Balance Sheet Classification |
	2023	2022		
Operating lease ROU assets	$ 276	$	314	Other assets
Operating lease liabilities	$ 66	$	81	Accrued and other current liabilities
Noncurrent operating lease liabilities	277		272	Other liabilities
Total operating lease liabilities	$ 343	$	353	

Future minimum lease payments under operating leases as of March 31, 2023 were as follows (in millions):

Fiscal Years Ending March 31,		
2024	$	73
2025		69
2026		56
2027		41
2028		32
Thereafter		116
Total future lease payments		387
Less imputed interest		(44)
Total operating lease liabilities	$	343

In addition to the amounts included in the table above, as of March 31, 2023, we have entered into an office lease that has not yet commenced with aggregate future lease payments of approximately $98 million. This lease is expected to commence in fiscal year 2024, and will have a lease term of 12 years.

(14) COMMITMENTS AND CONTINGENCIES

Development, Celebrity, Professional Sports Organizations and Content Licenses: Payments and Commitments

The products we produce in our studios are designed and created by our employee designers, artists, software programmers and by non-employee software developers ("independent artists" or "third-party developers"). We typically advance development funds to the independent artists and third-party developers during development of our games, usually in installment payments made upon the completion of specified development milestones. Contractually, these payments are generally considered advances against subsequent royalties on the sales of the products. These terms are set forth in written agreements entered into with the independent artists and third-party developers.

In addition, we have certain celebrity, professional sports organizations and content license contracts that contain minimum guarantee payments and marketing commitments to promote the games we publish that may not be dependent on any deliverables. These developer and content license commitments represent the sum of (1) the cash payments due under non-royalty-bearing licenses and services agreements and (2) the minimum guaranteed payments and advances against royalties due under royalty-bearing licenses and services agreements, the majority of which are conditional upon performance by the counterparty. These minimum guarantee payments and any related marketing commitments are included in the table below.

The following table summarizes our minimum contractual obligations as of March 31, 2023 (in millions):

| | Total | | Fiscal Years Ending March 31, | | | | | | | | | | |
			2024		2025		2026		2027		2028		Thereafter
Unrecognized commitments													
Developer/licensor commitments	$	2,011	$	349	$	480	$	434	$	384	$	146	$ 218
Marketing commitments		971		256		245		197		154		67	52
Senior Notes interest		781		49		55		54		36		36	551
Operating lease imputed interest		44		10		8		7		5		4	10
Operating leases not yet commenced		98		—		3		8		8		8	71
Other purchase obligations		201		130		51		14		4		2	—
Total unrecognized commitments		4,106		794		842		714		591		263	902
Recognized commitments													
Senior Notes principal and interest		1,906		6		—		400		—		—	1,500
Operating leases		387		73		69		56		41		32	116
Transition Tax and other taxes		17		4		6		7		—		—	—
Total recognized commitments		2,310		83		75		463		41		32	1,616
Total Commitments	$	6,416	$	877	$	917	$	1,177	$	632	$	295	$ 2,518

The unrecognized amounts represented in the table above reflect our minimum cash obligations for the respective fiscal years, but do not necessarily represent the periods in which they will be recognized and expensed in our Consolidated Financial Statements. In addition, the amounts in the table above are presented based on the dates the amounts are contractually due as of March 31, 2023; however, certain payment obligations may be accelerated depending on the performance of our operating results.

In addition to the amounts included in the table above, in our Consolidated Balance Sheets as of March 31, 2023, we had a net liability for unrecognized tax benefits and an accrual for the payment of related interest totaling $594 million, of which we are unable to make a reasonably reliable estimate of when cash settlement with a taxing authority will occur.

Subsequent to March 31, 2023, we entered into certain agreements with third parties which are not included in the table above, and contingently commit us to pay an additional $125 million at various dates through fiscal year 2028.

Legal Proceedings

We are subject to claims and litigation arising in the ordinary course of business. We do not believe that any liability from any reasonably foreseeable disposition of such claims and litigation, individually or in the aggregate, would have a material adverse effect on our Consolidated Financial Statements.

(15) STOCK-BASED COMPENSATION AND EMPLOYEE BENEFIT PLANS

Valuation Assumptions

We recognize compensation cost for stock-based awards to employees based on the awards' estimated grant-date fair value using a straight-line approach over the service period for which such awards are expected to vest. We account for forfeitures as they occur.

The estimation of the fair value of market-based restricted stock units, stock options and ESPP purchase rights is affected by assumptions regarding subjective and complex variables. Generally, our assumptions are based on historical information and judgment is required to determine if historical trends may be indicators of future outcomes. We estimate the fair value of our stock-based awards as follows:

- *Restricted Stock Units* and *Performance-Based Restricted Stock Units*. The fair value of restricted stock units and performance-based restricted stock units (other than market-based restricted stock units) is determined based on the quoted market price of our common stock on the date of grant.

- *Market-Based Restricted Stock Units*. Market-based restricted stock units consist of grants of performance-based restricted stock units to certain members of executive management that vest contingent upon the achievement of pre-determined market and service conditions (referred to herein as "market-based restricted stock units"). The fair value of our market-based restricted stock units is estimated using a Monte-Carlo simulation model. Key assumptions for the Monte-Carlo simulation model are the risk-free interest rate, expected volatility, expected dividends and correlation coefficient.

- *Stock Options and Employee Stock Purchase Plan*. The fair value of stock options and stock purchase rights granted pursuant to our equity incentive plans and our 2000 Employee Stock Purchase Plan, as amended ("ESPP"), respectively, is estimated using the Black-Scholes valuation model based on the multiple-award valuation method. Key assumptions of the Black-Scholes valuation model are the risk-free interest rate, expected volatility, expected term and expected dividends. The risk-free interest rate is based on U.S. Treasury yields in effect at the time of grant for the expected term of the option. Expected volatility is based on a combination of historical stock price volatility and implied volatility of publicly-traded options on our common stock. An expected term is estimated based on historical exercise behavior, post-vesting termination patterns, options outstanding and future expected exercise behavior.

There were an insignificant number of stock options granted during fiscal years 2023, 2022, and 2021.

The estimated assumptions used in the Black-Scholes valuation model to value our ESPP purchase rights were as follows:

| | ESPP Purchase Rights | | |
| | Year Ended March 31, | | |
	2023	2022	2021
Risk-free interest rate	3.1 - 5.0%	0.1 - 1.1%	0.1%
Expected volatility	27 - 31%	25 - 30%	32 - 39%
Weighted-average volatility	29%	27%	36%
Expected term	6 - 12 months	6 - 12 months	6 - 12 months
Expected dividends	0.8%	0.6 %	0.3 %

The assumptions used in the Monte-Carlo simulation model to value our market-based restricted stock units were as follows:

| | Year Ended March 31, | | |
	2023	2022	2021
Risk-free interest rate	3.3%	0.4 %	0.2%
Expected volatility	33 - 56%	24 - 76%	23 - 63%
Weighted-average volatility	43%	40%	37%
Expected dividends	None	None	None

Summary of Plans and Plan Activity

Equity Incentive Plans

We have equity awards outstanding under two incentive plans: our 2019 Equity Incentive Plan (the "2019 Equity Plan"), as amended, and our 2000 Equity Incentive Plan, as amended (the "2000 Equity Plan"). Our 2019 Equity Plan allows us to grant options to purchase our common stock and to grant restricted stock, restricted stock units and stock appreciation rights to our employees, officers, and directors, up to a maximum of 29.5 million shares, plus any shares authorized for grant or subject to awards under the 2000 Equity Plan that are not delivered to participants for any reason. Pursuant to the 2019 Equity Plan, incentive stock options may be granted to employees and officers and non-qualified options may be granted to employees, officers, and directors, at not less than 100 percent of the fair market value on the date of grant.

Approximately 21.7 million options or 15.2 million restricted stock units were available for grant under our 2019 Equity Plan as of March 31, 2023.

Stock Options

Options granted under the 2019 Equity Plan and the 2000 Equity Plan generally expire ten years from the date of grant. All outstanding options were fully vested and exercisable as of March 31, 2023.

The following table summarizes our stock option activity for the fiscal year ended March 31, 2023:

	Options (in thousands)	Weighted-Average Exercise Prices	Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in millions)
Outstanding as of March 31, 2022	286	$ 39.28		
Granted	4	123.23		
Exercised	(168)	40.10		
Forfeited, cancelled or expired	(1)	64.95		
Outstanding as of March 31, 2023	121	$ 40.43	2.00	$ 10
Vested and expected to vest	121	$ 40.43	2.00	$ 10
Exercisable as of March 31, 2023	120	$ 40.25	1.99	$ 10

The aggregate intrinsic value represents the total pre-tax intrinsic value based on our closing stock price as of March 31, 2023, which would have been received by the option holders had all the option holders exercised their options as of that date. The total intrinsic values of stock options exercised during fiscal years 2023, 2022, and 2021 were $15 million, $8 million, and $76 million, respectively. We issue new common stock from our authorized shares upon the exercise of stock options.

Restricted Stock Units

We grant restricted stock units under our 2019 Equity Plan to employees worldwide. Restricted stock units are unfunded, unsecured rights to receive common stock upon the satisfaction of certain vesting criteria. Upon vesting, a number of shares of common stock equivalent to the number of restricted stock units are typically issued net of required tax withholding requirements, if any. Restricted stock units are subject to forfeiture and transfer restrictions. Vesting for restricted stock units is based on the holders' continued employment with us through each applicable vest date. If the vesting conditions are not met, unvested restricted stock units will be forfeited. Our restricted stock units generally vest over 35 months to four years.

Each restricted stock unit granted reduces the number of shares available for grant by 1.43 shares under our 2019 Equity Plan. The following table summarizes our restricted stock units activity, excluding performance-based and market-based restricted stock unit activity which is discussed below, for the fiscal year ended March 31, 2023:

	Restricted Stock Units (in thousands)		Weighted-Average Grant Date Fair Values
Outstanding as of March 31, 2022	6,682	$	129.57
Granted	5,391		126.41
Vested	(3,649)		126.50
Forfeited or cancelled	(922)		131.56
Outstanding as of March 31, 2023	7,502	$	128.54

The grant date fair value of restricted stock units is based on the quoted market price of our common stock on the date of grant. The weighted-average grant date fair values of restricted stock units granted during fiscal years 2023, 2022, and 2021 were $126.41, $136.78, and $127.27 respectively. The fair values of restricted stock units that vested during fiscal years 2023, 2022, and 2021 were $460 million, $457 million, and $420 million, respectively.

Performance-Based Restricted Stock Units

Our performance-based restricted stock units vest upon the achievement of pre-determined performance-based milestones, including, but not limited to, management reporting milestones of net bookings and operating income metrics, as well as service conditions. If these performance-based milestones are not met but service conditions are met, the performance-based restricted stock units will not vest, in which case any compensation expense we have recognized to date will be reversed. Generally, the measurement periods of our performance-based restricted stock units are 3 to 4 years, with awards vesting after each annual measurement period or cliff-vesting after the completion of the total aggregate measurement period.

Each quarter, we update our assessment of the probability that the performance milestones will be achieved. We amortize the fair values of performance-based restricted stock units over the requisite service period. The performance-based restricted stock units contain threshold, target and maximum milestones for each performance-based milestone. The number of shares of common stock to be issued at vesting will range from zero to 200 percent of the target number of performance-based restricted stock units attributable to each performance-based milestone based on the company's performance as compared to these threshold, target and maximum performance-based milestones. Each performance-based milestone is weighted evenly and the number of shares that vest based on each performance-based milestone is independent from the other.

The following table summarizes our performance-based restricted stock unit activity, presented with the maximum number of shares that could potentially vest, for the fiscal year ended March 31, 2023:

	Performance-Based Restricted Stock Units (in thousands)		Weighted-Average Grant Date Fair Value
Outstanding as of March 31, 2022	190	$	142.60
Granted	509		127.98
Vested	(73)		142.60
Forfeited or cancelled	(69)		136.28
Outstanding as of March 31, 2023	557	$	130.03

The weighted-average grant date fair values of performance-based restricted stock units granted during fiscal years 2023 and 2022 were $127.98 and $140.48, respectively. The fair values of performance-based restricted stock units that vested during fiscal years 2023 and 2022 were $9 million and $38 million, respectively. There were no performance-based restricted stock units granted or vested during fiscal year 2021.

Market-Based Restricted Stock Units

Our market-based restricted stock units vest contingent upon the achievement of pre-determined market and service conditions. If these market conditions are not met but service conditions are met, the market-based restricted stock units will not vest; however, any compensation expense we have recognized to date will not be reversed. The number of shares of common stock to be issued at vesting will range from zero to 200 percent of the target number of market-based restricted stock units based on our total stockholder return ("TSR") relative to the performance of companies in the Nasdaq-100 Index for each measurement period, over either a one-year, two-year cumulative and three-year cumulative period, a two-year and four-year cumulative period or a three-year period.

The following table summarizes our market-based restricted stock unit activity, presented with the maximum number of shares that could potentially vest, for the year ended March 31, 2023:

	Market-Based Restricted Stock Units (in thousands)		Weighted-Average Grant Date Fair Value
Outstanding as of March 31, 2022	1,321	$	134.69
Granted	178		176.70
Vested	(95)		114.97
Forfeited or cancelled	(582)		129.16
Outstanding as of March 31, 2023	822	$	149.98

The weighted-average grant date fair values of market-based restricted stock units granted during fiscal years 2023, 2022, and 2021 were $176.70, $170.44, and $145.78, respectively. The fair values of market-based restricted stock units that vested during fiscal years 2023, 2022, and 2021 were $12 million, $37 million, and $19 million, respectively.

ESPP

Pursuant to our ESPP, eligible employees may authorize payroll deductions of between 2 percent and 10 percent of their compensation to purchase shares of common stock at 85 percent of the lower of the market price of our common stock on the date of commencement of the applicable offering period or on the last day of each six-month purchase period.

The following table summarizes our ESPP activity for fiscal years ended March 31, 2023, 2022 and 2021:

	Shares Issued (in millions)	Exercise Prices for Purchase Rights	Weighted-Average Fair Values of Purchase Rights
Fiscal Year 2021	0.7	$74.70 - $119.37	$ 29.80
Fiscal Year 2022	0.6	$113.39 - $118.14	$ 35.94
Fiscal Year 2023	0.7	$96.34 - $111.86	$ 33.91

The fair values were estimated on the date of grant using the Black-Scholes valuation model. We issue new common stock out of the ESPP's pool of authorized shares. As of March 31, 2023, 3.5 million shares were available for grant under our ESPP.

Stock-Based Compensation Expense

The following table summarizes stock-based compensation expense resulting from stock options, restricted stock units, market-based restricted stock units, performance-based restricted stock units, and the ESPP purchase rights included in our Consolidated Statements of Operations (in millions):

	Year Ended March 31,		
	2023	2022	2021
Cost of revenue	$ 7	$ 6	$ 5
Research and development	367	356	285
Marketing and sales	59	54	46
General and administrative	115	112	99
Stock-based compensation expense	$ 548	$ 528	$ 435

During the fiscal years ended March 31, 2023, 2022, and 2021, we recognized $72 million, $68 million, and $56 million, respectively, of deferred income tax benefit related to our stock-based compensation expense.

As of March 31, 2023, our total unrecognized compensation cost related to stock options, restricted stock units, market-based restricted stock units, and performance-based restricted stock units was $740 million and is expected to be recognized over a weighted-average service period of 1.8 years. Of the $740 million of unrecognized compensation cost, $714 million relates to restricted stock units, $19 million relates to market-based restricted stock units, and $7 million relates to performance-based restricted stock units.

Deferred Compensation Plan

We have a Deferred Compensation Plan ("DCP") for the benefit of a select group of management or highly compensated employees and directors, which is unfunded and intended to be a plan that is not qualified within the meaning of section 401(a) of the Internal Revenue Code. The DCP permits the deferral of the annual base salary and/or director cash compensation up to a maximum amount. The deferrals are held in a separate trust, which has been established by us to administer the DCP. The trust is a grantor trust and the specific terms of the trust agreement provide that the assets of the trust are available to satisfy the claims of general creditors in the event of our insolvency. The assets held by the trust are classified as trading securities and are held at fair value on our Consolidated Balance Sheets. The assets and liabilities of the DCP are presented in other assets and other liabilities on our Consolidated Balance Sheets, respectively, with changes in the fair value of the assets and in the deferred compensation liability recognized as compensation expense. The estimated fair value of the assets was $23 million and $21 million as of March 31, 2023 and 2022, respectively. As of March 31, 2023 and 2022, $24 million and $22 million were recorded, respectively, to recognize undistributed deferred compensation due to employees.

401(k) Plan, Registered Retirement Savings Plan and ITP Plan

We have a 401(k) plan covering substantially all of our U.S. employees, a Registered Retirement Savings Plan covering substantially all of our Canadian employees, and an ITP pension plan covering substantially all our Swedish employees. These plans may permit us to make discretionary contributions to employees' accounts based on our financial performance. We contributed an aggregate of $42 million, $41 million, and $40 million to these plans in fiscal years 2023, 2022, and 2021, respectively.

Stock Repurchase Program

In May 2018, a Special Committee of our Board of Directors, on behalf of the full Board of Directors, authorized a program to repurchase up to $2.4 billion of our common stock. We completed repurchases under the May 2018 program in April 2020.

In November 2020, our Board of Directors authorized a program to repurchase up to $2.6 billion of our common stock. We completed repurchases under the November 2020 program in October 2022.

In August 2022, our Board of Directors authorized a program to repurchase up to $2.6 billion of our common stock. This stock repurchase program expires on November 4, 2024. Under this program, we may purchase stock in the open market or through privately negotiated transactions in accordance with applicable securities laws, including pursuant to pre-arranged stock trading plans. The timing and actual amount of the stock repurchases will depend on several factors including price, capital availability, regulatory requirements, alternative investment opportunities and other market conditions. We are not obligated to repurchase a specific number of shares under this program and it may be modified, suspended or discontinued at any time. We are actively repurchasing shares under this program.

The following table summarizes total shares repurchased during fiscal years 2023, 2022, and 2021:

(In millions)	May 2018 Program		November 2020 Program		August 2022 Program		Total	
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Fiscal Year 2021	0.7	$ 78	4.9	$ 651	—	$ —	5.6	$ 729
Fiscal Year 2022	—	$ —	9.5	$ 1,300	—	$ —	9.5	$ 1,300
Fiscal Year 2023	—	$ —	5.1	$ 650	5.3	$ 645	10.4	$ 1,295

(16) INTEREST AND OTHER INCOME (EXPENSE), NET

Interest and other income (expense), net, for the fiscal years ended March 31, 2023, 2022 and 2021 consisted of (in millions):

	Year Ended March 31,		
	2023	**2022**	**2021**
Interest expense	(58)	(58)	(45)
Interest income	49	4	24
Net gain (loss) on foreign currency transactions	31	(22)	9
Net gain (loss) on foreign currency forward contracts	(29)	21	(19)
Other income (expense), net	1	7	2
Interest and other income (expense), net	$ (6)	$ (48)	$ (29)

(17) EARNINGS PER SHARE

The following table summarizes the computations of basic earnings per share ("Basic EPS") and diluted earnings per share ("Diluted EPS"). Basic EPS is computed as net income divided by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur from common shares issuable through stock-based compensation plans including stock options, restricted stock units, market-based restricted stock units, performance-based restricted stock units, and ESPP purchase rights using the treasury stock method.

	Year Ended March 31,		
(In millions, except per share amounts)	2023	2022	2021
Net income	$ 802	$ 789	$ 837
Shares used to compute earnings per share:			
Weighted-average common stock outstanding — basic	277	284	289
Dilutive potential common shares related to stock award plans	1	2	3
Weighted-average common stock outstanding — diluted	278	286	292
Earnings per share:			
Basic	$ 2.90	$ 2.78	$ 2.90
Diluted	$ 2.88	$ 2.76	$ 2.87

Certain restricted stock units, market-based restricted stock units and performance-based restricted stock units were excluded from the treasury stock method computation of diluted shares as their inclusion would have had an antidilutive effect. For the fiscal year ended March 31, 2023, two million such shares were excluded, and for the fiscal years ended March 31, 2022 and 2021, one million and two million such shares were excluded, respectively.

(18) SEGMENT AND REVENUE INFORMATION

Our reporting segment is based upon: our internal organizational structure; the manner in which our operations are managed; the criteria used by our Chief Executive Officer, our Chief Operating Decision Maker ("CODM"), to evaluate segment performance; the availability of separate financial information; and overall materiality considerations. Our CODM currently reviews total company operating results to assess overall performance and allocate resources. As of March 31, 2023, we have only one reportable segment, which represents our only operating segment.

Information about our total net revenue by timing of recognition for the fiscal years ended March 31, 2023, 2022 and 2021 is presented below (in millions):

| | Year Ended March 31, | | |
	2023	**2022**	**2021**
Net revenue by timing of recognition			
Revenue recognized at a point in time	$ 2,389	$ 2,326	$ 2,006
Revenue recognized over time	5,037	4,665	3,623
Net revenue	$ 7,426	$ 6,991	$ 5,629

Generally, performance obligations that are recognized upfront upon transfer of control are classified as revenue recognized at a point in time, while performance obligations that are recognized over either the estimated offering period, contractual term or subscription period as the services are provided are classified as revenue recognized over time.

Revenue recognized at a point in time includes revenue allocated to the software license performance obligation. This also includes revenue from the licensing of software to third-parties.

Revenue recognized over time includes service revenue allocated to the future update rights and the online hosting performance obligations. This also includes service revenue allocated to the future update rights from the licensing of software to third-parties, online-hosted services such as our *Ultimate Team* game mode, and subscription services.

Information about our total net revenue by composition for the fiscal years ended March 31, 2023, 2022 and 2021 is presented below (in millions):

| | Year Ended March 31, | | |
	2023	**2022**	**2021**
Net revenue by composition			
Full game downloads	$ 1,262	$ 1,282	$ 918
Packaged goods	675	711	695
Full game	1,937	1,993	1,613
Live services and other	5,489	4,998	4,016
Net revenue	$ 7,426	$ 6,991	$ 5,629

Full game net revenue includes full game downloads and packaged goods. Full game downloads primarily includes revenue from digital sales of full games on console, PC, mobile phones and tablets. Packaged goods primarily includes revenue from software that is sold physically through traditional channels such as brick and mortar retailers and certain licensing revenue.

Live services and other net revenue primarily includes revenue from sales of extra content for console, PC, and mobile games, certain licensing revenue, subscriptions, and advertising.

Information about our total net revenue by platform for the fiscal years ended March 31, 2023, 2022 and 2021 is presented below (in millions):

| | Year Ended March 31, | | |
	2023	2022	2021
Platform net revenue			
Console	$ 4,443	$ 4,400	$ 3,716
PC and other	1,729	1,532	1,195
Mobile	1,254	1,059	718
Net revenue	$ 7,426	$ 6,991	$ 5,629

Information about our operations in North America and internationally for the fiscal years ended March 31, 2023, 2022 and 2021 is presented below (in millions):

| | Year Ended March 31, | | |
	2023	2022	2021
Net revenue from unaffiliated customers			
North America	$ 3,151	$ 3,039	$ 2,474
International	4,275	3,952	3,155
Net revenue	$ 7,426	$ 6,991	$ 5,629

| | As of March 31, | |
	2023	2022
Long-lived assets		
North America	$ 445	$ 446
International	104	104
Total	$ 549	$ 550

We attribute net revenue from external customers to individual countries based on the location of the legal entity that sells the products and/or services. Note that revenue attributed to the legal entity that makes the sale is often not the country where the consumer resides. For example, revenue generated by our Swiss legal entity includes digital revenue from consumers who reside outside of Switzerland, including consumers who reside outside of Europe. Revenue generated by our Swiss legal entity during fiscal years 2023, 2022, and 2021 represents $4,085 million, $3,423 million and $2,731 million or 55 percent, 49 percent and 49 percent of our total net revenue, respectively. Revenue generated in the United States represents over 99 percent of our total North America net revenue. There were no other countries with net revenue greater than 10 percent.

In fiscal year 2023, our direct sales to Sony and Microsoft represented approximately 32 percent and 16 percent of total net revenue, respectively. In fiscal year 2022, our direct sales to Sony and Microsoft represented approximately 33 percent and 16 percent of total net revenue, respectively. In fiscal year 2021, our direct sales to Sony and Microsoft represented approximately 36 percent and 18 percent of total net revenue, respectively.

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Electronic Arts Inc.:

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated balance sheets of Electronic Arts Inc. and subsidiaries (the Company) as of April 1, 2023 and April 2, 2022, the related consolidated statements of operations, comprehensive income, stockholders' equity, and cash flows for each of the fiscal years in the three fiscal year period ended April 1, 2023, and the related notes (collectively, the consolidated financial statements). We also have audited the Company's internal control over financial reporting as of April 1, 2023, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of April 1, 2023 and April 2, 2022, and the results of its operations and its cash flows for each of the fiscal years in the three fiscal year period ended April 1, 2023, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of April 1, 2023 based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Assessment of the estimated offering period

As discussed in Note 2 to the consolidated financial statements, revenue for transactions that include future update rights and/or online hosting performance obligations are subject to deferral and recognized over the Estimated Offering Period. Determining the Estimated Offering Period is inherently subjective because it is not an explicitly defined period. The Company's determination of the Estimated Offering Period considers the following factors:

- the average period of time customers are online
- for physical games sold at retail, the period of time between the date a game unit is sold to a reseller and the date the reseller sells the game unit to the customer
- known and expected online gameplay trends
- disclosed service periods for competitors' games.

The Company reported net revenue of $7,426 million for the year-ended April 1, 2023 and deferred net revenue of $2,071 million as of April 1, 2023.

We identified the assessment of the Estimated Offering Period as a critical audit matter. A high degree of audit effort and subjective and complex auditor judgment was required to evaluate the sufficiency of audit evidence obtained over the Estimated Offering Period, including whether historical experience and other qualitative factors, such as those described above, are indicative of the time period during which the Company's games and extra content are played by its customers.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the Company's process to determine the Estimated Offering Period, including controls over the factors noted above and the Company's review of the Estimated Offering Period concluded for use in recognizing revenue. We evaluated the model the Company used to develop the Estimated Offering Period against the accounting requirements and for potential management bias. We computed the average period of time customers are online as well as the period of time between the date a game unit is sold to a reseller and the date the reseller sells the game unit to the customer by using the Company's internal data. We compared the results of these computations against the periods used by the Company in its Estimated Offering Period model. We obtained disclosed service periods for competitors' games and compared them against the data used by the Company. We compared known and expected online gameplay trends used in the determination of the Estimated Offering Period to historical Company information and publicly available industry information. We performed a sensitivity analysis over the Company's Estimated Offering Period to assess the impact of potential changes in the Estimated Offering Period on revenue. We assessed the sufficiency of evidence obtained related to the Estimated Offering Period by evaluating the results of the procedures performed.

/s/ KPMG LLP

We have served as the Company's auditor since 1987.

Santa Clara, California
May 24, 2023

Item 9:   *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

Not applicable.

Item 9A: *Controls and Procedures*

Definition and Limitations of Disclosure Controls

Our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) are controls and other procedures that are designed to ensure that information required to be disclosed in our reports filed under the Exchange Act, such as this report, is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures are also designed to ensure that such information is accumulated and communicated to our management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. Our management evaluates these controls and procedures on an ongoing basis.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures. These limitations include the possibility of human error, the circumvention or overriding of the controls and procedures and reasonable resource constraints. In addition, because we have designed our system of controls based on certain assumptions, which we believe are reasonable, about the likelihood of future events, our system of controls may not achieve its desired purpose under all possible future conditions. Accordingly, our disclosure controls and procedures provide reasonable assurance, but not absolute assurance, of achieving their objectives.

Evaluation of Disclosure Controls and Procedures

Our Chief Executive Officer and our Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures, believe that as of the end of the period covered by this report, our disclosure controls and procedures were effective in providing the requisite reasonable assurance that material information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding the required disclosure.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act.

Our internal control over financial reporting is designed to provide reasonable, but not absolute, assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles. There are inherent limitations to the effectiveness of any system of internal control over financial reporting. These limitations include the possibility of human error, the circumvention or overriding of the system and reasonable resource constraints. Because of its inherent limitations, our internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with our policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting as of the end of our most recently completed fiscal year. In making its assessment, management used the criteria set forth in *Internal Control-Integrated Framework (2013),* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our management has concluded that, as of the end of our most recently completed fiscal year, our internal control over financial reporting was effective and provided a reasonable level of assurance.

KPMG LLP, our independent registered public accounting firm, has issued an auditors' report on the effectiveness of our internal control over financial reporting. That report appears on Page 82.

Changes in Internal Control over Financial Reporting

There has been no change in our internal controls over financial reporting identified in connection with our evaluation that occurred during the fiscal quarter ended March 31, 2023 that has materially affected or is reasonably likely to materially affect our internal control over financial reporting.

Item 9B: *Other Information*

None.

Item 9C: *Disclosure Regarding Foreign Jurisdictions that Prevent Inspections*

Not Applicable.

Item 10: *Directors, Executive Officers and Corporate Governance*

The information required by Item 10, other than the information regarding executive officers, which is included in Part I, Item 1 of this report, is incorporated herein by reference to the information to be included in our 2023 Proxy under the headings "Proxy Highlights", "Board of Directors and Corporate Governance" and, as applicable, "Delinquent Section 16(a) Reports.

Item 11: *Executive Compensation*

The information required by Item 11 is incorporated herein by reference to the information to be included in the 2023 Proxy under the headings "Director Compensation", "Compensation Discussion & Analysis" and "Compensation Committee Interlocks and Insider Participation."

Item 12: *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

The information required by Item 12 is incorporated herein by reference to the information to be included in the 2023 Proxy under the headings "Executive Compensation Tables" and "Security Ownership of Certain Beneficial Owners and Management."

Item 13: *Certain Relationships and Related Transactions, and Director Independence*

The information required by Item 13 is incorporated herein by reference to the information to be included in the 2023 Proxy under the headings "Director Independence", "Related Persons Transaction Policy", and, as applicable, "Related Person Transactions."

Item 14: *Principal Accountant Fees and Services*

The information required by Item 14 is incorporated herein by reference to the information to be included in Proposal 3 of the 2023 Proxy and under the heading "Audit Matters."

PART IV

Item 15: *Exhibits and Financial Statements*

(a) Documents filed as part of this report

1. Financial Statements: See Index to Consolidated Financial Statements under Item 8 on Page 36 of this report.

2. Financial Statement Schedules: The Financial Statement Schedules have been omitted because they are not applicable or are not required or are not present in material amounts or the information required to be set forth herein is included in the Consolidated Financial Statements or Notes thereto.

3. Exhibits: The exhibits listed in the accompanying index to exhibits on Page 87 are filed or incorporated by reference as part of this report.

Item 16: *Form 10-K Summary*

None.

Number	Exhibit Title	Incorporated by Reference			Filed Herewith
		Form	File No.	Filing Date	
2.01	Share Purchase Agreement, dated as of June 23, 2021, by and among Electronic Arts Inc., Pine Interactive Ltd. and WB/TT Holdings, Inc.	8-K	000-17948	6/23/2021	
3.01	Amended and Restated Certificate of Incorporation	8-K	000-17948	8/13/2021	
3.02	Certificate of Amendment to Amended and Restated Certificate of Incorporation	8-K	000-17948	8/15/2022	
3.03	Amended and Restated Bylaws	8-K	000-17948	8/15/2022	
4.01	Specimen Certificate of Registrant's Common Stock	10-Q	000-17948	2/6/2018	
4.02	Description of Securities				X
4.03	Indenture, dated as of February 24, 2016 by and between Electronic Arts Inc. and U.S. Bank National Association, as Trustee	8-K	000-17948	2/24/2016	
4.04	First Supplemental Indenture, dated as of February 24, 2016, between Electronic Arts Inc. and U.S. Bank National Association, as Trustee	8-K	000-17948	2/24/2016	
4.05	Second Supplemental Indenture, dated as of February 11, 2021, between Electronic Arts Inc. and U.S. Bank National Association, as Trustee	8-K	000-17948	2/11/2021	
10.01*	Form of Indemnity Agreement with Directors	10-K	000-17948	6/4/2004	
10.02*	Electronic Arts Inc. Executive Bonus Plan	8-K	000-17948	5/25/2021	
10.03*	Electronic Arts Inc. Deferred Compensation Plan	10-Q	000-17948	8/6/2007	
10.04*	Electronic Arts Inc. Amended and Restated Change in Control Severance Plan	8-K	000-17948	11/19/2021	
10.05*	First Amendment to the Electronic Arts Deferred Compensation Plan, as amended and restated	10-K	000-17948	5/22/2009	
10.06*	EA Bonus Plan	8-K	000-17948	5/18/2018	
10.07*	Form of Performance-Based Restricted Stock Unit Agreement	8-K	000-17948	5/25/2021	
10.08*	Form of Performance-Based Restricted Stock Unit Agreement	10-K	000-17948	5/25/2022	
10.09*	Form of Performance-Based Restricted Stock Unit Agreement				X
10.10*	Form of November 2019 Performance-Based Restricted Stock Unit Agreement	8-K	000-17948	11/12/2019	
10.11*	2000 Equity Incentive Plan, as amended, and related documents	8-K	000-17948	8/1/2016	
10.12*	2000 Employee Stock Purchase Plan, as amended	10-Q	000-17948	2/8/2022	
10.13*	Form of Restricted Stock Unit Agreement				X
10.14*	Form of Restricted Stock Unit Agreement For Non-Employee Directors				X
10.15*	Amended and Restated 2019 Equity Incentive Plan	8-K	000-17948	8/15/2022	

Number	Exhibit Title	Incorporated by Reference			Filed Herewith
		Form	File No.	Filing Date	
10.16*	Electronic Arts Inc. Executive Officer Cash Severance Policy	8-K	000-17948	9/1/2022	
10.17*	Offer Letter for Employment at Electronic Arts Inc. to Andrew Wilson, dated September 15, 2013	8-K	000-17948	9/17/2013	
10.18*	Offer Letter for Employment at Electronic Arts Inc. to Christopher Suh, dated January 14, 2022	8-K	000-17948	1/31/2022	
10.19*	Offer Letter for Employment at Electronic Arts Inc. to Ken Moss, dated June 6, 2014	10-Q	000-17948	8/5/2014	
10.20*	Offer Letter for Employment at Electronic Arts Inc. to Chris Bruzzo, dated July 21, 2014	10-Q	000-17948	11/4/2014	
10.21*	Offer Letter for Employment at Electronic Arts Inc. to Mala Singh, dated August 27, 2016	10-Q	000-17948	11/8/2016	
10.22**	Durango Publisher License Agreement, dated June 29, 2012, by and among Electronic Arts Inc., EA International (Studio & Publishing) Ltd., Microsoft Licensing, GP and Microsoft Corporation	10-K	000-17948	5/21/2014	
10.23**	Xbox Console Publisher License Agreement, dated as of September 30, 2020, between Microsoft Corporation, Electronic Arts Inc. and EA Swiss Sàrl	10-Q	000-17948	11/10/2020	
10.24**	Playstation Global Developer & Publisher Agreement, dated April 1, 2018, by and among Electronic Arts Inc., EA International (Studio & Publishing) Ltd., Sony Interactive Entertainment Inc., Sony Interactive Entertainment LLC, and Sony Interactive Entertainment Europe Ltd	10-Q	000-17948	8/8/2018	
10.25**	PlayStation 5 Amendment to the PlayStation Global Developer and Publisher Agreement, dated as of October 15, 2020, by and among Electronic Arts Inc., EA Swiss Sàrl, Sony Interactive Entertainment, Inc., Sony Interactive Entertainment LLC, and Sony Interactive Entertainment Europe Limited	10-Q	000-17948	11/10/2020	
10.26	Credit Agreement, dated March 22, 2023, by and among Electronic Arts Inc., the lenders from time to time party thereto, and JPMorgan Chase Bank, N.A., as Administrative Agent	8-K	000-17948	3/22/2023	
21.1	Subsidiaries of the Registrant				X
23.1	Consent of KPMG LLP, Independent Registered Public Accounting Firm				X
31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				X
31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				X
Additional exhibits furnished with this report:					
32.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002				X
32.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002				X
101.INS†	Inline XBRL Instance Document				X
101.SCH†	Inline XBRL Taxonomy Extension Schema Document				X

Number	Exhibit Title	Incorporated by Reference			Filed Herewith
		Form	File No.	Filing Date	
101.CAL†	Inline XBRL Taxonomy Extension Calculation Linkbase Document				X
101.DEF†	Inline XBRL Taxonomy Extension Definition Linkbase Document				X
101.LAB†	Inline XBRL Taxonomy Extension Label Linkbase Document				X
101.PRE†	Inline XBRL Taxonomy Extension Presentation Linkbase Document				X
104	The Cover Page Interactive Data File, formatted in Inline XBRL (included in Exhibit 101)				

* Management contract or compensatory plan or arrangement.

** Confidential portions of these documents have been omitted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELECTRONIC ARTS INC.

By: /s/ Andrew Wilson

Andrew Wilson

Chief Executive Officer

Date: May 24, 2023

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated and on the 24th of May, 2023.

Name	Title
/s/ Andrew Wilson	Chief Executive Officer
Andrew Wilson	
/s/ Chris Suh	Executive Vice President and
Chris Suh	Chief Financial Officer
/s/ Eric Kelly	Senior Vice President and
Eric Kelly	Chief Accounting Officer
Directors:	
/s/ Andrew Wilson	Chair of the Board
Andrew Wilson	
/s/ Kofi A. Bruce	Director
Kofi A. Bruce	
/s/ Rachel A. Gonzalez	Director
Rachel A. Gonzalez	
/s/ Jeffrey T. Huber	Director
Jeffrey T. Huber	
/s/ Talbott Roche	Director
Talbott Roche	
/s/ Richard A. Simonson	Director
Richard A. Simonson	
/s/ Luis A. Ubiñas	Director
Luis A. Ubiñas	
/s/ Heidi Ueberroth	Director
Heidi Ueberroth	



Electronic Arts

To learn more visit

https://ir.ea.com

